Filed Pursuant to Rule 424(b)(1) Registration No. 333-146098

Prospectus

13,500,000 shares

RHI Entertainment, Inc.

Common Stock

This is an initial public offering of shares of common stock by RHI Entertainment, Inc. The initial public offering price is $14.00 per share.

Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on the Nasdaq Global Market under the symbol ‘‘RHIE.’’

We will be a holding company and our sole asset will be approximately 57.7% (61.1% if the underwriters’ over-allotment option is exercised in full) of the common membership units in RHI Entertainment Holdings II, LLC, or Holdings II. KRH Investments LLC, or KRH, will own the remaining approximately 42.3% (38.9% if the underwriters’ over-allotment option is exercised in full) of the common membership units in Holdings II. Beginning six months from the completion of this offering, KRH will be entitled to exchange its common membership units in Holdings II for, at our option, shares of RHI Entertainment, Inc. common stock on a one-for-one basis (as adjusted to account for stock splits, recapitalizations or similar events) or cash, or a combination of both stock and cash. Our only business will be acting as the sole manager of Holdings II and, as such, we will operate and control all of the business and affairs of Holdings II, subject to approval rights by KRH in certain circumstances as described in ‘‘Corporate history and reorganization.’’ We will use the proceeds of this offering to purchase newly issued common membership units from Holdings II. See ‘‘Use of proceeds’’ and ‘‘Underwriting.’’

	Per Share	Total
Initial public offering price	$14.00	$189,000,000
Underwriting discounts and commissions	$0.98	$13,230,000
Proceeds to us (before expenses)	$13.02	$175,770,000

Investing in our common stock involves a high degree of risk. See ‘‘Risk factors’’ beginning on page 16.

RHI Entertainment, Inc. has granted the underwriters an option for a period of 30 days to purchase up to 2,025,000 additional shares of common stock on the same terms and conditions set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on or about June 23, 2008.

JPMorgan	Banc of America Securities LLC
Cowen and Company	Thomas Weisel Partners LLC

This prospectus is dated June 17, 2008.

RHI
ENTERTAINMENT

TIN MAN
A SECRET WORLD IS ABOUT TO BE REVEALED
DINOTOPIA
TED DANSON
GULLIVER'S TRAVELS
ARMAND ASSANTE
THE ODYSSEY
GLENN CLOSE
PATRICK STEWART
The Lion in Winter
LONESOME DOVE
THE STORM OF GLOBAL PROPORTIONS IS COMING
CATEGORY 7: THE END OF THE WORLD
MITCH ALBOM'S
FIVE PEOPLE YOU MEET IN HEAVEN
JON VOIGHT ELLEN BURSTYN
JEFF DANIELS DAGMARA DOMINCZYK
MICHAEL IMPERIOLI
DIRECTED BY LLOYD KRAMER
PATRICK STEWART
MOBY DICK
DREAMKEEPER
MERLIN
FLASH GORDON
EVERY WORLD
NEEDS A CHAMPION

Unless otherwise indicated or unless the context indicates otherwise, all references in this prospectus to:

•	‘‘RHI LLC’’ refers to RHI Entertainment, LLC, a Delaware limited liability company that is the current operating company for our business, and the sole asset of RHI Entertainment Holdings II, LLC.

•	‘‘Holdings II’’ refers to RHI Entertainment Holdings II, LLC, a Delaware limited liability company which will hold RHI Entertainment, LLC as its sole asset and which RHI Inc. will acquire an interest in and become the sole managing member of, upon completion of this offering.

•	‘‘RHI,’’ ‘‘RHI Inc.,’’ ‘‘the company,’’ ‘‘us,’’ ‘‘we,’’ or ‘‘our’’ refer to the issuer, RHI Entertainment, Inc., a newly formed Delaware corporation, and its consolidated subsidiaries, including Holdings II and RHI LLC and their subsidiaries and predecessor companies.

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•	‘‘KRH’’ refers to KRH Investments LLC (prior to the offering, known as RHI Entertainment Holdings, LLC), a Delaware limited liability company, which together with RHI Inc. will be the members of Holdings II upon completion of this offering.

•	‘‘Holdings’’ refers to RHI Entertainment Holdings, LLC, a Delaware limited liability company, before it changed its name to KRH.

•	‘‘Kelso’’ refers to Kelso & Company L.P., a Delaware limited partnership, an affiliate of the principal investor in KRH.

•	‘‘Predecessor Company’’ refers to Hallmark Entertainment LLC, our operating company prior to January 12, 2006 (for purposes of our financial data).

•	‘‘Successor Company’’ refers to RHI LLC, our operating company from January 12, 2006 (inception) to the present (for purposes of our financial data).

•	‘‘Hallmark Cards’’ refers to Hallmark Cards Inc., a Delaware corporation.

•	‘‘Crown Media’’ refers to Crown Media Holdings, Inc., a Delaware corporation and a subsidiary of Hallmark Cards.

•	‘‘Hallmark Entertainment’’ refers to Hallmark Entertainment LLC, a Delaware limited liability company, its consolidated subsidiaries and the predecessor company of RHI LLC before it was acquired and renamed in January 2006.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Industry and market data and forward-looking statements used throughout this prospectus are derived from various industry and other independent sources, including the ‘Communications Industry Forecast 2007-2011’ published in August 2007 by Veronis Suhler Stevenson, SNL Kagan Worldwide Media Estimates, or Kagan; and Nielsen Media Research, or Nielsen. These third party industry publications and forecasts generally state that the information contained therein has been obtained from sources generally believed to be reliable. We have relied on the accuracy of such data and statements without carrying out an independent verification thereof. The industry forward-looking statements included in this prospectus may be materially different than actual results.

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Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read the following summary together with the more detailed information regarding us and our common stock being sold in this offering, including our financial statements and the related notes, appearing elsewhere in this prospectus.

RHI overview

We develop, produce and distribute new made-for-television movies, mini-series and other television programming worldwide. We are the leading provider of new long-form television content with a 20% market share of domestic made-for-television (MFT) movies and mini-series and a 48% market share of domestic mini-series from January 2000 through September 2007, based on research provided by Nielsen. We also selectively produce new episodic series programming for television. In addition to our development, production and distribution of new content, we own an extensive library of existing long-form television content, which we license primarily to broadcast and cable networks worldwide.

Our business is comprised of new film production and the licensing of existing content from our film library. In our production process, we reduce risk through an economic model that generates contractual sales for the majority of our production costs in advance of delivering our content (pre-sales). It is our practice not to commence production until we have a firm order for an initial license fee that typically equals 30% to 60% of our production costs. The initial licensee is generally a U.S. broadcast or cable network that pays the fee to acquire the right to air our content for a defined period of time. We are also able to license the same programming to international broadcast and cable networks. It is our practice not to begin production unless a significant number of these foreign license agreements are secured or under negotiation.

In January 2006, Robert Halmi, Jr., members of management, Kelso and other investors acquired Hallmark Entertainment from Hallmark Cards and renamed it RHI Entertainment, LLC, or RHI LLC. In December 2006, RHI LLC acquired the domestic rights to Crown Media’s film library. The acquisition of the library was primarily a repurchase of the domestic rights to titles that Crown Media had acquired from Hallmark Entertainment in September 2001. These acquisitions substantially reunited the original assets of Hallmark Entertainment. We believe that these assets are being managed more efficiently and profitably as an independent operation.

Operating independently has enabled us to diversify the type of content we develop, produce and distribute. Previously, a large portion of our content was developed and produced for the Hallmark Channel and targeted the demographic of that channel. As an independent company, we have broadened the type of content we develop and produce and expanded the networks to whom we license and distribute. We do not expect to produce and deliver a significant amount of new content for the Hallmark Channel in 2008. However, under our existing license agreement, we will continue to license existing titles from our film library to the Hallmark Channel for at least the next five years. With a more diversified content offering, we have been able to access new distribution platforms, including ION Media Networks, direct-to-video, video-on-demand and pay-per-view.

Revenue, Adjusted EBITDA (as defined below under ‘‘Summary consolidated historical and pro forma financial and operating information’’) and net loss for the year ended December 31, 2007 were $232.0 million, $33.0 million and $(22.6) million, respectively, compared to $191.8 million, $(68.1) million and $(9.2) million, respectively, for the year ended December 31, 2006. We believe that the improvement of our 2007 operating results over the prior year demonstrates the effectiveness of our new business strategy. Revenue, Adjusted EBITDA and net loss for the three months ended March 31, 2008 were $22.2 million, $(18.6) million and $(20.2) million, respectively, compared to $6.7 million, $(36.4) million and $(17.3) million, respectively, for the three months ended March 31, 2007. In March 2008, Kelso temporarily suspended payment of their quarterly management fee to optimize the company’s available liquidity.

During 2008, we expect to develop, produce and distribute approximately 40 MFT movies and mini-series. Historically, we have been able to scale our production volume and diversify our content offering in order to meet market demand. We believe our award winning content offers customers a variety of cost-effective programming that drives ratings and, in turn, generates additional demand for our library content. In nine of the last 13 seasons, we have developed and distributed either the highest-rated U.S. broadcast MFT movie or mini-series episode. In addition, our productions have won 104 Emmy® Awards, 15 Golden Globe Awards and eight Peabody Awards.

We have focused on, and invested in, an extensive library of MFT movies and mini-series. We now own rights to more than 1,000 titles, or over 3,500 broadcast hours, of long-form television programming, the majority of which has been developed and produced by us. We believe that our library is one of the largest of its kind.

Our customers include a variety of domestic broadcast and cable networks, such as ABC, CBS, the Hallmark Channel, Lifetime, NBC, the Sci-Fi Channel, Spike TV and USA Network, as well as large international broadcasters, including Antena-3, M6, PROSIEBEN-SAT1, TF1, Seven Network and Sky. In addition, our on-going productions and extensive library provide us with the ability to exploit new business opportunities beyond our traditional distribution channels. These opportunities include increased international distribution and cable syndication, network programming (ION Media Networks, or ION), direct-to-video, video-on-demand, or VOD and pay-per-view, or PPV. For example, under our agreement with ION, we are providing programming for its primetime weekend schedule (7 p.m. to 11 p.m. Friday, Saturday and Sunday).

In addition to pre-selling licensing rights, we mitigate production risk by focusing on relatively low cost programming, with production expenses ranging from $2.0 to $4.0 million for a MFT movie and $8.0 to $20.0 million for a mini-series. In addition, we have a relatively short production cycle, between 30 and 60 days for a MFT movie and 60 and 90 days for a mini-series, and relatively low annual working capital requirements. These factors will enable us to develop, produce and distribute approximately 40 MFT movies and mini-series in 2008. We believe that these characteristics, combined with our expanding distribution opportunities, will continue to create long-term value for us while limiting our risk.

Market & competitive overview

We provide programming to meet the increasing demand of television broadcasters and cable networks for original content that drives ratings and advertising revenue, as well as to expand business opportunities by delivering content to new distribution platforms. The demand for original programming is strong and global growth trends are encouraging. According to Kagan, global television programming revenue from U.S.-produced programming is expected to reach more than $48.2 billion by 2011, representing a 4.4% compound annual growth rate, or CAGR, from $40.6 billion in 2007. Kagan also anticipates that U.S. basic cable programming spending will grow at a CAGR of 8.1% from 2007 to 2011 and that international demand for U.S.-produced programming will grow by an average of 5.5% per year over the same period. As the number of cable channels and other outlets for television product expand, demand for television content will increase, and content companies such as ours are expected to benefit. According to Veronis Suhler Stevenson, DVD revenue in the home video market is expected to climb to nearly $31.2 billion annually by 2011, representing a CAGR of 4.0% from 2007. In addition, according to Veronis Suhler Stevenson, the residential wired cable VOD market is projected to grow to $2.5 billion in 2011, representing a 16.1% CAGR from 2007, while the internet download of video content market is expected to grow 50.9% annually over the same period to $1.8 billion by 2011.

Our primary competitors in long-form television content include Disney/ABC International Television and CBS Paramount International Television, and cable networks, such as HBO. From January 2000 through September 2007, we developed and distributed 272 MFT movies and mini-series which, based on research provided by Nielsen, was more than our two nearest competitors combined.

Company strengths

Clear market leader — Our long history of award winning content, and global footprint have positioned us as the market leader of long-form television content, evidenced by our 20% share of the domestic MFT movie and mini-series market, more than twice that of our nearest competitor, and our 48% share of the domestic mini-series market, based on research provided by Nielsen from January 2000 through September 2007.

Proven production model — Our business model enables us to generate contractual sales for our new productions in advance of their delivery and provides visibility into long-term cash flows from the licensing of rights to content in our film library. Key production model elements include:

•	commencing production when we have a firm order for an initial license fee;

•	collecting a significant portion of this contracted cash during production and the remaining contracted cash before the expiration of the initial licensing period; and

•	contracting with additional customers to pre-sell rights which account for a majority of our production costs prior to delivery of our content.

Long-term contracted library cash flows — Our large long-form television programming library provides us with consistent, profitable and growing contractual future cash flows. The combination of those high-margin cash flows and our access to additional distribution platforms generates significant operating leverage in our business model. As of December 31, 2007, we had $314.3 million of future cash flows under contract from the licensing of content in our library, which represents 24% more than we had at December 31, 2006.

Expanding customer base — The global growth of cable networks and increasing demand for our library product have resulted in a growing customer base. Our traditional customer base has included domestic broadcast and cable networks, such as ABC and the Hallmark Channel, as well as large international broadcasters. Following our independence, we have experienced new content demand from cable networks and have been able to further diversify our customer base to include networks such as ION and the Sci-Fi Channel. We are also augmenting our distribution platforms to new outlets such as VOD and PPV.

Leading content provider — Our consistent high ratings and various television awards are a testament to the quality of our content. We have developed and distributed either the highest–
rated US broadcast MFT movie or mini-series episode in nine of the last 13 seasons. Our productions have won 104 Emmy® Awards, 15 Golden Globe Awards and eight Peabody Awards.

Highly experienced management team — Our senior management team, which has on average over 20 years of industry experience, has developed, produced and distributed more than 2,500 broadcast hours of television programming, and has a strong reputation for efficient and timely execution within the industry.

Company strategy

The company intends to pursue a strategy of significant growth by pursuing the following:

Capture growth opportunities in the worldwide television market — We intend to use our production capabilities and significant library to sell into the growing number of broadcast and cable channels and other new outlets for television programming.

Adapt our product to meet the demands of a diverse customer base — We intend to broaden and diversify the type of film content we distribute in order to meet the demands of our expanding distribution channels. For example, we recently developed and distributed action/thriller MFT movies for the Sci-Fi Channel and Spike TV.

Target new distribution platforms — We are well-positioned to benefit from the emergence of new distribution platforms, such as direct-to-video, VOD and PPV. Distributing our content through new channels increases the value of our original production content and enhances the value of our long form television library. We intend to take advantage of viable alternative distribution outlets as they emerge.

Exploit our growing library — Our library is enhanced each year with the addition of our new MFT movies, mini-series and other television programming. Moreover, with the acquisition of the Crown Media library in late 2006, we more than doubled the number of titles in our library. We expect to achieve growth through the licensing and re-licensing of existing and new content to broadcast and cable networks. Our cost to produce new content is generally recouped by the end of its initial licensing term, thus we expect those re-licensing terms to generate high-margin incremental cash flows. Our independence allows us to license our library content to a larger and more diversified customer base, providing operating leverage and further enhancing the economics of our business model.

Our history

Robert Halmi, Sr. has been involved with the development of MFT movies and mini-series for nearly 30 years along with his son, Robert Halmi, Jr. Several years after joining his father in 1979, Mr. Halmi, Jr. began managing the operations of the business.

In 1994, RHI Entertainment, Inc., a publicly traded company, was acquired by Hallmark Cards, renamed Hallmark Entertainment and converted to a limited liability company. While owned by Hallmark Cards, the company expanded and broadened its production and developed the Hallmark Entertainment Network internationally, which ultimately led to the development and launching of the Hallmark Channel in the United States. In September 2001, Hallmark Entertainment sold the majority of its film library to Crown Media. In January 2006, Robert Halmi, Jr., members of management, Kelso and other investors acquired Hallmark Entertainment from Hallmark Cards and renamed it RHI Entertainment, LLC, or RHI LLC. In December 2006, RHI LLC reacquired the domestic rights to Crown Media’s film library.

We are a Delaware corporation, incorporated on August 24, 2007, and our principal executive offices are located at 1325 Avenue of the Americas, 21st Floor, New York, New York 10019. Our telephone number is (212) 977-9001, and our website address is http://www.rhifilms.com. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

Our reorganization

Overview

The business of the company has been historically conducted through RHI LLC, which, upon completion of this offering, will be a wholly-owned subsidiary of Holdings II. RHI Inc. and Holdings II were formed in connection with this offering. RHI Inc. will be the public vehicle for this offering and its primary asset will be common membership units in Holdings II. Holdings II will have two members, which will be RHI Inc. and KRH. Prior to this offering, KRH owned all of the ownership interests in RHI LLC. Upon completion of this offering, KRH will contribute its ownership interests in RHI LLC to Holdings II for common membership interests in Holdings II. Concurrently, RHI Inc. will purchase from Holdings II a number of newly issued common membership units equal to the number of common shares sold in the public offering, at a price per unit equal to the public offering price per share.

Upon completion of this offering, we will be a holding company that manages Holdings II, but will have no business operations or material assets other than approximately 57.7% of the common membership units in Holdings II (61.1% if the underwriters exercise their over-allotment option in full). KRH, owned by Robert Halmi, Jr., members of management, Kelso and other investors, will hold the remaining approximately 42.3% of common membership units in Holdings II (38.9% if the underwriters exercise their over-allotment option in full). Our only source of cash flow from operations will be distributions from Holdings II pursuant to the Holdings II limited liability company operating agreement, or the Holdings II LLC Agreement. See ‘‘Risk factors — Risks related to our corporate structure’’ and ‘‘Relationships and certain related transactions — Transactions with KRH — Holdings II LLC Agreement.’’

The graphic below illustrates our anticipated structure immediately following completion of this offering.

(1)	RHI Inc. will hold 61.1% of the common membership units in Holdings II and KRH will hold 38.9% of the common membership units in Holdings II if the underwriters exercise their over-allotment option in full.

After the reorganization and the completion of this offering, KRH will:

•	so long as KRH holds at least 30% of the outstanding common membership units in Holdings II, have the right to designate four director designees to RHI Inc.’s seven-member board of directors who will be voted upon and possibly elected by RHI Inc.’s stockholders (and if KRH owns more than 5% but less than 30% of the outstanding common membership units in Holdings II, it will have the right to designate a number of nominees to RHI Inc.’s board of directors constituting a minority of the members of the board of directors), with special approval rights over specified matters relating to Holdings II if any of these designees are not nominated or elected to RHI Inc.’s board; See ‘‘Management — Board composition following the offering.’’

•	beginning six months from the completion of this offering, be entitled to exchange its common membership units in Holdings II for, at RHI Inc.’s option, shares of RHI Inc. common stock on a one-for-one basis (as adjusted to account for stock splits, recapitalizations or similar events) or cash, or a combination of both stock and cash; and

•	have certain registration rights with respect to any shares of RHI Inc.’s common stock that it receives upon its exchange of common membership units in Holdings II, including the right to cause RHI Inc. to register for resale RHI Inc.’s common stock received by it as a result of any such exchange. See ‘‘Relationships and certain related transactions — Transactions with KRH — Registration rights agreement.’’

As a result of the future exchange of common membership units in Holdings II for cash or shares of common stock of RHI Inc., KRH will be entitled to receive periodic cash payments representing 85% of the amount of cash savings, if any, in U.S. federal, state and local income or franchise tax that RHI Inc. realizes as a result of such exchanges (or is deemed to realize, in the case of an early termination). See ‘‘Risk factors — Risks related to our corporate structure’’ and ‘‘Relationships and certain related transactions — Transactions with KRH.’’

Reorganization and offering transactions

1.	On August 24, 2007, RHI Inc., a Delaware corporation, was formed. Robert Halmi, Jr. became the initial shareholder by purchasing 100 shares for $1,000.

2.	On September 6, 2007, Holdings II, a Delaware limited liability company, was formed.

3.	On May 8, 2008, RHI Entertainment Holdings, LLC borrowed $30.0 million under a new senior unsecured term loan facility and contributed all of the net proceeds to our common equity capital.

4.	Immediately prior to the completion of this offering, the entity named RHI Entertainment Holdings, LLC will change its name to KRH Investments LLC.

5.	Immediately prior to the completion of this offering, KRH will contribute its 100% ownership interest in RHI LLC to Holdings II in consideration for 100% of the common membership units in Holdings II and Holdings II’s assumption of all of KRH’s obligations under its financial advisory agreement with Kelso.

6.	Concurrently with the completion of this offering, we will complete an upsizing of RHI LLC’s revolving credit facility and borrow amounts thereunder and under RHI LLC’s new senior second lien credit facility. Those items are referred to herein as the ‘‘concurrent financing transactions.’’ See ‘‘Use of proceeds’’ and ‘‘Description of senior credit facilities.’’

7.	Upon completion of this offering, the net proceeds received from this offering will be contributed by RHI Inc. to Holdings II in exchange for 57.7% of the common membership units in Holdings II. Holdings II and its subsidiaries will use the proceeds that they receive, together with net proceeds from the concurrent financing transactions, to repay RHI LLC’s existing senior second lien credit facility in full, to fund a distribution to KRH intended to return capital contributions by KRH used for the funding of capitalized film production costs incurred prior to the reorganization which KRH will use to repay the KRH unsecured term loan facility and to pay certain fees and expenses in connection with the reorganization and offering transactions and concurrent financing transactions; the remaining proceeds, if any, will be used for general corporate purposes, which may include the repayment of borrowings under RHI LLC’s revolving credit facility. We will contribute to Holdings II any net proceeds received from the underwriters’ exercise of the over-allotment option in exchange for additional newly issued common membership units in Holdings II equal to the number of shares of common stock issued in the exercise of the over-allotment option. See ‘‘Use of proceeds.’’

8.	Upon completion of this offering, RHI Inc. will be the sole managing member of Holdings II and will hold a majority of the economic interests. KRH will be a non-managing member of Holdings II and will hold a minority of the economic interests. Distributions will be made in accordance with the relative economic interests of RHI Inc. and KRH in Holdings II.

As a result of the foregoing reorganization and offering transactions, RHI Inc. will hold a number of common membership units in Holdings II equal to the number of outstanding shares of RHI Inc. common stock.

The reorganization and offering transactions are fully described under ‘‘Corporate history and reorganization’’ and ‘‘Relationships and certain related transactions.’’

Sponsor overview

Kelso, an affiliate of the principal investor in KRH, is a New York-based private investment firm founded in 1971. Since 1980, Kelso affiliates have acquired over 90 companies with total initial capital at closing of over $31.0 billion.

The offering

Common stock offered by RHI Inc.	13,500,000 shares of common stock, par value of $0.01 per share

Common stock of RHI Inc. outstanding immediately after this offering if the underwriters’ over-allotment option is not exercised	13,500,100 shares

Common membership units in Holdings II to be outstanding immediately after this offering if the underwriters’ over-allotment option is not exercised	23,400,100 common membership units

Common membership units in Holdings II held by RHI Inc.	13,500,100 common membership units

Common membership units in Holdings II held by KRH	9,900,000 common membership units

Over-allotment option	2,025,000 shares if the underwriters exercise the over-allotment option in full

Common stock of RHI Inc. outstanding immediately after this offering if the underwriters’ over-allotment is exercised in full	15,525,100 shares

Common membership units in Holdings II to be outstanding immediately after this offering if the underwriters’ over-allotment option is exercised in full	25,425,100 common membership units

KRH’s exchange rights	Beginning six months from the completion of this offering, KRH will be entitled to exchange its common membership units in Holdings II for, at our option, shares of RHI Inc. common stock on a one-for-one basis (as adjusted to account for stock splits, recapitalizations or similar events) or cash, or a combination of both stock and cash. If, immediately following this offering, KRH had all of its common membership units in Holdings II exchanged for shares of our common stock, KRH would own approximately 42.3% of all outstanding shares of our common stock (38.9% if the underwriters exercised their over-allotment option in full).

Use of proceeds	We estimate that we will receive net proceeds from the sale of our common stock in this offering of approximately $175.8 million ($202.1 million if the underwriters exercise their over-allotment option in full) after underwriting discounts and commissions. We will contribute the net proceeds from this offering to Holdings II in exchange for newly issued common membership units in Holdings II. We expect that Holdings II and its subsidiaries will then use the net proceeds received from us, together with the net proceeds from RHI LLC’s new $55.0 million senior second lien credit facility and approximately $85.7 million of borrowings under RHI LLC’s revolving credit facility, as follows:

•	approximately $260.0 million will be used to repay RHI LLC’s existing senior second lien credit facility in full;

•	approximately $35.7 million will be used to fund a distribution to KRH intended to return capital contributions by KRH used for the funding of capitalized film production costs incurred prior to the reorganization which KRH will use to repay its unsecured term loan facility, including prepayment premiums of $5.7 million;

•	approximately $20.8 million will be used to pay fees and expenses, net of reimbursements, in connection with the reorganization and offering transactions and the concurrent financing transactions, including $6.0 million to Kelso in exchange for the termination of our fee obligations under our existing financial advisory agreement; and

•	any remaining proceeds will be used for general corporate purposes, which may include the repayment of borrowings under RHI LLC’s revolving credit facility.

Because affiliates of J.P. Morgan Securities Inc. are lenders under the KRH unsecured term loan facility and RHI LLC’s existing senior second lien credit facility, affiliates of such underwriter will receive a portion of the proceeds of this offering. See ‘‘Underwriting.’’

See ‘‘Use of proceeds’’ and ‘‘Description of senior credit facilities.’’

Dividend policy	We have not paid dividends on our common stock in the past and do not currently intend to do so in the near future. Our board of directors has discretion, however, to determine if and when a dividend will be payable in the future. Our board of directors will likely consider a variety of factors, including general economic conditions, future prospects for the business, the company’s cash requirements and any other factors that the board deems relevant. See ‘‘Dividend policy,’’ ‘‘Management’s discussion and analysis of financial condition and results of operations — Liquidity and capital resources.’’

Voting rights	Our stockholders have one vote for each share of common stock held by them and are entitled to vote, on a non-cumulative basis, at all stockholders’ meetings. See ‘‘Description of capital stock — Common stock.’’

Risk factors	See ‘‘Risk factors’’ and other information included in this prospectus for a discussion of some of the factors you should consider before deciding to purchase our common stock.

Nasdaq symbol	‘‘RHIE’’

Unless otherwise stated herein, the information in this prospectus assumes that:

•	the initial public offering price will be $14.00 per share;

•	we close the upsizing of RHI LLC’s revolving credit facility and borrow $85.7 million under such facility, and $55.0 million under RHI LLC’s new senior second lien credit facility concurrently with the completion of this offering;

•	the underwriters will not exercise their right to purchase up to 2,025,000 additional shares of common stock from us to cover over-allotments; and

•	the reorganization is completed in connection with the completion of this offering.

Other than 100 shares of common stock issued to Robert Halmi, Jr. in connection with the formation of RHI Inc., no shares of our common stock are outstanding before completion of this offering. The number of shares of common stock to be outstanding after completion of this offering is based on 13,500,000 shares of our common stock to be sold in this offering and, except where we state otherwise, the information regarding our common stock presented in this prospectus excludes:

•	9,900,000 shares of common stock issuable upon exchange of common membership units in Holdings II; and

•	2,240,000 shares that will be reserved for issuance pursuant to our equity compensation plans.

Summary consolidated historical and
pro forma financial and operating information

The following tables set forth summary consolidated financial and operating information on a historical and pro forma basis.

Our summary consolidated historical financial information presented below as of December 31, 2007 and 2006 and for the year ended December 31, 2007 (successor), the period from January 12, 2006 (inception) to December 31, 2006 (successor) and for the year ended December 31, 2005 (predecessor) have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our summary consolidated financial information presented below as of March 31, 2008 (successor) and for the three-month period ended March 31, 2008 and for the three-month period ended March 31, 2007 (successor) have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of future operating results.

Our unaudited financial statements as of March 31, 2008 (successor) and for the three-month period ended March 31, 2008 and for the three-month period ended March 31, 2007 include, in the opinion of management, all adjustments consisting only of normal recurring adjustments, which the company considers necessary for a fair presentation of the financial position and results of operations of the company for these periods. Results for the three-month period are not necessarily indicative of the results to be expected for the full year.

The ‘‘Pro Forma’’ column in the summary consolidated financial data and operating information presented below gives pro forma effect to the reorganization and offering transactions, as described under ‘‘Corporate history and reorganization’’ and the application of the estimated proceeds from the sale by us of 13,500,000 shares of common stock in this offering at an initial public offering price of $14.00 per share.

The summary consolidated historical and pro forma financial and operating information should be read in conjunction with ‘‘Capitalization,’’ ‘‘Unaudited pro forma financial information,’’ ‘‘Management’s discussion and analysis of financial condition and results of operations’’ and the consolidated financial statements and the related notes thereto and the other financial information included elsewhere in this prospectus.

The business of the company has been historically conducted through RHI LLC, which, upon completion of this offering, will be a wholly-owned subsidiary of Holdings II. RHI Inc. and Holdings II were formed in connection with this offering. RHI Inc. will be the public vehicle for this offering and its primary asset will be common membership units in Holdings II. Holdings II will have two members, which will be RHI Inc. and KRH. Prior to the offering, KRH owned all of the ownership interests in RHI LLC. Upon completion of this offering, KRH will contribute its ownership interests in RHI LLC to Holdings II for common membership interests in Holdings II. Concurrently, RHI Inc. will purchase from Holdings II a number of newly issued common membership units equal to the number of common shares sold in the public offering, at a price per unit equal to the public offering price per share.

	Pro Forma	Pro Forma	Successor				Predecessor
	Three Months Ended March 31,	Year Ended December 31,	Three Months Ended March 31,		Year Ended December 31,		Year Ended December 31,
(In thousands, except per share data)	2008	2007	2008	2007	2007	2006(1)	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Results of operations data:
Revenue
Production	$4,941	$133,149	$4,941	$—	$133,149	$108,035	$158,034
Library	17,280	98,862	17,280	6,742	98,862	83,732	91,970
Total revenue	22,221	232,011	22,221	6,742	232,011	191,767	250,004
Gross profit (loss)(2)	4,643	94,937	4,643	1,785	94,937	73,637	(199,153)
Gross profit percentage	21%	41%	21%	26%	41%	38%	N/M
(Loss) income from operations	(9,603)	43,926	(8,753)	(6,230)	47,326	28,616	(367,592)
Non-controlling interest in loss of consolidated entity	7,813	6,231
Net loss(3)	(10,653)	(8,496)	(20,194)	(17,280)	(22,597)	(9,241)	(389,090)
Pro forma net loss per share:
Basic	$(0.79)	$(0.63)
Diluted	$(0.79)	$(0.63)
Pro forma shares used to compute net loss per share:
Basic	13,500	13,500
Diluted	13,500	13,500
Other financial data:
Net cash provided by (used in):
Operating activities	$(10,140)	$(88,778)	$(10,140)	$(21,638)	$(88,778)	$(99,518)	$13,742
Investing activities	(39)	(132)	(39)	(61)	(132)	(579,865)	(206)
Financing activities	19,320	86,566	19,320	19,423	86,566	683,134	58,800
Purchase of property and equipment	(39)	(132)	(39)	(61)	(132)	(223)	(206)
Adjusted EBITDA (unaudited)(4)	(11,598)	35,840	(18,560)	(36,388)	33,009	(68,082)	(13,520)
N/M = not meaningful

The following unaudited table reconciles net loss to Adjusted EBITDA for the periods presented:

	Pro Forma	Pro Forma	Successor				Predecessor
	Three Months Ended March 31,	Year Ended December 31,	Three Months Ended March 31,		Year Ended December 31,		Year Ended December 31,
(Dollars in thousands)	2008	2007	2008	2007	2007	2006(1)	2005
Net loss(3)	$(10,653)	$(8,496)	$(20,194)	$(17,280)	$(22,597)	$(9,241)	$(389,090)
Interest expense, net	9,176	40,217	11,754	13,199	51,487	32,610	22,566
Income tax expense (benefit)	593	1,424	593	(2,010)	1,424	6,341	—
Depreciation of fixed assets	49	204	49	50	204	172	189
Amortization of film production costs, including impairment charge	13,006	122,493	13,006	3,829	122,493	113,186	442,747
Goodwill impairment charge	—	—	—	—	—	—	141,365
Amortization of intangible assets	357	1,327	357	332	1,327	1,473	—
Capitalized film production costs, net of changes in accrued film production costs	(24,125)	(146,173)	(24,125)	(34,508)	(146,173)	(212,623)	(231,297)
Loss on extinguishment of debt	—	17,297	—	—	17,297	—	—
Financing-related expenses	—	7,547	—	—	7,547	—	—
Adjusted EBITDA(4)	$(11,598)	$35,840	$(18,560)	$(36,388)	$33,009	$(68,082)	$(13,520)

	Pro Forma	Successor			Predecessor
	As of March 31,	As of March 31,	As of December 31,		As of December 31,
(Dollars in thousands)	2008	2008	2007	2006	2005
	(unaudited)	(unaudited)
Consolidated balance sheet data (end of period):
Cash	$10,548	$10,548	$1,407	$3,751	$73,401
Film production costs, net	768,744	768,744	754,337	702,578	458,036
Total assets	961,157	958,189	953,395	859,655	786,656
Debt	531,586	675,437	655,951	565,000	—
Notes and amounts payable to affiliates, net	—	—	—	—	641,938
Non-controlling interest in consolidated entity	93,053	—	—	—	—
Member’s/Stockholders’ equity (deficit)	126,892	69,932	100,413	132,858	(85,642)

(Dollars in thousands)	2007	2006	2005	2004	2003
Other Operating Data (unaudited):
Number of films delivered during the year ended December 31,	43	32	44	48	50
Average cost per film for the year ended December 31,(5)	$3,293	$3,440	$4,460	$6,705	$6,670
Number of titles in our library as of December 31,	1,055	1,012	421	377	331
Number of hours of programming in our library as of December 31,	3,864	3,746	1,297	1,162	1,035
(1)	The operating results for the year ended December 31, 2006 reflect the period from January 12, 2006 (inception) through December 31, 2006. The Predecessor Company’s operating results for the period January 1, 2006 to January 11, 2006 are excluded. From January 1, 2006 to January 11, 2006, the Predecessor Company generated $1.2 million of revenue, a $(2.5) million loss from operations and a $(3.2) million net loss.
(2)	Gross profit (loss) for the year ended December 31, 2005 includes an impairment charge to film production costs of $295.2 million. In 2005, in connection with the pending sale of the company, a review of recoverability of assets was performed. As a result of this review, a $295.2 million charge was taken for impairment of film production costs. This non-cash impairment charge was recorded to reflect the net realizable value of the film library based on the negotiated purchase price for the company. There was no charge for impairment in 2006.
(3)	Net loss for the year ended December 31, 2005 includes impairment charges of $295.2 million to film production costs and $141.4 million to goodwill. In connection with the pending sale of the company in early 2006, a $141.4 million non-cash goodwill impairment charge was recorded in 2005 to reflect the fair value of goodwill based on the negotiated purchase price for the company.
(4)	Adjusted EBITDA represents net loss before interest expense, net, income tax (benefit) expense, depreciation of fixed assets, amortization of film production costs (including impairment charge), goodwill impairment charge, amortization of intangible assets and any loss on extinguishment of debt and financing-related expenses, reduced by our capitalized film production costs net of changes in accrued film production costs during the applicable period. We deduct our capitalized film production costs net of changes in accrued film production costs because we consider our film production spending to be a material aspect of our ongoing operating performance. We add back any loss on extinguishment of debt and financing-related expenses because we do not consider it to be a material aspect of our ongoing operating performance. Financing-related expenses for the year ended December 31, 2007 consist of $3.7 million of professional fees incurred for the consideration of financing structures and $3.9 million of legal and accounting fees incurred in connection with a prior postponement of our initial public offering. We present Adjusted EBITDA because we consider it an important supplemental measure of our performance and believe a comparable measure is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present Adjusted EBITDA or a comparable measure when reporting their results. We also use Adjusted EBITDA for the following purposes: our management uses Adjusted EBITDA to assess our operating performance; our compensation committee judges the performance of our executives and calculates their compensation, at least in part, based on our Adjusted EBITDA performance; and Adjusted EBITDA is also widely used by us and others in our industry to evaluate and price potential acquisition candidates.
Adjusted EBITDA is a measure of our performance that is not required by, or presented in accordance with, GAAP. Adjusted EBITDA has limitations as an analytical tool, is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity.

You are encouraged to evaluate such adjustments and the reasons we consider them appropriate for supplemental analysis. As an analytical tool, Adjusted EBITDA is subject to, among others, the following limitations:

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;
•	although depreciation and certain amortization expenses are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future; and
•	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally. See the Statements of Cash Flows included in our consolidated financial statements.

(5)	Consists of film production costs (including negative cost, net of any incentives or subsidies, and excluding residuals, participations and capitalized overhead and interest) for the fiscal year indicated divided by the number of films delivered in such fiscal year.

Risk factors

You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.

Risks related to our business

We have incurred net losses in the past and may continue to experience net losses in the future, which may reduce our ability to raise needed capital.

We have incurred net losses in the past largely due to amortization of film production costs, inclusive of impairment charges, and interest expense on our outstanding indebtedness. During the year ended December 31, 2007, a loss on extinguishment of debt was recorded with respect to the refinancing of our credit facilities. During the year ended December 31, 2005, non-cash impairment charges with respect to film production costs and goodwill were recorded to reflect the net realizable value of the company’s assets based on the negotiated purchase price of the company. Should we continue to incur losses in the future, our ability to raise needed financing, or to do so on favorable terms, may be limited.

We principally operate in one business: the development, production and distribution of long-form television content; our lack of a diversified business could adversely affect us.

We derive substantially all of our revenue from the development, production and distribution of MFT movies, mini-series and other television programming. Since we depend on demand for long-form television content, our financial condition would suffer significantly if audience demand for our product declines in the future. This demand is driven by the interests of the viewers and the financial strength of the various networks. Unlike our major competitors, which are divisions of major media companies that generate revenue from a variety of other operations, we depend primarily on the success of our MFT movies and mini-series. In recent years, the major U.S. broadcast networks migrated away from airing long-form television programs in favor of reality programming. If a new type of content becomes popular in the television entertainment industry, or the networks or other buyers of our content perceive changes in audience demand for our content, the ability to license our MFT movies, mini-series and other television programming either domestically or internationally may be negatively impacted and we may suffer significant financial losses.

Delays and changed delivery dates can have a material impact on the timing of our revenue recognition and receipt of cash, which may affect our financial results and ultimately decrease the value of our stock price.

In accordance with GAAP, we do not recognize revenue from the distribution and licensing of our productions until several criteria are met, including such productions being made available for exhibition by a third party distributor or licensee. Historically, a majority of our annual productions have been completed and made available to our licensees during the third and fourth quarter of our fiscal year. Typically, our MFT movies, mini-series and other television programming are ordered in the beginning of our fiscal year, and produced during the spring and summer, with distribution beginning in the fall. To the extent that we have any production delays due to weather, equipment malfunctions, creative differences or labor strikes, the timing can shift from one quarter to the next, which will cause us to recognize that revenue in the next quarter or fiscal year and have a material impact on our results of operations. If we decide to give guidance on our financial condition or results of operation, we may not achieve those projections due to a variety of factors including those discussed in this prospectus. Furthermore, due to unpredictable factors that may occur during production, we believe that quarterly comparisons of our financial results should not be relied upon as an indication of our future performance.

Our success depends on our ability to develop, produce and distribute quality MFT movies and mini-series that achieve acceptance from our target audiences.

An uncertainty always exists with the production of television content whose success is subject to viewer tastes and preferences that can change in unpredictable ways. Generally, the popularity of our programs depends on many factors, including the critical acclaim they receive, the genre, the specific subject matter, the actors and other key talent and the format of their initial release. Recently, to respond to market demand, we have begun to develop and produce film content outside of our traditional genres, including a number of action/thriller MFT movies targeted at a younger 18-34 year old demographic. We cannot assure you that these action/thriller movies will achieve high ratings. In addition, to respond to future market demand, we may need to produce genres that we lack experience in delivering. We cannot be certain that we will produce MFT movies or mini-series in new genres that will achieve high ratings.

The delivery of a MFT movie or mini-series that does not achieve high ratings can adversely affect our financial condition and results of operations in three ways. First, we rely heavily on our ability to license our original productions several times, but the receipt of low ratings for a particular MFT movie or mini-series will hinder our ability to re-license that program to another customer in the future. Second, the initial customer may decide against licensing the rights to any of our future MFT movies or mini-series due to the lack of profitability from the prior production. Third, one or more MFT movies or mini-series that do not achieve high ratings may cause a negative impact to our reputation and could also cause our significant customers to look to one of our competitors to fulfill their long-form television programming needs.

We have a significant concentration of our revenue from a limited number of licensees.

In 2007, approximately 74% of our revenue was earned from our top ten customers, with approximately 17% of that revenue generated from the Hallmark Channel. We have decreased our dependence on the Hallmark Channel over the last two years by reducing the number of original productions we license to the network. As a percentage of our total original MFT movies and mini-series productions licensed to broadcast and cable networks, the Hallmark Channel comprised approximately 73% in 2005, 69% in 2006 and 28% in 2007. We expect the Hallmark Channel to comprise less than 10% of our total original MFT movies and mini-series licensed to broadcast and cable networks in 2008. Furthermore, our agreement to produce original programming for the Hallmark Channel, which we have relied upon in the past, expired at the end of 2007 and we and the Hallmark Channel have not entered into a renewal agreement. A disruption to, or termination of, our relationship with any of our significant licensees could cause our company to suffer significant financial losses. Additionally, as of December 31, 2007, approximately $74.4 million, or 65%, of the company’s accounts receivable was due from these ten customers. Because the licensing of our content for network and cable television is highly concentrated, an adverse change in our relationship with any of our significant customers could have a material adverse impact on our financial condition.

We often rely on third party production companies to produce our MFT movies and mini-series.

We hire independent contractors and engage third party production companies to produce our MFT movies, mini-series and other television programming. The success of our programming will depend to a degree on our ability and the ability of these third parties to avoid production problems and delays and to hire, retain and motivate top creative talent. Making films is an activity that requires the services of individuals, such as actors, directors and producers, each of whom have unique creative talents. Individuals with those talents may be more difficult to identify, hire and retain than are individuals with general business management skills. We have to rely, in large part, on these independent contractors and production companies to hire and retain creative talent to assist us in making our films. If they experience difficulty in hiring, retaining or motivating creative talent, the production of our films could be delayed or the success of our films could be adversely affected.

Once we license our programming to a third party, we rely on that party to promote, market and advertise our programming to its customer base in order to sustain high television ratings. If our licensed distributors fail to effectively promote our programs, the ratings of our programming will suffer and we may have a difficult time re-licensing such programming, which may have a material adverse effect on our financial condition and future results of operations.

We have licensed to broadcast and cable networks the right to air our long-form television content. We also license our content to other parties in order to take advantage of emerging distribution platforms, such as direct-to-video, VOD and PPV. Licensed distributors’ decisions regarding the timing of release and promotional support of our television content are important in determining the success of our MFT movies, mini-series and other television programming. We do not control the timing and manner in which our customers distribute our productions. Because we rely on those with initial rights in our content to create a high-level of interest in our programming, any decision by them not to distribute or promote one of our productions or, instead, to promote our competitors’ television programs or related products more than they promote ours could have a material adverse effect on our business and financial condition. In addition, upon the completion of a license term, we have the ability to re-license the same programming to another party. If during the initial license term, our programming does not enjoy high ratings, our ability to re-license these programs in the future will become difficult and our reputation and opportunity to license new programming may be adversely affected.

We place significant reliance on a single production company to produce most of our content.

We utilize independent contractors and engage third party production companies to produce or assist in the production of our films. We have a team of creative personnel who read scripts and evaluate talent, but the filming, editing and final production of our films is primarily performed by third party producers and independent contractors. In 2007, Larry Levinson Productions and affiliated companies, or Levinson Productions, produced more than 50% of our MFT movies and mini-series. We expect Levinson Productions to produce 20% to 30% of our new content in 2008. If Levinson Productions no longer produces or assists in the production of our MFT movies and mini-series, we would have to expend significant time, money and resources to find another company to produce our content and we may not be able to meet our creative needs and timely completion of our content with a new production company.

Our business involves risks of liability claims for entertainment content, which could adversely affect our business, results of operations and financial condition.

As an owner and distributor of entertainment content, we may face potential liability for:

•	defamation;

•	invasion of privacy;

•	right of publicity or misappropriation;

•	actions for royalties and accountings;

•	breach of contract;

•	negligence;

•	copyright or trademark infringement (as discussed below); and

•	other claims based on the nature and content of the materials distributed.

These types of claims have been brought, sometimes successfully, against broadcasters, producers and distributors of entertainment content. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our business, results of operations and financial condition.

Our success depends on certain key employees.

Our success greatly depends on our employees. In particular, we are dependent upon the services of our President and Chief Executive Officer, Robert Halmi, Jr., select members of our senior management and certain creative employees such as directors and producers. We have entered into employment agreements with Mr. Halmi, Jr. and with all of our top executive officers and production executives. However, although it is standard in the television industry to rely on employment agreements as a method of retaining the services of key employees, these agreements cannot assure us of the continued services of such employees. Although we carry key employee insurance for Mr. Halmi, Jr., the proceeds from an insurance payout would not compensate for the loss of our President and Chief Executive Officer’s creativity and knowledge of the long-form television business. The loss of Mr. Halmi, Jr.’s services or a substantial group of key employees could have a material adverse effect on our business and results of operations.

We must continue to augment our film library with new titles on an annual basis in order to maintain contracted cash flows generated by our film library.

Although we own rights in more than 1,000 titles, or over 3,500 broadcast hours, of long-form television programming, we must continue to add to the already existing titles in our film library. As audience tastes and demands change over time, some of our older content loses a portion of its licensing value. To meet market demand, we must continue to deliver new content that will achieve high ratings and increased viewership. If we do not augment our film library with new content that will meet market and audience demand, our film library cash flow will decrease and negatively impact our profits.

In addition, the size of our film library may decrease over time due to the expiration of our distribution rights to certain titles in our film library. Although we own the distribution rights in perpetuity for the majority of titles in our library, our rights to approximately 38% of the titles in our film library will ultimately expire. By December 31, 2012, our intellectual property rights in 86 of our films, or approximately 8% of our existing titles, will terminate. Therefore, we must continue to develop, produce and distribute new content in an effort to replenish the titles available for distribution and to sustain our business model.

We may not be able to sustain our production model of generating contractual sales and collecting a significant portion of our production costs in advance of the delivery of our content to an initial licensee.

Historically, our production model has enabled us to contract for and collect license fees recouping the majority of our production costs for our MFT movies and mini-series before delivery of our content to an initial licensee. Although we intend to adhere to our practice of commencing production when we have contracted license fees for a significant portion of our production costs, we cannot assure you that this will always be the case. We may begin production for a MFT or mini-series without an initial licensee’s firm order, or we may rely on an alternative means of revenue to recoup our production costs. Most recently, we entered into an agreement with ION under which our licensing revenue is derived from the sale of associated advertising time made available during the airing of our programming. We may determine that there are other ways of licensing our content, or our customers may change the way they license productions and such alternative methods may not include an upfront license fee that recoups a majority of our production costs before we deliver the content.

We face risks relating to the international distribution of our films and related products.

Because we have historically derived approximately one-half of our revenue (59%, 54% and 40% in 2007, 2006 and 2005, respectively) from the exploitation of our films in territories outside of the United States, our business is subject to risks inherent in international trade, many of which are beyond our control. These risks include:

•	laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and withholding taxes and changes in these laws;

•	differing cultural tastes and attitudes, including various censorship laws;

•	differing degrees of protection for intellectual property;

•	financial instability and increased market concentration of buyers in foreign television markets;

•	the instability of foreign economies and governments;

•	fluctuating foreign exchange rates; and

•	war and acts of terrorism.

The advancement of video technologies may cause advertisers to shift their expenditures to media in which their commercial messages are not circumvented by technology, leading to a reduction in television advertising and a reduction in demand for our programming.

The entertainment industry in general and the television industry in particular continue to undergo significant technological developments. Advances in technologies or alternative methods of product delivery or storage or certain changes in consumer behavior driven by these or other technologies and methods of delivery and storage could have a negative effect on our business. In particular, broadcast and cable networks place significant reliance on the revenue stream generated from commercial advertising. Since the introduction of video technology such as Digital Video Recording, or DVR, television audiences now have the ability to circumvent commercials while they view television programming, which could negatively impact advertising demand for the advertisers for our content, and could therefore adversely affect our revenue. Similarly, further increases in the use of portable devices that allow users to view content of their own choosing while avoiding traditional commercial advertisements could adversely affect our revenue. If we cannot successfully exploit these and other emerging technologies, it could have a material adverse effect on our business, results of operations and financial condition.

This technology has impacted the Nielsen ratings, which advertisers utilize to determine the rates for advertising time which they purchase from the television networks. Lower Nielsen ratings may result in a decrease in the amount of advertising revenue received by the networks and the networks may not have sufficient cash flow to license our programming at current rates.

Our agreement with ION Media Networks poses additional risks to our business, including our direct reliance on advertising revenue instead of our traditional revenue generated from licensing fees.

Traditionally, our revenue has come from the licensing of our original MFT movies, mini-series and other television programming, as well as licensing content from our film library. On June 29, 2007, we began providing programming for ION’s weekend primetime schedule in exchange for the right to receive the revenue from the sale of all but two minutes of advertising inventory per broadcast hour during which our programming airs. We will share equally in the revenue generated from our advertising sales with ION after we pay certain guarantee payments to ION, and after we recoup certain costs and expenses, including such guarantee payments. We rely on ION’s advertising sales staff to sell the advertising space directly to advertisers on our behalf. Further, DVR technology may cause advertisers to decrease their spending for broadcast and cable television advertising. Our agreement provides that we must pay ION a minimum guarantee for the advertising inventory regardless of the amount of advertising revenue actually generated during the year. If advertising spending decreases, or ION’s advertising sales force is unable to sell advertising space for us, the advertising revenue we expect to earn from providing content to ION may be reduced and the value of our film library could be negatively impacted. Consequently, we could potentially fail to recoup our costs related to the ION contract, which would have a material adverse effect on our total cash flow. See ‘‘Business — Company strategy — Target new distribution platforms.’’

We could be adversely affected by strikes and other union activity.

We do not have any unionized employees within our company, but we do rely on members of the Screen Actors Guild, the Writers Guild of America, the Directors Guild of America and other guilds in connection with most of our productions. We are currently subject to collective bargaining agreements with these unions and, therefore, must comply with all provisions of those agreements in order to hire actors, directors or writers who are members of these guilds. Provisions in each labor contract with each of the Guilds obligate us to pay residuals to their members based on various criteria including the airing of films or cash collections. If we fail to pay such residuals to those entitled to receive them, any of the unions that represent our actors, writers and directors may have the right to foreclose on the film giving rise to such residual in order to compensate its union members accordingly. Additionally, we may be adversely impacted by work stoppages or strikes. For example, the four-month long strike by the Writers Guild, which ended February 2008, diminished the pool of writers available to us during such work stoppage. The collective bargaining agreement with the Screen Actors Guild expires in June 2008, and a halt or delay in negotiating a new industry-wide union contract, depending on the length of time involved, could lead to a strike by union members and cause delays in the development, production and completion of our films and thereby could adversely affect the revenue that our films generate. Any new collective bargaining agreements may increase our expenses in the future.

Business interruptions and disasters could adversely affect our operations.

Our operations are vulnerable to outages and interruptions due to fire, flood, power loss, telecommunications failures and similar events beyond our control. In addition, we have a film vault located in California and a backup storage facility located in New Jersey. Our California film vault has, in the past, and may, in the future, be subject to earthquakes as well as electrical blackouts as a consequence of a shortage of available electrical power. Although we have developed certain plans to respond in the event of a disaster, there can be no assurance that such plans will be effective in the event of a specific disaster. In addition, we have business interruption insurance as well as property damage insurance to cover losses that stem from an event that could disrupt our business. However, films are unique in nature and cannot be easily reproduced. If our storage facilities were to suffer damage or destruction such that our films were no longer able to be licensed to third parties, our opportunity to generate revenue by re-licensing our content would be limited and would potentially impact our earnings and financial condition.

We may incur significant expenses in order to protect and defend against intellectual property claims, including claims where others may assert intellectual property infringement claims against us.

We possess more than 1,000 titles in our film library. As such, our success depends, in part, upon sufficient protection of our intellectual property. We cannot be certain that we have good title to each of the films in our library. Many of these films were produced by production companies that we hired, but others were acquired. Most notably, we acquired the domestic rights to approximately 550 titles from Crown Media in December 2006. Although the seller made representations that it had legal title to these films at the time of sale, we cannot be certain that legal title to these films was acquired when we consummated the acquisition. There can be no assurance that infringement or misappropriation claims (or claims for indemnification resulting from such claims) will not be asserted or prosecuted against us, or that any assertions or prosecutions will not materially adversely affect our business, financial condition or results of operations. Notwithstanding the validity or the successful assertion of such claims, we would incur significant costs and diversion of resources with respect to the defense thereof, which could have a material adverse effect on our business, financial condition or results of operations. If any claims or actions are asserted against us, we may seek to obtain a license of a third party’s intellectual property rights. We cannot provide any assurances, however, that under such circumstances a license would be available on reasonable terms or at all.

We face a potential loss in the copyrighted works in our library if it is determined that authors or artists have a right to recapture rights in those works under the U.S. Copyright Act.

Under the U.S. Copyright Act, authors and their heirs have a non-waiveable statutory right to terminate their earlier assignments and licenses in many copyrighted works by sending notice within a statutorily-defined window of time. The right of termination does not apply to copyrights in ‘‘works made for hire’’ which encompasses most of the copyrights we own. However, with respect to copyrights we license or to the extent that any of the works we have rights in are determined not to be ‘‘works made for hire,’’ a termination right may exist under the U.S. Copyright Act. These rights can provide authors and their heirs an opportunity to renegotiate new and more commercially advantageous arrangements. If that were to come to pass, our net revenue associated with those works could decrease.

Our intellectual property rights may not be enforceable in certain foreign jurisdictions.

We attempt to protect our proprietary and intellectual property rights in our productions through available copyright and trademark laws as well as through licensing and distribution arrangements with reputable international companies in specific territories and for limited durations. We rely on copyright laws to protect the works of authorship created by us or transferred to us via assignment or by operation of law as ‘‘works made for hire.’’ We have generally recorded or registered our copyright and trademark interests in the United States. Despite these precautions, existing copyright and trademark laws vary from country to country and the laws of some countries in which our productions are marketed may not protect our intellectual property to the same extent as do U.S. laws, or at all. Furthermore, although copyrights and trademarks that arise under United States and United Kingdom law will be recognized in most other countries (as most countries are signatories to the Berne Convention, the Universal Copyright Convention and the Madrid Protocol), we cannot guarantee that courts in other jurisdictions will afford our copyrights and trademarks the same treatment as do courts in the United States or the United Kingdom. Although we believe that our intellectual property is enforceable in most jurisdictions, we cannot guarantee such validity or enforceability.

Competition within our industry could reduce our licensing revenue and our ability to achieve profitability.

We operate in the highly competitive business of developing, producing and distributing long-form television programming. If we are unable to compete effectively with large diversified entertainment companies that have substantially greater resources than us, our operating margins and market share could be reduced, and the growth of our business inhibited. In particular, we compete with other television production and distribution companies, such as Buena Vista International Television, Paramount Television and Sony Pictures Television. A continuing trend towards business combinations and alliances in the communications industries may create significant new competitors for us or intensify existing competition. Many of these combined entities have resources far greater than ours. These combined entities may provide programming and other services that compete directly with our offered programming. We may need to reduce our prices or license additional programming to remain competitive, and we may be unable to sustain future pricing levels as competition increases. Our failure to achieve or sustain market acceptance of our programming at desired pricing levels could impair our ability to achieve profitability or positive cash flow, which would negatively impact our results of operations.

Furthermore, third party producers, such as Levinson Productions, whom we heavily rely on to produce our productions, are capable of developing, producing and distributing their own content to cable and broadcast networks. If this were to occur, these third party producers could subject us to further competition in the industry.

Our preliminary plans for developing additional revenue and distribution opportunities may not be implemented, may require substantial expenditures and may not be achieved.

In addition to growing our broadcast and cable network customer base for distribution of our content, we are also considering other potential opportunities for revenue growth. We believe that our on-going development and production of new content and our extensive library may provide us with the ability to exploit new business opportunities such as licensing our content to emerging distribution platforms, including VOD, PPV, direct-to-video, Apple iTunes, or iTunes, mobile devices and online applications. Many of these plans are at an early stage, and we may not actually proceed with any of them. Furthermore, if we do proceed with them, we cannot assure you that such plans will be successful or profitable.

Our significant reliance on Genius Products for video distribution poses certain risks.

In November 2006, we entered into an agreement with Genius for video and digital distribution of our content requiring Genius to provide us with quarterly royalty reports reflecting the financial performance of the titles included under the agreement along with quarterly royalty payments. If Genius does not report or remit to us in a timely manner, if Genius experiences financial difficulties or if Genius is not successful in distributing our content, it could have a material effect on our business and results of operations. Currently, Genius is past due on a payment of approximately $6.0 million related to advances on future royalties. If Genius does not make this payment and future payments in a timely fashion, it could have a material adverse effect on our future financial results.

We may incur accelerated film amortization or significant write-offs if our estimate of total revenue for each film is not accurate.

We use the individual film-forecast-computation method to amortize our capitalized film production costs. We are required to amortize capitalized film production costs over the expected revenue streams as we recognize revenue from each of the associated films. The amount of film production costs that will be amortized depends on the amount of future revenue we expect to receive from each film. If estimated ultimate revenue declines, amortization of capitalized film costs will be accelerated and future margins may be lower than expected. If estimated ultimate revenue is not sufficient to recover the unamortized film production costs, the unamortized film production costs will be written down to fair value. Such accelerated amortization would adversely impact our business, operating results and financial condition. Furthermore, we base our estimates of revenue on a variety of information, including recent sales data from domestic and major international licenses and other sources. If the estimates are not correct, and our internal controls over such information do not detect such an error, the amount of revenue and related expenses that we recognize could be incorrect, which could result in fluctuations in our earnings.

We have accessed a variety of film production incentives and subsidies offered by foreign countries and the United States which reduce our production costs. If these incentives and subsidies become less accessible to us or to our production partners, or if they are eliminated, modified, denied or revoked, our production costs could substantially increase.

Production incentives and subsidies for film production are widely used throughout the industry and are important in helping to offset production costs. Many foreign countries, the United States and individual states have programs designed to attract production. Canada is a notable example. Incentives and subsidies are used to reduce production costs and such incentives and subsidies take different forms, including direct government rebates, sale and leaseback transactions or transferable tax credits. We have benefited from these financial incentives and subsidies in Canada as well as in Germany, the United Kingdom, Ireland, Hungary, South Africa, Australia, New Zealand and the United States. The laws and procedures governing these production incentives are subject to change. For example, the federal tax law in the United States that permits us to access a transferable tax credit to reduce costs on our domestic productions is set to expire on December 31, 2008 and the prospects for its renewal are uncertain. If this law is not renewed, or if we or our production partners are unable to access any of these incentives and subsidies because they are modified or eliminated, we may be forced to restructure the financing of our film productions, increasing the likelihood that our inability to offset production costs will cause our profits to decrease. Further, the applications for these incentives and subsidies often are prepared and filed by our production partners, rather than by us, and they are subject to guidelines and criteria mandated by foreign, United States or state governments. We do not control the application or approval processes. If these applications are denied or revoked for any reason, impacting the operations of our production partners, we may be forced to restructure the financing of our film productions. Failure to achieve the cost savings that we have historically achieved could have a material adverse effect on our results of operations, financial condition and cash flows. For further discussion on these production incentives and subsidies, see ‘‘Business — The production, marketing and distribution of our films — Production incentives and subsidies.’’

Our management has limited experience in managing a public company.

Our management team has operated our business as a privately owned series of partnerships and corporations for the last 14 years. As a public entity, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and requirements of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. Sarbanes-Oxley requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures, significant resources and management oversight will be required. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In addition, sustaining our growth will require us to commit additional management, operational and financial resources to identify new professionals to join our company and to maintain appropriate operational and financial systems to adequately support this expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We expect to incur significant annual expenses related to these steps including, among other things, additional directors and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring of additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under our existing senior secured credit facilities.

As of March 31, 2008, on a pro forma basis giving effect to the planned use of proceeds from this offering and the concurrent financing transactions, our total long-term debt outstanding would have been $531.6 million and we would have had $10.5 million of cash on hand. In addition, subject to the restrictions under our various debt agreements, we may borrow additional amounts under our existing senior secured credit facilities to fund operating cash flow requirements, finance capital expenditures or for other purposes. We expect that the principal sources of funds during 2008 after the closing of this offering will be from our existing senior secured credit facilities, our cash generated from operations and our cash on hand.

Our ability to meet our debt and other obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive and other factors. High levels of interest expense could have negative effects on our future operations. As of March 31, 2008, on a pro forma basis giving effect to the planned use of proceeds from this offering and the concurrent financing transactions, all of our debt was variable rate and totaled $531.6 million. To manage the related interest rate risk, we entered into interest rate swap agreements. As of March 31, 2008, we had floating to fixed interest rate swaps outstanding in the notional amount of $435.0 million, effectively converting that amount of debt from variable rate to fixed rate. On a pro forma basis giving effect to the planned use of proceeds from this offering and the concurrent financing transactions, interest expense, which is net of capitalized interest and includes amortization of debt issuance costs, totaled $40.2 million for the year ended

December 31, 2007 and $9.2 million for the three months ended March 31, 2008. A substantial portion of our cash flow from operations must be used to pay our interest expense and will not be available for other business purposes.

As a result of our level of debt and the terms of our debt instruments:

•	our vulnerability to adverse general economic conditions is heightened;

•	we will be required to dedicate a portion of our cash flow from operations to repayment of debt, limiting the availability of cash for other purposes;

•	we are and will continue to be limited by financial and other restrictive covenants in our ability to borrow additional funds, consummate asset sales, enter into transactions with affiliates or conduct mergers and acquisitions;

•	our flexibility in planning for, or reacting to, changes in our business and industry will be limited; and

•	our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired.

We believe that, after the closing of the offering, our existing senior secured credit facilities, together with cash generated from operations and cash on hand, will be sufficient to meet our short-term liquidity needs. However, any significant expense not included in our internal budget, or any development that hampers our growth in revenue or decreases any of our revenue, may result in the need for additional external funds in order to continue operations. Except as described under ‘‘Description of senior credit facilities,’’ we have no arrangements for external financings, whether debt or equity, and are not certain whether any such new external financing would be available on acceptable terms. Any new debt financing would require the cooperation and agreement of our existing lenders. See ‘‘Description of senior credit facilities.’’

Risks related to our corporate structure

We are a holding company with no operations of our own, and we will depend on the distributions from Holdings II to meet our ongoing obligations and to pay cash dividends on our common stock.

We are a holding company with no operations of our own and we have no independent ability to generate revenue. Consequently, our ability to obtain operating funds depends upon distributions from Holdings II. The distribution of cash flows and other transfers of funds by Holdings II to us will be subject to statutory and contractual restrictions contained in RHI LLC’s existing senior secured credit facilities and the Holdings II LLC Agreement. RHI LLC’s existing senior secured credit facilities will limit RHI LLC’s ability to distribute cash to its members, including Holdings II, based upon certain leverage tests. We will be unable to pay dividends to our stockholders or pay other expenses outside the ordinary course of business if Holdings II is unable to distribute cash to us.

Because Holdings II is treated as a partnership for U.S. federal and state income tax purposes, we, as a member of Holdings II, will incur U.S. federal and state income taxes on our proportionate share of any net taxable income of Holdings II. To the extent we need funds to pay such taxes or for any other purpose, and Holdings II is unable to provide such funds because of limitations in RHI LLC’s existing senior secured credit facilities or other restrictions, such inability to pay could have a material adverse effect on our business, financial condition, results of operations or prospects.

We will be required to pay KRH for most of the benefits relating to any additional tax depreciation or amortization deductions we may claim as a result of the tax basis step-up we receive in connection with our acquisition of units of Holdings II from KRH and related transactions.

KRH will be entitled to exchange its common membership units in Holdings II for, at our option, shares of RHI Inc. common stock on a one-for-one basis (as adjusted to account for stock splits, recapitalizations, investments or similar events) or cash, or a combination of both stock and cash. Holdings II intends to make a special tax election pursuant to Section 754 of the Internal Revenue Code, entitling us to a special tax basis adjustment in the assets of Holdings II that are attributable to the units acquired by us in the exchange. These increases in tax basis may increase our proportionate share of Holdings II’s depreciation and amortization deductions for tax purposes and therefore reduce the amount of tax that RHI Inc. would otherwise be required to pay in the future, although the Internal Revenue Service, or IRS, may challenge all or part of that tax basis increase, and a court could sustain such a challenge.

Prior to completion of this offering, RHI Inc. will enter into a tax receivable agreement with KRH that will provide for the payment by us to KRH of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that RHI Inc. realizes (or is deemed to realize in the case of an early termination payment by RHI Inc.) as a result of these increases in tax basis and of certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. Generally, such payments are required to be made annually. However, at any time that the present value of the payments that are forecasted to be made under the agreement, based on certain assumptions, is equal to or less than $25.0 million and KRH owns less than 10% of the outstanding common membership units in Holdings II, KRH may, subject to any contractual or legal restrictions, require RHI Inc. to pay the present value amount; provided, however, that RHI Inc. may elect to pay such amount in, at its option, shares of RHI Inc. common stock, cash or a combination of both stock and cash. While the actual increase in tax basis, as well as the amount and timing of any payments under this agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of our common stock at the time of the exchange, the extent to which such exchanges are taxable and the amount and timing of our income, we expect that as a result of the size of the increases in the tax basis of the assets of Holdings II, the payments that we may make to KRH will be substantial. The payments under the tax receivable agreement are not conditioned upon KRH’s continued ownership of Holdings II.

KRH will not reimburse us for any payments previously made under the tax receivable agreement. As a result, in certain circumstances payments to KRH under the tax receivable agreement could be in excess of our cash tax savings. For example, after paying reduced amounts to tax authorities, if it is determined as a result of an income tax audit or examination that any amount of our claimed tax benefits should not have been available, we may be required to pay additional taxes and possibly penalties and interest to one or more tax authorities. See ‘‘Relationships and related party transactions — Transactions with KRH — Tax receivable agreement.’’

The Holdings II LLC Agreement, Director Designation Agreement and other corporate organizational documents effectively provide for KRH, under certain circumstances, to exercise a greater degree of influence in, and control over, the operation of our business and the management of our affairs. Even though KRH or its affiliates own a minority economic interest in Holdings II, they may be able to continue to exercise a greater degree of influence in Holdings II.

RHI Inc. will be the sole managing member of Holdings II and will control all of the operations of Holdings II. KRH will not have the ability to elect or vote for the managing member of Holdings II. However, pursuant to a director designation agreement between RHI Inc. and KRH, so long as KRH holds at least 30% of the outstanding common membership units in Holdings II, then KRH will have the right to designate four director designees to RHI Inc.’s seven-member board of directors who will be voted upon, and possibly elected by our shareholders. Consequently, KRH will have the ability to control our board of directors and ultimately our business by owning less than 50% of the economic interest in Holdings II. If KRH owns at least 5%, but less than 30%, of the outstanding common membership units in Holdings II, then KRH will have the right to designate a number of designees to RHI Inc.’s board of directors constituting a minority of the members of our board of directors. See ‘‘Relationships and certain related transactions — Transactions with KRH — Director Designation Agreement.’’

Pursuant to the Holdings II LLC Agreement, if any director designee of KRH is not appointed to our board, nominated by us or elected by our stockholders, as applicable, then KRH will be entitled to approve certain significant actions taken by the RHI Inc. board with respect to decisions made for Holdings II or its subsidiaries (and Holdings II will not permit any of its subsidiaries to take any such action without the approval of KRH). Under these circumstances, our corporate governance documents will allow KRH and its affiliates to exercise a greater degree of influence in the operation of our business and the management of our affairs than is typically available to stockholders of a publicly traded company. Even though KRH or its affiliates own a minority economic interest in Holdings II, they may be able to continue exerting a high degree of influence over Holdings II. See ‘‘Corporate history and reorganization — Corporate governance matters — Special approval rights.’’

KRH or its affiliates may have interests that differ from those of our public stockholders and they may be able to influence our affairs.

Upon the completion of this offering, KRH will own approximately 42.3% of the common membership units in Holdings II. Accordingly, KRH will have the ability to designate a majority of directors to our board, and thereby control our management and affairs.  See ‘‘Relationships and certain related transactions — Transactions with KRH — Director Designation Agreement.’’ In addition, because KRH holds its ownership interest in our business through Holdings II, rather than through the public company, KRH may have conflicting interests with holders of our common stock. For example, KRH may have different tax positions from us which could influence their decisions regarding whether and when to dispose of assets, and whether and when to incur new or refinance existing indebtedness, especially in light of the existence of the tax receivable agreement. In addition, the structuring of future transactions may take into consideration KRH’s tax considerations even where no similar benefit would accrue to us. The members of KRH could sell their interests in KRH in one or more transactions, which could result in one or more third parties sharing control or controlling KRH. See ‘‘Relationships and certain related transactions — Transactions with KRH — Tax receivable agreement.’’

The agreements between us and KRH were made in the context of an affiliated relationship and may contain different terms than comparable agreements with unaffiliated third parties.

The contractual agreements that we have with KRH were negotiated in the context of an affiliated relationship in which representatives of KRH and its affiliates comprise our entire board of directors. As a result, the financial provisions and the other terms of these agreements, such as covenants, contractual obligations on our part and on the part of KRH, and termination and default provisions may be less favorable to us than terms that we might have obtained in negotiations with unaffiliated third parties in similar circumstances. See ‘‘Relationships and certain related transactions — Transactions with KRH.’’

Any future exchange of common membership units by Holdings II for common stock could dilute the voting power of our common stockholders and adversely affect the market value of our common stock.

KRH will be entitled to exchange its common membership units in Holdings II for, at our option, shares of RHI Inc. common stock on a one-for-one basis (as adjusted to account for stock splits, recapitalizations or similar events) or cash, or a combination of both stock and cash. Because a significant number of common membership units of Holdings II are held by KRH, if KRH elects to exchange such units and if we elect to issue common stock rather than cash upon such exchange, the voting power of our common stockholders could be diluted.

If we or KRH are determined to be an investment company, we would become subject to burdensome regulatory requirements and our business activities could be restricted.

We do not believe that we are an ‘‘investment company’’ under the Investment Company Act of 1940, as amended, or the ICA. As sole manager of Holdings II, we will control Holdings II, and our interest in Holdings II is not an ‘‘investment security’’ as that term is used in the ICA. If we were to stop participating in the management of Holdings II, our interest in Holdings II could be deemed an ‘‘investment security’’ for purposes of the ICA. Generally, a company is an ‘‘investment company’’ if it owns investment securities having a value exceeding 40% of the value of its total assets (excluding U.S. government securities and cash items). Following this offering, our sole asset will be our equity interest in Holdings II. A determination that such asset was an investment security could result in our being considered an investment company under the ICA. As a result, we would become subject to registration and other burdensome requirements of the ICA. In addition, the requirements of the ICA could restrict our business activities, including our ability to issue securities.

We intend to conduct our operations so that we are not deemed an investment company under the ICA. However, if anything were to occur that would cause us to be deemed to be an investment company, we would become subject to restrictions imposed by the ICA. These restrictions, including limitations on our capital structure and our ability to enter into transactions with our affiliates, could make it impractical for us to continue our business as currently conducted and could have a material adverse effect on our financial performance and operations.

We also rely on representations of KRH that it is not an investment company under the ICA. If deemed to be an investment company, the restrictions placed upon KRH might inhibit its ability to fulfill its obligations under its agreements with us or restrict Holdings II ability to borrow funds.

Our certificate of incorporation, bylaws and other material agreements contain anti-takeover protections that may discourage or prevent strategic transactions, including a takeover of our company, even if such a transaction would be beneficial to our stockholders.

Our certificate of incorporation, bylaws, the Holdings II LLC Agreement, the director designation agreement, other reorganization agreements, our credit agreements and provisions of the Delaware General Corporation Law, or DGCL, could delay or prevent a third party from entering into a strategic transaction with us, even if such a transaction would benefit our stockholders. For example, our certificate of incorporation and bylaws:

•	establish supermajority approval requirements by our directors before our board may take certain actions;

•	authorize the issuance of ‘‘blank check’’ preferred stock that could be issued by our board of directors to increase the number of outstanding shares, making a takeover more difficult and expensive;

•	establish a classified board of directors;

•	allow removal of directors only for cause;

•	prohibit stockholder action by written consent;

•	do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates; and

•	provide that KRH will be able to exercise a greater degree of influence over the operations of Holdings II, which may discourage other nominations to our board of directors, if any director nominee designated by KRH is not elected by our stockholders.

So long as KRH holds at least 30% of Holdings II’s common membership units, the director designation agreement affords KRH the right to designate four director designees to our seven-member board of directors who will be voted upon and possibly elected by our shareholders. The Holdings II LLC Agreement requires that at least 75% of our directors approve many types of transactions and actions. Moreover, if any of KRH’s designees are not elected to our board of directors, KRH will have the right, under the Holdings II LLC Agreement, to approve many types of transactions and actions. The Holdings II LLC Agreement also provides that we will owe a fiduciary duty to the non-managing members of Holdings II relating to our business.

Therefore, our board of directors is obligated to consider the interests of KRH, and any other members of Holdings II, when making strategic operating decisions. We also expect to enter into a tax receivable agreement prior to the completion of this offering, containing a change of control provision which, if triggered, would require us to make a one-time cash payment to KRH equal to the present value of the payments that are forecasted to be made under the agreement based on certain assumptions. Furthermore, our senior secured credit agreements contain change of control provisions which, if triggered, would require us, at our lenders’ option, to prepay our credit facilities.

The foregoing provisions and restrictions, along with those in our formation and reorganization documents, could keep us from pursuing relationships with strategic partners and from raising additional capital, which could impede our ability to expand our business and strengthen our competitive position. These restrictions could also limit stockholder value by impeding a sale of us or Holdings II.

Risks related to an investment in our common stock

Our common stock does not have a trading history and the price of our common stock may fluctuate significantly, and you may not be able to sell your common stock at a favorable price or at all.

The trading price of our common stock is likely to be volatile. The stock market, and the stock of companies in our industry in particular, has experienced extreme volatility, and this volatility has often been unrelated to the operating performance of particular companies. Wide fluctuations in the trading price or volume of our shares of common stock could be caused by many factors, including factors relating to our company or to investor perception of our company (including changes in financial estimates and recommendations by financial analysts who follow us) but also factors relating to (or relating to investor perception of) the broadcast and cable television industry, the entertainment industry, the technology industry or the economy in general. We cannot be sure that an active public market for our common stock will develop or continue after this offering. Investors may not be able to sell their common stock at or above our initial public offering price or at all. Prices for the common stock will be determined in the marketplace and may be influenced by many factors, including variations in our financial results, changes in earnings estimates by industry research analysts, investors’ perceptions of us and general economic, industry and market conditions.

Our common stock has no prior public market, and we cannot assure you that an active trading market will develop.

Prior to this offering, there has not been a market for our common stock. Although our common stock has been approved for listing on the Nasdaq Global Market, or Nasdaq, an active trading market in our common stock might not develop or continue. If you purchase shares of common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was determined by negotiations with the representatives of the underwriters based upon an assessment of the valuation of our common stock and a book-building process. The public market may not agree with or accept this valuation, in which case you may not be able to sell your shares at or above the initial offering price.

Our future issuance of preferred stock could dilute the voting power of our common stockholders and adversely affect the market value of our common stock.

The future issuance of shares of preferred stock with voting rights may adversely affect the voting power of the holders of our other classes of voting stock, either by diluting the voting power of our other classes of voting stock if they vote together as a single class, or by giving the holders of any such preferred stock the right to block an action on which they have a separate class vote even if the action were approved by the holders of our other classes of voting stock.

The future issuance of shares of preferred stock with dividend or conversion rights, liquidation preferences or other economic terms favorable to the holders of preferred stock could adversely affect the market price for our common stock by making an investment in the common stock less attractive. For example, investors in the common stock may not wish to purchase common stock at a price above the conversion price of a series of convertible preferred stock because the holders of the preferred stock would effectively be entitled to purchase common stock at the lower conversion price causing economic dilution to the holders of common stock.

The sale of a substantial number of our shares of common stock in the public market could adversely affect the market price of our shares, which in turn could negatively impact your investment in us.

Future sales of substantial amounts of our shares of common stock in the public market (or the perception that such sales may occur) could adversely affect the market price of our common stock and could impair our ability to raise capital through future sales of our equity securities. Upon completion of this offering, we will have 13,500,100 shares of common stock issued and outstanding (assuming there is no exercise of the underwriters’ over-allotment option). All of the shares we are selling in this offering, plus any shares sold upon the exercise of the underwriters’ over-allotment option, will be freely tradeable without restriction under the Securities Act of 1933, unless purchased by our affiliates. KRH will have registration rights with respect to the shares issuable upon the exchange of its common membership units. See ‘‘Relationships and certain related transactions — Transactions with KRH — Registration rights agreement.’’ The rules affecting the sale of these securities, including rule changes that became effective on February 15, 2008, are summarized under ‘‘Shares eligible for future sale.’’

Subject to certain exceptions described under the caption ‘‘Underwriting,’’ we and all of our directors and executive officers and certain of our stockholders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the consent of the representatives for a period of 180 days from the date of this prospectus, subject to an extension in certain circumstances. When this period expires we and our locked-up stockholders will be able to sell our shares in the public market. Sales of a substantial number of such shares upon expiration, or early release, of the lock-up (or the perception that such sales may occur) could cause our share price to fall.

KRH holds (and following completion of this offering will continue to hold) common membership units in Holdings II that, beginning six months from the completion of this offering, are exchangeable into shares of our common stock in which they have an unrealized gain, and KRH may wish to realize some or all of that gain by selling some or all of its shares of common stock in the future.

We also may issue our shares of common stock from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares in connection with any such acquisitions and investments. See ‘‘Principal stockholders.’’

You will experience immediate and substantial dilution in the shares that you purchase in this offering because the per share price in this offering is substantially higher than the net tangible book value of existing shares of common stock.

If you purchase shares in this offering, you will pay more for your shares than the net tangible book value of existing shares of common stock. As a result, you will experience an immediate and substantial dilution in the pro forma net tangible book value of your shares of $7.30 per share ($6.17 per share if the underwriters’ over-allotment option is exercised in full), based on the offering price of $14.00 per share and assuming that all common membership units of Holdings II held by KRH immediately prior to the offering had been exchanged for common stock and that the offering occurred on March 31, 2008. See ‘‘Dilution.’’

Because we have not paid dividends and do not anticipate paying dividends on our common stock in the foreseeable future, you should not expect to receive dividends on shares of our common stock.

We have not paid dividends on our common stock in the past and do not currently intend to do so in the near future. However, our board of directors has discretion to determine if and when a dividend will be payable in the future. Our board will likely consider a variety of factors, including general economic conditions, future prospects for the business, the company’s cash requirements and any other factors that the board deems relevant. In addition, our current senior secured credit facilities contain covenants prohibiting the payment of cash dividends without the consent of our lenders. See ‘‘Description of senior credit facilities.’’

While we believe we currently have adequate internal control over financial reporting, we are required to assess our internal control over financial reporting on an annual basis and any future adverse results from such assessment could result in a loss of investor confidence in our financial reports, significant expenses to remediate any internal control deficiencies and ultimately have an adverse effect on our stock price.

As a public company, we will be required to comply with Section 404 of Sarbanes-Oxley no later than December 31, 2009. We are in the process of evaluating our internal control systems to allow management to report on, and our independent auditors to assess, our internal controls over financial reporting. We recently hired a consultant to assist us with our Section 404 compliance process. We cannot be certain, however, as to the timing of the completion of our evaluation, testing and remediation actions or the impact of the same on our operations, nor can we assure you that our compliance with Section 404 will not result in significant additional expenditures. As a public company, we will be required to disclose, among other things, control deficiencies that constitute a ‘‘material weakness.’’ A ‘‘material weakness’’ is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory agencies such as the SEC. In addition, failure to comply with Section 404 or the disclosure by us of a material weakness may cause investors to lose confidence in our financial statements and the trading price of our common stock may decline. If we fail to remedy any material weakness, our financial statements may be inaccurate, our access to the capital markets may be restricted and the trading price of our common stock may decline.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Exchange Act, Sarbanes-Oxley, Nasdaq listing requirements and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. Sarbanes-Oxley requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. Although we have already hired additional staff to comply with these requirements, we may need to hire more employees in the future, which will increase our costs and expenses.

These rules and regulations could also make it more difficult for us to attract and retain qualified independent members of our board of directors. Additionally, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.

Special cautionary note regarding
forward-looking statements

This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward-looking statements. The words ‘‘believe,’’ ‘‘may,’’ ‘‘will,’’ ‘‘seek,’’ ‘‘estimate,’’ ‘‘plan,’’ ‘‘continue,’’ ‘‘anticipate,’’ ‘‘intend,’’ ‘‘expect’’ and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in ‘‘Risk factors.’’ In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Moreover, we operate in a competitive and rapidly changing market environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Before investing in our common shares, investors should be aware that the occurrence of the risks, uncertainties and events described in the section entitled ‘‘Risk factors’’ and elsewhere in this prospectus could have a material adverse effect on our business, financial condition and results of operations.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission, or the SEC, as exhibits to the registration statement, of which this prospectus is a part, with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Use of proceeds

We will receive net proceeds of approximately $175.8 million from the sale of 13,500,000 common shares at the initial public offering price of $14.00 per share after deducting underwriting discounts and commissions of approximately $13.2 million. If the underwriters exercise their over-allotment option in full, then the net proceeds will be approximately $202.1 million after deducting underwriting discounts and commissions.

We will contribute the net proceeds from this offering (including any net proceeds from the underwriters’ exercise of their over-allotment option), to Holdings II in exchange for newly issued common membership units of Holdings II. Holdings II and its subsidiaries will then use the net proceeds received from us, together with the net proceeds from approximately $140.7 million of borrowings under RHI LLC’s new $55.0 million senior second lien credit facility and RHI LLC’s revolving credit facility, as follows:

•	approximately $260.0 million will be used to repay RHI LLC’s existing senior second lien credit facility in full;

•	approximately $35.7 million will be used to fund a distribution to KRH intended to return capital contributions by KRH used for the funding of capitalized film production costs incurred prior to the reorganization which KRH will use to repay its unsecured term loan facility, including prepayment premiums of $5.7 million;

•	approximately $20.8 million will be used to pay fees and expenses, net of reimbursements, in connection with the reorganization and offering transactions and the concurrent financing transactions, including $6.0 million to Kelso in exchange for the termination of our fee obligations under our existing financial advisory agreement and the payment of a 1% premium in connection with the repayment of RHI LLC’s second lien credit facility in full; and

•	any remaining proceeds will be used for general corporate purposes, which may include the repayment of borrowings under RHI LLC’s revolving credit facility.

On April 13, 2007, RHI LLC amended its first lien credit agreement and its existing second lien credit agreement to effect a refinancing of its existing credit facilities. The existing senior second lien credit facility is now comprised of a seven-year $260.0 million term loan, which matures on April 13, 2014. The net proceeds from the existing senior second lien credit facility were used to repay a portion of the existing $599.0 million of debt outstanding and accrued interest as of April 13, 2007, $650,000 of prepayment fees and approximately $7.3 million of bank and professional fees associated with the amendments.

Interest on borrowings under the existing senior second lien credit facility accrues at a per annum rate equal to an applicable margin plus, at our option, either: (a) a base rate equal to the higher of (1) the prime rate of the administrative agent and (2) the federal funds rate plus ½ of 1%; or (b) a LIBOR rate as adjusted for certain associated costs. The applicable margin for borrowings under RHI LLC’s existing senior second lien credit facility is 3% with respect to all base rate borrowings and 4% with respect to all LIBOR borrowings. RHI LLC’s existing senior second lien facility accrued interest at 9% per annum as of December 31, 2007.

Any prepayment of principal under RHI LLC’s existing senior second lien credit facility made prior to April 13, 2009 will require a 1% premium on the loans repaid. All prepayments require payment of customary ‘‘breakage’’ costs with respect to LIBOR loans.

Interest on borrowings under the first lien credit facilities accrues at a per annum rate equal to an applicable margin plus, at our option, either: (a) a base rate equal to the higher of (1) the prime rate of the administrative agent and (2) the federal funds rate plus ½ of 1%; or (b) a LIBOR rate as adjusted for certain associated costs. The applicable margin for borrowings is 0.50% with respect to all base rate borrowings and 1.50% with respect to all LIBOR borrowings. All prepayments require payment of customary ‘‘breakage’’ costs with respect to LIBOR loans.

On May 8, 2008, RHI Entertainment Holdings, LLC, which will change its name to KRH Investments LLC immediately prior to the completion of the offering, entered into a

$30.0 million, 27-month senior unsecured term loan facility, which matures on August 8, 2010. After paying fees and related expenses, RHI Entertainment Holdings, LLC contributed all of the net proceeds to RHI LLC as an additional investment in the common equity interests of RHI LLC, which used the investment for additional working capital. Interest on borrowings under the unsecured term loan facility accrue interest at a rate of 19% per annum through the first anniversary of the facility, which increases by an additional 1% per annum at commencement of each of the fifth, sixth, seventh, eighth and ninth quarters. Interest is payable in cash, except that the borrower has the option, so long as no event of default has occurred and is continuing, to elect to pay in kind the portion of interest on the loans in excess of 19%, if any. If the borrower defaults in the payment of principal or interest, or upon an event of default related to ERISA matters, the lenders will have the option to require the borrower to pay additional interest on the loans from the date of non-payment to the date of cure at a per annum rate equal to 2%. We expect KRH to repay all amounts under the unsecured term loan facility with the proceeds from a distribution from us funded by the proceeds from this offering and intended to return capital contributions by KRH used for the funding of capitalized film production costs incurred prior to the reorganization. The unsecured term loan facility is subject to a prepayment premium in connection with any prepayment prior to May 8, 2009 equal to the amount by which the aggregate amount of interest that otherwise would have been payable on the prepaid loans during the period from the closing date to the first anniversary of the facility exceeds the amount of interest actually paid on such loans during the period from the closing date to and including the date of prepayment. The prepayment penalty is $5.7 million, which will be paid with a portion of the proceeds from this offering.

For a further description on the terms of our senior credit facilities, see ‘‘Description of senior credit facilities.’’

Because affiliates of J.P. Morgan Securities Inc. are lenders under the KRH unsecured term loan facility and RHI LLC’s existing senior second credit facility, affiliates of such underwriter will receive a portion of the proceeds of this offering. See ‘‘Underwriting.’’

Dividend policy

We have not paid dividends on our common stock in the past and do not currently intend to do so in the near future. However, our board of directors has discretion to determine if and when a dividend will be payable in the future. Our board will likely consider a variety of factors, including general economic conditions, future prospects for the business, the company’s cash requirements and any other factors that the board deems relevant. For a discussion of our cash resources and needs, see ‘‘Management’s discussion and analysis of financial condition and results of operations — Liquidity and capital resources’’ and ‘‘Description of senior credit facilities.’’

Capitalization

The table below sets forth as of March 31, 2008:

(i)	the cash and capitalization of RHI LLC; and

(ii)	our pro forma cash and capitalization on a consolidated basis with RHI LLC, as adjusted to reflect: (a) the May 2008 equity contribution, as described in note (1) to the Unaudited consolidated pro forma balance sheet; (b) the reorganization; (c) our issuance and sale of the shares of common stock from this offering at an initial offering price of $14.00 per share, the receipt of the estimated proceeds from the offering net of underwriting discounts and commissions and the purchase of 13,500,100 common membership units from Holdings II; (d) consummation of the concurrent financing transactions; (e) the payment of fees and expenses in connection with the reorganization and offering transactions; (f) a distribution from Holdings II to KRH intended to return capital contributions by KRH used for the funding of capitalized film production costs incurred prior to the reorganization which KRH will use to repay the KRH unsecured term loan facility; and (g) the repayment of RHI LLC’s existing senior second lien term loan facility in full.

The table should be read in conjunction with the information found in ‘‘Selected consolidated historical and pro forma financial and operating information’’ and ‘‘Management’s discussion and analysis of financial condition and results of operations’’ and our consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

The data assumes that there has been no exercise, in whole or in part, of the underwriters’ over-allotment option to purchase additional shares of our common stock in this offering.

As of March 31, 2008 (In thousands, except per share data)	RHI LLC Actual	RHI Inc. Pro Forma
Cash	$10,548	$10,548
Debt:
Senior first lien revolving credit facility	$244,925	$301,586
Senior first lien term loan facility	175,000	175,000
Existing senior second lien term loan facility, net of original issue discount	255,512	—
New senior second lien term loan facility	—	55,000
Total debt	$675,437	$531,586
Non-controlling interest in consolidated entity	$—	$93,053
Member’s equity	$92,580	$—
Stockholders’ equity:
Common stock, par value $0.01 per share, 125,000 shares authorized and 13,500 shares issued and outstanding	—	$135
Additional paid-in capital	—	147,464
Retained deficit	—	(7,641)
Accumulated other comprehensive loss	$(22,648)	(13,066)
Total member’s/stockholders’ equity	$69,932	$126,892
Total capitalization(1)	$745,369	$658,478
(1)	Does not include non-controlling interest in consolidated entity.

Dilution

Dilution is the amount by which the initial public offering price per share paid by purchasers of our common stock to be sold in this offering exceeds the pro forma net tangible book value per share of our common stock immediately after the completion of this offering. The net tangible book value per share and pro forma net tangible book value per share of our common stock is determined as follows:

•	our total assets less our intangible assets, which equals our total tangible assets;

•	less our total liabilities;

•	divided by the number of shares of our common stock outstanding; and

•	assuming all common membership units of Holdings II held by KRH immediately prior to the offering had been exchanged for common stock as of March 31, 2008.

Our net tangible book value as of March 31, 2008 was $6.9 million, or $0.69 per common share.(1) Without taking into account any adjustment in net tangible book value attributable to operations after March 31, 2008, after giving effect to this offering and the receipt by us of an estimated $175.8 million of net proceeds from this offering, based on an initial public offering price of $14.00 per share, our pro forma net tangible book value at March 31, 2008 would have been $156.9 million(2) or $6.70 per common share.(2) This represents an immediate increase in net tangible book value of $6.01 per share to our existing stockholders. This also represents an immediate dilution of $7.30 per share to new investors purchasing shares of our common stock in this offering. Net tangible book value and per share amounts should be read in conjunction with our unaudited consolidated pro forma balance sheet as of March 31, 2008. The following table illustrates this per-share dilution to new investors:

		Per Share
Initial public offering price per share		$14.00
Net tangible book value per share as of March 31, 2008(1)	0.69
Increase per share attributable to investors in this offering	6.01
Pro Forma net tangible book value per share after this offering(2)		6.70
Dilution per share to new investors(3)		$7.30
(1)	Net tangible book value per share as of March 31, 2008 is based on our actual tangible net book value of $6.9 million at that date (calculated as described above) divided by the 9.9 million common membership units in Holdings II held by KRH. See ‘‘The offering’’.
(2)	Pro forma net tangible book value as of March 31, 2008 of $156.9 million assumes the exchange of KRH’s 9.9 million common membership units in Holdings II (as previously discussed in note 1 above) for an equivalent number of common shares in RHI Inc. Consequently, pro forma net tangible book value is calculated under this assumption and as described above, except that the $93.1 million non-controlling interest in consolidated entity as reflected in the unaudited consolidated pro forma balance sheet as of March 31, 2008 is not treated as a liability but as stockholders’ equity in such calculation. The net tangible book value per share as of March 31, 2008 under this assumption is calculated by dividing the resulting $156.9 million pro forma net tangible book value by 23.4 million shares of RHI Inc. to be outstanding upon completion of the offering (on a fully diluted basis assuming the exchange of KRH’s 9.9 million common membership units in Holdings II for an equivalent number of common shares in RHI Inc.).
(3)	The dilution per share to new investors is $9.27 per share if the exchange of common membership units of Holdings II held by KRH is not assumed and is based on the RHI pro forma amounts in the unaudited pro forma balance sheet without further adjustments. Pro forma net tangible book value per share as of March 31, 2008 is calculated by dividing pro forma net tangible book value calculated as described above of $63.8 million by the 13.5 million shares of RHI Inc. to be outstanding upon completion of the offering.

Assuming this offering had occurred on March 31, 2008, the following table summarizes the differences between the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by: (i) our existing stockholders, assuming all common membership units of Holdings II held by KRH immediately prior to the offering had been exchanged for common stock as of March 31, 2008; and (ii) the new investors purchasing shares of common stock in this offering with respect to the number of shares of common stock purchased from us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	100	—%	$1,000	—%	$10.00
Investors in this offering	13,500,000	100%	189,000,000	100%	14.00
Total	13,500,100	100%	$189,001,000	100%	$14.00

Unaudited pro forma financial information

The unaudited consolidated pro forma statements of operations for the three months ended March 31, 2008 and the year ended December 31, 2007 present our consolidated results of operations, giving pro forma effect to the reorganization and offering transactions, as described under ‘‘Corporate history and reorganization’’ and the use of the estimated net proceeds from this offering and the concurrent financing transactions as described under ‘‘Use of proceeds,’’ as if such transactions occurred on January 1, 2007. Immediately prior to the completion of this offering, KRH will contribute its 100% ownership interest in RHI LLC to Holdings II in consideration for 100% of the common membership units in Holdings II and Holdings II’s assumption of all of KRH’s obligations under its financial advisory agreement with Kelso. Upon completion of this offering, the net proceeds received from this offering will be contributed by RHI Inc. to Holdings II in exchange for 57.7% of the common membership units in Holdings II. Holdings II and its subsidiaries will use the proceeds that they receive, together with the net proceeds from the concurrent financing transactions, to repay RHI LLC’s existing senior second lien credit facility in full, to fund a distribution to KRH intended to return capital contributions by KRH used for the funding of capitalized film production costs incurred prior to the reorganization which KRH will use to repay the KRH unsecured term loan facility and to pay certain fees and expenses in connection with the reorganization and offering transactions; the remaining proceeds, if any, will be used for general corporate purposes, which may include the repayment of borrowings under RHI LLC’s revolving credit facility. We will contribute to Holdings II any net proceeds received from the underwriters’ exercise of the over-allotment option in exchange for additional newly issued common membership units in Holdings II equal to the number of shares of common stock issued in the exercise of the over-allotment option.

The unaudited consolidated pro forma balance sheet as of March 31, 2008 presents our financial position, giving pro forma effect to the May 2008 equity contribution, as described in note (1) to the Unaudited consolidated pro forma balance sheet, the reorganization and offering transactions, as described under ‘‘Corporate history and reorganization,’’ and the use of the estimated net proceeds from this offering, as described under ‘‘Use of proceeds,’’ as if such transactions occurred on March 31, 2008. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions and this offering, on the historical financial information of RHI LLC.

The unaudited consolidated pro forma financial information of RHI Inc. should be read together with ‘‘Corporate history and reorganization,’’ ‘‘Management’s discussion and analysis of financial condition and results of operations’’ and RHI LLC’s historical financial statements and related notes included elsewhere in this prospectus.

The unaudited consolidated pro forma financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of RHI Inc. that would have occurred had we operated as a public company during the periods presented. The unaudited consolidated pro forma financial information should not be relied upon as being indicative of our results of operations or financial condition had the reorganization described under ‘‘Corporate history and reorganization’’ and the use of the estimated net proceeds from this offering as described under ‘‘Use of proceeds’’ occurred on the dates assumed. The unaudited consolidated pro forma financial information also does not project the results of operations or financial position for any future period or date.

Unaudited consolidated pro forma statement of operations

Three Months Ended March 31, 2008 (In thousands, except per share data)	RHI LLC Actual	Adjustments for Reorganization and Offering			RHI Inc. Pro Forma

Revenue:
Production revenue	$4,941	$			$4,941
Library revenue	17,280				17,280
Total revenue	22,221				22,221
Cost of sales	17,578				17,578
Gross profit	4,643				4,643
Other costs and expenses:
Selling, general and administrative	12,889		1,000	(1)	13,889
Amortization of intangible assets	357				357
Management fees to related parties	150		(150	)(2)	—
Loss from operations	(8,753)		(850)		(9,603)
Other expense:
Interest expense, net	(11,754)		2,578	(3)	(9,176)
Interest income	19				19
Loss on extinguishment of debt	—				—
Other income, net	887				887
Loss before non-controlling interest in loss of consolidated entity and income taxes	(19,601)		1,728		(17,873)
Income tax expense	(593)		—	(4)	(593)
Loss before non-controlling interest in loss of consolidated entity	(20,194)		1,728		(18,466)
Non-controlling interest in loss of consolidated entity	—		7,813	(5)	7,813
Net loss	$(20,194)		$9,541		$(10,653)
Weighted average shares of common stock outstanding:
Basic	N/A			(6)(7)	13,500
Diluted	N/A			(6)(7)	13,500
Net loss per share:
Basic	N/A			(6)(7)	$(0.79)
Diluted	N/A			(6)(7)	(0.79)
KRH has the option to exchange its units in Holdings II beginning six months from the completion of this offering (see Note 7).
(1)	Reflects management’s best estimate of additional selling, general and administrative expenses that we expect to incur as a result of being a public company. These costs are expected to include increased legal and accounting fees, including costs associated with Sarbanes-Oxley compliance, Directors and Officers insurance premiums, investor relations efforts, additional headcount, public company filings, registration fees and financial printing. We currently expect these costs to range between $3.0 million and $5.0 million annually, but such actual costs may be materially different.
(2)	Reflects the elimination of our fee obligations under our existing financial advisory agreement with Kelso. Prior to the consummation of this reorganization and offering, Kelso had agreed to render services to us in connection with planning, strategy, oversight and support. Such services included assisting in the raising of additional debt and equity capital, long term strategic planning and such other consulting and advisory services as we may have reasonably requested. In consideration for these services, we have agreed to pay Kelso a $600,000 annual fee, which was paid in quarterly installments.
(3)	The use of proceeds from this offering and the concurrent financing transactions to repay RHI LLC’s existing senior second lien credit facility in full will result in a significant reduction in our interest expense. For purposes of calculating the pro forma reduction in interest expense for the three months ended March 31, 2008, we computed the reduction in pro forma interest expense and we assumed the proceeds from the offering and the concurrent financing transactions were used to repay the entire $260.0 million of actual existing senior second lien debt outstanding. The interest rate applied to the existing senior second lien term loan amount deemed to be repaid was equal to the average rate in effect applicable to each tranche of debt during the period. The average interest rate applied to the existing senior second lien credit facility was 7.86% and interest expense for the three months ended March 31, 2008 was reduced by $5.1 million as a result of the above noted pro forma adjustments.
As a result of repayment of a portion of RHI LLC’s existing senior second lien credit facility, pro forma interest expense was reduced by an additional $0.2 million to reflect lower amortization expense associated with deferred debt financing costs and original issue discount related to the existing senior second lien credit facility.
Partially, offsetting the reductions in interest expense noted above is the additional interest expense related to borrowings under RHI LLC’s new senior second lien credit facility and upsized revolving credit facility. The interest rates applied on the new senior second lien credit facility and upsized revolving credit facility borrowings were 10.76% and 5.26%, respectively, resulting in additional interest expense of $1.5 million and $1.1 million, respectively, for the three months ended March 31, 2008. The new senior second lien credit facility and upsized revolving credit facility borrowings resulted in additional deferred debt cost amortization of $0.1 million for the three months ended March 31, 2008.
(4)	Following the reorganization and offering, we will be subject to U.S. federal income taxes, in addition to certain state, local and foreign taxes, with respect to our allocable share of any net taxable income of Holdings II, which will result in higher income taxes and an increase in income taxes paid. No adjustment has been made to the provision for corporate income taxes in the unaudited pro forma statement of operations for the three months ended March 31, 2008 as any pro forma income tax benefits resulting from net operating losses would require a full valuation allowance.
(5)	Following the reorganization and offering, we will record a significant non-controlling interest in loss of consolidated entity relating to the ownership interest of KRH in Holdings II. As described in ‘‘Corporate history and reorganization,’’ RHI Inc. will be the sole managing member of Holdings II. Accordingly, RHI Inc. will have a majority economic interest, a majority voting interest, and control the management of Holdings II. As a result, RHI Inc. will consolidate Holdings II and record a non-controlling interest in income (loss) of consolidated entity for the economic interest in loss of Holdings II held by KRH. The $7.8 million pro forma non-controlling interest in loss of consolidated entity for the three months ended March 31, 2008 is calculated by multiplying KRH’s 42.3% interest in Holdings II by the $18.5 million pro forma Loss before non-controlling interest in loss of consolidated entity for the three months ended March 31, 2008.
(6)	The offering will result in the issuance of 13,500,000 shares of common stock, including 3,202,765 shares of common stock expected to generate proceeds in an amount sufficient to fund our payment of $6.0 million to Kelso to eliminate our fee obligations under our existing financial advisory agreement with them and to fund a $35.7 million distribution to KRH intended to return capital contributions by KRH used for the funding of capitalized film production costs incurred prior to the reorganization which KRH will use to repay its unsecured term loan facility. Pro forma loss per share for the three months ended March 31, 2008 has been reduced by $0.24 per share as a result of the issuance of these 3,202,765 shares.
(7)	Beginning six months from the completion of this offering, KRH will be entitled to exchange its common membership units in Holdings II for, at our option, shares of RHI Inc. common stock on a one-for-one basis (as adjusted to account for stock splits, recapitalizations or similar events) or cash, or a combination of both stock and cash. Each exchange by KRH of its interest in Holdings II will result in a decrease to Non-controlling interest in loss of consolidated entity and a corresponding increase to net loss. Holdings II intends to make a tax election pursuant to Section 754 of the Internal Revenue Code, entitling RHI Inc. to a tax basis adjustment in the assets of Holdings II that is attributable to the units acquired by RHI Inc. in the exchange. These increases in tax basis may increase depreciation and amortization deductions for tax purposes and, therefore, reduce the amount of tax that RHI Inc. would otherwise be required to pay in the future.
The table below summarizes, for the three months ended March 31, 2008, the accounts that would be impacted by hypothetical exchanges by KRH of the 20%, 40% and 80% of its remaining interest in Holdings II after the reorganization and offering transactions and what the resulting account balances and earnings per share would be. In all scenarios, it has been assumed that RHI will fund the payment to KRH with shares of RHI Inc. common stock. If the payments were made in cash, the results noted below would differ. However, we believe it is more likely that the payments will be made in shares of RHI Inc. common stock.

	20% Exchange	40% Exchange	80% Exchange
Income tax expense	$(593)	$(593)	$(593)
Non-controlling interest in loss of consolidated entity	6,250	4,687	1,562
Net loss	(12,216)	(13,779)	(16,904)

Weighted average shares of common stock outstanding:
Basic	15,480	17,460	21,420
Diluted	15,480	17,460	21,420
Net loss per share:
Basic	$(0.79)	$(0.79)	$(0.79)
Diluted	$(0.79)	$(0.79)	$(0.79)

Unaudited consolidated pro forma statement of operations

Year ended December 31, 2007 (In thousands, except per share data)	RHI LLC Actual	Adjustments for Reorganization and Offering			RHI Inc. Pro Forma

Revenue:
Production revenue	$133,149	$			$133,149
Library revenue	98,862				98,862
Total revenue	232,011				232,011
Cost of sales	137,074				137,074
Gross profit	94,937				94,937
Other costs and expenses:
Selling, general and administrative	45,684		4,000	(1)	49,684
Amortization of intangible assets	1,327				1,327
Management fees to related parties	600		(600	)(2)	—
Income from operations	47,326		(3,400)		43,926
Other expense:
Interest expense, net	(51,487)		11,270	(3)	(40,217)
Interest income	215				215
Loss on extinguishment of debt	(17,297)				(17,297)
Other income, net	70				70
Loss before non-controlling interest in loss of consolidated entity and income taxes	(21,173)		7,870		(13,303)
Income tax expense	(1,424)		—	(4)	(1,424)
Loss before non-controlling interest in loss of consolidated entity	(22,597)		7,870		(14,727)
Non-controlling interest in loss of consolidated entity	—		6,231	(5)	6,231
Net loss	$(22,597)		$14,101		$(8,496)
Weighted average shares of common stock outstanding:
Basic	N/A			(6)(7)	13,500
Diluted	N/A			(6)(7)	13,500
Net loss per share:
Basic	N/A			(6)(7)	$(0.63)
Diluted	N/A			(6)(7)	(0.63)
KRH has the option to exchange its units in Holdings II beginning six months from the completion of this offering (see Note 7).
(1)	Reflects management’s best estimate of additional selling, general and administrative expenses that we expect to incur as a result of being a public company. These costs are expected to include increased legal and accounting fees, including costs associated with Sarbanes-Oxley compliance, Directors and Officers insurance premiums, investor relations efforts, additional headcount, public company filings, registration fees and financial printing. We currently expect these costs to range between $3.0 million and $5.0 million annually, but such actual costs may be materially different.
(2)	Reflects the elimination of our fee obligations under our existing financial advisory agreement with Kelso. Prior to the consummation of this reorganization and offering, Kelso had agreed to render services to us in connection with planning, strategy, oversight and support. Such services included assisting in the raising of additional debt and equity capital, long term strategic planning and such other consulting and advisory services as we may have reasonably requested. In consideration for these services, we agreed to pay Kelso a $600,000 annual fee, which was paid in quarterly installments.
(3)	The use of proceeds from this offering and the concurrent financing transactions to repay RHI LLC’s existing senior second lien credit facility in full will result in a significant reduction in our interest expense. On April 13, 2007, we refinanced RHI LLC’s existing credit facilities by increasing our outstanding existing senior second lien credit facility from $65.0 million to $260.0 million. The $195.0 million increase in RHI LLC’s outstanding existing senior second lien credit facility was used to reduce first lien debt by $180.0 million and fund $15.0 million of costs associated with the refinancing. For purposes of calculating the pro forma reduction in interest expense for the year ended December 31, 2007, we computed the reduction in pro forma interest expense separately for the periods prior to, and subsequent to, the refinancing. For the period prior to the refinancing, we assumed the proceeds from the offering and concurrent financing transactions were first used to repay the $65.0 million of actual debt outstanding under RHI LLC’s existing senior second lien credit facility and the remaining proceeds were used to repay $195.0 million of debt outstanding under RHI LLC’s first lien credit facility. For the period subsequent to the refinancing, we assumed the proceeds were used to repay a portion of the $260.0 million of actual existing senior second lien debt outstanding. The interest rates applied to both the existing senior second lien and first lien term loan amounts deemed to be repaid were equal to the average rates in effect applicable to each tranche of debt during the periods noted. For the period prior to the refinancing, the average interest rate applied to the existing senior second lien credit facility was 12.61% and to the first lien term debt was 8.35%. For the period subsequent to the refinancing, the average interest rate applied to the second lien credit facility was 9.21%. Interest expense for the year ended December 31, 2007 was reduced by $24.1 million as a result of the above noted pro forma adjustments.
As a result of repayment of a portion of RHI LLC’s existing senior second lien credit facility, pro forma interest expense was reduced by an additional $0.9 million to reflect lower amortization expense associated with deferred debt financing costs related and original issue discount to the existing senior second lien credit facility.
Partially, offsetting the reductions in interest expense noted above is the additional interest expense related to borrowings under RHI LLC’s new senior second lien credit facility and upsized revolving credit facility. The interest rates applied on the new senior second lien credit facility and upsized revolving credit facility borrowings were 12.80% and 7.30%, respectively, resulting in additional interest expense of $7.0 million and $6.3 million, respectively, for the year ended December 31, 2007. The new senior second lien credit facility and upsized revolving credit facility borrowings resulted in additional deferred debt cost amortization of $0.5 million for the year ended December 31, 2007.
(4)	Following the reorganization and offering, we will be subject to U.S. federal income taxes, in addition to certain state, local and foreign taxes, with respect to our allocable share of any net taxable income of Holdings II, which will result in higher income taxes and an increase in income taxes paid. No adjustment has been made to the provisions for corporate income taxes in the unaudited pro forma statement of operations for the year ended December 31, 2007 as any pro forma income tax benefits resulting from net operating losses would require a full valuation allowance.

(5)	Following the reorganization and offering, we will record a significant non-controlling interest in loss of consolidated entity relating to the ownership interest of KRH in Holdings II. As described in ‘‘Corporate history and reorganization,’’ RHI Inc. will be the sole managing member of Holdings II. Accordingly, RHI Inc. will have a majority economic interest, a majority voting interest, and control the management of Holdings II. As a result, RHI Inc. will consolidate Holdings II and record a non-controlling interest in loss of consolidated entity for the economic interest in Holdings II held by KRH. The $6.2 million pro forma non-controlling interest in loss of consolidated entity for the year ended December 31, 2007 is calculated by multiplying KRH’s 42.3% interest in Holdings II by the $14.7 million pro forma Loss before non-controlling interest in loss of consolidated entity for the year ended December 31, 2007.
(6)	The offering will result in the issuance of 13,500,000 shares of common stock, including 3,202,765 shares of common stock expected to generate proceeds in an amount sufficient to fund our payment of $6.0 million to Kelso to eliminate our fee obligations under our existing financial advisory agreement with them and to fund a $35.7 million distribution to KRH intended to return capital contributions by KRH used for the funding of capitalized film production costs incurred prior to the reorganization which KRH will use to repay its unsecured term loan facility. Pro forma loss per share for the year ended December 31, 2007 has been reduced by $0.20 per share as a result of the issuance of these 3,202,765 shares.
(7)	Beginning six months from the completion of this offering, KRH will be entitled to exchange its common membership units in Holdings II for, at our option, shares of RHI Inc. common stock on a one-for-one basis (as adjusted to account for stock splits, recapitalizations or similar events) or cash, or a combination of both stock and cash. Each exchange by KRH of its interest in Holdings II will result in a decrease to Non-controlling interest in loss of consolidated entity and a corresponding increase to net loss. Holdings II intends to make a tax election pursuant to Section 754 of the Internal Revenue Code, entitling RHI Inc. to a tax basis adjustment in the assets of Holdings II that is attributable to the units acquired by RHI Inc. in the exchange. These increases in tax basis may increase depreciation and amortization deductions for tax purposes and, therefore, reduce the amount of tax that RHI Inc. would otherwise be required to pay in the future.

The table below summarizes, for the year ended December 31, 2007, the accounts that would be impacted by hypothetical exchanges by KRH of the 20%, 40% and 80% of its remaining interest in Holdings II after the reorganization and offering transactions and what the resulting account balances and earnings per share would be. In all scenarios, it has been assumed that RHI will fund the payment to KRH with shares of RHI Inc. common stock. If the payments were made in cash, the results noted below would differ. However, we believe it is more likely that the payments will be made in shares of RHI Inc. common stock.

	20% Exchange	40% Exchange	80% Exchange
Income tax expense	$(1,424)	$(1,424)	$(1,424)
Non-controlling interest in loss of consolidated entity	4,984	3,738	1,246
Net loss	(9,743)	(10,989)	(13,481)

Weighted average shares of common stock outstanding:
Basic	15,480	17,460	21,420
Diluted	15,480	17,460	21,420
Net loss per share:
Basic	$(0.63)	$(0.63)	$(0.63)
Diluted	$(0.63)	$(0.63)	$(0.63)

Unaudited consolidated pro forma balance sheet

As of March 31, 2008 (In thousands, except per share data)	RHI LLC Actual	May 2008 Equity Contribution(1)		Adjustments for Reorganization and Offering		RHI Inc. Pro Forma

Assets
Cash	$10,548	$		$—	(2)	$10,548
Accounts receivable, net of discount to present value of $5,822	97,612					97,612
Film production costs, net	768,744					768,744
Property and equipment, net	389					389
Prepaid and other assets, net	17,815			2,968	(3)	20,783
Intangible assets, net	3,243					3,243
Goodwill	59,838					59,838
Total assets	$958,189	$		$2,968		$961,157
Liabilities and member’s/stockholders’ equity
Accounts payable and accrued liabilities	$51,364			$(3,194	)(2)	$48,170
Accrued film production costs	135,944					135,944
Debt	675,437		(29,115)	(114,736	)(2)(3)	531,586
Notes and amounts payable to affiliates, net	—					—
Deferred revenue	25,512					25,512
Non-controlling interest in consolidated entity	—			93,053	(4)	93,053
Total liabilities	888,257		(29,115)	(24,877)		834,265
Member’s equity	92,580		29,115	(121,695	)(4)	—
Stockholders’ equity	—
Common stock, par value $0.01 per share; 125,000 shares authorized and 13,500 shares issued and outstanding	—			135	(2)	135
Additional paid-in capital	—			147,464	(2)(4)	147,464
Retained deficit	—			(7,641	)(3)	(7,641)
Accumulated other comprehensive income	(22,648)			9,582	(2)	(13,066)
Total member’s/stockholders’ equity	69,932		29,115	27,845		126,892
Total liabilities and member’s/stockholders’ equity	$958,189		$—	$2,968		$961,157
(1)	On May 8, 2008, RHI Entertainment Holdings, LLC, which will change its name to KRH Investments LLC immediately prior to the completion of this offering, borrowed $30.0 million under a new senior unsecured term loan facility and contributed all of the net proceeds as a contribution to our common equity capital. A portion of the proceeds from the offering and the concurrent financing transactions will be used to fund a $35.7 million distribution to KRH intended to return capital contributions by KRH used for the funding of capitalized film production costs incurred prior to the reorganization which KRH will use to repay the KRH unsecured term loan facility.
(2)	Represents the adjustments to reflect the reorganization and the net proceeds of the offering and their use.
The reorganization and the offering will result in stockholders’ equity of $126.9 million from the issuance of shares of common stock at an initial public offering price of $14.00 per share.
As described under ‘‘Use of proceeds,’’ Holdings II and its subsidiaries will use the estimated $175.8 million of net proceeds it receives from RHI Inc.’s offering (after deducting underwriting discounts and commissions) together with the net proceeds of approximately $140.7 million from borrowings under our new $55.0 million senior second lien credit facility and our revolving credit facility as follows:
•	approximately $260.0 million will be used to repay RHI LLC’s existing senior second lien credit facility in full;

•	approximately $35.7 million will be used to fund a distribution to KRH intended to return capital contributions by KRH used for the funding of capitalized film production costs incurred prior to the reorganization which KRH will use to repay its unsecured term loan facility;
•	approximately $20.8 million will be used to pay fees and expenses, net of reimbursements, in connection with the reorganization and offering transactions and the concurrent financing transactions, including $6.0 million to Kelso in consideration for the termination of our fee obligations under the existing financial advisory agreement, the settlement of accrued interest related to the existing senior second lien credit facility and the 1% premium on the existing senior second lien credit facility repayment; and
•	any remaining proceeds will be used for general corporate purposes, which may include the repayment of borrowings under RHI LLC’s revolving credit facility.
The above noted transactions result in the following:
•	the pro forma adjustment of $3.2 million to Accounts payable and accrued liabilities to reflect the settlement of accrued interest due upon full repayment of the existing senior second lien credit facility;
•	the pro forma adjustment of $114.7 million to Debt to reflect a reduction of $260.0 million resulting from the repayment of RHI LLC’s existing senior second lien credit facility in full, partially offset by increases of $4.5 million associated with the write-off of unamortized original issue discount on RHI LLC’s existing senior second lien credit facility and $140.7 million of net proceeds from borrowings under our new $55.0 million senior second lien credit facility and our revolving credit facility;
•	the pro forma adjustment to Common stock to reflect the $135 par value of the shares issued in this offering;
•	the pro forma adjustment of $147.5 million to Additional paid-in capital to reflect the $92.6 million Members’ equity of RHI LLC at March 31, 2008 increased by:
o	the $29.1 million May 2008 equity contribution (see note 1);
o	the estimated $175.8 million of net proceeds from the offering (after deducting underwriting discounts and commissions);
and decreased by:
o	the estimated $5.9 million of costs associated with the offering, net of reimbursements;
o	the $35.7 million distribution to KRH (see note 1); and
o	the 42.3% non-controlling interest of KRH in the above items.
•	the pro forma adjustment of $9.6 million to Accumulated other comprehensive loss represents the reclassification to Non-controlling interest in consolidated entity of KRH’s 42.3% interest in the $22.6 million Accumulated other comprehensive loss of RHI LLC as of March 31, 2008.
We have assessed the various matters that would require a supermajority vote of the board of RHI Inc. and have concluded that these rights are ‘‘protective rights’’ under EITF Consensus 04-5, given that they address matters that are not expected to be addressed in directing and carrying out Holdings II’s current business activities. Should a circumstance arise in the future under which KRH should become entitled to approve specific actions of Holdings II as described under ‘‘Corporate history and reorganization’’, RHI Inc. would no longer consolidate Holdings II and instead would apply the equity method of accounting for its interest in Holdings II.
(3)	In connection with the offering, RHI LLC will expense the following: a $6.0 million fee to be paid to Kelso in exchange for the termination of its fee obligations under its existing financial advisory agreement; $2.6 million to be paid related to the 1% premium on the repayment of RHI LLC’s existing senior second lien credit facility; and $4.6 million resulting from the write-off of unamortized deferred debt issuance costs and original issue discount associated with repayment of RHI LLC’s existing senior second lien credit facility. Upon the consolidation of RHI LLC, RHI Inc. (through its interest in Holdings II) will record its share of these expenses as an adjustment to retained loss and KRH’s share of these expenses as an adjustment to Non-controlling interest in consolidated entity in the Unaudited consolidated pro forma balance sheet as of March 31, 2008. A pro forma adjustment of $7.6 million was recorded to Retained deficit to reflect RHI Inc.’s 57.7% interest in the above noted expenses.
Pro forma adjustments were recorded to Prepaid and other assets to reduce it by $0.2 million to reflect the write-off of unamortized deferred debt issuance costs and increase it by $3.1 million to reflect the capitalization of additional debt costs associated with the concurrent financing transactions. Pro forma adjustments were recorded to reduce the cash proceeds from the offering to reflect the $6 million fee to be paid to Kelso and the 1% premium on the repayment of RHI LLC’s existing senior second lien credit facility. See note (1) to the Unaudited consolidated pro forma balance sheet.
(4)	Reflects the expected consolidation of Holdings II and its wholly-owned subsidiary, RHI LLC, by RHI Inc., including the classification of the minority interest of Holdings II as RHI Inc.’s non-controlling interest in the consolidated entity and the associated reduction in additional paid-in capital of RHI Inc. Immediately prior to completion of this offering, KRH will contribute RHI LLC to Holdings II for the common membership interests in Holdings II. Upon completion of this offering, RHI Inc. will purchase from Holdings II a number of newly issued common membership units equal to the number of common shares sold in the public offering, at a price per unit equal to the public offering price per share. The non-controlling interest in the consolidated entity was established in accordance with EITF 94-2, ‘‘Treatment of Minority Interests in Certain Real Estate Investment Trusts’’ by multiplying the net equity of Holdings II (after reflecting the contributions of KRH and RHI Inc. and costs related to the offering and reorganization) by KRH’s percentage ownership in Holdings II. Upon completion of this offering, RHI Inc. and KRH will own approximately 57.7% and 42.3% of the outstanding common membership units in Holdings II, respectively. Prior to this offering, KRH owned all of the ownership interests in RHI LLC.
The Holdings II LLC Agreement, director designation agreement and other corporate organizational documents effectively provide for KRH, under certain circumstances, to exercise a greater degree of influence in, and control over, the operation of our business and the management of our affairs. Even though KRH or its affiliates own a minority economic interest in Holdings II, they may be able to continue to exercise a greater degree of influence in Holdings II. See ‘‘Relationships and certain related transactions — Transactions with KRH.’’
RHI Inc., as managing member of Holdings II, expects to consolidate Holdings II based upon the provisions of EITF Consensus 04-5. EITF Consensus 04-5 provides that a managing member is presumed to control, and therefore should consolidate, a limited liability company that is not a variable interest entity under FASB Interpretation No. 46(R). The presumption of control can be overcome if the other members can cause the liquidation of the limited liability company, remove the managing member without cause, or if the other members have substantive participating rights in decisions affecting the entity’s ordinary course of business. KRH, the non-managing member, will not have the ability to cause liquidation or to remove RHI Inc. as manager without cause.
We have assessed the various matters that would require a supermajority vote of the board of RHI Inc. and have concluded that these rights are ‘‘protective rights’’ under EITF Consensus 04-5, given that they address matters that are not expected to be addressed in directing and carrying out Holdings II’s current business activities. Should a circumstance arise in the future under which KRH should become entitled to approve specific actions of Holdings II as described under ‘‘Corporate history and reorganization’’, RHI Inc. would no longer consolidate Holdings II and instead would apply the equity method of accounting for its interest in Holdings II.

Selected consolidated historical financial and operating information

Our selected consolidated historical financial and operating information presented below as of December 31, 2007 and 2006, and for the year ended December 31, 2007 (successor), the period from January 12, 2006 (inception) to December 31, 2006 (successor) and for the year ended December 31, 2005 (predecessor) have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our selected consolidated historical financial and operating information presented below as of March 31, 2008 (successor) and for the three-month periods ended March 31, 2008 and 2007 (successor) have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our selected consolidated historical financial and operating information presented below as of December 31, 2005 (predecessor) and for the year ended December 31, 2004 (predecessor) have been derived from our audited consolidated financial statements not included in this prospectus. Our selected consolidated historical financial and operating information presented below as of December 31, 2004 and 2003 (predecessor) and for the year ended December 31, 2003 (predecessor) have been derived from our unaudited consolidated financial statements not included in this prospectus.

The selected consolidated historical financial and operating information should be read in conjunction with ‘‘Capitalization,’’ ‘‘Management’s discussion and analysis of financial condition and results of operations’’ and the consolidated financial statements and the related notes thereto and the other financial information included elsewhere in this prospectus. Our unaudited financial statements as of March 31, 2008 (successor) and for the three-month periods ended March 31, 2008 and 2007 (successor) include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, which the company considers necessary for a fair presentation of our financial position and results of operations for these periods. Results for the three-month period are not necessarily indicative of the results to be expected for the full year.

	Successor				Predecessor
	Three Months Ended March 31,		Year Ended December 31,		Year Ended December 31,
(Dollars in thousands)	2008	2007	2007	2006(1)	2005	2004	2003
	(unaudited)	(unaudited)			(unaudited)
Results of operations data:
Revenue
Production	$4,941	$—	$133,149	$108,035	$158,034	$262,327	$278,715
Library	17,280	6,742	98,862	83,732	91,970	62,188	64,996
Total revenue	22,221	6,742	232,011	191,767	250,004	324,515	343,711
Gross profit (loss)(2)	4,643	1,785	94,937	73,637	(199,153)	115,706	121,292
Gross profit percentage	21%	26%	41%	38%	N/M	36%	35%
(Loss) income from operations	(8,753)	(6,230)	47,326	28,616	(367,592)	94,250	89,993
Net (loss) income(3)	(20,194)	(17,280)	(22,597)	(9,241)	(389,090)	82,895	84,385
Other financial data:
Net cash provided by (used in):
Operating activities	$(10,140)	$(21,638)	$(88,778)	$(99,518)	$13,742	$(117,234)	$(27,486)
Investing activities	(39)	(61)	(132)	(579,865)	(206)	(177)	(131)
Financing activities	19,320	19,423	86,566	683,134	58,800	116,400	(10,900)
Purchase of property and equipment	(39)	(61)	(132)	(223)	(206)	(177)	(131)
N/M = not meaningful

	Successor				Predecessor
	As of March 31,		As of December 31,		As of December 31,
(Dollars in thousands)	2008	2007	2007	2006	2005	2004	2003
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Consolidated balance sheet data (end of period):
Cash	$10,548	$1,475	$1,407	$3,751	$73,401	$1,065	$2,076
Film production costs, net	768,744	725,507	754,337	702,578	458,036	729,414	536,055
Total assets	958,189	860,040	953,395	859,655	786,656	1,129,615	880,957
Debt	675,437	584,500	655,951	565,000	—	—	—
Notes and amounts payable to affiliates, net	—	—	—	—	641,938	556,631	408,424
Member’s equity (deficit)	69,932	114,698	100,413	132,858	(85,642)	300,448	217,553

(Dollars in thousands)	2007	2006	2005	2004	2003
Other operating data (unaudited):
Number of films delivered during the year ended December 31,	43	32	44	48	50
Average cost per film for the year ended December 31,(4)	$3,293	$3,440	$4,460	$6,705	$6,670
Number of titles in our library as of December 31,	1,055	1,012	421	377	331
Number of hours of programming in our library as of December 31,	3,864	3,746	1,297	1,162	1,035
(1)	The operating results for the year ended December 31, 2006 reflect the period from January 12, 2006 (inception) through December 31, 2006. The Predecessor Company’s operating results for the period January 1, 2006 to January 11, 2006 are excluded. From January 1, 2006 to January 11, 2006, the Predecessor Company generated $1.2 million of revenue, a $(2.5) million loss from operations and a $(3.2) million net loss.

(2)	Gross profit (loss) for the year ended December 31, 2005 includes an impairment charge to film production costs of $295.2 million. In 2005, in connection with the pending sale of the company, a review of recoverability of assets was performed. As a result of this review, a $295.2 million charge was taken for impairment of film production costs. This non-cash impairment charge was recorded to reflect the net realizable value of the film library based on the negotiated purchase price for the company. There was no charge for impairment in 2006 or 2007.
(3)	Net loss for the year ended December 31, 2005 includes an impairment charge of $295.2 million to film production costs and $141.4 million to goodwill. In connection with the pending sale of the company in early 2006, a $141.4 million non-cash goodwill impairment charge was recorded in 2005 to reflect the fair value of goodwill based on the negotiated purchase price for the company.
(4)	Consists of film production costs (including negative cost net of any incentives or subsidies and excluding residuals, participations and capitalized overhead and interest) for the fiscal year indicated divided by the number of films delivered in such fiscal year.

Management’s discussion and analysis of
financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read together with our audited consolidated financial statements and related notes thereto that are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under ‘‘Risk factors’’ or in other parts of this prospectus.

Overview

We develop, produce and distribute new MFT movies, mini-series and other television programming worldwide. We are the leading provider of new long-form television content with a 20% market share of domestic MFT movies and mini-series and a 48% market share of domestic mini-series from January 2000 through September 2007, based on research provided by Nielsen. We also selectively produce new episodic series programming for television. In addition to our development, production and distribution of new content, we own an extensive library of existing long-form television content, which we license primarily to broadcast and cable networks worldwide.

Our revenue and operating results are seasonal in nature. A significant portion of the films that we develop, produce and distribute are delivered to the broadcast and cable networks in the second half of each year. Typically, programming for a particular year is ordered either late in the preceding year or in the early portion of the current year. Generally, planning and production take place during the spring and summer and completed film projects are delivered in the third and fourth quarters of each year. As a result, our first and second quarters typically have less revenue than the other quarters of a given year. Importantly, the results of one quarter are not necessarily indicative of results for the next or any future quarter. See ‘‘Business — Seasonality.’’

Each year, we develop and distribute a new list, or slate, of film content, consisting primarily of MFT movies and mini-series. The investment required to develop and distribute each new slate of films is our largest operating cash expenditure. A significant portion of this investment in film each year is financed through the collection of license fees during the production process. Each new slate of films is added to our library in the year subsequent to its initial year of delivery. Cash expenditures associated with the distribution of the library film content are not significant.

We have been able to diversify the type of content we develop, produce and distribute by operating independently. Previously, a large portion of our content was developed and produced for the Hallmark Channel and was targeted to the demographic of that channel. As an independent company, we have been able to both broaden the type of content we develop and produce and the networks to whom we license and distribute. By broadening and diversifying our content offerings, we are able to access multiple distribution platforms including ION, VOD, PPV and direct-to-video.

We refer to the revenue generated from the licensing of rights in the fiscal year in which a film is first delivered to a customer as ‘‘production revenue.’’ Any revenue generated from the licensing of rights to films in years subsequent to the film’s initial year of delivery is referred to as ‘‘library revenue.’’ The growth and interaction of these two revenue streams is an important metric we monitor as it indicates the current market demand for both our new content (production revenue) and the content in our film library (library revenue). As we take advantage of certain new distribution opportunities, we will have additional revenue streams that will be equally important to monitor.

We also monitor our gross profit, which allows us to determine the overall profitability of our film content. One of the benefits of being an independent company has been our ability to focus more on profitability of our new film slates rather than volume. As such, we have managed the scale of our individual production budgets to meet market demand and enhance profitability. We have been successful in reducing our production spending on original programming, decreasing our average cost per film over the last six years from $7.4 million in 2002 to $3.3 million in 2007. Our gross profit percentage has increased from 31% in 2002 to 41% in 2007. While smaller scale films generate lower revenue, the production cost savings have more than offset any reduction in revenue per film resulting in greater profitability. We also monitor our Adjusted EBITDA to assess the overall operating performance of the business.

Discussion of consolidated financial information

Revenue

We derive our revenue from the distribution of our film content. Historically, most of our revenue has been generated from the licensing of rights to our film content to broadcast and cable networks for specified terms, in specified media and territories.

The timing of film deliveries during the year can have a significant impact on revenue. Each year, we develop and distribute a new slate of film content, consisting primarily of MFT movies and mini-series. We refer to the revenue generated from the licensing of rights in the fiscal year in which a film is first delivered to a customer as ‘‘production revenue.’’ Any revenue generated from the licensing of rights to films in years subsequent to the film’s initial year of delivery is referred to as ‘‘library revenue.’’

Cost of sales

We capitalize costs incurred for the acquisition and development of story rights, film production costs, film production-related interest and overhead, residuals and participations. Residuals and participations represent contingent compensation payable to parties associated with the film including producers, writers, directors or actors. Residuals represent amounts payable to members of unions or ‘‘guilds’’ such as the Screen Actors Guild, Directors Guild of America and Writers Guild of America based on the performance of the film in certain media and/or the guild member’s salary level.

Cost of sales includes the amortization of capitalized film costs, as well as exploitation costs associated with bringing a film to market.

Selling, general and administrative expense

Selling, general and administrative expense includes salaries, rent and other expenses net of amounts included in capitalized overhead. We expect increases in general and administrative expense as we incur additional expenses in connection with operating as a publicly-traded company.

Interest expense, net

Interest expense, net represents interest incurred on the company’s credit facilities (inclusive of amortization of deferred debt issuance costs and original issue discount). Interest expense is reflected net of interest capitalized to film production costs.

Income taxes

Following the completion of this offering, our operations will be conducted through our indirect subsidiary, RHI LLC. Holdings II and RHI LLC are organized as limited liability companies. For U.S. federal income tax purposes, Holdings II is treated as a partnership and RHI LLC is disregarded as a separate entity from Holdings II. Partnerships are generally not subject to income tax, as the income or loss is included in the tax returns of the individual partners.

The consolidated financial statements of RHI Inc. will include a provision for corporate income taxes associated with RHI Inc.’s membership interest in Holdings II as well as an income tax provision related to RHI International Distribution, Inc., a wholly-owned subsidiary of RHI LLC, which is a taxable U.S. corporation.

Beginning six months from the completion of this offering, KRH will be entitled to exchange its common membership units in Holdings II for, at our option, shares of RHI Inc. common stock on a one-for-one basis (as adjusted to account for stock splits, recapitalizations or similar events) or cash, or a combination of both stock and cash. These exchanges are expected to result in increases in the tax basis of the assets of Holdings II that otherwise would not have been available. These increases in our proportionate share of tax basis may increase depreciation and amortization deductions for tax purposes and therefore reduce the amount of tax that RHI Inc. would otherwise be required to pay in the future, although the IRS may challenge all or part of that tax basis increase, and a court could sustain such a challenge. See ‘‘Relationships and certain related transactions — Transactions with KRH — Tax receivable agreement.’’

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates that we expect to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative facts and circumstances and allowances, if any, are adjusted during each reporting period.

In July 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48, ‘‘Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109’’, or FIN 48, which became effective for us on January 1, 2007. FIN 48 sets out the use of a single comprehensive model to address uncertainty in tax positions and clarifies the accounting for income taxes by establishing the minimum recognition threshold and a measurement attribute for tax positions taken or expected to be taken in a tax return in order to be recognized in the financial statements. Our adoption of FIN 48 as of January 1, 2007 had no impact on the company’s financial statements.

As of January 1, 2007, we had approximately $1.6 million of gross unrecognized tax benefits, of which $0.7 million would affect the company’s effective tax rate if recognized. We continue to follow the practice of recognizing interest and penalties related to income tax matters as a part of provision for income taxes. As of January 1, 2007, December 31, 2007 and March 31, 2008, we had approximately $0.5 million, $0.6 million and $0.6 million of accrued interest and penalties related to uncertain tax positions, respectively. Our initial tax year was the year ended December 31, 2006 and as a result all of the U.S. federal, state and local income tax returns filed by us are subject to examination by the Internal Revenue Service and state and local tax authorities until the expiration of the relevant statute of limitations.

Critical accounting policies and estimates

We prepare our consolidated financial statements in accordance with GAAP. In doing so, we have to make estimates and assumptions that affect our reported amounts of assets, liabilities, revenue and expenses, as well as related disclosure of contingent assets and liabilities including estimates of ultimate revenue and film production costs, the potential outcome of future tax consequences of events that have been recognized in our financial statements and estimates used in the determination of the fair value of equity awards for the determination of share-based compensation. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We believe that the application of the following accounting policies, which are important to our financial position and results of operations, requires significant judgment and estimation on the part of management.

Revenue recognition

We recognize revenue from the distribution of our films in accordance with the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants Statement of Position 00-02, ‘‘Accounting by Producers or Distributors of Films,’’ or the SOP. The following are the conditions that must be met in order to recognize revenue in accordance with the SOP: (i) persuasive evidence of a sale or licensing arrangement with a customer exists; (ii) the film is complete and has been delivered or is available for immediate and unconditional delivery; (iii) the license period of the arrangement has begun and the customer can begin its exploitation, exhibition or sale; (iv) the arrangement fee is fixed or determinable; and (v) collection of the arrangement fee is reasonably assured. Amounts received from customers prior to the availability date of the product are included in deferred revenue. Long-term receivables are reflected at their net present value.

Allowance for doubtful accounts

We regularly assess the collection of accounts receivable. We provide an allowance for doubtful accounts when we determine that the collection of an account receivable is not probable. We also analyze accounts receivable and historical bad debt experience, customer creditworthiness and changes in our customer payment history when evaluating the adequacy of the allowance for doubtful accounts. If any of these factors change, our estimates may also change, which could affect the level of our future provision for doubtful accounts.

Film production costs and cost of sales

In accordance with the SOP, we capitalize film production costs, including costs incurred for the acquisition and development of story rights, interest related to film production costs and residuals and participations. We also capitalize production related overhead expenses into film production costs. Production related overhead includes allocable costs, including salaries and benefits (including share-based compensation) of individuals in departments with exclusive or significant responsibility for the production of our films. Our completed film library primarily consists of films that were made or acquired for initial exhibition on a broadcast or cable network in the United States. Film production costs are stated at the lower of cost less amortization or net realizable value.

Film production costs are amortized and included in cost of sales in the proportion that current revenue bears to the estimated remaining ultimate revenue as of the beginning of the current fiscal period under the individual-film-forecast-computation method in accordance with the provision of the SOP. The amount of film production costs that are amortized each period will therefore depend on the ratio of current revenue to remaining ultimate revenue for each film for such period. We make certain estimates and judgments of remaining ultimate revenue to be earned for each film based on our knowledge of the industry. Estimates of remaining ultimate revenue and residuals and participations are reviewed periodically and are revised, if necessary. Any change in any given period to the remaining ultimate revenue for an individual film will result in an increase or decrease to the percentage of amortization of capitalized film production costs relative to a previous period. The film library acquired from Crown Media is treated as an acquired film library in accordance with the SOP and amortized as a single asset. Unamortized film production costs are evaluated for impairment each reporting period on a film-by-film (or, in the case of the Crown Media library, on a single asset) basis in accordance with the requirements of the SOP. If estimated remaining ultimate revenue is not sufficient to recover the unamortized film production costs for that film, the unamortized film production costs will be written down to fair value determined using a net present value calculation.

Impairment of goodwill and other long-lived assets

Goodwill is tested annually for impairment as of October 1, and is tested for impairment more frequently if events or circumstances indicate that the asset might be impaired. Statement of Financial Accounting Standards, or SFAS, No. 142, ‘‘Goodwill and Other Intangible Assets,’’ or SFAS 142, requires that goodwill impairment be determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the amount of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.

We review other long-lived assets, including amortizable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

In assessing the recoverability of the company’s goodwill and other long-lived assets, the company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. These estimates and assumptions could have a significant impact on whether an impairment charge is recognized and also the magnitude of any such charge. Estimates of fair value are primarily determined using discounted cash flows. These valuations are based on estimates and assumptions including projected future cash flows, discount rate, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables. If these estimates or related assumptions change materially in the future, we may be required to record impairment charges related to our long-lived assets.

In order to evaluate the sensitivity of the fair value calculations on the company’s goodwill, the company applied a variety of discount rates. The hypothetical decreases resulting from the various discount rates had no impact on the impairment analysis of the company’s goodwill.

Share-based compensation

On January 12, 2006 (inception), KRH adopted SFAS No. 123(R), Share-Based Payment, or SFAS 123(R), that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123(R) eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and generally requires that such transactions be accounted for using a fair-value-based method and recognize such fair value of share-based payments as expenses in the consolidated statement of operations.

KRH adopted SFAS 123(R) using the modified prospective method as of January 1, 2006. Our consolidated financial statements for the three months ended March 31, 2008 and 2007, the year ended December 31, 2007, and for the period from January 12, 2006 (inception) to December 31, 2006, reflect the impact of adopting SFAS 123(R). In accordance with the modified prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R).

Share-based compensation allocated to the company by KRH for the three months ended March 31, 2008 and 2007, the year ended December 31, 2007 and the period from January 12, 2006 (inception) to December 31, 2006 was $0.5 million, $0.5 million, $1.9 million and $4.3 million, respectively. There was no share-based compensation allocated to the company for the year ended December 31, 2005. Allocated share-based compensation has been recorded as a component of selling, general and administrative expense, net of amounts capitalized in film production costs.

Income taxes

The Predecessor Company was a limited liability company and did not provide for any current or deferred U.S. federal, state, local or foreign income tax provision or benefit prior to January 2006 because the income taxes were attributable to its member.

The Successor Company is a limited liability company that is disregarded as an entity separate from its sole member, Holdings II, which is treated as a partnership for U.S. income tax purposes, with one subsidiary that is a taxable corporation. Because partnerships are generally not subject to income tax, the income or loss of the company is included in the tax returns of the individual members of Holdings II. As a result, except for the effect from its taxable corporate subsidiary, and from certain U.S. local and foreign income taxes of the Successor Company, no provision has been made by the Successor Company for any current or deferred U.S. federal or state income tax.

With respect to the local income taxes of the Successor Company and the activities of our taxable corporate subsidiary, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates that the company expects to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence, including our operating results, ongoing prudent and feasible tax-planning strategies and forecasts of future taxable income. Allowances, if any, are adjusted for each reporting period.

Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes and interest and penalties will be due. These reserves are established when, despite our belief that our tax return positions are supportable, we believe certain positions are likely to be challenged and such positions may more likely than not be sustained on review by tax authorities. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit. The provision for income taxes includes the impact of reserve provisions and changes to the reserves that are considered appropriate, as well as the associated net interest and penalties.

In addition, we are subject to the examination of our tax returns by the IRS and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. While we believe that we have adequately provided for our tax liabilities, including the likely outcome of these examinations, it is possible that the amount paid upon resolution of issues raised may differ from the amount provided. Differences between the reserves for tax contingencies and the amounts owed by us are recorded in the period they become known.

The ultimate outcome of these tax contingencies could have a material effect on our financial position, results of operations and cash flows.

Recent accounting pronouncements

In November 2007, the EITF reached a consensus on Issue No. 07-1, ‘‘Accounting for Collaboration Arrangements Related to the Development and Commercialization of Intellectual Property,’’ or EITF 07-1. EITF 07-1 provides guidance on how the parties to a collaborative agreement should account for costs incurred and revenue generated on sales to third parties, how sharing payments pursuant to a collaboration agreement should be presented in the income statement and certain related disclosure questions. EITF 07-1 will be effective for the company as of January 1, 2009. An entity will report the effects of applying EITF 07-1 as a change in accounting principle through retrospective application to all prior periods presented for all arrangements existing as of the effective date. The company has not yet determined the impact that the adoption of EITF 07-1 will have on its financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), ‘‘Business Combinations,’’ or SFAS 141R. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS 141R is effective for the company for business combinations for which the acquisition date is on or after January 1, 2009. The provisions of SFAS 141R will not impact the company’s financial statements for prior periods.

In December 2007, the FASB issued SFAS 160 that will change the current accounting and financial reporting for non-controlling (minority) interests. SFAS 160 will be effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited and SFAS 160 will be applied prospectively. However, certain disclosure requirements of SFAS 160 require retrospective treatment. We will adopt SFAS 160 on January 1, 2009. However, we are not yet in a position to assess the full impact and related disclosure.

In March 2008, the FASB issued SFAS No. 161, ‘‘Disclosures about Derivative Instruments and Hedging Activities’’ (SFAS 161), which amends SFAS No. 133. SFAS 161 requires companies with derivative instruments to disclose information that should enable financial statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and related Interpretations, and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows. Entities shall select the format and the specifics of disclosures relating to their volume of derivative activity that are most relevant and practicable for their individual facts and circumstances. SFAS 161 expands the current disclosure framework in SFAS 133 and is effective prospectively for all periods beginning on or after November 15, 2008. The company has not yet determined the impact that the adoption of SFAS 161 will have on its financial statements.

Results of operations

Three months ended March 31, 2008 compared to the three months ended March 31, 2007

Revenue, cost of sales and gross profit

	Three Months Ended March 31,
	2008		2007
(Dollars in thousands)	Amount	As a percentage of revenue	Amount	As a percentage of revenue	Increase/ (Decrease) Variance $	Increase/ (Decrease) Variance %
Production revenue	$4,941	22%	$—	0%	$4,941	N/M
Library revenue	17,280	78%	6,742	100%	10,538	156%
Total revenue	22,221	100%	6,742	100%	15,479	230%
Cost of sales	17,578	79%	4,957	74%	12,621	255%
Gross profit	$4,643	21%	$1,785	26%	$2,858	160%

N/M = not meaningful

Total revenue increased $15.5 million, or 230%, to $22.2 million during the three months ended March 31, 2008 from $6.7 million during the same period in 2007.

Production revenue increased $4.9 million to $4.9 million in the three months ended March 31, 2008 compared to nil during the same period in 2007. In the three months ended March 31, 2008, there were five original MFT movies delivered, while no original films were delivered during the three months ended March 31, 2007.

Library revenue increased $10.5 million to $17.3 million in the three months ended March 31, 2008 from $6.7 million during the comparable period in 2007. The increase of approximately 156% is due primarily to the addition of the 2007 slate to the library and the availability of programming after the expiration of prior license agreements. Additionally, there was $4.5 million of revenue recorded during the three months ended March 31, 2008 related to the distribution of programming on ION. The arrangement with ION did not commence until June 2007 and, consequently, there was no related revenue during the comparable period of 2007.

Cost of sales increased $12.6 million to $17.6 million for the three months ended March 31, 2008 from $5.0 million during the same period in 2007. Cost of sales is principally comprised of film cost amortization, which, as a percentage of revenue, was consistent in the three months ended March 31, 2008 and 2007. As a result, the increase in cost of sales was primarily attributable to the increase in revenue from 2007 to 2008. Cost of sales as a percentage of revenue increased to 79% for the three months ended March 31, 2008 from 74% in the comparable three months of the prior year. Consequently, the gross profit percentage declined to 21% for the three months ended March 31, 2008 from 26% in the comparable three months of the prior year. The decrease in gross profit as a percentage of revenue reflects the impact to Cost of sales of $3.1 million of amortization of minimum guarantee payments to ION during the three months ended March 31, 2008 resulting from our arrangement with ION, which commenced in June 2007. There was no comparable minimum guarantee amortization during the three months ended March 31, 2007.

Other costs and expenses

	Year Ended March 31,		Increase/ (Decrease) Variance $	Increase/ (Decrease) Variance %
(Dollars in thousands)	2008	2007
Selling, general and administrative	$12,889	$7,533	$5,356	71%
Amortization of intangible assets	357	332	25	8%
Management fees to related parties	150	150	—	0%

Selling, general and administrative expenses increased $5.4 million to $12.9 million in the three months ended March 31, 2008 from $7.5 million during the same period in 2007. We incurred $2.8 million of severance related costs and $1.9 million of marketing and promotional costs related to the distribution of programming on ION during the three months ended March 31, 2008. There were no comparable costs incurred during the three months ended March 31, 2007.

Interest expense, net

Interest expense, net decreased $1.4 million to $11.8 million for the three months ended March 31, 2008 from $13.2 million during the comparable period in 2007. The decrease in interest expense is due to a lower average interest rate during the three months ended March 31, 2008 as compared to the prior year resulting from the favorable refinancing of the our credit facilities in April 2007 as well as reduction in benchmark interest rates (i.e. LIBOR). The average interest rate during the three months ended March 31, 2008 was 6.4%, compared to 8.8% during the comparable period of 2007. Partially offsetting the decrease from the average interest rates was a higher weighted average debt balance outstanding during the three months ended March 31, 2008 compared to 2007 primarily due to aforementioned April 2007 refinancing as well as an effort to complete original films earlier in 2008 as compared to prior years. During the three months ended March 31, 2008, we had an average debt balance of $673.2 million compared to $574.5 million during the first three months of 2007.

Other income (expense), net

Other income (expense), net represents realized foreign currency gains resulting primarily from the settlement of customer accounts denominated in foreign currencies. For the three months ended March 31, 2008 and 2007, we realized foreign currency gains totaling $0.9 million, $0.1 million, respectively.

Income tax benefit (expense)

For the three months ended March 31, 2008, income tax expense of approximately $0.6 million was generated. This expense results primarily from a provision for foreign taxes related to license fees from customers located outside the United States. For the three months ended March 31, 2007, an income tax benefit of approximately $2.0 million was generated. This benefit results primarily from a taxable loss for the period associated with our corporate subsidiary, partially offset by a provision for foreign taxes related to license fees from customers located outside the United States. Our corporate subsidiary had a small pre-tax profit during the three months ended March 31, 2008 as compared to a pre-tax loss during the same period in 2007 resulting from tax planning strategies implemented in the second half of 2007 for which the benefits are expected to be realized later in 2008.

Net loss

The net loss for the three months ended March 31, 2008 was ($20.2) million, compared to $(17.3) million for the three months ended March 31, 2007.

The year ended December 31, 2007 compared to the year ended December 31, 2006

Revenue, cost of sales and gross profit

	Year Ended December 31,
	2007		2006(1)		Increase/ (Decrease) Variance $	Increase/ (Decrease) Variance %
(Dollars in thousands)	Amount	As a percentage of revenue	Amount	As a percentage of revenue
Production revenue	$133,149	57%	$108,035	56%	$25,114	23%
Library revenue	98,862	43%	83,732	44%	15,130	18%
Total revenue	232,011	100%	191,767	100%	40,244	21%
Cost of sales	137,074	59%	118,130	62%	18,944	16%
Gross profit	$94,937	41%	$73,637	38%	$21,300	29%
(1)	The operating results for the year ended December 31, 2006 discussed herein (and included in the consolidated statement of operations) reflect the period from January 12, 2006 (inception) through December 31, 2006. The Predecessor Company’s operating results for the period from January 1, 2006 to January 11, 2006 are excluded. From January 1, 2006 to January 11, 2006, the Predecessor Company generated $1.2 million of revenue, a $(2.5) million loss from operations and a $(3.2) million net loss.

Total revenue increased $40.2 million, or 21%, to $232.0 million during the year ended December 31, 2007 from $191.8 million during the same period in 2006.

Production revenue was $133.1 million in 2007 compared to $108.0 million in 2006. In 2006, in connection with our transition to an independent company, we began to implement a strategy intended to broaden the depth of our library by delivering new genres of MFT movies in addition to our traditional family-oriented product, while concentrating on films offering the best potential for short and long-term returns. The number of films delivered in 2007 increased to 43 (five mini-series, 37 MFT moves and one episodic series) from 32 (eight mini-series and 24 MFT movies) in 2006 as we experienced increased demand for our MFT movies, including the new genre offerings. The increase in production revenue resulted primarily from the increase in the number of MFT movies delivered in 2007, as well as an increase in the average license fee per MFT movie and mini-series. The increase was slightly offset by a reduction in the number of mini-series delivered in 2007 as compared to 2006.

Library revenue totaled $98.9 million in 2007 compared to $83.7 million in 2006. The increase of approximately 18% is due primarily to the addition of the 2006 slate to the library, the licensing of titles in the Crown Library acquired in December 2006 and the availability of programming after the expiration of prior license agreements. Additionally, there was $6.2 million of revenue recorded during 2007 related to the distribution of programming on ION. The arrangement with ION did not commence until June 2007.

Cost of sales increased $18.9 million to $137.1 million in 2007 from $118.1 million during 2006. Cost of sales is principally comprised of film cost amortization. The increase in cost of sales was primarily attributable to the increase in revenue from 2006 to 2007. Cost of sales as a percentage of revenue declined to 59% in 2007 from 62% in 2006. Consequently, the gross profit percentage increased to 41% in 2007 from 38% in 2006. The increase in gross profit as a percentage of revenue reflects the improved economics resulting from our shift to more cost efficient programming consistent with our refined production strategy to focus on the most profitable content rather than the volume of content. More specifically, we delivered less expensive programming by more cost-effectively scheduling productions and utilizing technological advances, such as computer generated effects, in the production process. Partially offsetting this decrease was $6.5 million of amortization of minimum guarantee payments to ION during 2007. There was no comparable minimum guarantee amortization during 2006.

Other costs and expenses

	Year Ended December 31,		Increase/ (Decrease) Variance $	Increase/ (Decrease) Variance %
(Dollars in thousands)	2007	2006(1)
Selling, general and administrative	$45,684	$30,597	$15,087	49%
Compensation expense – company founder	—	12,351	(12,351)	(100%)
Amortization of intangible assets	1,327	1,473	(146)	(10%)
Management fees and royalties to related parties	600	600	—	0%
(1)	The operating results for the year ended December 31, 2006 discussed herein (and included in the consolidated statement of operations) reflect the period from January 12, 2006 (inception) through December 31, 2006. The Predecessor Company’s operating results for the period from January 1, 2006 to January 11, 2006 are excluded. From January 1, 2006 to January 11, 2006, the Predecessor Company generated $1.2 million of revenue, a $(2.5) million loss from operations and a $(3.2) million net loss.

Selling, general and administrative expenses increased $15.1 million to $45.7 million for the year ended December 31, 2007, from $30.6 million during the year ended December 31, 2006. The increased selling, general and administrative expenses were primarily due to $3.7 million of professional fees incurred for the consideration of financing structures, $3.9 million of legal and accounting fees incurred in connection with a prior postponement of our initial public offering, as well as costs associated with the distribution of programming on ION, including marketing and promotional costs and advertising sales headcount related expenses. These were offset by share-based compensation expense associated with the issuance of Class B Units in KRH granted to our Chief Executive Officer in 2006 at the time of the acquisition of the company and in conjunction with his employment agreement, for which there was no comparable charge in 2007.

Compensation expense related to our founder totaled $12.4 million during the year ended December 31, 2006. At the time of the 2006 acquisition of the company and in conjunction with his employment agreement, a seven year, $1.2 million per year annuity was purchased for our founder. In addition, our founder received a one time payment associated with income taxes related to the annuity at that time. The entire charge was included in our results for the year ended December 31, 2006 because future services were not required by the founder and all benefits associated with the annuity inured to the founder and his beneficiaries. There was no comparable charge for the year ended December 31, 2007.

Interest expense, net

Interest expense, net increased $18.9 million to $51.5 million for the year ended December 31, 2007 from $32.6 million during the year ended December 31, 2006. The increase in interest expense is due to higher average debt outstanding in 2007 compared to 2006 due to additional borrowings in the fourth quarter of 2006 in connection with the purchase of the Crown Media film library and the settlement of certain Predecessor Company liabilities. During the year ended December 31, 2007, we had an average debt balance of $635.7 million compared to $382.1 million during 2006. Slightly offsetting the increase from the weighted average debt balance is a reduction in the average interest rate. The average interest rate during the year ended December 31, 2007 was 8.2%, compared to 8.4% during 2006.

Loss on extinguishment of debt

On April 13, 2007 we amended and restated our credit agreements that govern our senior credit facilities. These facilities, as of December 31, 2007, consist of a $275.0 million revolving credit facility, a $175.0 million term loan facility and a $260.0 million existing senior second lien term loan facility. These facilities replaced the senior credit facilities secured on January 12, 2006 (inception), as subsequently amended, in connection with the acquisition of the company. As a result of entering into the amended and restated facilities, the company incurred a loss on extinguishment of debt of $17.3 million during the year ended December 31, 2007.

Other income (expense), net

Other income (expense), net represents realized foreign currency transaction gains and losses resulting primarily from the settlement of customer accounts denominated in foreign currencies. For the years ended December 31, 2007 and 2006, we realized foreign currency gains totaling $0.1 million and $0.7 million, respectively.

Income tax benefit (expense)

For the years ended December 31, 2007 and 2006, we established an income tax provision of approximately $1.4 million and $6.3 million, respectively. The provision includes New York City Unincorporated Business Tax, foreign taxes related to license fees received from customers located outside the U.S. and a provision for income taxes related to our corporate subsidiary. The decrease from 2006 to 2007 is primarily the result of lower taxable income at our corporate subsidiary resulting from tax planning strategies implemented in 2007.

Net loss

The net loss for the year ended December 31, 2007 was ($22.6) million, compared to $(9.2) million for the year ended December 31, 2006.

The year ended December 31, 2006 compared to the year ended December 31, 2005

The operating results for the year ended December 31, 2005 are of the Predecessor Company and are presented on a different basis than those of the Successor Company and, therefore, are not comparable.

Revenue, cost of sales and gross profit (loss)

	Successor		Predecessor
	Year Ended December 31,		Year Ended December 31,
	2006(1)		2005
(Dollars in thousands)	Amount	As a percentage of revenue	Amount	As a percentage of revenue	Increase/ (Decrease) Variance $	Increase/ (Decrease) Variance %
Production revenue	$108,035	56%	$158,034	63%	$(49,999)	(32%)
Library revenue	83,732	44%	91,970	37%	(8,238)	(9%)
Total revenue	191,767	100%	250,004	100%	(58,237)	(23%)
Cost of sales(2)	118,130	62%	449,157	180%	(331,027)	(74%)
Gross profit (loss)(2)	$73,637	38%	$(199,153)	N/M	272,790	137%
N/M = not meaningful
(1)	The operating results for the year ended December 31, 2006 discussed herein (and included in the consolidated statement of operations) reflect the period from January 12, 2006 (inception) through December 31, 2006. The Predecessor Company’s operating results for the period from January 1, 2006 to January 11, 2006 are excluded. From January 1, 2006 to January 11, 2006, the Predecessor Company generated $1.2 million of revenue, a $(2.5) million loss from operations and a $(3.2) million net loss.
(2)	Cost of sales and gross profit (loss) for the year ended December 31, 2005 includes an impairment charge to film production costs of $295.2 million. In 2005, in connection with the pending sale of the company, a review of realizability of assets was performed. As a result of this review, a $295.2 million charge was taken for impairment of film production costs. This non-cash impairment charge was recorded to reflect the net realizable value of the film library based on the negotiated purchase price of the company. There was no charge for impairment in 2006.

Total revenue decreased $58.2 million, or 23%, to $191.8 million in 2006 from $250.0 million in 2005.

Production revenue was $108.0 million in 2006 compared to $158.0 million in 2005. In 2006, in connection with our transition to an independent company, we continued to implement the strategy we began to adopt in late 2005, concentrating on films offering the best potential for short and long-term returns, rather than primarily focusing on the rebuilding of our film library. Consequently, we reduced the number of films we delivered in 2006 to 32 (eight mini-series and 24 MFT movies), from 44 (12 mini-series, 31 MFT movies, and one episodic series) in 2005. The decrease in production revenue resulted from the reduction in the number of films delivered in 2006.

Library revenue totaled $83.7 million in 2006 compared to $92.0 million in 2005. The decrease of approximately 9% is due in part to the availability of programming after the expiration of prior license agreements.

Cost of sales including impairment charges decreased $331.1 million to $118.1 million for the year ended December 31, 2006 from $449.2 million during the same period in 2005. In 2005, in connection with the pending sale of the company, a review of realizability of assets was performed. As a result of this review, a $295.2 million non-cash charge was taken for impairment of film production costs. This non-cash impairment charge was recorded to reflect the net realizable value of the film library based on the negotiated purchase price for the company. There was no charge for impairment in 2006. Cost of sales is principally comprised of film cost amortization including the impairment charge. The decrease in cost of sales was primarily attributable to the decrease in revenue from 2005 to 2006 and the absence of an impairment charge in 2006. Cost of sales as a percentage of revenue declined to 62% for the year ended December 31, 2006 from 180% in the year ended December 31, 2005. Consequently, the gross profit percentage increased to 38% for the year ended December 31, 2006. The increase in gross profit as a percentage of revenue reflects the improved economics resulting from our shift to more cost efficient programming consistent with our refined production strategy of focusing on the most profitable content rather than the volume of content as well as the absence of an impairment charge in 2006.

Other costs and expenses

	Successor	Predecessor
	Year Ended December 31, 2006(1)	Year Ended December 31, 2005	Increase/ (Decrease) Variance $	Increase/ (Decrease) Variance %
(Dollars in thousands)
Selling, general and administrative	$30,597	$26,796	$3,801	14%
Compensation expense – company founder	12,351	—	12,351	N/M
Amortization of intangible assets	1,473	—	1,473	N/M
Goodwill impairment charge	—	141,365	(141,365)	(100%)
Management fees and royalties to related parties	600	278	322	116%
N/M = not meaningful
(1)	The operating results for the year ended December 31, 2006 discussed herein (and included in the consolidated statement of operations) reflect the period from January 12, 2006 (inception) through December 31, 2006. The Predecessor Company’s operating results for the period from January 1, 2006 to January 11, 2006 are excluded. From January 1, 2006 to January 11, 2006, the Predecessor Company generated $1.2 million of revenue, a $(2.5) million loss from operations and a $(3.2) million net loss.

Selling, general and administrative expenses increased $3.8 million to $30.6 million for the year ended December 31, 2006 from $26.8 million during the year ended December 31, 2005. The increase is primarily attributable to share-based compensation expense associated with the issuance of both Class B Units and Value Units in KRH (formerly RHI Entertainment Holdings, LLC) granted to our Chief Executive Officer in 2006 at the time of the acquisition of the company and in conjunction with his employment agreement.

Compensation expense related to our founder totaled $12.4 million during the year ended December 31, 2006. At the time of the 2006 acquisition of the company and in conjunction with his employment agreement, a seven year, $1.2 million per year annuity was purchased for our founder. In addition, our founder received a one time payment associated with income taxes related to the annuity at that time. The entire charge was included in our results for the year ended December 31, 2006 because future services were not required by the founder and all benefits associated with the annuity inured to the founder and his beneficiaries. There was no comparable charge for the year ended December 31, 2005.

In 2005, in connection with the pending sale of the company, a $141.4 million non-cash goodwill impairment charge was recorded to reflect the fair value of goodwill based on the negotiated purchase price.

We agreed to pay Kelso an annual management fee of $600,000 in connection with planning, strategy, oversight and support to management. A total of $600,000 is recorded as management fees and royalties paid to a related party in 2006. In 2005, we expensed $278,000 for a royalty to Hallmark Cards for the use of its trademark.

Interest expense, net

Interest expense, net increased $10.0 million to $32.6 million in 2006 from $22.6 million in 2005. While weighted average debt balances decreased to $382.1 million in 2006, from $526.7 million in 2005, the weighted average interest rate increased from 4.6% in 2005 to 8.4% in 2006. Prior to the acquisition, credit facilities were provided by an affiliate of Hallmark Cards. At the time of the acquisition, all outstanding debt was retained by Hallmark Cards, and we secured a new credit facility with a bank group at higher interest rates.

Interest income

The company earned interest income on a note due from Crown Media in 2005. At the time of the acquisition, this note was retained by Hallmark Cards. Consequently, in 2006, there was no comparable interest income.

Other income (expense), net

Other income (expense), net, represents realized foreign currency transaction gains and losses resulting primarily from the settlement of customer accounts denominated in foreign currencies. For the year ended December 31, 2006, we realized foreign currency gains totaling $0.7 million. For the year ended December 31, 2005, we realized foreign currency losses totaling $1.8 million.

Income tax benefit (expense)

For the year ended December 31, 2006, we established an income tax provision of approximately $6.3 million. The provision includes New York City Unincorporated Business Tax, foreign taxes related to license fees received from customers located outside the U.S. and a provision for income taxes related to our corporate subsidiary.

There was no provision for income taxes in 2005, as the Predecessor Company was a limited liability company, which was disregarded as a separate entity and taxed as a division of Hallmark Cards. Therefore, we did not provide for any current or deferred U.S. federal, state, local or foreign income tax provision or benefit because the income taxes were attributable to Hallmark Cards.

Net loss

The net loss for the year ended December 31, 2006 was $(9.2) million, compared to $(389.1) million for the year ended December 31, 2005.

Liquidity and capital resources

In January 2006, Robert Halmi, Jr., members of management, Kelso and other investors acquired the company from Hallmark Cards and renamed it RHI Entertainment, LLC, or RHI LLC. The purchase price was financed with a capital contribution of $138.0 million, cash from operations, and $355.0 million of new borrowings by us. Our credit facilities have been amended since the acquisition, and currently include: (i) two first lien facilities, a $175.0 million term loan and a $275.0 million revolving credit facility; and (ii) a $260.0 million existing senior second lien term loan. As of March 31, 2008, all of our debt was variable rate and totaled $679.9 million (or $675.4 million net of original issue discount). To manage the related interest rate risk, we entered into interest rate swap agreements. As of March 31, 2008, we had floating to fixed interest rate swaps outstanding in the notional amount of $435.0 million, effectively converting that amount of debt from variable rate to fixed rate. As of March 31, 2008, we had $10.5 million of cash compared to $1.4 million of cash at December 31, 2007. As of March 31, 2008, we had $30.1 million available under our revolving credit facility subject to the terms and conditions of that facility. Historically, we have financed our operations with funds from operations, capital contributions from our owners and the use of credit facilities. In March 2008, Kelso temporarily suspended payment of their $150,000 quarterly management fee to optimize the company’s available liquidity. We believe our cash on hand, available borrowings under the revolving credit facility and projected cash flows from operations will be sufficient to satisfy our financial obligations through at least the next twelve months.

Our ability to meet our debt and other obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive and other factors. High levels of interest expense could have negative effects on our future operations. Interest expense, which is net of capitalized interest and includes amortization of debt issuance costs, totaled $11.8 million for the three months ended March 31, 2008 and $51.5 million for the year ended December 31, 2007. A substantial portion of our cash flow from operations must be used to pay our interest expense and will not be available for other business purposes.

As a result of our level of debt and the terms of our debt instruments:

•	our vulnerability to adverse general economic conditions is heightened;

•	we will be required to dedicate a portion of our cash flow from operations to repayment of debt, limiting the availability of cash for other purposes;

•	we are and will continue to be limited by financial and other restrictive covenants in our ability to borrow additional funds, consummate asset sales, enter into transactions with affiliates or conduct mergers and acquisitions;

•	our flexibility in planning for, or reacting to, changes in our business and industry will be limited; and

•	our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired.

We believe that, after the closing of this offering, our senior secured credit facilities, together with cash generated from operations and cash on hand, will be sufficient to meet our short-term liquidity needs. However, any significant expense not included in our internal budget, or any development that hampers our growth in revenue or decreases any of our revenue, may result in the need for additional external funds in order to continue operations. Except as described under ‘‘Description of senior credit facilities,’’ we have no arrangements for external financings, whether debt or equity, and are not certain whether any such new external financing would be available on acceptable terms. KRH and Holdings II may also, from time to time, choose to raise additional capital from new investors in order to optimize the liquidity needs of the Company. Any new debt financing would require the cooperation and agreement of existing lenders. See ‘‘Description of senior credit facilities’’ and ‘‘Risk factors — Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under our existing senior secured credit facilities.’’

The chart below shows our cash flows for each of the last three fiscal years, as well as a comparison of the first three months of 2008 against the same period of 2007.

			Successor		Predecessor
	Three Months Ended March 31,		Year Ended December 31,		Year Ended December 31,
(Dollars in thousands)	2008	2007	2007	2006(1)	2005
	(unaudited)	(unaudited)
Net cash (used in) provided by operating activities	$(10,140)	$(21,638)	$(88,778)	$(99,518)	$13,742
Net cash used in investing activities	(39)	(61)	(132)	(579,865)	(206)
Net cash provided by financing activities	19,320	19,423	86,566	683,134	58,800
Cash (end of period)	10,548	1,475	1,407	3,751	73,401
(1)	The cash flows for the year ended December 31, 2006 reflect the period from January 12, 2006 (inception) through December 31, 2006. The cash flows for the period January 1, 2006 to January 11, 2006 are excluded. From January 1, 2006 to January 11, 2006, the Predecessor Company used $2.7 million of net cash flow in operating activities. There was no net cash flow from investing or financing activities during this period.

Operating activities

Cash used in operating activities in the three months ended March 31, 2008 was $10.1 million, and reflects spending related to production, distribution, selling, general and administrative expenses and interest, offset by the collection of cash associated with the distribution of our MFT movies, mini-series and other television programming. In the three months ended March 31, 2008, $12.7 million of interest was paid.

Cash used in operating activities in the three months ended March 31, 2007 was $21.6 million, and reflects spending related to production, distribution, selling, general and administrative expenses and interest, offset by the collection of cash associated with the distribution of our MFT movies, mini-series and other television programming. In the three months ended March 31, 2007, $13.0 million of interest was paid as were $3.2 million of minimum guarantee payments to ION associated with our arrangement to provide programming for its primetime weekend schedule and a payment of $4.0 million to settle certain other accrued liabilities.

Cash used in operating activities in the year ended December 31, 2007 was $88.8 million, and reflects spending related to production, distribution, selling, general and administrative expenses and interest, offset by the collection of cash associated with the distribution of our MFT movies, mini-series and other television programming. In the year ended December 31, 2007, $50.8 million of interest was paid as were $9.4 million of minimum guarantee payments to ION associated with our arrangement to provide programming for its primetime weekend schedule, $3.9 million of legal and accounting fees incurred in connection with a prior postponement of our initial public offering, $3.7 million of professional fees incurred for the consideration of financing structures, and a payment of $8.0 million to settle certain other accrued liabilities.

Cash used in operating activities for the period January 12, 2006 (inception) through December 31, 2006 was $99.5 million and reflects spending related to production, distribution, selling, general and administrative expenses and interest, offset by the collection of cash associated with the distribution of our MFT movies, mini-series and other television programming. During 2006, $25.6 million of interest was paid. During this period, we paid approximately $70.4 million of film costs that had been accrued in prior periods by the Predecessor Company, and $12.4 million for an annuity contract purchased for our founder.

Cash provided by operating activities for 2005 was $13.7 million and was primarily attributable to the collection of cash associated with the distribution of our MFT movies, mini-series and other television programming partially offset by spending related to production, distribution, selling, general and administrative expenses.

Investing activities

During the three months ended March 31, 2008 and 2007, and years ended December 31, 2007 and 2005, we used $39,000, $0.1 million, $0.1 million and $0.2 million, respectively, in investing activities, reflecting the purchase of property and equipment. During the period from January 12, 2006 (inception) to December 31, 2006, we used $426.8 million to fund the acquisition of the company from Hallmark Cards, $152.8 million for the acquisition of Crown Media Distribution, LLC and $0.3 million for the purchase of property and equipment. Consequently, in the period from January 12, 2006 (inception) to December 31, 2006, cash used in investing activities totaled $579.9 million.

Financing activities

During the three months ended March 31, 2008, $19.3 million of cash was provided by financing activities from borrowings under our credit facilities (net of repayments of $8.9 million), principally to fund our operating activities. During the three months ended March 31, 2007, $19.4 million of cash was provided by financing activities resulting from $19.5 million drawn on our credit facilities.

During 2007, $86.6 million of cash was provided by financing activities from borrowings under our credit facilities (net of deferred debt financing costs of $3.9 million and repayments of $653.9 million), principally to fund our operating activities.

During 2006, cash provided by financing activities totaled $683.1 million and included $545.3 million drawn on our credit facilities (net of deferred debt financing costs of $19.7 million and repayments of $56.0 million) and $138.1 million of member capital contributions.

During 2005, we borrowed (net of any repayments) $58.8 million under facilities provided by Hallmark Cards.

Contractual obligations

The following table sets forth our contractual obligations as of December 31, 2007:

		Payments due by period
(Dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Off balance sheet arrangements:
Operating lease commitments(1)	$6,545	$2,913	$1,591	$660	$1,381
Obligations pursuant to ION Agreement(2)	21,925	16,475	5,450	—	—
Purchase obligations(3)	15,897	10,515	5,382	—	—
	44,367	29,903	12,423	660	1,381
Contractual obligations reflected on the balance sheet:
Debt obligations(4)	660,625	—	—	52,500	608,125
Accrued film production costs(5)	38,958	38,658	300	—	—
Other contractual obligations(6)	3,399	2,899	500	—	—
	702,982	41,557	800	52,500	608,125
Total contractual obligations	$747,349	$71,460	$13,223	$53,160	$609,506
(1)	Operating lease commitments represent future minimum payment obligations on various long-term noncancellable leases for office and storage space.
(2)	Obligations pursuant to the ION Agreement represent minimum guarantee payments associated with our arrangement to provide programming for its primetime weekend schedule.
(3)	Purchase obligation amounts represent a contractual commitment to exclusively license the rights in and to a film that is not complete.
(4)	Debt obligations exclude interest payments and include future principal payments due on our bank debt. On April 13, 2007, we amended our first and existing senior second lien credit facilities to effect a refinancing of our existing facilities. As of December 31, 2007, the debt totaled $660.6 million (or $656.0 million net of original issue discount). The terms of the amended facility require repayments of $17.5 million, $35.0 million, $348.1 million and $260.0 million in 2011, 2012, 2013 and 2014, respectively.
(5)	Accrued film production costs represent contractual amounts payable for the completed films as well as costs incurred for the buy out of certain participations.
(6)	Other contractual obligations primarily represent commitments to settle various accrued liabilities.

Off-balance sheet arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and qualitative disclosures about risk

Interest rate risk

We are subject to market risks resulting from fluctuations in interest rates as our credit facilities are variable rate credit facilities. To manage the related risk, we enter into interest rate swap agreements. As of March 31, 2008, we have swaps outstanding that total $435.0 million, effectively converting that portion of debt from variable rate to fixed rate. For 2007, a hypothetical 1% change in the interest rates applicable to our credit facilities would result in approximately a $2.1 million increase or decrease in interest expense.

Foreign currency risk

Our reporting currency is the U.S. Dollar. We are subject to market risks resulting from fluctuations in foreign currency exchange rates through some of our international licensees and we incur certain production and distribution costs in foreign currencies. The primary foreign currency exposures relate to adverse changes in the relationships of the U.S. Dollar to the British Pound, the Euro and the Australian Dollar. However, there is a natural hedge against foreign currency changes due to the fact that, while certain receipts for international sales may be denominated in a foreign currency certain production and distribution expenses are also denominated in foreign currencies, mitigating fluctuations to some extent depending on their relative magnitude.

Historically, foreign exchange gains (losses) have not been significant. Foreign exchange gains for the three months ended March 31, 2008 and 2007, the year ended December 31, 2007 and the period from January 12, 2006 (inception) through December 31, 2006 were $0.9 million, $0.1 million, $0.1 million and $0.7 million, respectively. Foreign exchange losses for the year ended December 31, 2005 were $1.8 million. A hypothetical 10% change in foreign exchange rates would have resulted in less than a 1% change to RHI LLC’s net income (loss) in all periods presented.

Credit risk

We are exposed to credit risk from our licensees. These parties may default on their obligations to us, due to bankruptcy, lack of liquidity, operational failure or other reasons.

Corporate history and reorganization

Our history

Robert Halmi, Sr. has been involved with the development of MFT movies and mini-series for nearly 30 years along with his son, Robert Halmi, Jr. Several years after joining his father in 1979, Mr. Halmi, Jr. began managing the operations of the business.

In 1994, RHI Entertainment, Inc., a publicly traded company, was acquired by Hallmark Cards, renamed Hallmark Entertainment and converted to a limited liability company. While owned by Hallmark Cards, the company expanded and broadened its production and developed the Hallmark Entertainment Network internationally, which ultimately led to the development and launching of the Hallmark Channel in the United States. In September 2001, Hallmark Entertainment sold the majority of its film library to Crown Media. In January 2006, Robert Halmi, Jr., members of management, affiliates of Kelso and other investors acquired Hallmark Entertainment from Hallmark Cards and renamed it RHI Entertainment, LLC. In December 2006, RHI LLC reacquired the domestic rights to Crown Media’s film library.

The acquisition of the library was primarily a repurchase of the domestic rights to titles that Crown Media had acquired from Hallmark Entertainment in September 2001. These acquisitions substantially reunited the original assets of Hallmark Entertainment. We believe that these assets can be managed more efficiently and profitably when operated independently.

Our non-managing member

KRH Investments LLC

KRH is a limited liability company controlled by an investment consortium which includes Robert Halmi, Jr., members of management, affiliates of Kelso and other investors. Kelso, an affiliate of the principal investor in KRH, is a New York-based private investment firm founded in 1971. Since 1980, Kelso affiliates have acquired over 90 companies with total initial capital at closing of over $31 billion.

Our corporate history and current structure

The business of the company has been historically conducted through RHI LLC, which, upon completion of this offering, will be a wholly-owned subsidiary of Holdings II. RHI Inc. and Holdings II were formed in connection with this offering. RHI Inc. will be the public vehicle for this offering and its primary asset will be common membership units in Holdings II. Holdings II will have two members, which will be RHI Inc. and KRH. Prior to this offering, KRH owned all of the ownership interests in RHI LLC. Upon completion of this offering, KRH will contribute its ownership interests in RHI LLC to Holdings II for common membership interests in Holdings II. Concurrently, RHI Inc. will purchase from Holdings II a number of newly issued common membership units equal to the number of common shares sold in the public offering, at a price per unit equal to the public offering price per share.

Upon completion of this offering, we will be a holding company that manages Holdings II, but will have no business operations or material assets other than approximately 57.7% of the common membership units in Holdings II (61.1% if the underwriters exercise their over-allotment option in full). KRH, owned by Robert Halmi, Jr., members of management, Kelso and other investors, will hold the remaining approximately 42.3% of common membership units in Holdings II (or 38.9% if the underwriters exercise their over-allotment option in full). Our only source of cash flow from operations will be distributions from Holdings II pursuant to the Holdings II LLC Agreement. See ‘‘Risk factors — Risks related to our corporate structure’’ and ‘‘Relationships and certain related transactions — Transactions with KRH — Holdings II LLC Agreement.’’

Reorganization and offering transactions

1.	On August 24, 2007, RHI Inc., a Delaware corporation, was formed. Robert Halmi, Jr. became the initial shareholder by purchasing 100 shares for $1,000.

2.	On September 6, 2007, Holdings II, a Delaware limited liability company, was formed.

3.	On May 8, 2008, RHI Entertainment Holdings, LLC, borrowed $30.0 million under a new senior unsecured term loan facility and contributed all of the net proceeds to our common equity capital.

4.	Immediately prior to the completion of this offering, the entity named RHI Entertainment Holdings, LLC will change its name to KRH Investments LLC.

5.	Immediately prior to the completion of this offering, KRH will contribute its 100% ownership interest in RHI LLC to Holdings II in consideration for 100% of the common membership units in Holdings II and Holdings II’s assumption of all of KRH’s obligations under its financial advisory agreement with Kelso.

6.	Concurrently with the completion of this offering, we will complete an upsizing of RHI LLC’s revolving credit facility and borrow amounts thereunder and under RHI LLC’s new senior second lien credit facility. See ‘‘Use of proceeds’’ and ‘‘Description of senior credit facilities.’’

7.	Upon completion of this offering, the net proceeds received from this offering will be contributed to Holdings II in exchange for 57.7% of the common membership units in Holdings II. Holdings II and its subsidiaries will use the proceeds that they receive, together with net proceeds from the concurrent financing transactions, to repay RHI LLC’s existing senior second lien credit facility in full, to fund a distribution to KRH intended to return capital contributions by KRH used for the funding of capitalized film production costs incurred prior to the reorganization which KRH will use to repay the KRH unsecured term loan facility and to pay certain fees and expenses in connection with the reorganization and offering transactions and concurrent financing transactions; the remaining proceeds, if any, will be used for general corporate purposes, which may include the repayment of borrowings under RHI LLC’s revolving credit facility. We will contribute to Holdings II any net proceeds received from the underwriters’ exercise of the over-allotment option in exchange for additional newly issued common membership units in Holdings II equal to the number of shares of common stock issued in the exercise of the over-allotment option. See ‘‘Use of proceeds.’’

8.	Upon completion of this offering, RHI Inc. will be the sole managing member of Holdings II, and will hold a majority of the economic interests. KRH will be a non-managing member of Holdings II and will hold a minority of the economic interests. Distributions will be made in accordance with the relative economic interests of RHI Inc. and KRH in Holdings II.

As a result of the foregoing reorganization and offering transactions, RHI Inc. will hold a number of common membership units in Holdings II equal to the number of outstanding shares of common stock that RHI Inc. issues in this offering.

In addition, beginning six months from the completion of this offering, KRH will be entitled to exchange its common membership units in Holdings II for, at our option, shares of RHI Inc. common stock on a one-for-one basis (as adjusted to account for stock splits, recapitalizations or similar events) or cash, or a combination of both stock and cash. We will grant to KRH certain registration rights pursuant to which we may register for issuance or resale the common stock issued in any such exchange and KRH will have the right to cause us to register for resale our common stock received by them as a result of any such exchange. In addition, KRH will have rights to include such common stock in future offerings by us. See ‘‘Relationships and certain related transactions — Transactions with KRH — Registration rights agreement.’’

Corporate governance matters

RHI Inc. will be the sole managing member of Holdings II and will control all of the operations of Holdings II. KRH will not have the ability to elect or vote for the managing member of Holdings II. Immediately prior to completion of this offering, we will enter into a director designation agreement with KRH. Under this agreement, KRH will have the right to designate four director designees to our seven-member board of directors who will then be voted upon and possibly elected by our shareholders so long as KRH owns at least 30% of the outstanding common membership units in Holdings II. If an increase in the size of RHI Inc.’s board of directors occurs, and the right to designate director designees continues, any additional designees must also each qualify as an independent director to the extent necessary to comply with applicable securities rules and regulations and Nasdaq listing requirements. If KRH’s ownership of common membership units of Holdings II falls below 30% (but remains at or above 5%), KRH will have the right to designate a number of designees to our board of directors constituting a minority of the members of our board of directors. Under the agreement, at least one director designee must qualify as an independent director pursuant to applicable securities rules and regulations and Nasdaq listing requirements. If, at any time, KRH owns less than 5% of Holdings II then issued and outstanding common membership units, then KRH shall cease to have any rights of designation.

Special approval rights

If any director designee to our board designated by KRH is not appointed to our board, or nominated by us or elected by our stockholders, as applicable, then the consent of KRH will be required in order for Holdings II or its subsidiaries to take any of the following actions (and Holdings II will not permit any of its subsidiaries to take any such action without the consent of KRH):

•	approving any annual business plan or any amendment or modification of the budget for Holdings II and its subsidiaries;

•	incurring indebtedness greater than $50.0 million in any one or series of transactions by Holdings II or its subsidiaries or entering into or consummating any other financing transaction that is not previously approved and provided for in the annual business plan;

•	entering into or consummating any agreements or arrangements involving annual payments by Holdings II or its subsidiaries (including the fair market value of any barter) in excess of $1.0 million, except as provided for in the annual business plan, or any material modification of any such agreements or arrangements;

•	authorizing production of any MFT movie, mini-series or series (greenlighting) with an individual production cost greater than $2.0 million for any MFT movie, $8.0 million for any mini-series or $15.0 million for any episodic series, where such production was not in the budget or where such production does not have at least 100% of the production costs covered by initial license sales at the time production begins, or the termination of any such production provided for in the annual business plan;

•	entering into or consummating any agreements or arrangements (including license fees) by Holdings II or its subsidiaries involving total receipts (including the value of any barter) in excess of $5.0 million, or any material modification of any such agreements or arrangements;

•	declaring, setting aside or paying any redemption of, dividends on, or the making of any other distributions in respect of, any of its common membership units or other equity interests in Holdings II, as the case may be, payable in cash, stock, property or otherwise, or any reorganization or recapitalization or split, combination or reclassification or similar transaction of any of its units, limited liability company interests or capital stock, as the case may be;

•	amending any provision of the Holdings II LLC Agreement to authorize, or to issue, any additional common membership units or classes or units or other equity interests and the designations, preferences and relative, participating or other rights, powers or duties thereof; provided, however, that KRH’s approval shall not be required in connection with: (1) the grant of options or restricted equity awards under any equity option plan or equity incentive plan of Holdings II that was either approved by KRH, or that was adopted prior to any approval rights set forth in this section, in either case, as defined in this section as an ‘‘Approved Plan’’; (2) an amendment that increases the size of an Approved Plan of common membership units or other equity interests available under such plan by no more than 10%; or (3) the issuance of common membership units or other equity interests of Holdings II pursuant to convertible securities or option awards, either approved by KRH or issued prior to any approval rights set forth in this section;

•	hiring or terminating the employment of the chief executive officer, chief financial officer or any executive officer of Holdings II or any subsidiary or the entering into, amendment or termination of any employment, severance, change of control or other contract with any employee who has a written employment agreement with Holdings II or any subsidiary;

•	entering into any agreement with respect to or the taking of any material steps to facilitate a transaction that constitutes a change of control of Holdings II or a proposal for such a transaction;

•	entering into any agreement, or the modification or termination of any agreement, by Holdings II or any of its subsidiaries with, or for the benefit of, any shareholder of the managing member who beneficially owns 5% or more of the common stock of the managing member or any affiliate of such a shareholder;

•	changing the purpose of Holdings II, or the entering into of any materially different line of business or substantially changing the strategic business plan of Holdings II or its subsidiaries, except as contemplated by the annual business plan;

•	leasing (as lessor), licensing (as licensor) or other transfer of assets (including securities) or intellectual property by Holdings II or its subsidiaries: (i) having a fair market value or for consideration exceeding $5.0 million, taken as a whole; or (ii) to which the revenue or the profits attributable exceed $5.0 million, taken as a whole, in any one transaction or series of related transactions, in each case, determined using the most recent quarterly consolidated financial statements of Holdings II;

•	entering into any agreement with respect to or consummating any acquisition by Holdings II or its subsidiaries of any business or assets having a fair market value in excess of $5.0 million taken as a whole, in any one transaction or series of related transactions, whether by purchase and sale, merger, consolidation, restructuring, recapitalization or otherwise;

•	entering into, modifying or terminating any agreement for Holdings II or its subsidiaries to provide any services to any person that requires capital expenditures or payments in excess of $1.0 million in the aggregate;

•	settling claims or suits in which Holdings II (or any of its subsidiaries) is a party for an amount that exceeds the relevant provision in the budget by more than $1.0 million (including any related litigation expenses) or where equitable or injunctive relief is included as part of such settlement or entering into any consent decree or similar binding order with any governmental agency;

•	dissolving of Holdings II or any subsidiary of Holdings II, adopting a plan of liquidation of Holdings II or of any subsidiary or effecting any action by Holdings II or any subsidiary to commence any suit, case, proceeding or other action: (i) under any existing or future law of any jurisdiction relating to bankruptcy, insolvency, reorganization or relief of debtors seeking to have an order for relief entered with respect to Holdings II or any subsidiary, or seeking to adjudicate Holdings II or any subsidiary as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment winding up, liquidation, dissolution, composition or other relief with respect to Holdings II or any subsidiary; or (ii) seeking appointment of a receiver, trustee, custodian or other similar official for Holdings II or any subsidiary, or for all or any material portion of the assets of Holdings II or any of its subsidiaries, or making a general assignment for the benefit of the creditors of Holdings II or any of its subsidiaries; and

•	approving any significant tax matter involving Holdings II and any subsidiary of Holdings II.

Supermajority vote for certain matters

Pursuant to the Holdings II LLC Agreement, so long as KRH beneficially owns at least 30% of issued and outstanding common membership units of Holdings II, approval of at least 75% of the directors of RHI Inc. then in office will be required before RHI Inc., in its capacity as sole manager of Holdings II, may authorize Holdings II to take any of the following actions:

•	except as provided for in the annual business plan, acquire, dispose, lease or license assets by Holdings II or enter into any contract or contracts to do the foregoing, in a single transaction or in two or more transactions (related or unrelated) in any consecutive twelve-month period with an aggregate value (as determined in good faith by the board) exceeding 20% of the fair market value of the business of Holdings II operating as a going concern (as determined in good faith by the board);

•	merge, reorganize, recapitalize, reclassify, consolidate, dissolve, liquidate or enter into a similar transaction;

•	incur any funded indebtedness (including the refinancing of any funded indebtedness) or repay before due any funded indebtedness (other than a working capital revolving line of credit) with a fixed term in either case, in a single transaction or in two or more transactions (related or unrelated) in an aggregate amount in excess of $50.0 million per year;

•	authorize, issue, grant or sell additional Holdings II membership units or rights with respect to membership units other than under approved equity plans;

•	enter into, modify or terminate certain contracts not in the ordinary course of business of the type specified in Item 601(b)(10)(i) of Regulation S-K;

•	except as specifically set forth in the Holdings II LLC Agreement (including, without limitation, with respect to required tax distributions), declare, set aside or pay any redemption of, or dividends with respect to, membership interests, payable in cash, property or otherwise, other than such as are necessary for RHI to pay fees and expenses in the ordinary course; and

•	approve any actions relating to Holdings II that could reasonably be expected to have a material adverse tax effect on KRH.

For purposes of calculating the beneficial ownership of common membership units in Holdings II by KRH with respect to KRH’s special approval rights and the supermajority vote of RHI Inc.’s board of directors for certain matters, the following shall apply: (i) shares of RHI Inc.’s common stock held by KRH or a permitted transferee issued upon an exchange of common membership units in Holdings II will be counted, without duplication, as being common membership units beneficially owned by KRH as if the common membership units in Holdings II had not been exchanged, so long as KRH or a permitted transferee continues to hold such shares of RHI Inc.’s common stock; (ii) shares of RHI Inc.’s common stock held by KRH or a permitted transferee issued as a stock dividend, stock split, recapitalization, anti-dilution adjustment or acquired through a rights offering to shareholders and/or members, to the extent acquired in respect of shares of RHI

Inc.’s common stock described in clause (i) above or this clause (ii) shall be counted, without duplication, as being common membership units in Holdings II beneficially owned by KRH, as if such shares of RHI Inc.’s common stock were received in an exchange and KRH or the permitted transferee held the non-exchanged common membership units; and (iii) common membership units in Holdings II beneficially owned by permitted transferees of KRH will be counted as being beneficially owned by KRH. Permitted transferees include affiliates of KRH and entities that are owned more than 50% by KRH or entities that ultimately control KRH.

Transactions between us and KRH will be approved by our audit committee. Upon completion of this offering, our board will be comprised of four directors, only one of whom will qualify as an independent director. We intend to appoint three additional independent directors to the board within the necessary time period to comply with applicable securities rules and regulations and Nasdaq listing requirements. Certain non-independent director designees of Kelso will participate on the audit committee for no longer than one year from the completion of this offering. Upon completion of this offering, we expect our audit committee to be comprised of Messrs. Goldberg, Loverro and Hudgins, with Mr. Hudgins serving as the audit committee Chairman. Mr. Hudgins will be the only independent director serving on the audit committee upon completion of this offering. We must have a majority of independent directors on the audit committee within 90 days from the completion of this offering, and a fully independent audit committee within one year from the completion of this offering. We will comply with these rules by replacing Messrs. Goldberg and Loverro with independent directors within the required time frame. See ‘‘Management — Board committees — Audit committee.’’

Industry

Industry overview

The global television production industry is comprised of vertically integrated media companies with studio television divisions such as The Walt Disney Company and The British Broadcasting Company, broadcast and cable networks such as CBS and HBO, and independent producers and licensers of television content such as RHI, Echo Bridge Entertainment, and Harpo Productions. Television production companies develop and produce television programs that they license or syndicate to broadcast and cable networks and other content distributors.

Television programming

Prime-time television programming generally consists of half-hour series (usually situation comedies), reality shows, news magazines, hour-length dramatic series and long-form programming. Long-form programming — generally defined as scripted programming more than one hour in length — can be divided into two categories: MFT movies (generally films of two hours in length that are exhibited in their entirety during a single broadcast) and mini-series (generally dramatic programs of three hours or more in length that are often exhibited in two or more parts in multiple broadcasts).

Suppliers of television programming include the production divisions or affiliated companies of the ABC, CBS, NBC, and Fox networks, advertising agencies and independent syndicators. The largest suppliers of network programming, the major media companies, generally concentrate on high production value episodic series. RHI focuses on producing cost-effective long-form television content to fill particular time slots in prime time.

The following describes the various components of television production and distribution:

•	Development: The process by which a television project progresses from a story idea to greenlighting for production. Development involves acquiring the rights for the source material, drafting and revising the script, budgeting and casting key roles.

•	Production: The stage during which a television program is shot and edited. Production involves: the hiring of the crew; rental of equipment; the filming of scenes; and editing the content to create the finished product.

•	Aggregation & distribution: An aggregator, typically a broadcast or cable network, combines different programs to create an overall programming schedule. Advertisers purchase time-slots from aggregators to place advertisements for products and services based upon the demographics of the viewers of the programs that the advertisers are trying to reach. A distributor is the company that delivers finished programming to the viewer through various platforms, including broadcast, cable and satellite television; home video such as DVD; VOD and PPV; and internet downloads such as iTunes.

Program licensing/syndication

Generally, a production or distribution company will license to a broadcast or cable network the right to air a program two to four times over a specific period of time or term for a license fee that recoups a majority of the production cost. The production or distribution company generally retains all other rights to the program and will usually license limited rights to foreign licensees, enabling the company to recoup all, or a portion, of the budgeted production cost. A production order sets forth the principal terms for a license of the product to an initial licensee and specifies the license fee to be paid and the conditions to be met for payment. License fees vary based on factors including, but not limited to, the expected performance of the licensed program and subscriber counts of pay cable services. Production orders are typically contingent on the producer obtaining certain approvals from the initial licensee on key components prior to commencement of principal photography such as script, principal cast and director. The delivery date is typically expressed in terms of periods of time measured from the commencement of principal photography.

After the initial licensing period, the program is available for additional licensing or syndication. Syndication is the process of furnishing programming directly to television stations as opposed to the network system for distribution to its affiliated stations. Syndicators attempt to sell a program to a television station (which may or may not be an affiliate of a network) in every major television market, seeking to achieve an audience as large as the potential network audience. Programming acquired by stations on a syndicated basis is generally acquired for a cash license fee or, in a barter transaction, for a certain amount of commercial advertising time during the program. This advertising time is retained by the syndicator in lieu of its fee. If the syndicator places the program with a group of stations covering a sufficiently large proportion of U.S. households, the syndicator may be able to sell commercial time to advertisers desiring national coverage.

In addition to licensing rights for broadcast and basic cable television, production or distribution companies can structure licensing agreements for purposes of distributing new programming or library titles through other channels including, but not limited to:

•	Pay-per-view: PPV television enables cable and satellite television subscribers to purchase individual programs on a ‘‘per-use’’ basis.

•	Video on demand: VOD enables consumers to view programs at any time, also known as ‘‘on demand’’. VOD, unlike other consumer initiated distribution channels, offers viewers the ability to manipulate (i.e. fast-forward, rewind, etc.) programs that they rent for a finite period, typically up to 24 hours.

•	Domestic pay television: Pay television enables subscribers to view premium channels, such as HBO, Cinemax, Showtime and others, which are offered by cable and satellite network operators for a monthly subscription fee.

•	International pay television: Pay television is also offered internationally by numerous service providers and is typically distributed via cable and satellite network operators for a monthly subscription fee.

•	New media: Emerging media distribution channels such as iTunes where consumers can download programs to their MP3 devices as well as online video outlets where internet users can view and download content and watch streaming video.

Market demand

The demand for original programming is strong and growing. According to Kagan, global television programming revenue from U.S.-produced programming is expected to reach more than $48.2 billion by 2011, representing a 4.4% CAGR from $40.6 billion in 2007. Kagan also anticipates that U.S. basic cable programming spending will grow at a CAGR of 8.1% from 2007 to 2011 and that international demand for U.S.-produced programming is projected to grow at a 5.5% CAGR from 2007 to 2011. Kagan expects similar growth rates to persist through 2016.

Demand for new content stems primarily from the proliferation of networks and new distribution platforms. For example, according to Kagan, the average number of basic cable channels received by U.S. multi-channel subscribers increased 7.3% annually from 49 in 2001 to nearly 75 in 2007 and is projected to increase at a 4.1% CAGR to approximately 88 channels in 2011. Key global growth drivers include:

•	Digital television: Cable operators are introducing new digital tiers and new channels to fill them in response to consumer demand for digital television. According to Veronis Suhler Stevenson, the number of U.S. wired cable digital households will grow at a 15.0% CAGR from 2007 to 2011 and will represent 99.9% of total addressable wired cable households by 2011, up from 57.1% penetration in 2007.

•	Telephone companies entering television distribution: The expansion of telephone companies into the subscription television market in an attempt to curtail the loss of landline telephone subscribers is expected to propel television subscriber growth. Veronis

Suhler Stevenson projects total Regional Bell Operating Company, or RBOC, television subscription spending to grow to $4.4 billion in 2011, a 31.7% CAGR from 2007. As competition over subscriber revenue intensifies, we expect distributors to continue utilizing new channels with differentiated content to attract new customers.

•	Advertising growth: The growing television advertising market is also expected to drive networks to continue creating new channels with differentiated content. Veronis Suhler Stevenson projects U.S. cable, satellite and RBOC television advertising spending to reach $32.5 billion in 2011, an 8.5% CAGR from 2007. The growth in advertising spending is driven by subscriber growth, increased usage of television per viewer and technology to assist advertisers in targeting particular segments. Veronis Suhler Stevenson projects the number of domestic television subscribers to grow from 100.1 million in 2007 to 105.2 million in 2011, and the number of hours per person per year spent watching television to increase from 1,686 in 2007 to 1,742 in 2011. This growth is expected to be driven by increases in cable and satellite television usage. In addition, advances in audience measurement are expected to improve advertisers’ ability to reach their target markets and spur advertising spend.

•	International growth: Demand for film and television content in North America is expected to be complemented by increased capacity and demand for premium content services internationally. Kagan anticipates that international demand for U.S.-produced programming will grow by an average of 5.5% per year from 2007 to 2011.

As the number of other outlets for television product multiplies, demand for television content is expected to expand, and content companies such as RHI are expected to benefit. According to Veronis Suhler Stevenson, DVD revenues in the home video market are expected to climb to $31.2 billion annually by 2011, representing a CAGR of 4.0% from 2007 to 2011. In addition, according to Veronis Suhler Stevenson, the residential wired cable VOD market is projected to grow from less than $1.4 billion in 2007 to $2.5 billion in 2011, representing a CAGR of 16.1%. During the same period, the internet video download market is projected to increase from $353.0 million to $1.8 billion, a 50.9% CAGR.

Business

RHI overview

We develop, produce and distribute new made-for-television movies, mini-series and other television programming worldwide. We are the leading provider of new long-form television content with a 20% market share of domestic MFT movies and mini-series and a 48% market share of domestic mini-series from January 2000 through September 2007, based on research provided by Nielsen. We also selectively produce new episodic series programming for television. In addition to our development, production and distribution of new content, we own an extensive library of existing long-form television content, which we license primarily to broadcast and cable networks worldwide.

Our business is comprised of new film production and the licensing of existing content from our film library. Licensing rights in our film library generate contractual accounts receivable. The contractual accounts receivable reflect license agreements we have entered into with third parties for rights to our film content in future periods. The ability to license our library content in this manner provides us with visibility into long-term library cash flow.

Development and production

Made-for-television movies

Our MFT movie franchise focuses on the production of films with dramatic, suspenseful, or more recently, action/thriller storylines which are generally two broadcast hours in length. With production costs of $1.0 to $2.0 million per broadcast hour, our MFT movies limit our financial risk with their short production cycles and pre-sales which typically recoup the majority of our cost of production. In 2006, our pre-sales exceeded 100% of our MFT movie production costs. In 2007, our pre-sales equaled approximately 84% of our MFT movie production costs. The decline in pre-sales as a percentage of production costs resulted from adoption of a new strategy, under which we reserve certain productions for distribution to new channels such as ION, and platforms such as direct-to-video, VOD and PPV. We intend to use sales from these new distribution channels to offset the decline in pre-sales with a goal of greater overall profitability from our new productions.

MFT movies are ordered by broadcast and cable networks and have become an integral part of the broadcast strategies of these programmers. Networks license the rights to air films that meet the characteristics of the network’s genre and therefore will appeal to their viewers. In 2007, we delivered multiple MFT movies to the Hallmark Channel, Lifetime, the Sci-Fi Channel and Spike TV. In 2008, we have completed development and have begun production for several MFT movies, which have already been licensed to broadcast and cable networks. Film projects which we expect will air prior to the end of 2008 include Depth Charge and Kung Fu Killer on Spike TV and Deadly Suspicion and Grave Misconduct on Lifetime.

Mini-series

Over the past 20 years, we have shaped the mini-series industry with award winning and highly-rated releases like Lonesome Dove, Gulliver’s Travels, Human Trafficking and Mitch Albom’s The Five People You Meet in Heaven. A mini-series is typically four broadcast hours in length and production costs are approximately $2 to $5 million per broadcast hour of content. Typically, mini-series are ordered by broadcast and cable networks on a picture-by-picture basis. In 2006 and 2007, we pre-sold more than 100% of our production costs for mini-series.

Episodic series

In addition to MFT movies and mini-series, we selectively produce episodic series programming for television if pre-ordered by our customers. The initial order for a television series is typically 13 episodes and a customer will generally increase its initial order to 22 episodes if the series is generating high ratings for such customer. We do not undertake production of a series unless a portion of the production costs are covered by the initial network’s license fee.

Long-form television library

With over 1,000 titles and 3,500 hours of programming, our library is an important source of contractual cash flow, profitability and growth for our business. Our film library is enhanced each year with the addition of new MFT movies, mini-series and other television programming as their initial licenses expire. These new productions add value to the film library and ensure that it remains current. We believe that the talent and recognizability of the actors and actresses starring in our productions, along with the subject matter, result in our library having a long shelf life. Classic MFT movies and mini-series such as Cleopatra, Alice In Wonderland, Call of the Wild, Dinotopia, Arabian Nights, Merlin, The Odyssey and The Lion in Winter are examples of our library content which have been repeatedly licensed to our customers over the last several years.

Company strengths

Clear market leader   —   Based on research provided by Nielsen, from January 2000 through September 2007, we were the domestic market leader in the original MFT movie and mini-series market, with a share of approximately 20%, more than twice that of our nearest competitor, as measured by volume of new titles. In the domestic mini-series market, we led with a share of 48% during that same period. We believe that our market position and our reputation for quality and consistency have established strong customer loyalty, allowing us to pre-sell our content domestically and internationally.

Top 10 primary distributors by market share data for mini-series and MFT movies (1)

January 1, 2000 through September 30, 2007	Mini-series and MFT Movies Volume
Primary distributor	Number	Market Share
RHI Entertainment	272	20%
Disney/ABC International Television	134	10
CBS Paramount International Television	116	9
NBC Universal International Television Distribution	78	6
Warner Bros. International Television Distribution	67	5
Sony Pictures Television International	66	5
Lifetime Television	62	5
Twentieth Century Fox Television	34	3
Lionsgate	30	2
A & E International	28	2
(1)	Based on research provided by Nielsen.

Proven production model   —   We have a business model that generates contractual sales for our new productions in advance of their delivery and provides visibility into long-term cash flows from the licensing of rights to content in our film library. The unique characteristics of our production model include:

•	adhering to our practice of commencing production when we have a firm order from an initial licensee;

•	collecting a significant portion of this contracted cash during the production cycle and prior to delivery of our content; and

•	contracting with additional customers to license or pre-sell rights which account for a majority of our production costs prior to delivery of our content.

Long-term contracted library cash flows — We believe that we have one of the largest film libraries of its kind, with more than 1,000 titles, and over 3,500 broadcast hours, of long-form television programming. Our library is an important source of contractual cash flow, profitability and growth for our business. Since film library sales have low incremental costs, we benefit from high free cash flow margins on library sales, providing us with significant operating leverage.

As of December 31, 2007, we had $314.3 million of future cash flows under contract from the licensing of content in our library, which represents 24% more than we had at December 31, 2006.

Expanding customer base   —   We expect to generate revenue and operating profit growth through an expanding customer base driven by the proliferation of worldwide cable networks and an increasing domestic and international demand for our library product. We have long served a customer base that includes a variety of domestic broadcast and cable networks, such as ABC, CBS, the Hallmark Channel, Lifetime, NBC and USA Network, as well as large international broadcasters, including Antena-3 in Spain, M6 and TF1 in France, PROSIEBEN-SAT1 in Germany, Seven Network in Australia and Sky in the United Kingdom and Ireland. With the emergence of new content demand from cable networks, we have been able to grow our customer base to include networks such as ION, the Sci-Fi Channel and Spike TV.

Leading content provider   —   In nine of the last 13 seasons, we have developed and distributed either the highest-rated U.S. broadcast MFT movie or the highest-rated U.S. broadcast mini-series episode. The popularity of our programming is evidenced by our distribution of six of the ten highest-rated mini-series episodes, including each of the top three episodes, during the 2005/2006 season, based on research provided by Nielsen. More recently, the December 2007 premiere of Tin Man was the most watched program in the history of the Sci-Fi Channel based on research provided by Nielsen. Our productions have won 104 Emmy® Awards, 15 Golden Globes Awards and eight Peabody Awards.

Highly experienced management team — Our senior management team has on average over 20 years of industry experience. The team has a history of delivering quality programming on time and within budget. Under Robert Halmi, Jr.’s leadership, we have developed, produced and distributed more than 2,500 broadcast hours of television programming and our content has received numerous Emmy® Awards and other television awards. Our management is responsible for our development of valuable production and distribution partnerships and our strong relationships with talent.

Company strategy

We intend to take advantage of our proven production model and our leading position in the long-form television industry in order to grow the company. Key elements of our strategy include:

Capture growth opportunities in the worldwide television market   —   As the number of cable channels and other outlets for television programming multiply, demand for high quality long-form television programming such as ours will increase. We will continue to develop, produce, own and distribute our new content and actively license our expanding library on a worldwide basis.

Adapt our product to meet the demands of a diverse customer base — As the distribution channels we serve expand and diversify, we intend to continue to broaden and diversify the type of film content we distribute. For example, we have recently developed and distributed a number of action/thriller MFT movies for the Sci-Fi Channel and Spike TV. This new genre of product for us is in demand in our existing worldwide distribution pipelines of broadcast and cable and also in emerging distribution areas for us, such as direct-to-video, VOD and PPV. Further, these movies expand and broaden the composition of our film library.

Target new distribution platforms — As new distribution platforms emerge and grow, we believe that we are extremely well positioned to benefit from this increasing demand for content. We see significant potential in various fast-growing markets, including direct-to-video, VOD and PPV. We have signed contracts with Genius Products for DVD distribution, Apple for iTunes video online distribution and ION to provide programming for its primetime weekend schedule. We will generate licensing revenue from the sale of the associated advertising time and share the proceeds with ION. In April 2007, we became the first producer to premier MFT movies nationally to VOD customers in Time Warner digital cable homes and, in July 2007, we began distributing VOD content to Cablevision. We believe our ability to create incremental licensing opportunities for VOD and PPV around our traditional licenses with broadcast and cable networks increases the value of our film content and enhances the value of our library. We intend to take advantage of viable alternative distribution outlets as they emerge.

A recent example of an emerging distribution platform for us is our agreement with ION. On June 29, 2007, we became the exclusive programmer and provider of content for ION’s primetime weekend schedule. This arrangement is expected to enable us to more efficiently utilize our programming, offering shorter exploitation periods, and enhance our revenue by providing direct access to advertisers. The term of our agreement with ION is two years with options to extend for two successive one year periods. Under our agreement, we are providing 12 hours of programming per week to ION utilizing our MFT movies, mini-series and other television programming from our library as well as new productions. In exchange for the license rights to our programming, We receive the revenue from the sale of all but two minutes of advertising inventory per broadcast hour during which our programming airs. We share equally in the revenue generated from our advertising sales with ION after we recoup certain costs and expenses, including the ION guarantee payments.

Exploit our growing library — Our library is an important source of contractual cash flow, profitability and growth for our business and is enhanced each year with the addition of our new MFT movies, mini-series and other television programming. With the acquisition of the Crown Media library in late 2006, we more than doubled the number of titles in our library. Our library now has more than 1,000 MFT movies, mini-series and other television programs, accounting for over 3,500 broadcast hours of long-form television programming.

We expect to achieve growth through the licensing and re-licensing of existing and new content to broadcast and cable networks. Our cost to produce new content is generally recouped by the end of its initial licensing term of three to seven years, making each additional license agreement for this content an opportunity to generate cash flows with nominal incremental expenditures.

A significant portion of the content in our film library is under license at any given time. We monitor the licensing availability of all of our film content, and through the efforts of our sales organization, maximize the licensing of this film product. As we continue to grow our long-form television library with the annual additions of new content, we expect our library to drive an increasing amount of our annual revenue, resulting in significant cash flow and profit margin growth.

The production, marketing and distribution of our films

Project development

Our production process begins in project development, which requires relatively low expenditures to acquire the rights and commission new scripts for potential films. Projects are developed in-house or are commissioned by broadcast and cable networks. A portion of development we undertake each year (typically MFT movies) is commissioned and paid for by broadcast and cable networks. As part of this process, we work with both our internal staff and outside parties to develop a script and formulate a budget for the film.

For the development of some mini-series, and those projects not commissioned by networks, we have a small internal staff that reviews scripts and sources project ideas. Once the management team has targeted projects to further develop, produce and distribute, a pre-sale process is initiated to determine the interest of the potential licensee and the feasibility of bringing the project to fruition. Broadcast and cable networks are approached based on the subject matter and genre of a film, with the intention of maximizing audience appeal.

Prior to beginning full production, senior management reviews and approves all projects to determine economic viability (in a process called greenlighting). During greenlighting sessions, we review all key aspects of a film project including total production budget as compared to the aggregate fees expected from initial license contracts or expected foreign license distribution, production incentives and subsidies, and ancillary distribution opportunities such as VOD or home video sales.

Licensing

The first step in the pre-sale process is negotiating an initial license with broadcast or cable networks. We target an initial license fee equal to approximately 30% to 60% of the production cost associated with the project, which a network pays to acquire the right to air our content for a defined period of time. This period generally ends after a specific number of telecasts, but not later than three to seven years (depending on the type of content) after delivery. During the defined period, the specific licensee has the exclusive right to air the programming in a certain geographic area. Our practice is to not begin production of a MFT movie or mini-series without securing an initial license agreement. Most of our existing license agreements are not tied to ratings performance when aired, nor is there a penalty if ratings for a particular project do not meet expectations.

The exhibition rights licensed to a domestic licensee are generally limited to the United States. We usually are able to simultaneously license the same programming to international broadcast and cable networks. We have long-term relationships with broadcast and cable networks and distributors in many countries including the United Kingdom, Germany, Spain, France, Italy and Australia. Due to our long history of delivering content that satisfies international market demand, many of our international customers commit to licensing all or part of our annual production slate of MFT movies and mini-series prior to production. Fees from these foreign licensing arrangements, together with domestic license fees, generally equal or exceed the costs associated with these productions. Foreign licensees acquire the exclusive right to air our content for typically two to six years within their specific country of operation. Generally, we will not begin production of a MFT movie, mini-series or other television programming unless a significant number of these foreign license agreements are secured or are in negotiation.

The licensing process does not end when we secure the initial domestic and foreign licenses. If the initial domestic licensee is a broadcast network, we will also negotiate an exclusive subsequent license with a cable network. Broadcast and cable networks also license from us the second and third cycles of our film content. Internationally, we will often license successive second and third cycles of our film product. Similarly, we have begun to license our content to various distribution platforms such as direct-to-video, VOD and PPV. In some instances, we will be able to license our content to these emerging platforms and receive associated advertising revenue in addition to traditional broadcast and cable network license fees.

Production

When the initial license agreement is secured, the production process begins. Although we have key employees who evaluate certain aspects of a project, we rely on third party production companies to produce many of our MFT movies, mini-series and other television programming. These third parties are responsible for hiring key talent, including actors, directors, writers and film production crews. In consultation with our senior management team, these third party production companies also determine the location of filming, finalize the production budget and schedule.

Levinson Productions provides the largest amount of our outside production services. Levinson Productions was responsible for the day-to-day production of more than 50% of our 2007 film slate, and is expected to be responsible for 20% to 30% of our 2008 film slate. The ability to contract with a single production facility to produce a significant percentage of our movies provides us with an important cost advantage. We are able to keep film crews and equipment fully utilized and in so doing achieve economies of scale that result in lower production costs. In addition to Levinson, we also contract with other production service companies, primarily in foreign markets. Filming in foreign markets often provides us with favorable production subsidies.

MFT movies are generally filmed in 30 to 60 days, while mini-series have a production timeline of approximately 60 to 90 days. All programming is filmed using either 35 millimeter or high definition cameras, enabling easy adoption to various distribution platforms. During production, we carefully monitor all aspects of the project’s progress, including pre-sales, production incentives and subsidies, actual receipt of license fees, and other components of production that affect overall cash flow. As to our new productions, we collect the initial license fee in installments paid over the course of the production such that generally over 90% of the total initial license fee is collected upon or prior to the delivery of the program.

Upon completion of filming, the core visuals and dialogue are in place and post-production commences. Post-production can include scene editing, addition of special effects and sound effects, and addition of a musical score. A final version of the project is then delivered to the initial licensee. The initial licensee may then air the film at will, in accordance with its licensing agreement. Further, the film is simultaneously delivered to our foreign licensees.

Production incentives and subsidies

Production incentives and subsidies for film productions are widely used throughout the television industry and are important in helping to offset production costs. Many foreign countries, the United States and individual states have programs designed to attract production. Canada is a notable example. Production incentives and subsidies are used to reduce production costs and such incentives take different forms, including direct government rebates, sale and leaseback transactions or transferable tax credits. We have benefited from these incentives and subsidies in Canada as well as in Germany, the United Kingdom, Ireland, Hungary, South Africa, Australia, New Zealand and the United States. In many cases, co-production treaties between countries allow us to receive production incentives and subsidies from more than one country with respect to a single production.

Generally, incentive structures in lease form, which are most frequently used, have a term ranging from approximately eight to 25 years. Local investors will purchase rights in our films, and financing structures are set up such that these investors bear the risk of the tax benefit not being realized. If the incentives are in lease form, all of our fixed payment obligations are secured by cash deposits. Under these lease agreements, we may be required to pay fixed payments as well as contingent payments based on the profitability of the film. Although cash deposits established at the closing of a lease secure all of our fixed payment obligations under such a lease, there is no cash deposit for contingent payments. In addition, although we enjoy unfettered distribution rights for long distribution terms under such leases, the copyright ownership is transferred to and resides with the lessor during the lease term subject to certain provisions which take effect at the end of the lease term and allow us to repurchase the copyright. Our right to repurchase the copyright pursuant to these provisions may, in rare cases, result in additional payments having to be made by us at the end of the lease term. See ‘‘Risk factors — We have accessed a variety of film production incentives and subsidies offered by foreign countries and the United States which reduce our production costs. If these incentives and subsidies become less accessible to us or our production partners, or if they are eliminated, modified, denied or revoked for any reason, our production costs could substantially increase.’’

Talent

Over the years, we have been able to attract a highly talented and diverse group of actors and actresses to star in our MFT movies, mini-series and other television programming. Our programming has included such actors as Jon Voight, Robert Duvall, Glenn Close and the late Gregory Peck. Recently, as we have produced a more diversified genre of content, we have been able to attract actors such as Katherine Heigl, Mira Sorvino and Wentworth Miller. We expect to continue engaging well-known talented actors and actresses to star in our productions without compromising our production costs and operating budget.

Sales and distribution

Our sales force continuously makes presentations to broadcast and cable networks worldwide in order to generate orders for both our new productions and existing content from our film library. Our content is licensed on either an individual or multi-picture basis, depending on the needs of the distribution platform. Recent sales have included several multi-film agreements for licensing of new content. The majority of our new productions automatically qualify for inclusion in several of our existing international distribution agreements with European broadcast and cable networks, providing secured foreign market distribution.

Often, the library content is licensed in thematic ways. For example, we may license multiple films of a similar genre, such as westerns, action/thrillers or dramas. Presenting the content in this manner allows broadcasters to see the diversity of our film library as well as purchase a larger amount of content at one time. Biannually, we attend large sales conferences in Cannes, France. These conferences bring together buyers and sellers from around the world. We produce various marketing and sales materials for these events and host numerous meetings with prospective clients. Our worldwide sales organization has offices in the United States, the United Kingdom and Australia.

In addition to the sales efforts noted above, we are also beginning to market and promote the RHI brand directly to the consumer. As we have broadened the scope of our business during the past 12 to 24 months, we have continued to focus on consistent branding messages around the RHI brand such as the ‘‘RHI MOVIE WEEKEND.’’ Our various new media branding efforts include VOD, PPV and DVD distribution.

Customers

Our customers include a variety of domestic broadcast and cable networks, such as ABC, CBS, the Hallmark Channel, Lifetime, NBC, the Sci-Fi Channel, Spike TV and USA Network, as well as large international broadcasters, including Antena-3, M6, PROSIEBEN-SAT1, Seven Network, Sky and TF1. In addition, our on-going new production and extensive library provide us with the ability to exploit new business opportunities beyond our traditional distribution channels. These opportunities include: increased international distribution; cable syndication and network programming (ION); direct-to-video; VOD; and PPV; iTunes; mobile devices and online applications. One recent example of a new business opportunity is our agreement with ION to provide programming for its primetime weekend schedule. We will share the proceeds from the sale of the associated advertising time with ION.

Seasonality

Our revenue and operating results are seasonal in nature. A significant portion of the films that we develop, produce and distribute are delivered to the broadcast and cable networks in the second half of each year. Typically, programming for a particular year is ordered either late in the preceding year or in the early portion of the current year. Planning and production takes place during the spring and summer and completed film projects are generally delivered in the third and fourth quarters of each year. As a result, our first and second quarters typically have less revenue than the other quarters of a given year. Importantly, the results of one quarter are not necessarily indicative of results for the next or any future quarter.

The table below illustrates the seasonal nature of our business:

Intellectual property

Our most valuable assets are our intellectual property and other legal rights in our film library, including our copyright ownership and interests therein. We currently conduct an active program to maintain and protect our intellectual property and other legal rights in the United States and abroad including the timely registration and recordation of our copyright interests with the United States Copyright Office and our trademarks with the United States Patent and Trademark Office. Copyright laws of the United States and most other countries provide substantial civil and criminal penalties for unauthorized duplication and exhibition of our films. We plan to take appropriate and reasonable measures to secure, protect and maintain copyright protection for all of our pictures under the laws of the applicable jurisdictions.

Many foreign countries are signatories to the Berne Convention, and we, therefore, expect that our intellectual property rights are protectable in those countries. However, certain other foreign countries do not have laws which protect United States holders of intellectual property rights equivalent to the laws of the United States, and, therefore, our rights may be difficult to enforce, or may be unenforceable in those countries.

Competition

The developing, producing and distributing of MFT movies, mini-series and other television programming is a highly competitive business. The most important competitive factors include quality, subject matter and timeliness of delivery. Our primary competitors in MFT movie content include Disney/ABC International Television, CBS Paramount International Television, Sony Pictures Television International and Warner Brothers International Television Distribution. Similarly, there are numerous companies that develop, produce and distribute mini-series content. They are, among others, A&E International, CBS Paramount International Television, HBO, NBC Universal International Television Distribution, Warner Brothers International Distribution and Disney/ABC International Television.

Employees

As of March 31, 2008, we had 92 full-time employees with 83 employed in the United States, seven in the United Kingdom and two in Australia. In addition, we have numerous independent contractors and consultants in creative, marketing and production areas.

Properties

We are headquartered in New York City, with offices in Kansas City, Los Angeles, London and Sydney.

Location	Business use	Owned/Leased
New York, NY	Corporate headquarters	Leased
Kansas City, MO	Corporate office	Leased
Los Angeles, CA	Vault for film library	Leased
Los Angeles, CA	Sales and distribution	Leased
London, UK	Sales and distribution	Leased
Sydney, AUS	Sales and distribution	Leased

Legal proceedings

From time to time we are involved in legal proceedings arising in the ordinary course of our business. We believe that we have adequately reserved for these liabilities and that there is no litigation pending that would have a material adverse effect on our results of operations or financial condition.

In July 2007, a lawsuit was filed in the United States District Court for the Northern District of Illinois against Crown Media and William Aliber, in his individual capacity, as the former Chief Financial Officer of Crown Media. The plaintiff alleges that he relied to his detriment on allegedly false and misleading statements by the defendants regarding the possible sale of Crown Media. Crown Media announced that it was exploring strategic alternatives, including a possible sale in August 2005. In April 2006, Crown Media announced the termination of an extensive review of strategic alternatives including a possible sale. Plaintiff alleges claims under Section 10(b) of the Securities Exchange Act (and Rule 10b-5), the Illinois Consumer Fraud Act and common law fraud. The complaint seeks compensatory damages of approximately $2.0 million plus interest and $6.0 million in punitive damages. A motion to dismiss was filed on October 1, 2007 and was granted in part. We expect Crown Media and Mr. Aliber to vigorously defend against the remaining claims.

Management

Executive officers and directors

Set forth below is certain information with respect to RHI Inc.’s executive officers, directors and director nominees as of March 31, 2008. Prior to the completion of this offering, we intend to appoint one independent director to the board of directors and an additional three independent directors within the necessary time period to comply with applicable securities rules and regulations and Nasdaq listing requirements.

Name	Age	Position
Robert A. Halmi, Jr.	51	President, Chief Executive Officer and Chairman of the Board
Peter N. von Gal	50	Chief Operating Officer
William J. Aliber	46	Chief Financial Officer
Joel E. Denton	45	President, Production and Distribution
Henry S. Hoberman	47	Executive Vice President, General Counsel and Secretary
Michael B. Goldberg	61	Director
Frank J. Loverro	39	Director
Thomas M. Hudgins*	69	Independent Director
* Expected to be appointed to the board upon completion of the offering.

Robert A. Halmi, Jr.    Emmy® Award winner Robert Halmi, Jr. currently serves as our President, Chief Executive Officer and Chairman of the Board. His career as a film producer began in 1980 with Wilson’s Reward, which garnered numerous accolades, including a gold medal at the Houston Film Festival. To date, he has produced over 100 movies and mini-series for television, including Dinotopia, Arabian Nights, Farscape: The Peacekeeper Wars, The Reading Room, Cleopatra, Alice in Wonderland, The Baby Dance and Lonesome Dove, which earned six Emmy® Awards and a Golden Globe for best mini-series. In 1992, Mr. Halmi, Jr. became President of RHI Entertainment, Inc., a publicly traded entertainment company founded by his father, Robert Halmi, Sr. In 1994, RHI was acquired by Hallmark Cards and Mr. Halmi, Jr. became President, Chief Executive Officer and a director of Hallmark Entertainment. During his tenure at Hallmark Entertainment, Mr. Halmi, Jr. also served as non-executive chairman of Crown Media, from May 2000 until the end of 2004. He continued his role as President and Chief Executive Officer of Hallmark Entertainment until January 2006, when he, along with members of senior management and affiliates of Kelso, acquired the company and re-launched it as RHI Entertainment, LLC. Mr. Halmi, Jr. received a Bachelor of Arts degree from Syracuse University.

Peter N. von Gal.    Peter von Gal joined Hallmark Entertainment in 1994 and has served as our Chief Operating Officer since 1996. Prior to joining Hallmark Entertainment, he was Vice President-Director of Sales & Marketing at the Univision Television Network from 1988 to 1994. Mr. von Gal received a Bachelor of Science degree in Economics and Business Administration from Wagner College.

William J. Aliber.    William Aliber has served as our Chief Financial Officer since he joined our company in 2006. Prior to his tenure at RHI Inc., Mr. Aliber served as Executive Vice President and Chief Financial Officer of Crown Media since May 2000. Before his employment at Crown Media, Mr. Aliber was Executive Vice President and Chief Financial Officer of Crown Media International and Vice President and Chief Financial Officer of Hallmark Entertainment. Mr. Aliber also served as Director of Corporate Finance for Hallmark Cards from 1995-1996. Mr. Aliber holds a Masters of Business Administration degree from the University of Chicago and a Bachelor of Arts degree from Brown University.

Joel E. Denton.    Joel Denton joined Hallmark Entertainment in 1995 and has served as our President of Production and Distribution since 2002. Prior to joining Hallmark Entertainment, Mr. Denton spent five years at ITEL, a joint venture between Time Warner, Inc. and MAI (now United News and Media plc). Mr. Denton received a Bachelor of Arts degree from Warwick University.

Henry S. Hoberman.    Henry S. Hoberman joined RHI Entertainment, Inc. in February 2008 as Executive Vice President and General Counsel. Prior to joining RHI Inc., he was Senior Vice President at ABC, Inc./The Walt Disney Company, serving in various positions of increasing responsibility from 1998 to 2008. He was a Partner in the Media and Communications Group of Baker & Hostetler LLP from 1992 to 1998 and an Assistant United States Attorney for the District of Columbia from 1989 to 1992. Mr. Hoberman holds a Juris Doctorate from University of Pennsylvania Law School and a Bachelor of Arts degree in English Literature from the University of Pennsylvania.

Michael B. Goldberg.    Michael B. Goldberg has served as director of RHI Inc. since August 24, 2007. He joined Kelso in 1991 as a Managing Director. Prior to joining Kelso, he spent two years as a Managing Director and co-head of the mergers and acquisitions department at The First Boston Corporation. From 1977 to 1988, Mr. Goldberg practiced corporate law in the mergers and acquisitions group of Skadden, Arps, Slate, Meagher & Flom. He was an associate at Cravath, Swaine & Moore from 1972 to 1977. Mr. Goldberg received a Bachelor of Science degree in Business Administration (Finance) with high honors from the University of Florida and a Juris Doctorate from the University of Virginia, where he was a member of the Order of the Coif and the Law Review. Mr. Goldberg is currently a director of Buckeye GP LLC and Hilite International, Inc.

Frank J. Loverro.    Frank J. Loverro has served as director of RHI, Inc. since August 24, 2007. He joined Kelso in 1993 and is currently a Managing Director. Prior to joining Kelso, he worked in private equity investing at the Clipper Group. Mr. Loverro started his career in the High Yield Finance Group at Credit Suisse First Boston, where he focused on debt and equity financing alternatives for leveraged companies. Mr. Loverro received a Bachelor of Arts degree with distinction in Economics from the University of Virginia. Mr. Loverro is currently a director of MainLine Management LLC.

Thomas M. Hudgins.    We expect to appoint Mr. Hudgins to our board of directors upon completion of this offering. Mr. Hudgins retired from Ernst & Young in 2002 after a thirty-five year career with the accounting firm. As one of Ernst & Young’s partners, Mr. Hudgins served multi-national client companies and held numerous management positions at the firm. From 1993 to 1998, he served as office managing partner of Ernst & Young’s New York office. Mr. Hudgins also was a member of Ernst & Young’s international executive committee for its global financial services practice. Mr. Hudgins served on the Aurora Foods, Inc.’s board from 2003 to 2004 and is currently a member of the board for Foamex International Inc., a publicly listed company. Mr. Hudgins also serves on Foamex’s audit committee.

Board composition following this offering

RHI Inc.’s bylaws will authorize seven directors to serve on our board of directors. The directors will be divided into three classes, designated as Class I, Class II and Class III. Class I will have three members, Class II will have two members and Class III will have two members. The members of each class shall serve for a staggered three-year term, except that Class I directors in their initial term will serve for one year and the Class II directors in their initial term will serve for two years. Each director will be elected to serve until the election of the director’s successor at an annual meeting of stockholders for the election of directors for the year in which the director’s term expires or at a special meeting called for that purpose. Upon completion of this offering, we expect to have four directors serving on our board of directors with an additional three directors to be appointed after the completion of this offering.

Pursuant to a director designation agreement, so long as KRH owns at least 5% of Holdings II’s issued and outstanding common membership units, KRH will have the right to designate designees to our board of directors who will be voted upon by our stockholders. Initially, KRH will have the right to designate four director designees to RHI Inc.’s seven-member board of directors who will then be voted upon and possibly elected by our shareholders, one of which must be independent pursuant to applicable securities rules and regulations and Nasdaq listing requirements. If KRH’s ownership of the outstanding common membership units in Holdings II falls below 30% (but remains at or above 20%), then KRH will have the right to designate three designees to our board of directors. If KRH’s ownership of the outstanding common membership units in Holdings II falls below 20% (but remains at or above 10%), then KRH will have the right to designate two designees to our board of directors. If KRH’s ownership of the outstanding common membership units in Holdings II falls below 10% (but remains at or above 5%), then KRH will have the right to designate one designee to our board of directors. If KRH’s ownership of the outstanding common membership units in Holdings II falls below 5%, then KRH will not have the right to designate any designees to our board of directors. If, at any time, KRH’s right to designate directors falls below four, KRH will not be required to designate any independent directors to our board of directors.

In the event that the board of directors of RHI Inc. is increased in size and if KRH owns at least 30% of the outstanding common membership units of Holdings II, then KRH will have the right to designate a number of director designees to our board of directors that constitute at least a majority of the board of directors and, if KRH owns less than 30%, but at least 5%, of the outstanding common membership units of Holdings II, KRH will be entitled to nominate a comparable percentage of directors to our board of directors based on the seven member composition of our board. See ‘‘Relationships and certain related transactions — Transactions with KRH — Director designation agreement.’’

Upon completion of this offering, we expect that our board of directors will consist of Messrs. Halmi Jr., Goldberg, Loverro and Hudgins. All four of the directors will be KRH’s designees pursuant to the director designation agreement. Mr. Loverro will serve on Class I of the board. Mr. Hudgins will serve on Class II of the board. Messrs. Halmi, Jr. and Goldberg will serve on Class III of the board. Applicable securities rules and regulations and Nasdaq listing requirements require that the majority of our board of directors must be independent within one year from the completion of this offering. Following this offering, and within one-year, we expect to nominate and elect three independent directors in compliance with such rules. These three independent directors will not be director designees of KRH.

Board committees

Upon completion of this offering, our board of directors will have an audit committee, compensation committee and a nominating committee. The board of directors also will establish such other committees as it deems appropriate, in accordance with applicable law and our certificate of incorporation and bylaws.

Audit committee

We expect the members of our audit committee following this offering will be Messrs. Goldberg, Loverro and Hudgins with Mr. Hudgins serving as the audit committee’s chairman. Our board has determined that Mr. Hudgins qualifies as an ‘‘audit committee financial expert’’ and an independent director in accordance with applicable securities rules and regulations and Nasdaq listing requirements. We must have a majority of independent directors on the audit committee within 90 days from the completion of this offering, and a fully independent audit committee within one year from the completion of this offering. We intend to comply with these rules by replacing Messrs. Goldberg and Loverro with independent directors within the required time frame. The audit committee will assist our board of directors in monitoring the integrity of the financial statements; the independent auditors’ qualifications, independence and performance; the performance of our company’s internal audit function; reviewing and monitoring all related transactions; and compliance by our company with certain legal and regulatory requirements.

Compensation committee

Currently, we have a compensation committee comprised of Messrs. Goldberg and Loverro. We expect the members of our compensation committee following this offering will be Messrs. Goldberg, Loverro and Hudgins. Our board has determined that Mr. Hudgins qualifies as an independent director in accordance with applicable securities rules and regulations and Nasdaq listing requirements. We must have a majority of independent directors on the compensation committee within 90 days from the completion of this offering, and a fully independent compensation committee within one year from the completion of this offering. We intend to comply with these rules by replacing Messrs. Goldberg and Loverro with independent directors within the required time frame. The compensation committee will oversee the compensation plans, policies and programs of our company and will have full authority to determine and approve the compensation of our chief executive officer, as well as to make recommendations with respect to compensation of our other executive officers. The compensation committee also will be responsible for producing an annual report on executive compensation for inclusion in our proxy statement.

Nominating committee

We expect the members of our nominating committee following this offering will be Messrs. Goldberg, Loverro and Hudgins. Our board has determined that Mr. Hudgins qualifies as an independent director in accordance with applicable securities rules and regulations and Nasdaq listing requirements. We must have a majority of independent directors on the nominating committee within 90 days from the completion of this offering, and a fully independent nominating committee within one year from the completion of this offering. We intend to comply with these rules by replacing Messrs. Goldberg and Loverro with independent directors within the required time frame.

Other than the four director designees of KRH, the nominating committee will identify qualified individuals and recommend to our board of directors such nominees for each annual meeting of stockholders. It will review the qualifications and independence of the members of our board of directors and its various committees on a regular basis and make any recommendations the committee members may deem appropriate from time to time concerning any changes in the composition of our board of directors and its committees. The nominating committee will also recommend to our board of directors the corporate governance guidelines and standards regarding the independence of outside directors applicable to our company. The nominating committee will also review such guidelines and standards and the provisions of the nominating committee charter on a regular basis to confirm that such guidelines, standards and charter remain consistent with sound corporate governance practices and with any legal, regulatory or Nasdaq requirements. In addition, the nominating committee will monitor our board of directors and our company’s compliance with any commitments made to regulators or otherwise regarding changes in corporate governance practices and will lead our board of directors in its annual review of our board of directors’ performance.

Compensation committee interlocks and insider participation

We do not anticipate any interlocking relationships between any members of our compensation committee or our nominating and corporate governance committee and any of our executive officers that would require disclosure under the applicable rules promulgated under the U.S. federal securities laws.

Limitation of liability and indemnification of directors and officers

As permitted by the DGCL, we have adopted provisions in our certificate of incorporation that limit or eliminate the personal liability of our directors and officers to the fullest extent permitted by applicable law. The duty of care generally requires that, when acting on behalf of the corporation, directors and officers exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director or officer will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability for:

•	any breach of the person’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the person derived an improper personal benefit.

These limitations of liability do not generally affect the availability of equitable remedies such as injunctive relief or rescission.

As permitted by the DGCL, our certificate of incorporation and bylaws provide that:

•	we will indemnify our current and former directors and officers and anyone who is or was serving at our request as the director, officer, employee or agent of another entity, and may indemnify our current or former employees and other agents, to the fullest extent permitted by the DGCL, subject to limited exceptions; and

•	we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

We currently maintain liability insurance for our directors and officers.

Our certificate of incorporation requires us to advance expenses to our directors and officers in connection with a legal proceeding, subject to receiving an undertaking from such director or officer to repay advanced amounts if it is determined he or she is not entitled to indemnification. Our bylaws provide that we may advance expenses to our employees and other agents, upon such terms and conditions, if any, as we deem appropriate.

The Holdings II LLC Agreement will provide that Holdings II indemnify managers, members and officers against liabilities that arise in connection with the business of Holdings II and any activities of any managers, members and officers involving actions taken on behalf of Holdings II, provided that the indemnification will not apply to acts of gross negligence or willful misconduct or a breach of any agreement between the indemnitee and us.

The Holdings II LLC Agreement will also provide that, while no member may have other business interests that compete with Holdings II, any affiliate of a member or stockholder of RHI Inc. may have other business interests and may engage in any other businesses of any kind, including businesses that compete with our business and purpose.

Currently, to our knowledge, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons under the foregoing provisions or otherwise, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Code of ethics

Our board of directors has adopted a code of ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. The code addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on insider information and reporting of violations of the code.

Compensation discussion and analysis

Compensation philosophy

The objective of our executive compensation program is to advance our equity holders’ interests by attracting, motivating and retaining executives of the highest caliber and by aligning our executives’ interests with those of our equity holders. Our program is designed to reward performance and dedication, and to hold executives accountable for individual and company wide results.

The compensation of our executives will be determined by our compensation committee. Upon completion of this offering, our compensation committee will be comprised of three directors, only one of which will be deemed independent pursuant to applicable securities rules and regulations and Nasdaq listing requirements. Within one year, we expect to replace the two non-independent directors with independent directors as required by applicable securities rules and regulations and Nasdaq listing requirements. See ‘‘Management — Board committees — Compensation committee.’’

The Board participates in regular reviews of our business operations, priorities and strategies. Those reviews are presented by our executive officers. This review process gives the committee members frequent interaction with and open access to executive officers, and provides many opportunities to ask questions and assess executive performance. Our chief executive officer is invited to attend most meetings of the compensation committee and to offer recommendations on the compensation of other executives, but he does not vote in the committee’s determinations.

We do not have a strict policy for allocating between either long-term and currently paid out compensation or cash and non-cash compensation. We strive to create an appropriate mix of compensation that rewards and motivates yearly and long-term performance by making the elements of compensation payable bi-weekly (salary), annually (annual performance bonuses) and over many years (equity awards with long-term vesting schedules). We feel that no single element achieves our compensation objectives, and that no single mix of the elements would be optimal for all of the named executive officers, as defined in Regulation S-K section 402(a)(3), as a group. Allocations are thus made on a case-by-case basis.

In principle, we believe that:

•	annual base salaries should be competitive with the marketplace;

•	the combination of variable annual compensation and long-term incentive compensation should stress the achievement of short-term and long-term performance objectives and should provide the opportunity to earn more than the marketplace average for above average performance;

•	long-term incentive compensation opportunities should be targeted at levels that are competitive with the marketplace; and

•	equity ownership by the members of our executive management team should be encouraged in order to align the short-term and long-term interests of our executive officers with those of the holders of our equity.

Elements of executive compensation

Our executive compensation program consists of the following key elements: annual base salary, an annual bonus, and long-term equity-based awards, as well as certain perquisites and other benefits, including employer contributions to tax-qualified defined contribution retirement plans.

We believe that this approach best serves our interests and the interests of our equity holders. It enables us to meet the requirements of the highly competitive environment in which we operate while ensuring that our executive officers are compensated in a way that advances both the short-term and long-term interests of the holders of our equity. The annual bonus permits individual performance to be recognized and is based, in significant part, on an evaluation of the contribution made by the executive to our overall performance. Long-term equity-based awards relate a significant portion of long-term remuneration directly to appreciation in the value of our equity. This type of compensation is intended to align the interests of management with those of the holders of our equity and further serves to promote an executive’s continued service to the organization. In setting our executives’ compensation, we do not undertake a formal survey of other companies’ compensation practices or set our compensation levels by reference to any particular group of companies. We consider what is appropriate given the executives’ responsibilities and contributions to the company, as well as competition in the marketplace for such executives’ services.

Base salary

We determine base salaries for our executive officers based on each executive’s position level, taking into account each executive’s contributions to the company and the compensation level required to retain the executive. Base salaries are intended to be competitive within the marketplace. It is our philosophy that total compensation should be weighted less towards fixed compensation and more towards variable performance-based compensation. We intend to continue this practice of emphasizing variable compensation opportunities that stress performance over fixed compensation.

Annual bonus

Our executive officers are eligible to receive annual bonuses at the discretion of the compensation committee. In determining the amount of each bonus, the compensation committee reviews the performance and contributions of the executive and our overall performance.

Summary of Class B Units and Value Units

Concurrent with the acquisition of the Predecessor Company by KRH, and the signing of an employment agreement between the company and Robert Halmi, Jr., Mr. Halmi, Jr. was issued 2,800,000 Class B Units of KRH for no consideration. The 2,800,000 Class B Units vested upon issuance and were valued at $2.4 million as of January 12, 2006 (inception).

Certain executives previously received long-term equity incentive compensation awards in the form of profits interests in KRH, referred to as Value Units in this prospectus, which entitle the executives to share in the future profits of the business. In addition, following the distribution by KRH to its members of all of their unreturned invested capital in KRH, Mr. Robert Halmi, Jr. is entitled to receive a priority distribution from KRH in an amount equal to $3.5 million. Following this priority distribution to Mr. Halmi, Jr., our executive officers (along with other members of KRH) are entitled to an economic interest in any appreciation in the value of the assets of KRH as initial investors in KRH (including shares of our common stock owned by KRH when sold) equivalent to distributions from KRH until all members of KRH achieve an internal rate of return equal to 8% of their original investment in KRH (which, in the case of Mr. Halmi, Jr., will also include a deemed original investment in KRH of $2.8 million based upon his Class B Units). Thereafter, our executive officers, as holders of these Value Units, are entitled to an economic interest in any appreciation in the value of the assets of KRH (including shares of our common stock owned by KRH when sold) equivalent to 25%-35% of all distributions made by KRH to its members based upon the achievement of certain internal rates of return and multiples of money thresholds on the original investment in KRH. The Value Units that entitle our executive officers to receive a portion of these distributions are owned by our executive officers in the following proportions: Mr. Robert Halmi, Jr. 50%; Mr. Peter von Gal 12.5%; Mr. William Aliber 10%; Mr. Joel Denton 7.5%; Mr. Henry Hoberman 1.5%; and Mr. Anthony Guido 1%. The Value Units dilute only the interests of owners of KRH, and will not dilute direct holders of our common stock. However, our statement of operations reflects non-cash charges for compensation related to the Value Units.

2008 Equity Incentive Award Plan

Prior to the completion of this offering, we intend to adopt the 2008 Equity Incentive Award Plan.

The principal purpose of the 2008 Incentive Award Plan will be to promote the success and enhance the value of the company by linking the personal interests of selected employees, consultants and directors to those of our stockholders and by providing such individuals with an incentive for outstanding performance. The 2008 Incentive Award Plan is further intended to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards. The 2008 Incentive Award Plan provides for a variety of such awards, including non-qualified stock options, or ‘‘NSOs’’, incentive stock options, or ‘‘ISOs’’ (within the meaning of Section 422 of the Internal Revenue Code, or the ‘‘Code’’), stock appreciation rights, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalents, performance share awards, performance-based awards, stock payment awards, or other stock-based awards. 2,240,000 shares of common stock are reserved for issuance under the 2008 Incentive Award Plan. The maximum number of shares which may be subject to awards granted under the 2008 Incentive Award Plan to any individual in any calendar year is 750,000 and the maximum amount that may be paid in cash to any individual in any calendar year with respect to any performance based-awards is $5.0 million; provided, that this limitation will not apply prior to the consummation of this offering, and following such consummation, this limitation shall not apply until the earliest of: (a) the first material modification of the 2008 Incentive Award Plan (including any increase in the number of shares reserved for issuance under the 2008 Incentive Award Plan); (b) the issuance of all of the shares of common stock reserved for issuance under the 2008 Incentive Award Plan; (c) the expiration of the 2008 Incentive Award Plan; (d) the first meeting of stockholders at which members of the board are to be elected, which occurs after the close of the third calendar year following the calendar year in which an equity security of ours was registered under Section 12 of the Exchange Act; or (e) such other date required by Section 162(m) of the Code and the rules and regulations promulgated thereunder.

Administration.    The 2008 Incentive Award Plan will be administered by our board of directors, unless and until the board delegates administration to the compensation committee or other applicable committee of the board. The compensation committee may delegate administration to one or more members of our board of directors. Our board of directors, or the compensation committee if so empowered, has the power to interpret the 2008 Incentive Award Plan and to adopt such rules for the administration, interpretation and application of the 2008 Incentive Award Plan according to its terms. Our board of directors or the compensation committee shall determine the number of shares of common stock that will be subject to each award. Our compensation committee may take into account the recommendations of our senior management in determining the award recipients and the terms and conditions of such award. Our board of directors may not delegate to the compensation committee or otherwise, the power to grant stock awards to our independent directors.

Grant of awards.    Certain employees, consultants and directors are eligible to be granted awards under the 2008 Incentive Award Plan. Our board of directors, or the compensation committee if so empowered, determines:

•	which employees, consultants, and directors are to be granted awards;

•	the type of award that is granted;

•	the number of shares subject to the awards; and

•	terms and conditions of such awards, consistent with the 2008 Incentive Award Plan. Our board of directors, or the compensation committee if so empowered, has the discretion, subject to the limitations of the 2008 Incentive Award Plan and applicable laws, to grant ISOs, NSOs, stock bonuses and rights to acquire restricted stock (except that only our employees may be granted ISOs).

Limitation on ISO treatment.    Even if an option is designated as an ISO, no option will qualify as an ISO if the aggregate fair market value of the stock (as determined as of the date of grant) with respect to all of a holder’s ISOs exercisable for the first time during any calendar year under the 2008 Incentive Award Plan exceeds $100,000. Any option failing to qualify as an ISO will be deemed to be an NSO.

Stock option exercise price.    Our board of directors, or the compensation committee if so empowered, shall set the per share exercise price, subject to the following rules:

•	in the case of ISOs and NSOs, the per share option exercise price shall not be less than 100% of the fair market value of shares of our common stock on the grant date; and

•	for any persons owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of our capital stock or of any of our subsidiaries, the per share exercise price shall be not less than 110% of the fair market value of the shares of our common stock on the grant date. The fair market value of a share of our common stock as of a given date will be determined in good faith by our board of directors.

Expiration of stock options.    The term of an option is set by our board of directors, or the compensation committee if so empowered, subject to the following conditions: (1) no option term shall be longer than ten years from the date of grant; and (2) the option term for an ISO granted to a person owning more than 10% of the total combined voting power of all classes of our capital stock shall not exceed five years from the date of grant. Upon termination of an outstanding option holder’s services with us, the holder may exercise his or her options within the period of time specified in the option grant, to the extent that the options were vested at the time of termination. Options granted under the 2008 Incentive Award Plan must be exercised within one year if the holder’s services are terminated due to death or disability, or by the date of expiration of the option as set forth in the option agreement, whichever is earlier.

Other equity awards.    In addition to stock options, the compensation committee may also grant to certain employees, consultants and directors stock appreciation rights, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalents, performance share awards, performance-based awards, stock payment awards, or other stock-based awards, with such terms and conditions as our board of directors (or, if applicable, the compensation committee) may, subject to the terms of the 2008 Incentive Award Plan, establish. Under the 2008 Incentive Award Plan, performance-based stock awards are intended to comply with the requirements of Section 162(m) of the Code and its underlying regulations, in order to allow these awards, when payable, to be fully tax deductible by us.

Performance bonus awards.    Under the 2008 Incentive Award Plan, the compensation committee has the authority in its discretion to make performance-based cash bonus payments to our designated employees, including our executive officers, with respect to a specified period (for example, a calendar year). Such bonuses are payable upon the attainment of pre-established performance goals. Such performance goals may relate to one or more corporate business criteria with respect to us or any of our subsidiaries, including but not limited to: net earnings (either before or after interest, taxes, depreciation and amortization), Adjusted EBITDA, economic value-added, sales or revenue, net income (either before or after taxes), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on stockholders’ equity, return on assets, return on capital, stockholder returns, return on sales, gross or net profit margin, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per share of our common stock, and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. The compensation committee will select the participants who are eligible to receive performance-based cash bonuses and the performance goals to be utilized with respect to the participants, establish the bonus formulas for of each participant’s annual bonus, and certify whether the performance goals have been met with respect to any given performance period.

Adjustments of awards.    In the event a stock dividend, stock split, combination, merger, consolidation, spin-off, recapitalization or other change in our capitalization affects our common stock in a manner that causes dilution or enlargement of benefits or potential benefits under the 2008 Incentive Award Plan, as determined by our board of directors, or the compensation committee, if so empowered, then our board of directors or the compensation committee shall equitably adjust:

•	the aggregate number of, and kind of, shares of our common stock subject to the 2008 Incentive Award Plan;

•	the number of, and kind of, shares of our common stock subject to the outstanding awards;

•	the price per share of our common stock upon exercise of outstanding options; and

•	the terms and conditions of any outstanding awards, including the financial or other performance targets specified in each option agreement for determining the exercisability of options.

Change in control.    In connection with any change in control (as defined in the 2008 Incentive Award Plan), except as may otherwise be provided in any applicable award or employment agreement and unless awards granted under the 2008 Incentive Award Plan are converted, assumed or replaced by a successor entity, the awards will automatically become fully vested and exercisable and all forfeiture restrictions with respect to such awards shall lapse prior to the communication of the change in control. In addition, with respect to any awards, in connection with any change in control (or other unusual or nonrecurring transaction affecting us or our consolidated financial statements), our board of directors or the compensation committee, in its sole discretion, may: (i) provide for the termination of any award in exchange for an amount of cash, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of such change in control or other transaction; (ii) purchase any outstanding awards for a cash amount or replace outstanding awards with other rights or property; (iii) provide that after the occurrence of the transaction, the award cannot vest, be exercised or become payable; (iv) provide that only for a specified period of time after such transaction, an award shall be exercisable or payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the 2008 Incentive Award Plan or the applicable award agreement; or (v) provide that each outstanding award shall be assumed or substituted for an equivalent award, right or property by any successor corporation. Any such action may be effectuated by the compensation committee either by the terms of the applicable option agreement or by action of the compensation committee taken prior to the change in control.

Amendment and termination.    Our board of directors, or the compensation committee if so empowered, is generally authorized to adopt, amend and rescind rules relating to the administration of the 2008 Incentive Award Plan, and our board of directors is authorized to amend, suspend and terminate the 2008 Incentive Award Plan. We have attempted to structure the 2008 Incentive Award Plan in a manner such that remuneration attributable to stock options and other awards will not be subject to the deduction limitation contained in Section 162(m) of the Code. However, we must generally obtain approval of our stockholders: (i) to increase the number of shares of our common stock that may be issued under the 2008 Incentive Award Plan; (ii) to extend the limit on the period during which options may be granted; or (iii) to the extent required by applicable law, rule or regulation (including any applicable NASD rule).

Senior Executive Bonus Plan

Prior to the completion of this offering, we intend to adopt the Senior Executive Bonus Plan. The Senior Executive Bonus Plan is a performance-based bonus plan under which our designated key executives, including our executive officers, are eligible to receive bonus payments with respect to a specified period (for example, our fiscal year). Bonuses are generally payable under the Senior Executive Bonus Plan upon the attainment of pre-established performance goals.

Notwithstanding the foregoing, we may pay bonuses (including, without limitation, discretionary bonuses) to participants under the Senior Executive Bonus Plan based upon such other terms and conditions as the compensation committee may in its discretion determine. Performance goals under the Senior Executive Bonus Plan may relate to one or more corporate business criteria with respect to us or any of our subsidiaries, including but not limited to: net income (loss) (either before or after interest, taxes, depreciation and/or amortization), Adjusted EBITDA, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, without limitation, operating cash flow and free cash flow), return on capital, return on assets (including, without limitation, return on net assets), return on stockholders’ equity, economic value added, stockholder returns, return on sales, gross or net profit margin, productivity, expenses, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share, price per share of equity securities, market share and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease, or as compared to results of a peer group.

The Senior Executive Bonus Plan is intended to provide an incentive for superior work and to motivate covered key executives toward even higher achievement and business results, to tie their goals and interests to those of ours and our stockholders and to enable us to attract and retain highly qualified executives. The Senior Executive Bonus Plan is administered by the compensation committee. The compensation committee will select the participants in the Senior Executive Bonus Plan and the performance goals to be utilized with respect to the participants, establish the bonus formulas for of each participant’s annual bonus, and certify whether any applicable performance goals have been met with respect to a given performance period. We may amend or terminate the Senior Executive Bonus Plan at any time in our sole discretion. Any amendments to the Senior Executive Bonus Plan will require stockholder approval only to the extent required by applicable law, rule or regulation.

401(k) Plan

In April 2006, we adopted a 401(k) Plan covering eligible employees. Currently, all of our U.S. employees are eligible to participate in the 401(k) Plan. Under the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the lesser of 50% of their base salary and cash compensation or the prescribed annual limit and contribute these amounts to the 401(k) Plan. The annual limit in 2008 is $15,500. We currently make matching contributions to the 401(k) Plan on behalf of eligible employees equal to 50% of each participant’s contributions (subject to applicable legal limits). At the end of each plan year, we may make an additional and discretionary matching contribution to the 401(k) Plan on behalf of eligible employees. In the first quarter of 2008, we made an additional matching contribution on behalf of eligible employees equal to 50% of each participant’s 2007 plan year contributions (subject to applicable legal limits). The 401(k) Plan is intended to qualify under Section 401 of the Code so that contributions by employees to the 401(k) Plan, and income earned on the 401(k) Plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan. The trustees under the 401(k) Plan, at the direction of each participant, invest the 401(k) Plan employee salary deferrals in selected investment options.

Perquisites and other benefits

Our named executive officers receive company-paid life and disability insurance coverage and are entitled to participate in and receive employer contributions to our 401(k) plan. For more information on employer contributions to our tax-qualified defined contribution retirement plans, see the Summary Compensation Table and its notes.

Our named executive officers are eligible to participate in the same benefit plans provided to our other salaried employees, including health and welfare plans.

Executive compensation

Summary compensation table

The following table sets forth summary information concerning certain compensation awarded to, paid to, or earned by, our named executive officers for all services rendered in all capacities to RHI Entertainment Holdings, LLC for the year ended December 31, 2007.

Name and Principal Position	Year	Salary ($)	Bonus Payments ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Robert Halmi, Jr.	2007	2,098,462	50,206		68,316	2,216,984
Chief Executive Officer	2006	2,013,388	48,536	4,322,516	66,513	6,450,953
Peter von Gal	2007	1,311,539	437,128		89,634	1,838,301
Chief Operating Officer	2006	1,246,309	51,245	—	99,206	1,396,760
William Aliber	2007	763,462	373,176		38,534	1,175,172
Chief Financial Officer	2006	201,923	309,046	—	94	511,063
Joel Denton(3)	2007	1,089,648	361,758		366,035	1,817,441
President, Production and Distribution	2006	1,036,271	324,677	—	99,982	1,460,930
Anthony Guido	2007	690,463	240,967		30,639	962,069
Executive Vice President, Legal and Business Affairs	2006	660,929	238,197	—	29,360	928,486
(1)	The amounts reported reflect the aggregate dollar amounts recognized for the KRH Class B Unit and Value Unit awards (as defined throughout this prospectus) for financial statement reporting purposes with respect to the year ended December 31, 2007 (disregarding any estimate of forfeitures related to service-based vesting conditions). The Class B Units and the Value Units are obligations of KRH and are not payable by us. These profits interests dilute only the interests of owners of KRH, and will not dilute direct holders of our common stock. However, our statement of operations reflects non-cash charges for compensation related to the profits interests.
No Class B Units and Value Units granted to Named Executive Officers were forfeited during the year ended December 31, 2007. For a discussion of the assumptions and methodologies used to value the Class B Units and Value Units, please see the discussion of share-based compensation set forth in Note 11 to the Company’s Audited Consolidated Financial Statements. For additional information about the Class B Units and Value Units granted to our Named Executive Officers for the year ended December 31, 2007 and previous years, please see the discussion under ‘‘Summary of Class B Units and Value Units’’ below.
(2)	The components of ‘‘All Other Compensation’’ for 2007 in the table above are detailed in the ‘‘All other compensation table’’ set forth below.
(3)	Mr. Denton’s total compensation is paid to him in British Pounds. Mr. Denton’s 2007 compensation was converted using a rate of 1.9843 US$ per £, the conversion rate on December 31, 2007. Mr. Denton’s 2006 compensation was converted using a rate of 1.95985 US$ per £, the conversion rate on December 29, 2006.

All other compensation

Name	401(k) Match ($)	Pension Contribution ($)	Life Insurance ($)	Disability Insurance ($)	Accidental Death and Dismemberment ($)	Automobile Allowance ($)	Parking ($)	Airline Club Membership ($)	Total All Other Compensation ($)(5)
Robert Halmi, Jr. Chief Executive Officer	—	—	29,619	33,349	248	—	5,100	—	68,316
Peter von Gal Chief Operating Officer	15,500	—	26,498	42,038	248		5,100	250	89,634
William Aliber Chief Financial Officer	15,500	—	11,225	11,809	—	—	—	—	38,534
Joel Denton(1) President, Production and Distribution	—	335,452	4,359	7,373	—	18,851	—	—	366,035
Anthony Guido Executive Vice President, Legal and Business Affairs	15,500	—	2,568	7,223	248	—	5,100	—	30,639
(1)	Mr. Denton’s ‘‘All Other Compensation’’ was paid in British Pounds. These amounts were converted using a rate of 1.9843 US$ per £, the closing rate on December 31, 2007.
(2)	The company contributes to an individually owned executive pension plan maintained for Mr. Denton’s benefit which is governed by U.K. law.

Grants of plan-based awards table

The following table sets forth summary information concerning awards of Class B Units and Value Units granted to our named executive officers during the year ended December 31, 2007:

Name	Grant Date		All Other Awards: Number of Units (#)		Grant Date Fair Value of Awards ($)(1)
Robert Halmi, Jr.	—		—		—
	—		—		—
	—		—		—
Peter von Gal	—		—		—
William Aliber	—	(4)	—		—
Joel Denton	03/15/07		75	(2)	—
Anthony Guido	—		—		—
Henry Hoberman	—	(3)	—		—
(1)	The amounts included in the ‘‘Grant Date Fair Value of Awards’’ column are the full grant date fair value of the awards determined in accordance with SFAS 123R. The valuation assumptions used in determining such amount are described in our consolidated financial statements included in this prospectus.
(2)	Awards of Value Units, a summary of the material terms and conditions of which are described under ‘‘Summary of Class B Units and Value Units’’ below.

(3)	Mr. Hoberman was granted 15 Value Units on May 2, 2008.

(4)	Mr. Aliber was granted an additional 50 Value Units on May 2, 2008.

Outstanding equity awards at fiscal year-end

The following table summarizes the outstanding awards of Value Units held by our named executive officers as of December 31, 2007:

Name	Awards: Number of Units That Have not Vested (#)		Awards: Market or Payout Value of Units That Have not Vested ($)(6)
Robert Halmi, Jr.	500	(1)	—
Peter von Gal	125	(2)	—
William Aliber	50	(2)(3)	—
Joel Denton	75	(2)	—
Anthony Guido	25	(4)	—
Henry Hoberman	—	(5)	—
(1)	Award of Value Units. 250 of these Value Units will become vested on the third anniversary of the date of grant. The remaining 250 Value Units will only become vested if Mr. Halmi, Jr. remains employed by us through the date of a liquidity event.
(2)	Award of Value Units. These Value Units will only become vested if the executive remains employed by us through the date of a liquidity event.
(3)	Mr. Aliber was granted an additional 50 Value Units on May 2, 2008. These Value Units will only become vested if Mr. Aliber remains employed by us through the date of a liquidity event.
(4)	Award of Value Units. These Value Units will only become vested if the executive remains employed by us through the date of a liquidity event. Mr. Guido agreed to forfeit and surrender 15 of these Value Units effective as of January 31, 2008. The remaining 10 Value Units will be forfeited in the event Mr. Guido terminates his employment, or the Company terminates his employment for ‘‘Gross Misconduct’’ (as defined in his ‘‘Agreement and General Release’’ described below), prior to June 30, 2009.
(5)	Mr. Hoberman was granted 15 Value Units on May 2, 2008. These Value Units become vested with respect to five Value Units on each of February 25, 2009 and February 25, 2010, and with respect to the remaining five Value Units on February 20, 2011.
(6)	The market or payout value of the unvested awards of Value Units is not determinable, because there is no public market for such units. The Value Units represent profits interests in KRH, which will have value only if the value of KRH increases after January 12, 2006 (inception) and certain returns have been realized by KRH. The Value Units are obligations of KRH and are not payable by us. These profits interests dilute only the interests of owners of KRH, and will not dilute direct holders of our common stock. However, our statement of operations reflects non-cash charges for compensation related to the profits interests.

Description of employment agreements

We have entered into employment agreements with each of our Named Executive Officers. These employment agreements, including the salary, bonus and other material terms of each agreement, are briefly described below.

Robert Halmi, Jr.    We entered into an employment agreement with Mr. Halmi, Jr. effective January 12, 2006, which was subsequently amended and restated effective as of November 8, 2007 to make amendments with respect to Section 409A of the Code. The agreement provides that Mr. Halmi, Jr. will serve as our Chief Executive Officer for an initial term that ends on January 11, 2009 and is subject to annual automatic one year extensions thereafter unless either party provides prior notice of its intention not to renew. This employment agreement sets the terms and conditions of Mr. Halmi, Jr.’s employment. Under this agreement, Mr. Halmi, Jr.’s annual base pay is $2,100,000 through January 11, 2008, increasing to a salary of $2,205,000 beginning January 12, 2008 through January 11, 2009, the completion of his initial term, and increasing by 5% per year thereafter on each January 12. Mr. Halmi, Jr. may also be awarded a bonus at the sole discretion of our board of directors.

In addition, the agreement provides for the grant of 500 Value Units to Mr. Halmi, Jr.  Subject to Mr. Halmi Jr.’s continued employment with us, 250 of these Value Units will become vested on the third anniversary of the date of grant. The remaining 250 Value Units will only become vested if Mr. Halmi, Jr. remains employed by us through the date of a liquidity event. The terms of the Value Units are described briefly under ‘‘Summary of Class B Units and Value Units’’ below.

The employment agreement provides that in the event that Mr. Halmi, Jr.’s employment is terminated by us other than for ‘‘cause’’ (as defined in the agreement), or if he resigns with or without ‘‘good reason’’ (as defined in the agreement), he will receive continued payments of base salary through the second anniversary of the date of termination. Mr. Halmi, Jr. shall also be entitled to continued coverage for himself and his eligible dependents under the company’s group health plans through the second anniversary of the date of termination.

Under the agreement, Mr. Halmi, Jr. is also subject to a restrictive covenant which prohibits him from soliciting certain of our employees or engaging in any activities which are competitive with our business for a period of two years commencing on his date of termination.

Peter von Gal.    We entered into an employment agreement with Mr. von Gal effective January 12, 2006, which was subsequently amended and restated effective as of November 8, 2007 to make amendments with respect to Section 409A of the Code. The agreement provides that Mr. von Gal will serve as our Chief Operating Officer for an initial term that ends on January 11, 2009 and is subject to annual automatic one year extensions thereafter unless either party provides prior notice of its intention not to renew. This employment agreement sets the terms and conditions of Mr. von Gal’s employment. Under this agreement, Mr. von Gal’s annual base pay is $1,312,500 through January 11, 2008, increasing to a salary of $1,378,125 beginning January 12, 2008 through the completion of his initial term, and increasing by 5% per year thereafter on each January 12. Mr. von Gal may also be awarded an annual bonus at the sole discretion of our board of directors.

In addition, the agreement provides for the grant of 125 Value Units to Mr. von Gal. These Value Units will only become vested if Mr. von Gal remains employed by us through the date of a liquidity event. The terms of the Value Units are described briefly under ‘‘Summary of Class B Units and Value Units’’ below.

The employment agreement provides that in the event that Mr. von Gal’s employment is terminated by us other than for ‘‘cause’’ (as defined in the agreement), or if he resigns for ‘‘good reason’’ (as defined in the agreement), he will receive continued payments of base salary through the second anniversary of the date of termination. Mr. von Gal shall also be entitled to continued coverage for himself and his eligible dependents under the company’s group health plans through the second anniversary of the date of termination.

Under the agreement, Mr. von Gal is also subject to a restrictive covenant which prohibits him from soliciting certain of our employees or engaging in any activities which are competitive with our business for a period of two years commencing on his date of termination.

William Aliber.    We entered into an employment agreement with Mr. Aliber effective August 23, 2006, which was subsequently amended and restated effective as of November 8, 2007 to make amendments with respect to Section 409A of the Code. The agreement provides that Mr. Aliber will serve as our Chief Financial Officer for an initial term that began October 1, 2006 and ends on September 30, 2009 and is subject to annual automatic one year extensions thereafter unless either party provides prior notice of its intention not to renew. This employment agreement sets the terms and conditions of Mr. Aliber’s employment. Under this agreement, Mr. Aliber’s annual base pay is $750,000 per annum, which shall be reviewed for increase not less frequently than annually. The agreement also provided for a one time signing bonus of $250,000, which was paid during 2006. Mr. Aliber may also be awarded an annual bonus at the sole discretion of our board of directors.

In addition, the agreement provides for the grant of 50 Value Units to Mr. Aliber. These Value Units will only become vested if Mr. Aliber remains employed by us through the date of a liquidity event. The terms of the Value Units are described briefly under ‘‘Summary of Class B Units and Value Units’’ below.

The employment agreement provides that in the event that Mr. Aliber’s employment is terminated by us other than for ‘‘cause’’ (as defined in the agreement), or if he resigns for ‘‘good reason’’ (as defined in the agreement), he will receive continued payments of base salary through the second anniversary of the date of termination. Mr. Aliber shall also be entitled to continued coverage for himself and his eligible dependents under the company’s group health plans through the second anniversary of the date of termination.

Under the agreement, Mr. Aliber is also subject to a restrictive covenant which prohibits him from soliciting certain of our employees or engaging in any activities which are competitive with our business for a period of two years commencing on his date of termination.

Joel Denton.    We entered into an employment agreement with Mr. Denton effective January 12, 2006. The agreement provides that Mr. Denton will serve as our President, Production and Distribution for RHI Entertainment Distribution, LLC for a term that began on January 12, 2006 and ends on January 11, 2009, continuing thereafter subject to either party giving six months prior notice of intent to terminate. This employment agreement sets the terms and conditions of Mr. Denton’s employment and is subject to the laws and requirements of the United Kingdom. Under the agreement, Mr. Denton’s annual base pay is £550,000 per annum through January 11, 2008 increasing to £580,000 per annum from January 12, 2008 until the end of his term. Mr. Denton may also be awarded a bonus at the discretion of our board of directors. The agreement also provides for contributions by the company to a personal pension plan governed by the laws of the United Kingdom in an amount equal to 7% of his annual base pay.

The agreement provides that in the event the company terminates Mr. Denton’s employment other than for ‘‘cause’’ (as defined in the agreement), the company shall pay Mr. Denton an amount equal to the amount he would have received under the agreement had his employment continued through the later of January 12, 2009 or the end of six months following such termination. Additionally, in the event the company experiences a ‘‘change in control’’ (as defined in the agreement) and within twelve months following the change in control Mr. Halmi, Jr. is terminated without cause or resigns for good reason, Mr. Denton shall be entitled to resign within ten days following Mr. Halmi, Jr.’s termination and receive a severance payment equal to the greater of six months base pay, or the base pay he would have received under the agreement had his employment continued through January 12, 2009.

In addition, the agreement provides for the grant of 75 Value Units to Mr. Denton. These Value Units will only become vested if Mr. Denton remains employed by us through the date of a liquidity event. The terms of the Value Units are described briefly under ‘‘Summary of Class B Units and Value Units’’ below.

Under the agreement, Mr. Denton is also subject to a restrictive covenant which prohibits him from soliciting certain of our employees for a period of one year following termination and from engaging in any activities which are competitive with our business for a period of three months commencing on his date of termination.

Henry Hoberman.    We entered into an employment agreement with Mr. Hoberman effective February 25, 2008. The agreement provides that Mr. Hoberman will serve as our Executive Vice President and General Counsel for an initial term that began February 25, 2008 and ends on February 25, 2011, and is subject to annual automatic one year extensions thereafter unless either party provides prior notice of its intention not to renew. This employment agreement sets the terms and conditions of Mr. Hoberman’s employment. Under this agreement, Mr. Hoberman’s annual base pay is $650,000 per annum through February 25, 2009, increasing to a salary of $725,000 per annum beginning February 26, 2009 through February 25, 2010, and increasing to a salary of $800,000 per annum beginning February 26, 2010 through February 25, 2011, the completion of his initial term. The agreement also provided for a one time signing bonus of $300,000, which was paid during 2008. Mr. Hoberman may also be awarded an annual bonus at the sole discretion of our board of directors.

In addition, the agreement provides for the grant of 15 Value Units to Mr. Hoberman. These Value Units become vested with respect to five Value Units on each of February 25, 2009 and February 25, 2010, and with respect to the remaining five Value Units on February 20, 2011, provided Mr. Hoberman remains employed by us through each such date. The terms of the Value Units are described briefly under ‘‘Summary of Class B Units and Value Units’’ below.

Mr. Hoberman will be entitled to a bonus upon the completion of this offering. He will receive additional cash payments of $333,333 on each of February 25, 2009, February 25, 2010 and February 25, 2011, provided Mr. Hoberman remains employed by us through each such date. To the extent the Company pays the initial bonus amount, Mr. Hoberman will also be entitled to an additional ‘‘gross-up’’ payment with respect to $250,000 of the $333,333 sufficient to place him in the same after-tax position as he would have been had he not been subject to any tax liability on the payment of $250,000. Mr. Hoberman, at his option, has the right to be paid these payments in cash or in RHI Inc. stock.

The employment agreement provides that in the event that Mr. Hoberman’s employment is terminated by us other than for ‘‘cause’’ (as defined in the agreement), or if he resigns for ‘‘good reason’’ (as defined in the agreement), he will receive continued payments of base salary through the second anniversary of the date of termination. Mr. Hoberman shall also be entitled to continued coverage for himself and his eligible dependents under the company’s group health plans through the second anniversary of the date of termination.

Under the agreement, Mr. Hoberman is also subject to a restrictive covenant which prohibits him from soliciting certain of our employees or engaging in any activities which are competitive with our business for a period of two years commencing on his date of termination.

Anthony Guido.    We entered into an ‘‘Agreement and General Release’’ with Mr. Guido effective February 1, 2008, which superseded the amended and restated employment agreement effective as of November 8, 2007. The agreement provides for the transition of Mr. Guido’s job duties and responsibilities as our Executive Vice President, Legal and Business Affairs to Mr. Hoberman. The agreement provides for Mr. Guido’s continued employment on an at-will basis. Mr. Guido’s annual base salary under the agreement is $703,470. Under the agreement, Mr. Guido is entitled to an annual bonus for 2008 equal to 30% of his base pay.

The agreement provides that in the event that prior to June 30, 2009, Mr. Guido is terminated by the company other than for ‘‘Gross Misconduct’’ (as defined in the agreement), he will be entitled to receive a lump sum payment equal to the base salary and bonus that he would have otherwise received had he remained employed through June 30, 2009.

In addition, upon execution of a general release of claims following his termination other than for Gross Misconduct, Mr. Guido will be entitled to a lump-sum payment equal to $1,406,940, representing approximately 24-months of base salary plus an additional lump sum amount equal to $422,082. In addition, the Company will pay the cost of any COBRA health insurance continuation premium payments for a period of 18 months plus an additional $21,000 to assist Mr. Guido in securing medical and dental insurance coverage for an additional six months following the end of any COBRA coverage. Should Mr. Guido’s employment be terminated for any reason other than Gross Misconduct prior to June 30, 2009, he shall be entitled to an additional $3,500 for each month from the date of termination until June 30, 2009. The Company shall also provide Mr. Guido with up to one year of executive outplacement services at an expense not to exceed $15,000.

Under the agreement, Mr. Guido is also subject to a restrictive covenant which prohibits him from soliciting certain of our employees or engaging in any activities which are competitive with our business for a period of six months commencing on his date of termination.

Potential payments upon termination of employment or change of control

The following table sets forth quantitative estimates of the benefits that would have been paid to each of the named executive officers if his employment had been terminated by us without cause or for good reason by the named executive officer on December 31, 2007. The named executive officers are only entitled to severance payments pursuant to their respective employment agreements and are not entitled to severance payments under any other plan or arrangement. For information concerning the circumstances, conditions and obligations applicable to the receipt of such payments, please see the discussion under ‘‘Description of employment agreements’’ above. Amounts below reflect potential payments pursuant to the employment agreements for such named executive officers.

Name	Salary	Bonus	Fringe Benefits
Robert Halmi, Jr.	$4,406,365	—	$67,440
Peter von Gal	$2,753,978	—	$67,440
William Aliber	$1,600,000	—	$67,440
Joel Denton(1)	$1,179,819	—	$122,909
Anthony Guido(2)	$1,055,205	$316,562	$84,149
(1)	Mr. Denton’s salary and benefits are paid in British Pounds. These amounts were converted using a rate of 1.9843 U.S.$ per £, the closing rate on December 31, 2007.
(2)	Effective February 25, 2008, Anthony Guido is employed on an at-will basis. Under the Agreement and General Release dated February 1, 2008, this employment relationship is anticipated to last through June 30, 2009 and future severance benefits are stipulated. All data described in the table above is based on information available on December 31, 2007 and does not consider the change of employment. The terms of this agreement are briefly described under ‘‘—Description of employment agreements – Anthony Guido.’’

Any termination.    Pursuant to the terms of each of the named executive officers’ employment agreements, in the event of termination of employment for any reason, including death or disability, the named executive officer will be entitled to receive all accrued but unpaid salary payable through the date of termination, any accrued vacation pay and any accrued amounts or benefits arising from participation in any of the company’s employee benefit plans (including our applicable life insurance and disability insurance programs). None of the employment agreements provides for any incremental increases in severance payments for terminations in connection with a change in control of the company.

Mr. Halmi, Jr.    In the event that Mr. Halmi, Jr.’s employment is terminated by the company without cause or resigns his employment for any reason, for a period of two years following such termination, he will be entitled to continue to receive payments of base salary and he and his eligible dependents will be entitled to continue to be covered under the company’s group health plans. The value of these benefits is quantified in the table above. In addition, in the event of any such termination, Mr. Halmi Jr. will receive the amounts described in the ‘‘Any Termination’’ paragraph above.

Messrs. von Gal and Aliber.    In the event that Mr. von Gal’s or Aliber’s employment is terminated by the company without cause or a resignation for good reason (which generally includes breach or failure to make a payment under the employment agreement or relocation by the company outside of the New York metropolitan area), for a period of two years following such termination the executive will be entitled to continue to receive payments of base salary and he and his eligible dependents will continue to be covered under the company’s group health plans. The value of these benefits is quantified in the table above. In addition, in the event of any such termination, Messrs. von Gal and Aliber will receive the amounts described in the ‘‘Any Termination’’ paragraph above.

Mr. Denton.    In the event that Mr. Denton is terminated by the company without cause or he resigns following Mr. Halmi, Jr.’s termination in connection with a change in control of the company, he is entitled to receive a lump sum payment in an amount equal to the greater of the base salary he would have otherwise received through January 12, 2009 or six months of base salary and he is entitled to continue to participate in the company’s health and welfare plans for a period of six months. The value of these benefits is quantified in the table above. In addition, in the event of any such termination, Mr. Denton will receive the amounts described in the ‘‘Any Termination’’ paragraph above.

Mr. Guido.    In the event that Mr. Guido is terminated by the company without cause or the company fails to renew or replace his employment agreement at the end of its term, he is entitled to receive a lump sum payment in an amount equal to eighteen months of base salary plus an additional amount equal to 30% of the base salary severance amount and shall be entitled to continue to participate in the company’s fringe benefit programs, including group health and welfare plans for a period of up to eighteen months. In addition, the company shall provide Mr. Guido with up to one year of executive outplacement services. The value of these benefits is quantified in the table above. In addition, in the event of any such termination, Mr. Guido will receive the amounts described in the ‘‘Any Termination’’ paragraph above. See ‘‘— Description of employment agreements – Anthony Guido’’ for a discussion of certain material terms of Mr. Guido’s employment transition agreement entered into on February 1, 2008.

Summary of Class B Units and Value Units

Concurrent with the acquisition of the Predecessor Company by KRH, and the signing of an employment agreement between the company and Robert Halmi, Jr., Mr. Halmi, Jr. was issued 2,800,000 Class B Units of KRH for no consideration. The 2,800,000 Class B Units vested upon issuance and were valued at $2.4 million as of January 12, 2006 (inception).

Certain executives previously received long-term equity incentive compensation awards in the form of profits interests in KRH, referred to as Value Units in this prospectus, which entitle the executives to share in the future profits of the business. In addition, following the distribution by KRH to its members of all of their unreturned invested capital in KRH, Mr. Robert Halmi, Jr. is entitled to receive a priority distribution from KRH in an amount equal to $3,500,000. Following this priority distribution to Mr. Halmi, Jr., our executive officers (along with other members of KRH) are entitled to an economic interest in any appreciation in the value of the assets of KRH as initial investors in KRH (including shares of our common stock owned by KRH when sold) equivalent to distributions from KRH until all members of KRH achieve an internal rate of return equal to 8% of their original investment in KRH (which, in the case of Mr. Halmi, Jr., will also include a deemed original investment in KRH of $2.8 million based upon his Class B Units). Thereafter, our executive officers, as holders of these Value Units, are entitled to an economic interest in any appreciation in the value of the assets of KRH (including shares of our common stock owned by KRH when sold) equivalent to 25%-35% of all distributions made by KRH to its members based upon the achievement of certain internal rates of return and multiples of money thresholds on the original investment in KRH. The Value Units that entitle our executive officers to receive a proportion of these distributions are owned by our executive officers in the following proportions: Mr. Robert Halmi, Jr. 50%; Mr. Peter von Gal 12.5%; Mr. William Aliber 10%; Mr. Joel Denton 7.5%; Mr. Henry Hoberman 1.5%; and Mr. Anthony Guido 1%. The Value Units dilute only the interests of owners of KRH, and will not dilute direct holders of the company’s common stock. However, our statement of operations reflects non-cash charges for compensation related to the Value Units.

Summary of units held as of March 31, 2008

Name	Class B Units	Value Units
Robert Halmi, Jr.	2,800,000	500
Peter von Gal	—	125
William Aliber	—	50	(1)
Joel Denton	—	75
Anthony Guido	—	10	(2)
Henry Hoberman	—	—	(3)
(1)	Mr. Aliber was granted an additional 50 Value Units on May 2, 2008.
(2)	The ten Value Units do not include the 15 Units that Mr. Guido agreed to forfeit and surrender effective as of January 31, 2008.
(3)	Mr. Hoberman was granted 15 Value Units on May 2, 2008.

Director compensation

During the fiscal year ended December 31, 2007, none of our non-employee directors received compensation for their service on our board of directors.

Principal stockholders

The following table sets forth information regarding beneficial ownership of RHI Entertainment, Inc.’s common shares immediately after our transition to a corporate structure but prior to the consummation of this offering, and as adjusted to reflect the sale of common shares in this offering, held by:

•	each holder who is known to us to be the beneficial owner of more than 5% of any class of our outstanding common shares;

•	each director and named executive officer of RHI Entertainment, Inc.; and

•	all directors and named executive officers of RHI Entertainment, Inc. as a group.

Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to the shares beneficially owned by them. None of our partners are selling common shares in this offering.

For purposes of this table, ‘‘beneficial ownership’’ is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, pursuant to which a person or group of persons is deemed to have ‘‘beneficial ownership’’ of any common shares that such person has the right to acquire within 60 days after the date of this prospectus. For purposes of computing the percentage of outstanding RHI Entertainment, Inc. common shares held by each person or group of persons named above, any shares that such person or persons has the right to acquire within 60 days after the date of this prospectus are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address of each individual listed below is 1325 Avenue of the Americas, 21st Floor, New York, NY 10019.

Name	Common shares beneficially owned prior to offering	Percent of common shares beneficially owned prior to offering	Common shares beneficially owned after offering and after giving effect to exchange rights(1)	Percent of common shares beneficially owned after offering and giving effect to exchange rights(1)
Five percent shareholders:
KRH Investments LLC(2), (3), (4)	—	—	9,900,000	42.3%
Kelso Interco VII, LLC(2), (3), (4)	—	—	9,071,429	38.8%
KEP VI AIV, LLC(2), (3), (4)	—	—	9,071,429	38.8%
Directors and executive officers:
Robert Halmi, Jr.(5)	100	100%	248,671	1.1%
Peter von Gal	—	—	71,429	0.3%
William Aliber	—	—	1,429	N/M %
Joel Denton	—	—	1,429	N/M %
Henry Hoberman	—	—	1,429	N/M %
Michael Goldberg(2), (3), (4), (5)	—	—	9,071,429	38.8%
Frank Loverro(2), (3), (4), (5)	—	—	9,071,429	38.8%
Thomas Hudgins(6)	—	—	0	0%
All executive officers and directors as a group (seven persons)	100	100%	9,395,911	40.2%
N/M = Not Meaningful
(1)	KRH will be entitled to exchange its common membership units in Holdings II beginning six months from the completion of this offering for, at our option, shares of RHI Inc. common stock on a one-for-one basis (as adjusted to account for stock splits, recapitalizations or similar events) or cash, or a combination of both stock and cash.
(2)	c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, NY 10022.

(3)	Upon exchange of common membership units by KRH, would include shares of common stock held by: (i) Kelso Interco VII, LLC, a Delaware limited liability company, or Kelso Interco, and (ii) KEP VI AIV, LLC, a Delaware limited liability company, or KEP AIV. Kelso Interco and KEP AIV may be deemed to share beneficial ownership of shares of common stock owned of record by KRH, by virtue of their ownership interests in KRH, Kelso Interco and KEP AIV, due to their common control, could be deemed to beneficially own each of the other’s shares. Each of Kelso Interco and KEP AIV disclaim such beneficial ownership.
(4)	Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro, Connors, Osborne and Moore may be deemed to share beneficial ownership of shares of common stock owned of record by KRH, by virtue of their status as managing members of KEP AIV and of Kelso AIV GP VII, LLC, a Delaware limited liability company, the principal business of which is serving as the general partner of Kelso AIV GP VII, L.P., a Delaware limited partnership, the principal business of which is serving as the general partner of Kelso AIV VII, L.P., a Delaware limited partnership, the principal business of which is a member of Kelso Interco. Each of Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro, Connors, Osborne and Moore share investment and voting power with respect to the ownership interests owned by Kelso Interco and KEP AIV but disclaim beneficial ownership of such interests.
(5)	Member of RHI Inc. board of directors.
(6)	We expect to appoint Mr. Hudgins to our board of directors upon completion of this offering.

Relationships and certain related transactions

Overview

The business of the company has been historically conducted through RHI LLC, which, upon completion of this offering, will be a wholly-owned subsidiary of Holdings II. RHI Inc. and Holdings II were formed in connection with this offering. RHI Inc. will be the public vehicle for this offering and its primary asset will be common membership units in Holdings II. Holdings II will have two members, which will be RHI Inc. and KRH. Prior to this offering, KRH owned all of the ownership interests in RHI LLC. Immediately prior to the completion of the offering, KRH will contribute RHI LLC to Holdings II for common membership interests in Holdings II. Upon completion of this offering, RHI Inc. will purchase from Holdings II a number of newly issued common membership units equal to the number of common shares sold in the public offering, at a price per unit equal to the public offering price per share.

Upon completion of this offering, RHI Inc. will be the sole managing member of Holdings II and will own approximately 57.7% of the outstanding common membership units in Holdings II. KRH will be a non-managing member of Holdings II and will own the remaining approximately 42.3% of the outstanding common membership units in Holdings II. If the underwriters exercise their over-allotment option in full, RHI Inc. will acquire an equivalent number of additional units in Holdings II promptly after issuing additional shares pursuant to the over-allotment option, and RHI Inc.’s aggregate ownership of Holdings II will increase to approximately 61.1%.

RHI Inc. has entered into a reorganization agreement (described below) in connection with this offering to effectuate the reorganization and structure, and to define and regulate the relationships among RHI Inc., Holdings II and KRH prior to the completion of this offering. RHI Inc. intends to enter into additional agreements (as described in this section) in connection with the completion of this offering to further define and regulate the relationships among RHI Inc., Holdings II and KRH. Except as described in this section, RHI Inc. does not expect to have any material arrangements with Holdings II, KRH or any of RHI Inc.’s or their respective directors, officers or other affiliates after the completion of this offering, other than business relationships on arm’s length terms. See ‘‘Risk factors — Risks related to our corporate structure.’’

The summaries of the agreements contained in this prospectus are qualified by reference to the complete text of agreements which have been or will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part. For information on how to obtain copies of these agreements or other exhibits, see ‘‘Where you can find more information.’’

Transactions with KRH

Holdings II LLC Agreement

RHI Inc. and KRH will enter into the Holdings II LLC Agreement prior to the completion of this offering which will govern the operations of Holdings II.

Appointment as manager.    Under the Holdings II LLC Agreement, RHI Inc. will be the sole manager of Holdings II. As the sole manager, RHI Inc. will be able to control all of the day-to-day business affairs and decision-making of Holdings II without the approval of any non-managing member of Holdings II except as described below. As such, RHI Inc., through RHI Inc.’s officers and directors, will be responsible for all operational and administrative decisions of Holdings II and the day-to-day management of the business of Holdings II. The non-managing members of Holdings II will not have the ability to remove RHI Inc. as the managing member of Holdings II. The Holdings II LLC Agreement also provides that we will owe a fiduciary duty to the non-managing members of Holdings II relating to our business.

Except as necessary to avoid being classified as an investment company or with the consent of all members of Holdings II, as long as RHI Inc. is the manager of Holdings II, RHI Inc.’s business will be limited to owning and dealing with the membership units of Holdings II, managing the business of Holdings II and fulfilling RHI Inc.’s obligations under applicable laws and activities incidental to any of the foregoing.

Exchange rights.    The number of outstanding common membership units in Holdings II owned by RHI Inc. will at all times equal the number of shares of our outstanding common stock. With respect to this offering and any future offering of common stock, the proceeds we receive will be transferred to Holdings II in exchange for common membership units equal in number to the number of shares of common stock we issued. Beginning six months from the completion of this offering, each member of Holdings II (other than RHI, Inc.) will be entitled to exchange its common membership units in Holdings II for, at our option, shares of RHI Inc. common stock on a one-for-one basis (as adjusted to account for stock splits, recapitalizations or similar events) or cash, or a combination of both stock and cash.

KRH special approval rights.    If any director designee designated by KRH is not appointed to RHI Inc.’s board, nominated by RHI Inc. or elected by RHI Inc.’s stockholders, as applicable, then the consent of KRH will be required in order for Holdings II or its subsidiaries to take any of the following actions (and Holdings II will not permit any of its subsidiaries to take any such action without the consent of KRH):

•	approving the annual business plan or any amendment or modification of the annual business plan for Holdings II and its subsidiaries;

•	incurring indebtedness greater than $50.0 million in any one or series of transactions by Holdings II or its subsidiaries or entering into or consummating any other financing transaction that is not previously approved and provided for in the annual business plan;

•	entering into or consummating any agreements or arrangements involving annual payments by Holdings II or its subsidiaries (including the fair market value of any barter) in excess of $1.0 million, except as provided for in the annual business plan, or any material modification of any such agreements or arrangements;

•	greenlighting or authorizing production of any MFT movie, mini-series or series with an individual production cost greater than $2.0 million for any MFT movie, $8.0 million for any mini-series or $15.0 million for any episodic series, where either such production was not in the budget or where such production does not have at least 100% of the production costs covered by initial license sales at the time production begins, or the termination of any such production provided for in the annual business plan;

•	entering into or consummating any agreements or arrangements (including license fees) by Holdings II or its subsidiaries involving total receipts (including the value of any barter) in excess of $5.0 million, or any material modification of any such agreements or arrangements;

•	declaring, setting aside or paying any redemption of, dividends on, or the making of any other distributions in respect of, any of its common membership units or other equity interests in Holdings II, as the case may be, payable in cash, stock, property or otherwise, or any reorganization or recapitalization or split, combination or reclassification or similar transaction of any of its units, limited liability company interests or capital stock, as the case may be;

•	amending any provision of the Holdings II LLC Agreement to authorize, or to issue, any additional common membership units or classes or units or other equity interests and the designations, preferences and relative, participating or other rights, powers or duties thereof; provided, however, that KRH’s approval shall not be required in connection with: (1) the grant of options or restricted equity awards under any equity option plan or equity incentive plan of Holdings II that was either approved by KRH, or that was adopted prior to any approval rights set forth in this section, in either case, as defined in this section as an ‘‘Approved Plan’’; (2) an amendment that increases the size of an Approved Plan of common membership units or other equity interests available under such plan by no more than 10%; or (3) the issuance of common membership units or other equity interests of Holdings II pursuant to convertible securities or option awards, either approved by KRH or issued prior to any approval rights set forth in this section;

•	hiring or terminating the employment of the chief executive officer, chief financial officer or any executive officer of Holdings II or any subsidiary or the entering into, amendment or termination of any employment, severance, change of control or other contract with any employee who has a written employment agreement with Holdings II or any subsidiary;

•	entering into any agreement with respect to or the taking of any material steps to facilitate a transaction that constitutes a change of control of Holdings II or a proposal for such a transaction;

•	entering into any agreement, or the modification or termination of any agreement, by Holdings II or any of its subsidiaries with, or for the benefit of, any shareholder of the managing member who beneficially owns 5% or more of the common stock of the managing member or any affiliate of such a shareholder;

•	changing the purpose of Holdings II, or the entering into of any materially different line of business or substantially changing the strategic business plan of Holdings II or its subsidiaries, except as contemplated by the annual business plan;

•	leasing (as lessor), licensing (as licensor) or other transfer of assets (including securities) or intellectual property by Holdings II or its subsidiaries: (i) having a fair market value or for consideration exceeding $5.0 million, taken as a whole; or (ii) to which the revenue or the profits attributable exceed $5.0 million, taken as a whole, in any one transaction or series of related transactions, in each case, determined using the most recent quarterly consolidated financial statements of Holdings II;

•	entering into any agreement with respect to or consummating any acquisition by Holdings II or its subsidiaries of any business or assets having a fair market value in excess of $5.0 million taken as a whole, in any one transaction or series of related transactions, whether by purchase and sale, merger, consolidation, restructuring, recapitalization or otherwise;

•	entering into, modifying or terminating any agreement for Holdings II or its subsidiaries to provide any services to any person that requires capital expenditures or payments in excess of $1.0 million in the aggregate;

•	settling claims or suits in which Holdings II (or any of its subsidiaries) is a party for an amount that exceeds the relevant provision in the budget by more than $1.0 million (including any related litigation expenses) or where equitable or injunctive relief is included as part of such settlement or entering into any consent decree or similar binding order with any governmental agency;

•	dissolving of Holdings II or any subsidiary of Holdings II, adopting a plan of liquidation of Holdings II or of any subsidiary or effecting any action by Holdings II or any subsidiary to commence any suit, case, proceeding or other action: (i) under any existing or future law of any jurisdiction relating to bankruptcy, insolvency, reorganization or relief of debtors seeking to have an order for relief entered with respect to Holdings II or any subsidiary, or seeking to adjudicate Holdings II or any subsidiary as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment winding up, liquidation, dissolution, composition or other relief with respect to Holdings II or any subsidiary; or (ii) seeking appointment of a receiver, trustee, custodian or other similar official for Holdings II or any subsidiary, or for all or any material portion of the assets of Holdings II or any of its subsidiaries, or making a general assignment for the benefit of the creditors of Holdings II or any of its subsidiaries; and

•	approving any significant tax matter involving Holdings II and any subsidiary of Holdings II.

Supermajority vote for certain matters.    So long as KRH beneficially owns at least 30% of issued and outstanding common membership units of Holdings II, approval of at least 75% of the directors of RHI Inc. then in office will be required before RHI Inc., in its capacity as sole manager of Holdings II, may authorize Holdings II to take any of the following actions:

•	except as provided in the annual business plan, acquire, dispose, lease or license assets by Holdings II or enter into any contract or contracts to do the foregoing, in a single transaction or in two or more transactions (related or unrelated) in any consecutive twelve-month period with an aggregate value (as determined in good faith by the board) exceeding 20% of the fair market value of the business of Holdings II operating as a going concern (as determined in good faith by the board);

•	merge, reorganize, recapitalize, reclassify, consolidate, dissolve, liquidate or enter into a similar transaction;

•	incur any funded indebtedness (including the refinancing of any funded indebtedness) or repay before due any funded indebtedness (other than a working capital revolving line of credit) with a fixed term in either case, in a single transaction or in two or more transactions (related or unrelated) in an aggregate amount in excess of $50.0 million per year;

•	authorize, issue, grant or sell additional Holdings II membership units or rights with respect to membership units, other than under approved equity plans;

•	enter into, modify or terminate certain contracts not in the ordinary course of business of the type specified in Item 601(b)(10)(i) of Regulation S-K;

•	except as specifically set forth in the Holdings II LLC Agreement (including, without limitation, with respect to required tax distributions), declare, set aside or pay any redemption of, or dividends with respect to, membership interests, payable in cash, property or otherwise; and

•	approve any actions relating to Holdings II that could reasonably be expected to have a material adverse tax effect on KRH.

For purposes of calculating the beneficial ownership of common membership units in Holdings II by KRH with respect to KRH’s special approval rights and the supermajority vote of RHI Inc.’s board of directors for certain matters, the following shall apply: (i) shares of RHI Inc.’s common stock held by KRH or a permitted transferee issued upon an exchange of common membership units in Holdings II will be counted, without duplication, as being common membership units beneficially owned by KRH as if the common membership units in Holdings II had not been exchanged, so long as KRH or a permitted transferee continues to hold such shares of RHI Inc.’s common stock; (ii) shares of RHI Inc.’s common stock held by KRH or a permitted transferee issued as a stock dividend, stock split, recapitalization, anti-dilution adjustment or acquired through a rights offering to shareholders and/or members, to the extent acquired in respect of shares of RHI Inc.’s common stock described in clause (i) above or this clause (ii) shall be counted, without duplication, as being common membership units in Holdings II beneficially owned by KRH, as if such shares of RHI Inc.’s common stock were received in an exchange and KRH or the permitted transferee held the non-exchanged common membership units; and (iii) common membership units in Holdings II beneficially owned by permitted transferees of KRH will be counted as being beneficially owned by KRH. Permitted transferees include affiliates of KRH and entities that are owned more than 50% by KRH or entities that ultimately control KRH.

Board and committee structure.    Immediately after completion of this offering, we expect to have a board of directors comprised of KRH’s four director designees and, within one year after the completion of this offering, RHI Inc. intends to nominate and elect three additional directors all of which must be independent directors pursuant to applicable securities rules and regulations and Nasdaq listing requirements. Our board of directors will be divided into three classes, each of whose members will serve for staggered three-year terms. Because only four directors will be in place at the completion of this offering, Mr. Loverro will serve on Class I, Mr. Hudgins will serve on Class II and Messrs. Halmi, Jr. and Goldberg will serve on Class III. See ‘‘Management — Board composition following this offering.’’

We will only have four directors immediately after the completion of this offering, only one of whom will qualify as an independent director. Therefore, certain non-independent director designees of KRH will participate on the audit committee, nominating committee and compensation committee for a period no longer than one year from the completion of this offering. We must have a majority of independent directors on the audit committee within 90 days from the completion of this offering, and a fully independent audit committee within one year from the completion of this offering. We intend to comply with these rules within the required time frame.

Distributions.    All distributions will be made to the members pro rata in proportion to the relative number of membership units held. The Holdings II LLC Agreement provides that Holdings II will be required to make distributions to the members on a quarterly basis in accordance with the relative number of units held by such members, in an aggregate amount at least equal to the product of: (i) the tax rate; and (ii) the aggregate amount of Holdings II’s U.S. federal taxable income, less the aggregate amount of Holdings II’s prior U.S. federal taxable losses, if any, to the extent not previously taken into account (but only to the extent usable by members). The Holdings II LLC Agreement provides that the tax rate is initially 41% but may be adjusted by RHI Inc. to reflect changes in applicable tax rates.

Transfer restrictions.    The Holdings II LLC Agreement generally permits members of Holdings II (other than RHI, Inc.) to transfer its common membership units of Holdings II, subject to limited exceptions. RHI Inc. may not transfer any common membership units of Holdings II to any third party. Any transferee of common membership units must assume, by operation of law or written agreement, all of the obligations of the transferring member with respect to the transferred units, even if the transferee is not admitted as a member of Holdings II. In the event of a transfer of common membership units by KRH, the transferee shall not have the rights and powers of KRH to designate nominees to our board of directors, unless the transferee is an entity that is affiliated with KRH or that is controlled by certain owners of KRH.

Common unit exchange right.    Beginning six months from the completion of this offering, members of Holdings II (other than RHI, Inc.) will have the right to exchange their common membership units in Holdings II for, at RHI Inc.’s option, shares of RHI Inc. common stock on a one-for-one basis (as adjusted to account for stock splits, recapitalization or similar events) or cash, or a combination of both stock and cash.

Issuance of units upon exercise of options or vesting of other equity compensation.    Upon the exercise of options RHI Inc. has issued or the vesting of shares for other types of equity compensation (such as issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), Holdings II will have an obligation to purchase from RHI Inc., for their then-current fair market value, the number of RHI Inc.’s shares being issued in connection with the exercise of options or vesting of shares for other types of equity compensation. RHI Inc. will then contribute to Holdings II the amount of money received from Holdings II, in exchange for a number of common membership units in Holdings II equal to the number of RHI Inc.’s shares issued upon such exercise of options or vesting of shares.

In addition, any other issuance of common membership units of Holdings II will require the approval of the independent directors of RHI, Inc. as manager.

Dissolution.    The Holdings II LLC Agreement will provide that the unanimous consent of all members holding common membership units will be required to voluntarily dissolve Holdings II. In addition to a voluntary dissolution, Holdings II will be dissolved upon the entry of a decree of judicial dissolution in accordance with Delaware law. Upon a dissolution event, the proceeds of liquidation will be distributed in the following order:

•	first, to pay the expenses of winding up and dissolving Holdings II;

•	second, to pay debts and liabilities owed to creditors of Holdings II, other than members;

•	third, to pay debts and liabilities owed to members; and

•	fourth, to liquidate in accordance with capital account balances of the members.

Confidentiality.    Each member will agree to maintain the confidentiality of the Holdings II’s intellectual property and other confidential information for a period of three years following the date of dissolution of Holdings II or such earlier date as such member ceases to be a member. This obligation covers information provided to Holdings II by the members and their affiliates, and excludes disclosures required by law or judicial process.

Amendment.    The Holdings II LLC Agreement may be amended by a vote of the members holding a majority of the outstanding common membership units plus the affirmative vote of KRH, if KRH does not hold the majority of outstanding common membership units. Amendments to specified provisions require the additional consent of the independent directors of RHI Inc. as manager. No amendment that would materially impair the voting power or economic rights of any outstanding common membership units in relation to any other outstanding class of units may be made without the consent of a majority of the affected units. No amendment that would materially impair the voting power or economic rights of any member in relation to the other members may be made without the consent of the affected member.

Indemnification.    The Holdings II LLC Agreement provides for indemnification of the manager, members and officers of Holdings II and their respective subsidiaries or affiliates, as described in more detail under ‘‘Management — Limitation of liability and indemnification of directors and officers.’’

Tax receivable agreement

Beginning six months from the completion of this offering, KRH will be entitled to exchange its common membership units in Holdings II for, at RHI Inc.’s option, shares of RHI Inc. common stock on a one-for-one basis (as adjusted to account for stock splits, recapitalizations, investments or similar events) or cash, or a combination of both stock and cash. Holdings II intends to make a special tax election pursuant to Section 754 of the Internal Revenue Code, entitling RHI Inc. to a special tax basis adjustment in the assets of Holdings II that are attributable to the units acquired by RHI Inc. in the exchanges. These increases in tax basis may increase depreciation and amortization deductions for tax purposes and therefore reduce the amount of tax that RHI Inc. would otherwise be required to pay in the future.

In connection with the completion of this offering, RHI Inc. will enter into a tax receivable agreement with KRH that will provide for the payment by RHI Inc. to KRH of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that RHI Inc. realizes (or is deemed to realize in the case of an early termination payment by RHI Inc., as discussed below) as a result of these increases in tax basis and of certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. Generally, such payments are required to be made annually. However, at any time that the present value of the payments that are forecasted to be made under the agreement, based on certain assumptions, is equal to or less than $25.0 million, and KRH owns less than 10% of the outstanding common membership units in Holdings II, KRH may, subject to any contractual or legal restrictions, require RHI Inc. to pay the present value amount; provided, however, that RHI Inc. may elect to pay such amount in, at its option, shares of RHI Inc. common stock, cash or a combination of both stock and cash. While the actual increase in tax basis, as well as the amount and timing of any payments under this agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of RHI Inc.’s common stock at the time of the exchange, the extent to which such exchanges are taxable and the amount and timing of RHI Inc.’s income, we expect that as a result of the size of the increases in the tax basis of the assets of Holdings II, the payments that RHI Inc. may make to KRH will be substantial. The payments under the tax receivable agreement are not conditioned upon KRH’s continued ownership of Holdings II. RHI Inc. or its subsidiaries may need to incur debt or otherwise raise capital to finance payments under the tax receivable agreement to the extent RHI Inc.’s cash resources are insufficient to meet RHI Inc.’s obligations under the tax receivable agreement as a result of timing discrepancies or otherwise.

In addition, the tax receivable agreement provides that within a specified period of time after the occurrence of a change of control event, RHI Inc. will be required to terminate the agreement by making an early termination payment to KRH. A change of control event is defined as:

•	any person or group is or becomes the beneficial owner (other than a permitted holder), directly or indirectly, of RHI Inc.’s voting stock representing 50% or more of the total voting power of all outstanding voting stock of the Company;

•	RHI Inc. consolidates with, or merges with or into, another entity or person, or RHI Inc. sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person or entity, other than any such transaction where immediately after such transaction the shareholders of RHI Inc. beneficially owned immediately prior to such transaction, directly or indirectly, voting stock representing a majority of the total voting power of all outstanding voting stock of the Company, beneficially own or owns (as so determined), directly or indirectly, voting stock representing a majority of the total voting power of the outstanding voting stock of the surviving entity or transferee person;

•	during any consecutive one-year period, the members of the board of directors of RHI Inc. who were (1) members of such board of directors upon the completion of this offering or (2) nominated for election or elected to such board of directors with the approval of a majority of the continuing directors who were members of such board at the time of such nomination or election cease for any reason to constitute a majority of the board of directors of RHI Inc. (any director elected in lieu of a KRH designee is not either (1) or (2)); or

•	the adoption of a plan of liquidation or dissolution of RHI Inc.

This early termination payment would equal the present value of the payments that are forecasted to be made under the agreement, based on certain assumptions, including that RHI Inc. would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement. In addition to such an early termination payment after certain change of control events, the tax receivable agreement provides that RHI Inc. must make an early termination payment in the event of a material breach by RHI Inc.

A tax authority may challenge all or part of the tax basis increases discussed above and a court could sustain such a challenge. In that event, RHI Inc. may be required to pay additional taxes and possibly penalties and interest to one or more tax authorities and future payments to KRH under the tax receivable agreement would cease or diminish. Additionally, because KRH will not reimburse RHI Inc. for any payments made under the tax receivable agreement, if such tax authority successfully challenged all or part of the tax basis increases, payments under the tax receivable agreement could be in excess of RHI Inc.’s cash tax savings.

KRH’s rights under the tax receivable agreement are assignable to any person including transferees of its membership units in Holdings II (other than RHI, Inc. as transferee pursuant to an exchange of common membership units in Holdings II). In addition, KRH has the right to cancel the agreement at any time and such cancellation by KRH would not result in any accelerated payment.

Director designation agreement

Designation Rights.    Pursuant to a director designation agreement between RHI Inc. and KRH, so long as KRH owns at least 5% of the issued and then outstanding common membership units in

Holdings II, KRH will have the right to appoint or nominate directors to RHI Inc.’s board of directors for election. As indicated above, in the Holdings II LLC Agreement, certain approval rights of KRH are triggered if any one of the designees is not appointed to RHI Inc.’s board, nominated by RHI Inc. or elected by RHI Inc.’s stockholders, as applicable (subject to certain exceptions described below).

Initially KRH will have the right to designate four director designees to RHI Inc.’s seven-member board of directors who will then be voted upon and possibly elected by our shareholders. If KRH’s ownership of the then outstanding common membership units in Holdings II falls below 30% (but remains at or above 20%), then KRH will have the right to designate three designees to our board of directors. If KRH’s ownership of the then outstanding common membership units in Holdings II falls below 20% (but remains at or above 10%), then KRH will have the right to designate two designees to our board of directors. If KRH’s ownership of the then outstanding common membership units in Holdings II falls below 10% (but remains at or above 5%), then KRH will have the right to designate one designee to our board of directors. If KRH’s ownership of the then outstanding common membership units in Holdings II falls below 5%, then KRH will not have the right to designate any designees to our board of directors.

In the event that the board of directors of RHI Inc. is increased in size and if KRH owns at least 30% of the outstanding common membership units of Holdings II, then KRH will have the right to designate additional designees to our board of directors that constitute at least a majority of the board of directors and, if KRH owns less than 30%, but at least 5%, of the outstanding common membership units of Holdings II, KRH will be entitled to nominate a comparable percentage of directors to our board of directors based on the seven-member composition of our board of directors.

Calculation of KRH’s beneficial ownership of membership units.    For purposes of calculating the beneficial ownership of common membership units by KRH with respect to the director designation rights of KRH, the following shall apply: (i) shares of RHI Inc.’s common stock held by KRH or a permitted transferee issued upon an exchange of common membership units in Holdings II will be counted, without duplication, as being common membership units beneficially owned by KRH as if the common membership units in Holdings II had not been exchanged, so long as KRH or a permitted transferee continues to hold such shares of RHI Inc.’s common stock; (ii) shares of RHI Inc.’s common stock held by KRH or a permitted transferee issued as a stock dividend, stock split, recapitalization, anti-dilution adjustment or acquired through a rights offering to shareholders and/or members, to the extent acquired in respect of shares of RHI Inc.’s common stock described in clause (i) above or this clause (ii) shall be counted, without duplication, as being RHI Inc.’s common membership units in Holdings II beneficially owned by KRH, as if such shares of common stock were received in an exchange and KRH or the permitted transferee held the non-exchanged common membership units; and (iii) common membership units in Holdings II beneficially owned by permitted transferees of KRH will be counted as being beneficially owned by KRH. Permitted transferees include affiliates of KRH and entities that are owned more than 50% by KRH or entities that ultimately control KRH.

Independent directors.    The director designation agreement further provides that, so long as KRH has the right to designate four director designees to our seven-member board of directors, one of those designees must qualify as an ‘‘independent director’’ at the time of designation. If an increase in the size of RHI Inc.’s board occurs, and KRH continues to own at least 30% of common membership units in Holdings II, an additional KRH designee or designees, as applicable, must qualify as independent directors to the extent necessary to comply with applicable securities rules and regulations and Nasdaq listing requirements. If KRH’s right to designate director designees falls below four, KRH will not be obligated to designate a director designee that qualifies as an independent director. An ‘‘independent director’’ under the director designation agreement is a director who qualifies as an ‘‘independent director’’ of RHI Inc. under such applicable securities rules and regulations and Nasdaq listing requirements.

Company obligations.    RHI Inc. has agreed to cause each director designee to be included in the board’s slate of nominees submitted to RHI Inc.’s stockholders for election of directors and in the proxy statement prepared by management in connection with soliciting proxies for every meeting of RHI Inc.’s stockholders called with respect to the election of members of the board. RHI Inc. shall not be obligated to cause to be nominated for election to the board or recommend to RHI Inc.’s stockholders the election of any director designee (i) who fails to submit to RHI Inc. on a timely basis such questionnaires as RHI Inc. may reasonably require of RHI Inc.’s directors generally and such other information as RHI Inc. may reasonably request in connection with preparation of RHI Inc.’s filings under securities laws or (ii) if the board of directors or nominating committee determines in good faith, after consultation with outside legal counsel, that such action would result in a breach of the directors’ fiduciary duties or applicable law. In the event such determination is made, KRH shall be notified and given the opportunity to provide an alternative director designee. Upon the occurrence of either (i) or (ii) above, KRH’s special approval rights of certain matters with respect to Holdings II will be triggered and remain in effect until KRH’s replacement director designee is elected to the RHI Inc. board.

At any time a vacancy occurs because of the death, disability, resignation or removal of a director designee, then the board, or any committee thereof, will not vote, fill such vacancy or take any action until such time that (i) KRH has designated a successor director designee and the board has filled the vacancy and appointed such successor director designee, (ii) KRH fails to designate a successor director designee within 30 days of such vacancy, or (iii) KRH has specifically waived its rights to designate a successor director designee under the director designation agreement and has consented to the board, or any committee thereof, taking a vote on such enumerated actions prior to the board filling the vacancy with a successor director designee. KRH has the right to fill a vacancy with a successor director designee to any class of the board so long as the class selected has a vacancy at the time such successor designee is provided by KRH.

RHI Inc. has agreed under the director designation agreement that RHI Inc. will not increase the size of the board without the prior written consent of KRH.

Assignment and amendment.    The right to designate designees for election to RHI Inc.’s board of directors may not be assigned by KRH except upon the prior written consent of the other parties to the agreement. However, no prior written consent shall be required for an assignment by KRH to an affiliate who acquires common membership units in Holdings II and becomes a party to the director designation agreement. KRH may partially assign its designation rights to a permitted transferee that owns common membership units in Holdings II such that a permitted transferee may designate a portion of KRH’s total number of director designees permitted under the agreement. Such assignee’s rights will cease at such time as it ceases to be a permitted transferee (an affiliate of KRH). The director designation agreement may not be amended, modified, altered or supplemented except with the prior written consent of each of the parties to the agreement.

Registration rights agreement

In connection with the completion of this offering, RHI Inc. will enter into a registration rights agreement with KRH. The registration rights agreement provides KRH the unlimited right to demand that RHI Inc. use reasonable best efforts, upon any exchange of its common membership units in Holdings II for shares of RHI Inc.’s common stock, to effect the registration of any stock for KRH under the Securities Act, any applicable state securities laws and any applicable Nasdaq or any other stock exchange rules and regulations.

Additionally, upon request by KRH, RHI Inc. must use reasonable best efforts to maintain effectiveness of these mandatory registration statements until the earlier of the time when KRH has disposed of all its registrable securities and the time when all registered securities held by KRH are eligible for resale under specified exemptions from registration under federal securities laws and regulations. KRH has the right to designate the underwriter in connection with any registration and sale of RHI Inc.’s stock. RHI Inc. are responsible for the expenses in connection with the registration of securities pursuant to the registration rights agreement other than underwriters’ discounts and brokers’ commissions in connection with such registration and offering. RHI Inc. will agree to enter into an underwriting agreement with any underwriter in connection with any such registration which would provide customary indemnification and representations and warranties to any underwriter under such registration statement, as well as causing to be provided to such underwriter customary opinions, accountant’s ‘‘comfort letters’’ and other documents, agreements (including ‘‘lock-up agreements’’) or instruments as may be reasonably requested by such underwriter. The registration rights agreement does not require any specific penalty or monetary consideration in the event that a registration statement is not declared effective or if effectiveness is not maintained.

The registration rights agreement also grants KRH unlimited ‘‘piggyback’’ registration rights with respect to other registrations of RHI Inc.’s common stock such that if RHI Inc. were to register for sale any of RHI Inc.’s common stock, KRH will have the ability to request that the common stock issuable upon the exchange of their common membership units in Holdings II be included under such registration statement.

Reorganization agreement

Under the reorganization agreement, subject to the completion of this offering, RHI Inc. and KRH are obligated to effectuate the reorganization and transactions described in this prospectus under the section ‘‘Corporate history and reorganization — Reorganization and offering transactions,’’ as such section may be amended from time to time until the confirmation of this offering. This agreement will terminate and the obligations in the agreement will not survive if the initial public offering of our common stock is not completed within one year from the execution of the agreement.

Value units

KRH is providing certain executives with long-term equity incentive compensation awards in the form of profits interest in KRH, which entitle the executives to share in the future profits of the business. These profits will not be paid by RHI Inc. For a further discussion on the Value Units, see ‘‘Executive compensation — Summary of Class B Units and Value Units.’’

Transactions with Holdings II

Membership unit subscription agreement

We intend to enter into a membership unit subscription agreement with Holdings II. Subject to the satisfaction of certain conditions described below, under the membership unit subscription agreement, Holdings II will agree to issue to us, and we will agree to subscribe to 13,500,100 common membership units of Holdings II, which represents approximately 57.7% of the common membership units of Holdings II. The per unit purchase price we will pay for the common membership units will be equal to the per share purchase price that our common stock is sold to the public pursuant to this offering. The agreement also provides that KRH will contribute its 100% interest in RHI LLC to Holdings II in exchange for 9,900,000 common membership units in Holdings II, which represents approximately 42.3% of common membership units of Holdings II.

Upon the closing of this offering, Holdings II will also fund a distribution to KRH for $35.7 million intended to return capital contributions by KRH used for the funding of capitalized film production costs incurred prior to the reorganization, which KRH will use to repay its unsecured term loan facility. KRH and RHI Inc. have agreed to waive their rights to pro rata distributions pursuant to the LLC Agreement for this one time cash distribution.

In addition to other customary closing conditions, the sale of the common membership units of Holdings II will be conditioned upon our entry into an underwriting agreement with the managing underwriters for this offering, the completion of the reorganization and offering transactions as described in this prospectus, and the absence of any order, decree or judgment of any court or other governmental authority that makes the sale of the common membership units of Holdings II to us illegal or invalid. The membership unit subscription agreement will automatically terminate if the closing conditions are not satisfied or waived on or before a specified date or if the registration statement relating to this offering is withdrawn for any reason prior to such date.

The agreement also provides that Holdings II will agree to issue to us, and we will agree to subscribe to, up to 2,025,000 common membership units of Holdings II (approximately 8.0% of the common units of Holdings II) if the managing underwriters exercise their over-allotment option to purchase additional shares from us. The number of shares sold pursuant to the underwriters’ over-allotment option will equal the number of additional units in Holdings II issued to us. The per unit price that we will pay for the common units will be equal to the per share purchase price that our common stock is sold to the public pursuant to this offering.

Transactions with Kelso

Financial advisory agreement

Under the terms of the financial advisory agreement between Kelso, the principal investor of KRH, and us (as the successor to RHI Entertainment Holdings, LLC), dated January 12, 2006 (inception), we are required to pay a financial advisory fee of up to $600,000 per year, payable quarterly in advance to Kelso in consideration for financial advisory services provided to us. The financial advisory agreement provides that we will indemnify Kelso and Kelso’s officers, directors, affiliates’ respective partners, employees, agents and control persons (as such term is used in the Securities Act and the rules and regulations thereunder), against claims, losses and expenses as incurred in connection with the services rendered to us or our predecessors under the financial advisory agreement or arising out of any such person being a controlling person of KRH and our company. It also provides that we reimburse Kelso’s expenses incurred in connection with Kelso’s investment in RHI LLC and with respect to all other services to be provided to us or our predecessors by Kelso. The financial advisory agreement also provides for the payment of certain fees, as may be determined by our board of directors, payable by us to Kelso in connection with financial advisory and other services and for the reimbursement by us of expenses incurred by Kelso in connection with such services. In March 2008, Kelso temporarily suspended payment of their quarterly management fee to optimize the company’s available liquidity. The temporary suspension will be in effect until such time that Kelso believes it appropriate to reinstate payments. In January 2006, we paid Kelso a fee of $6 million in cash for services rendered by Kelso to perform investment and evaluation due diligence to determine the most appropriate manner to structure the acquisition of the company, to negotiate and structure the acquisition credit facility and to negotiate employment agreements.

In connection with the completion of this offering, we intend to enter into a termination agreement with Kelso under which we will agree to pay Kelso a one-time fee of $6 million payable upon the completion of this offering. Pursuant to the terms of the termination letter, in return for the $6 million fee, the annual advisory fee and our obligations with respect to certain other fees (as determined by our board of directors) will terminate. In addition, pursuant to the termination letter, Kelso’s obligations with respect to consulting and other services will terminate after KRH no longer owns at least 5% of the issued and outstanding common membership units in Holdings II. We intend to use a portion of the proceeds from this offering and the concurrent financing transactions to pay the $6 million fee to Kelso. Our obligations with respect to the indemnification of Kelso and reimbursement of Kelso’s expenses will survive the termination of the obligations of the parties described above.

Undertaken in connection with the reorganization for this offering, Holdings II will assume all the obligations under the financial advisory agreement in consideration for KRH’s contribution of its ownership interest in RHI LLC to Holdings II.

May 2008 equity contribution

On May 8, 2008, RHI Entertainment Holdings, LLC, which will change its name to KRH Investments LLC immediately prior to the completion of this offering, borrowed $30.0 million under a new 27-month senior unsecured term loan facility. Affiliates of Kelso provided $10.0 million of the loan, which matures on August 8, 2010. After paying fees and related expenses, RHI Entertainment Holdings, LLC contributed all of the net proceeds to RHI LLC as an additional investment in the common equity interests of RHI LLC, which used the investment for additional working capital. We expect KRH to repay all amounts under the unsecured term loan facility with the proceeds from a distribution from us for a reimbursement of the funding of capitalized film production costs previously made by KRH and funded by the proceeds from this offering. See ‘‘Use of proceeds.’’

Interest on borrowings under the unsecured term loan facility accrues at a rate of 19% per annum through the first anniversary of the facility, which increases by an additional 1% per annum at the commencement of each of the fifth, sixth, seventh, eighth and ninth quarters. Interest is payable in cash, except that the borrower has the option, so long as no event of default has occurred and is continuing, to elect to pay in kind the portion of interest on the loans in excess of 19%, if any. If the borrower defaults in the payment of principal or interest, or upon an event of default related to ERISA matters, the lenders will have the option to require the borrower to pay additional interest on the loans from the date of non-payment to the date of cure at a per annum rate equal to 2%.

The unsecured term loan facility is subject to a prepayment premium in connection with any prepayment prior to May 8, 2009 equal to the amount by which the aggregate amount of interest that otherwise would have been payable on the prepaid loans during the period from the closing date to the first anniversary of the facility exceeds the amount of interest actually paid on such loans during the period from the closing date to and including the date of prepayment. The prepayment penalty is $5.7 million, which will be paid with a portion of the proceeds from this offering.

Description of capital stock

Authorized capital

The following description of material terms of our capital stock and certain provisions of our certificate of incorporation and bylaws, each of which will be in effect upon completion of this offering, are summaries and are qualified by reference to the certificate of incorporation and the bylaws, copies of which have been filed as exhibits to the registration statement, of which this prospectus forms a part.

Our authorized capital stock consists of:

•	125,000,000 shares of common stock, par value $.01 per share; and

•	12,500,000 shares of preferred stock, par value $.01 per share.

Common stock

Upon completion of this offering, there will be 13,500,100 shares of our common stock issued and outstanding (15,525,100 if the underwriters exercise their over-allotment option in full).

Voting rights

Each holder of common stock will be entitled to one vote per share.

Our directors will be elected by all of our common stockholders voting together as a single class. The director designation agreement among KRH, Holdings II and us will provide that KRH will have the right to designate four director designees to our seven-member board of directors who will be voted upon and possibly elected by our stockholders. Holders of shares of common stock will not be entitled to cumulate their votes in the election of directors. See ‘‘Relationships and certain related transactions — Transactions with KRH — Director designation agreement.’’

Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of our outstanding voting power. Except as otherwise required by the DGCL, our certificate of incorporation or the voting rights granted to any preferred stock we subsequently issue, the holders of outstanding shares of common stock and preferred stock entitled to vote thereon, if any, will vote as one class with respect to all matters to be voted on by our stockholders. Except as otherwise provided by law, and subject to any voting rights granted to any preferred stock we subsequently issue, amendments to our certificate of incorporation must be approved by holders of at least a majority of the combined voting power of the outstanding common stock. Under the DGCL, amendments to our certificate of incorporation that would alter or change the powers, preferences or special rights of the common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class.

Dividends

Holders of common stock will share ratably (based on the number of shares of common stock held) in any dividend declared by our board of directors, subject to any preferential rights of any outstanding preferred stock. See ‘‘Dividend policy.’’

Other rights

Upon our liquidation, dissolution or winding up, after payment in full of the amounts required to be paid to holders of preferred stock, if any, all holders of common stock, regardless of class, will be entitled to share ratably in any assets available for distribution to holders of shares of common stock. No shares of any class of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.

Preferred stock

Upon completion of this offering, our board of directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of 12.5 million shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. Upon completion of this offering, there will be no shares of preferred stock outstanding. We have no present plans to issue any shares of preferred stock. See ‘‘Anti-Takeover effects of certain provisions of Delaware law, the certificate of incorporation, the bylaws and certain other agreements’’ below.

Anti-Takeover effects of certain provisions of Delaware law, the certificate of incorporation, the bylaws and certain other agreements

We have elected in our certificate of incorporation not to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203.

Certain other provisions of the certificate of incorporation and bylaws may be considered to have an anti-takeover effect and may delay or prevent a tender offer or other corporate transaction that a stockholder might consider to be in its best interest, including those transactions that might result in payment of a premium over the market price for our shares. These provisions are designed to discourage certain types of transactions that may involve an actual or threatened change of control of us without prior approval of our board of directors. These provisions are meant to encourage persons interested in acquiring control of us to first consult with our board of directors to negotiate terms of a potential business combination or offer. We believe that these provisions protect against an unsolicited proposal for a takeover of us that might affect the long term value of our stock or that may be otherwise unfair to our stockholders. For example, our certificate of incorporation and bylaws:

•	establish supermajority approval requirements by our directors before our board may take certain actions (discussed below);

•	authorize the issuance of ‘‘blank check’’ preferred stock that could be issued by our board of directors to increase the number of outstanding shares, making a takeover more difficult and expensive;

•	establish a classified board of directors;

•	allow removal of directors only for cause;

•	prohibit stockholder action by written consent;

•	do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates; and

•	provide that KRH will be able to exercise a greater degree of influence over the operations of Holdings II, which may discourage other nominations to our board of directors, if any director nominee designated by KRH is not elected by our stockholders.

Our tax receivable agreement that we expect to enter into prior to the completion of this offering will contain a change of control provision which, if triggered, would require us to make a one-time cash payment to KRH equal to the present value of the payments that are forecasted to be made under the agreement based on certain assumptions. Furthermore, our senior secured credit agreements contain change of control provisions as well which, if triggered, would require us, at our lenders’ option, to prepay our credit facilities. These restrictions, along with those in our formation and reorganization documents, could keep us from pursuing relationships with strategic partners and from raising additional capital, which could impede our ability to expand our business and strengthen our competitive position. These restrictions could also limit stockholder value by impeding a sale of us or Holdings II.

Classified board of directors

Our directors will be divided as evenly as possible into three classes, designated Class I, Class II and Class III. If the number of directors is not evenly divisible by three, the remaining positions shall be allocated first to Class III and then to Class II. The members of each class shall serve for a staggered three-year term, except that the initial terms of the Class I directors shall expire at the annual meeting of stockholders in 2008; the initial terms of the Class II directors shall expire at the annual meeting of stockholders in 2009; and the initial terms of the Class III directors shall expire at the annual meeting of stockholders in 2010. Each director will be elected to serve until the election of the director’s successor at an annual meeting of stockholders for the election of directors for the year in which the director’s term expires or at a special meeting called for that purpose. As a result, approximately one third of our board of directors will be elected each year. Upon completion of this offering, our board of directors will initially consist of seven directors, but only four directors (all KRH director designees) will serve on the board upon the completion of this offering. All directors are to be elected by the holders of a plurality of the voting power of our outstanding common stock, voting together as a single class. Directors may be removed only for cause. See ‘‘Management — Board composition following this offering’’ and ‘‘Relationships and certain related transactions — Transactions with KRH — Director designation agreement.’’

Special approval rights for certain matters

So long as KRH beneficially owns at least 30% of issued and outstanding common membership units of Holdings, approval of at least 75% of the directors then in office will be required before RHI Inc., in its capacity as sole manager of Holdings, may authorize Holdings to take certain actions which are further described in ‘‘Relationships and certain related transactions — Transactions with KRH — Holdings II LLC Agreement — Supermajority vote for certain matters.’’

Special meeting of stockholders

Special meetings of our stockholders may be called only by a majority of our directors.

Actions by written consent

Stockholder action can be taken only at an annual or special meeting of stockholders, and cannot be taken by written consent in lieu of a meeting.

Advance notice requirements for stockholder proposals and director nominations

Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally must be delivered to and received at our principal executive offices, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, that in the event that the date of such meeting is advanced more than 30 days prior to, or delayed by more than 70 days after, the anniversary of the preceding year’s annual meeting of our stockholders, a stockholder’s notice to be timely must be so delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Our bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized but unissued shares

Upon completion of this offering, there will be 111,499,900 authorized, but unissued shares of common stock and 12,500,000 authorized but unissued shares of preferred stock. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Amendments to certificate of incorporation or bylaws

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. The affirmative vote of the holders of at least 66-2/3% of our issued and outstanding common stock, voting as a single class, is required to amend or repeal our bylaws. In addition, under the DGCL, an amendment to our certificate of incorporation that would alter or change the powers, preferences or special rights of the common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Subject to our bylaws, our board of directors may from time to time make, amend, supplement or repeal our bylaws by vote of a majority of our board of directors.

Common membership units in Holdings II

Upon completion of this offering, there will be 23,400,100 common membership units of Holdings issued and outstanding, 9,900,000 of which will be beneficially owned by KRH, and 13,500,100 of which will be beneficially owned by us. The number of outstanding common membership units owned by us will at all times equal the number of shares of our outstanding common stock. With respect to this offering and any future offering of common stock, the proceeds we receive, will be transferred to Holdings II in exchange for common membership units equal in number to the number of shares of common stock we issued. Pursuant to the terms of the Holdings II LLC Agreement beginning six months from the completion of this offering, KRH will be entitled to exchange its common membership units in Holdings II for, at our option, shares of RHI Inc. common stock on a one-for-one basis (as adjusted to account for stock splits, recapitalizations or similar events) or cash, or a combination of both stock and cash. See ‘‘Relationships and certain related transactions — Transactions with KRH — Holdings II LLC Agreement’’ and ‘‘Corporate history and reorganization — Reorganization and offering transactions.’’

Registration rights

Upon completion of this offering, we will enter into a registration rights agreement with KRH. See ‘‘Relationships and certain related transactions — Registration rights agreement.’’

Transfer agent and registrar

The transfer agent and registrar for the common stock is expected to be Mellon Investor Services LLC.

Listing

Our common stock has been approved for listing on the Nasdaq Global Market under the symbol ‘‘RHIE’’. The common membership units of Holdings II will not be listed on any securities exchange.

Description of senior credit facilities

Upon the closing of this offering, our senior credit facilities will consist of $525.0 million of first priority senior secured credit facilities and a $55.0 million new second priority senior secured credit facility. On May 29, 2008, we entered into an amendment to our senior first lien credit facilities that permits us to, among other things, complete our reorganization for purposes of this offering, voluntarily repay our existing senior second lien credit facility in full and enter into a new second lien facility. The amendment also sets out the material terms to a new intercreditor agreement. The amendment also permits RHI LLC to make distributions to Holdings II to permit Holdings II and its equity holders, including us and KRH, to pay income taxes. The material provisions of the amendment will become effective upon closing of this offering and the summaries below assume the effectiveness of the amendment.

First priority senior secured credit facilities

We refer to our first priority senior secured credit facilities as the first lien facilities. The first lien facilities are provided by a syndicate of banks, financial institutions and institutional lenders, with RHI LLC, as borrower, certain of its subsidiaries as guarantors, JPMorgan Chase Bank, N.A., as administrative agent and issuing bank, the Royal Bank of Scotland Plc, as syndication agent, and Bank of America, N.A., as documentation agent. The first lien facilities are provided under an amended and restated credit, security, guaranty and pledge agreement, which we refer to as the first lien credit agreement. The first lien facilities will consist of a revolving credit facility of $350.0 million and a $175.0 million term loan facility. The first lien facilities mature on April 13, 2013.

The first lien facilities are governed by a borrowing base that is calculated according to a formula based primarily on the value of our eligible receivables, plus our unsold film library rights. Our eligible receivables refer to the present value of the net amounts our customers are contractually obligated to pay to us and which we reasonably expect to collect. We evaluate our eligible receivables on a monthly basis. The value of our unsold film library rights is equal to the present value of the unexploited rights to our completed items of product as determined annually by an independent consultant. Our eligible receivables and the value of our unsold film library rights could fluctuate over time and impact our borrowing base capacity. We are required to repay loans when the total amount outstanding under the first lien facilities (including outstanding letters of credit) exceeds our borrowing base.

Letters of credit may be issued under the revolving facility in an indeterminate amount, except that the aggregate amount of all letters of credit plus the amount of outstanding revolving facility loans cannot exceed the lesser of:

•	the current borrowing base minus the principal amount of term loans then outstanding; and

•	the total commitments in respect of the revolving facility.

Interest rate and fees

Interest on borrowings under the first lien facilities accrues at a per annum rate equal to an applicable margin plus, at our option, either: (a) a base rate equal to the higher of (1) the prime rate of the administrative agent and (2) the federal funds rate plus ½ of 1%; or (b) a LIBOR rate as adjusted for certain associated costs. The applicable margin for borrowings is 1.00% with respect to all base rate borrowings and 2.00% with respect to all LIBOR borrowings. If we default in the payment of principal or interest, the lenders will have the option to require us to pay additional interest on such overdue amounts from the date of non-payment to the date of cure at a per annum rate equal to 2%.

We also pay a quarterly commitment fee to the lenders of our revolving credit facility for the unutilized commitments thereunder at a per annum rate equal to 0.375%. We also pay customary letter of credit and agency fees.

Prepayments

We may voluntarily repay outstanding loans under the first lien facilities at any time without premium or penalty.

The first lien facilities require us to prepay outstanding term loans and revolving loans (without any reductions in the commitments thereof) with:

•	100% of the net cash proceeds of all non-ordinary course dispositions of property or assets, subject to exceptions, unless:

•	we reinvest those proceeds in assets to be used in our business or to make certain other permitted investments within 360 days;

•	our borrowing base after giving effect to such disposition is at least 125% of the aggregate lender commitments; or

•	the disposition is a sale or license of any item of product in the ordinary course of business or a sale-leaseback or incentive transaction permitted by the first lien credit agreement; and

•	100% of the net proceeds of any incurrence of debt by any credit party other than debt permitted under the first lien facilities.

In addition, the first lien facilities require us to repay outstanding loans (without any reductions in the commitments therefor) if the aggregate principal amount of all outstanding loans plus the aggregate amount of lender exposure in respect of outstanding letters of credit exceeds our then current borrowing base.

All prepayments also require the payment of customary ‘‘breakage’’ costs with respect to LIBOR loans.

Repayment

We are required to repay principal of the term loan under the first lien facilities so that the outstanding principal balance does not exceed $157.5 million by April 13, 2011 (effectively a 10% repayment) and $122.5 million by April 13, 2012 (effectively a 20% repayment), with the balance payable at maturity. Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity.

Guarantee and security

All obligations under the first lien facilities are unconditionally guaranteed by RHI LLC’s three principal subsidiaries, RHI Entertainment Distribution, LLC, RHI Entertainment Productions LLC and RHI International Distribution, Inc. Each future direct or indirect domestic subsidiary of RHI LLC that has assets of $250,000 or greater, and each entity that guarantees obligations under the second lien facility, will also be required to become a guarantor of the first lien facilities.

All of RHI LLC’s obligations under the first lien facilities (including amounts payable under hedging agreements and amounts payable to the administrative agent in respect of accounts maintained with it or its affiliates), and all of the obligations of the guarantors in respect of their guarantees under the first lien facilities, are secured by substantially all of RHI LLC’s and the guarantors’ assets, subject to exceptions. In addition, RHI LLC’s parent, Holdings II, has pledged all of RHI LLC’s outstanding membership interests, and RHI LLC has pledged all of the outstanding capital stock and membership interests of each of its direct and indirect domestic subsidiaries and 65% of the outstanding capital stock and membership interests (or such lesser percentage that it owns) of each of RHI LLC’s foreign subsidiaries. RHI LLC is also required to pledge the capital stock of future subsidiaries that it may create or acquire from time to time in a similar fashion.

Covenants

The first lien facilities contain a number of customary affirmative covenants and a number of negative covenants that, among other things, restrict the ability of RHI LLC and its subsidiaries to, among other things and subject to enumerated exceptions:

•	incur additional indebtedness or guarantees;

•	create or suffer to exist liens on assets;

•	enter into negative pledges in respect of liens on our assets;

•	make investments or acquisitions;

•	pay dividends and distributions (generally other than tax distributions to Holdings II’s members) or repurchase our capital stock;

•	repay the second lien facilities or any unsecured indebtedness;

•	engage in mergers or consolidations;

•	sell or dispose of receivables;

•	enter into hedging agreements;

•	enter into sale and leaseback transactions;

•	engage in transactions with affiliates;

•	amend agreements governing our indebtedness and agreements material to our business; and

•	change our line of business.

In addition, the first lien facilities require RHI LLC to maintain the following two financial covenants:

•	minimum consolidated net worth, tested annually, equal to at least 80% of our consolidated net worth on December 31, 2006 plus, in each subsequent year, the minimum amount required in the previous year plus 75% of the proceeds from equity issuances plus 75% of consolidated net income, minus dividends paid; and

•	a maximum coverage ratio, tested quarterly, based on a ratio of specified eligible library amount (without any advance rate discount) and specified receivables amount to the aggregate amount of secured indebtedness, which cannot exceed 1:1.

Kelso has the right to make specified equity contributions to cure any failure to meet the financial covenants, so long as it is in the form of common equity or other equity that does not require repayment and is made within 10 days after the applicable compliance certificate is due. The equity cure right is limited so that there are at least two quarters in any four, and at least four quarters in any eight, when no specified equity contribution is made.

The first lien facilities also limit the amount of financial exposure we can incur to produce or acquire any mini-series to 30% of the budgeted negative cost for such item of product. Our total production exposure for all items of product (other than mini-series) is limited to $30.0 million in the aggregate.

The negative covenant restricting dividends and distributions contains an exception for tax distributions. The amount of those tax distributions by RHI LLC is limited to the product of:

•	the estimated or actual taxable income of Holdings II, as determined for federal income tax purposes, and

•	either:

o	the highest combined federal, state and local marginal tax rate applicable to corporations residing in New York City, New York, or

o	(a) if greater and (b) KRH’s percentage ownership of the outstanding membership interests of Holdings II is at least 20%, the highest combined federal, state and local marginal tax rate applicable to individuals residing in New York City, New York.

RHI LLC’s ability to make these tax distributions, and the timing and amount of the tax distributions, will be further limited in the amendments to our senior secured credit facilities which we expect to obtain prior to the completion of this offering. RHI LLC will not be permitted to make any such tax distributions at any time that a default or event of default has occurred and is continuing or would be created by the distribution. See ‘‘Risk Factors—We are a holding company with no operations of our own, and we will depend on the distributions from Holdings II to meet our ongoing obligations and to pay cash dividends on our common stock.’’

The negative covenant restricting the incurrence of indebtedness contains an exception that allows us to enter into slate financing, which is the financing of a number of films that we otherwise would not produce or acquire any rights in, on terms specified in the first lien credit agreement.

The first lien facilities also restrict the ability of Holdings II to own any assets other than the capital stock of RHI LLC or to permit any encumbrances on RHI LLC’s membership interests.

Events of default

The first lien facilities contain customary events of default, including but not limited to, the following:

•	any representation, warranty or certification is false or misleading in any material respect when made or delivered;

•	non-payment of principal when due;

•	non-payment of interest, fees or other obligations when due, subject to 3 days grace period;

•	breach of any negative covenant or, subject to the equity cure right, any financial covenant;

•	failure to notify the administrative agent of any default or event of default or other events that would reasonably be expected to have a material adverse effect, to adversely impact at least $15.0 million of eligible receivables, or result in a judgment in excess of $15.0 million;

•	failure to deliver financial statements, reports and compliance and borrowing base certificates, or failure to maintain deposit accounts with the administrative agent or to deliver control agreements with respect to other accounts, in each case after 10 days;

•	breach of any other covenant, condition or agreement, after 30 days;

•	cross-default to any payment default on other indebtedness over $15.0 million, and cross-acceleration to any non-payment default on such other indebtedness;

•	insolvency and the voluntary or involuntary commencement of any bankruptcy action by or against the borrower or any guarantor;

•	final judgments in excess of $15.0 million that are not discharged within 60 days;

•	failure to fund contributions to pension and similar plans that would reasonably be expected to result in a material adverse effect;

•	the security documents for the first lien facilities shall not be in full force and effect with respect to collateral having aggregate value in excess of $250,000;

•	the validity or enforceability of any guarantee or lien in respect of the first lien facilities shall be contested by the borrower or any guarantor; and

•	a change of control.

Second priority senior secured credit facility

We refer to our new second priority senior secured credit facility as the new second lien facility. The new second lien facility is being provided to RHI LLC, as borrower, by a syndicate of banks and financial institutions and institutional lenders, with JPM Mezzanine Capital LLC, as administrative agent. The new second lien facility is being provided under a new security, guaranty and pledge agreement, which we refer to as the new second lien credit agreement. The second lien facility consists of a $55.0 million term loan facility that matures on the seventh anniversary of the completion of this offering. The amendment to our first lien credit facilities allows us to enter into commitments for an additional $20.0 million under our new second lien credit facility. As of the date of this prospectus, we have not obtained such commitments nor can we assure that such commitments will be available to us in the future. We will use the proceeds of our new second lien facility, to the extent necessary and appropriate, to pay any remaining borrowings under our existing senior second lien credit facility after a portion of the use of proceeds from this offering have been applied.

Interest rate and fees

Interest on borrowings under the new second lien facility accrues at a per annum rate equal to LIBOR plus 7.5%. We may elect to pay interest in periods of either one, two, three or six months for LIBOR borrowings. If we default in the payment of principal or interest, the lenders will have the option to require us to pay additional interest on such overdue amounts from the date of non-payment to the date of cure at a per annum rate equal to 2%. We also pay customary agency fees.

Prepayments

We may voluntarily repay outstanding loans under the new second lien facility at any time, subject to the provisions of the intercreditor agreement and first lien credit agreement. So long as our first lien facilities remain outstanding, any prepayment of the second lien facility requires the consent of the first lien lender. We obtained a consent for the prepayments to be made of our existing senior second lien credit facility with the proceeds of this offering and the incremental commitments under the first lien facilities. Any prepayment of principal made prior to the one-year anniversary of the closing of our new second lien facility will require a 1% premium on the loans repaid.

The new second lien facility requires us to prepay outstanding loans with the proceeds of asset dispositions and the issuance of indebtedness, in the same manner as the first lien facilities set forth above, but only after all obligations in respect of the first lien facilities have been paid in full and terminated.

All prepayments require payment of customary ‘‘breakage’’ costs with respect to LIBOR loans.

Repayment

No repayments are required in respect of the new second lien facility. Principal amounts outstanding under the new second lien facility are due and payable in full at maturity.

Guarantee and security

All obligations under the new second lien facility are unconditionally guaranteed by the same subsidiaries of RHI LLC that guarantee the first lien facilities. The new second lien facility requires that each future direct or indirect domestic subsidiary of RHI LLC (other than certain immaterial subsidiaries), and each entity that guarantees obligations under the first lien facilities will become a guarantor of the new second lien facility.

All of RHI LLC’s obligations under the new second lien facility are secured by substantially all of the same collateral that secure the first lien facilities. RHI LLC is also required to pledge the capital stock of future subsidiaries and membership interests that RHI LLC may create or acquire from time to time in the same manner as required under the first lien facilities.

Covenants

The new second lien facility contains affirmative and negative covenants that are substantially the same to those contained in the first lien facilities, although certain baskets and exceptions in the second lien facility are more generous to the borrower. The new second lien facility contains only one financial covenant, which is substantially the same as the coverage ratio test set forth in the first lien facilities.

Events of default

The new second lien facility contains customary events of default that are substantially similar to those set forth in the first lien facilities, although certain thresholds in the second lien facility are more generous to the borrower. The non-payment cross-acceleration event of default in the second lien facility is not triggered by an acceleration of the first lien facilities.

Intercreditor agreement

The administrative agents under each of the first lien facilities and the new second lien facility are a party to an intercreditor agreement that will govern the relative rights of the lenders of the first lien facilities and the lenders of the new second lien facility in respect of the collateral. The liens on the collateral that secure the first lien facilities have priority in right of payment over the liens on substantially the same collateral that that secure the new second lien facility. The intercreditor agreement contains customary provisions and, generally, the representatives of the first lien facilities are entitled to exercise all rights in respect of collateral prior to the time that all obligations in respect of the first lien facilities are paid in full and terminated. The representatives of the new second lien facility may exercise rights in respect of collateral after expiration of a standstill period that may last up to 180 days.

The intercreditor agreement caps the maximum principal amount of the first lien facilities and allows up to $52.5 million of incremental first lien facility in the context of a workout and/or a debtor-in-possession financing. The intercreditor agreement provides the lenders under the new second lien facility with an option to purchase the first lien facilities lenders’ claims.

The intercreditor agreement limits RHI LLC’s ability to refinance the first lien facilities or to make modifications to certain provisions of the first lien facilities, including an extension of the maturity of the facilities or an alteration of definitions that would have the effect of increasing the availability of the revolving credit facility under the first lien facilities. The intercreditor agreement limits RHI LLC’s ability to refinance its new second lien facility by limiting: an increase in the applicable margin to no more than 400 basis points; an increase in the principal amount; limiting the ability to shorten the maturity date; and ensuring that the covenants and events of default are no more restrictive than those contained in the existing facility.

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. Sales of significant amounts of our common stock in the public market after this offering, including shares of our common stock issued upon exercise of outstanding options or upon exchange of the common membership units in Holdings II for our common stock, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Lock-up agreements

In connection with this offering, RHI Inc., our executive officers and directors and investors of KRH will agree with the underwriters to enter into lock-up agreements described in ‘‘Underwriters.’’

Sale of restricted shares

Upon completion of this offering, 13,500,100 shares of common stock and 23,400,100 Holdings II common membership units will be outstanding. If the underwriters’ over-allotment option is exercised in full, there will be 15,525,100 shares of common stock, and 25,425,100 Holdings II common membership units outstanding.

Of the 13,500,100 shares of common stock to be outstanding upon completion of this offering (15,525,100 if the underwriters exercise their over-allotment option), 13,500,000 shares of common stock offered pursuant to this offering (15,525,000 shares if the underwriters’ over-allotment option is exercised in full) will be freely tradable without restriction or further registration under federal securities laws except to the extent shares of common stock are purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act.

All of Holdings II common membership units are ‘‘restricted securities’’ under the Securities Act. The 9,900,000 shares of common stock issuable on exchange of Holdings II common membership units, are, or when issued on exchange will be, eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 of the Securities Act, subject to the contractual provisions of our agreements with KRH. See ‘‘Relationships and certain related transactions — Transactions with KRH — Registration rights agreement.’’

Rule 144

A person who has beneficially owned restricted shares of our common stock or warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale. Persons who have beneficially owned restricted shares of our ordinary shares for at least six months but who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the total number of securities of the same class then outstanding, which will equal 135,001 shares immediately after this offering (or 155,251 shares if the underwriters exercise their over-allotment option); or

•	the average weekly trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale,

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions described above.

Registration rights

Upon completion of this offering, KRH will hold in the aggregate approximately 9,900,000 Holdings II common membership units. As described under ‘‘Relationships and certain related transactions — Transactions with KRH — Holdings II LLC Agreement,’’ KRH will have the right to redeem these common membership units in exchange for, at our option, our common stock on a one-for-one basis (as adjusted to account for stock splits, recapitalizations or similar events), a cash payment equal to the market price of one share of our common stock or any combination of cash and stock. Pursuant to the Registration Rights Agreement described above in ‘‘Relationships and certain related transactions — Transactions with KRH — Registration rights agreement,’’ KRH will have the right, subject to various conditions and limitations, to demand the filing of, and include such shares of our common stock in, registration statements relating to our common stock, subject to a lock-up arrangement described in ‘‘Underwriting.’’ These registration rights of our stockholders could impair the prevailing market price and impair our ability to raise capital by depressing the price at which we could sell our common stock.

Material U.S. federal income tax considerations to
non-U.S. holders of our common stock

The following discussion is a summary of the material U.S. federal income tax considerations generally applicable to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all the potential U.S. federal income tax consequences relating thereto, nor does it address any tax consequences arising under any state, local or non-U.S. tax laws or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this offering. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of that holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, former U.S. citizens or residents, partnerships and other pass-through entities, ‘‘controlled foreign corporations,’’ ‘‘passive foreign investment companies,’’ corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation, persons that actually or constructively own 5% or more of our common stock, and persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a ‘‘U.S. person’’ for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) or a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust: (1) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust; or (2) that has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them.

Distributions on our common stock

Distributions of cash or property on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes first will constitute a return of capital and be applied against and reduce a holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain.

Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with a U.S. trade or business conducted by such holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding possible entitlement to benefits under a tax treaty.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business, the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the U.S.

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (or, if required by an applicable tax treaty, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a U.S. person. A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a 30% rate or such lower rate specified by an applicable tax treaty. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Gain on sale or disposition of our common stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, or, if required by an applicable tax treaty, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation (a ‘‘USRPHC’’) during the relevant statutory period.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a U.S. person. A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a 30% rate or such lower rate specified by an applicable tax treaty. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Gain described in the second bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate, but may be offset by U.S. source capital losses of the non-U.S. holder.

With respect to the third bullet point above, we believe that we currently are not a USRPHC, and we do not anticipate becoming a USRPHC in the future. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. In the event we do become a USRPHC, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as U.S. real property interests only with respect to a non-U.S. holder that actually or constructively holds more than 5 percent of our common stock.

Personal holding company status

RHI Inc. could be subject to additional U.S. federal income tax on a portion of its income if it is determined to be a personal holding company (a ‘‘PHC’’), for U.S. federal income tax purposes. A U.S. corporation generally will be classified as a PHC for U.S. federal income tax purposes in a given taxable year if (i) at any time during the last half of such taxable year, five or fewer individuals (including for this purpose certain entities such as certain tax-exempt organizations and pension funds) own or are deemed to own (pursuant to constructive ownership rules) more than 50% of the stock of the corporation by value (the ‘‘PHC ownership test’’) and (ii) at least 60% of the corporation’s adjusted ordinary gross income, as determined for U.S. federal income tax purposes, for such taxable year consists of PHC income (which includes, among other things, dividends, interest, royalties, annuities and, under certain circumstances, rents) (the ‘‘PHC income test’’).

Although currently we believe we do not satisfy the PHC ownership test (and therefore believe we currently are not a PHC), it is possible we could satisfy the PHC ownership test based on future circumstances, including exchanges by KRH of its common membership units in Holdings II for shares of our common stock. If we satisfy the PHC ownership test, RHI Inc. would be a PHC if, as a factual matter, RHI Inc.’s income meets the PHC income test. The outcome of the PHC income test will depend on the composition of our income in the future and therefore cannot be predicted with certainty. Thus, no assurance can be given that RHI Inc. will not become a PHC in the future.

If RHI Inc. were to become a PHC in a given taxable year, it would be subject to an additional 15% PHC tax on its undistributed PHC income, which generally includes the company’s taxable income, subject to certain adjustments. For taxable years beginning after December 31, 2010, the PHC tax rate on undistributed PHC income will be equal to the highest marginal rate on ordinary income applicable to individuals (currently 35%). If RHI Inc. were to become a PHC and had significant amounts of undistributed PHC income, the amount of PHC tax could be material; in that event, distribution of such income would generally cause the PHC tax not to apply.

Information reporting and backup withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends, together with other information. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable tax treaty. This information also may be made available under a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. However, backup withholding generally will not apply to payments of dividends to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or otherwise establishes an exemption.

Payments of the proceeds from a disposition by a non-U.S. holder of our common stock made by or through a non-U.S. office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to those payments if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period or a foreign partnership if at any time during its tax year: (1) one or more of its partners are U.S. persons who hold in the aggregate more than 50 percent of the income or capital interest in such partnership; or (2) it is engaged in the conduct of a U.S. trade or business, unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder or an exemption is otherwise established, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

Payment of the proceeds from a non-U.S. holder’s disposition of our common stock made by or through the U.S. office of a broker may be subject to information reporting. Backup withholding will apply unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury, such as by providing a valid IRS Form W-8BEN or W-8ECI, or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. Non-U.S. holders should consult their tax advisors on the application of information reporting and backup withholding to them in their particular circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. and Banc of America Securities LLC are acting as joint book-running managers and are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities Inc.	6,750,000
Banc of America Securities LLC	4,050,000
Cowen and Company, LLC	1,350,000
Thomas Weisel Partners LLC	1,350,000
Total	13,500,000

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.588 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered in this offering.

The underwriters have an option to buy up to 2,025,000 additional shares of common stock from the company to cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise their over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions are equal to the initial public offering price per share of common stock less the amount paid by the underwriters to us or, in the case of any additional shares, to the company per share of common stock. The underwriting discounts and commissions are $0.98 per share. The underwriters have agreed to reimburse us for certain expenses in connection with this offering. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Underwriting discounts and commissions

	Paid by us without overallotment exercise	Paid by us with overallotment exercise
Per share	$0.98	$0.98
Total	$13,230,000	$15,214,500

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $5.9 million, net of reimbursements.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that, with limited exceptions, for a period of 180 days after the date of the final prospectus, we will not offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of common stock, without the prior written consent of J.P. Morgan Securities Inc. for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if: (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. These restrictions shall not apply to: (a) sales of common stock in this offering; (b) any shares of common stock issued upon the exercise of the options granted under existing employee stock option plans and any options to purchase shares of common stock issued under existing stock option plans; and (c) the transfer of shares of our common stock to any seller in connection with an acquisition by us or one of our subsidiaries that does not involve registration of such shares of common stock pursuant to the Securities Act where the number of shares of common stock issued and/or sold does not, in the aggregate, exceed more than 10% of the number of outstanding shares of common stock outstanding (after giving effect to the sale of the shares of common stock in this offering) and the recipients agree to be bound by the lock-up agreements described below.

Our directors and executive officers, and substantially all of the holders of common membership units in KRH, have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of the final prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc.: (1) offer, pledge, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock (including, without limitation, common stock that may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the SEC and securities that may be issued upon exercise of a stock option or warrant); or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if: (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock has been approved for listing on the Nasdaq Global Market under the symbol ‘‘RHIE’’. In connection with this listing, the underwriters have undertaken to sell the shares of common stock to ensure that the Nasdaq distribution standards are met.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be ‘‘covered’’ shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be ‘‘naked’’ shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors, including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares of common stock will trade in the public market at or above the initial public offering price.

Each underwriter has represented that: (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services Market Act 2000 (FSMA) received by it in connection with the issue or sale of any common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each member state of the European Economic Area which has implemented the prospectus directive (each, a Relevant Member State), each underwriter has represented and agreed that, with effect from and including the date on which the prospectus directive is implemented in that Relevant Member State (the Relevant Implementation Date), it has not made and will not make an offer of common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the prospectus directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the prospectus directive) subject to obtaining the prior consent of the book-running manager for any such offer; or

•	in any other circumstances that do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the prospectus directive.

For the purposes of this provision, the expression ‘‘offer of shares to the public’’ in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the prospectus directive in that Member State and the expression ‘‘prospectus directive’’ means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates (including Kelso) and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Moreover, because affiliates of J.P. Morgan Securities Inc. are lenders under the KRH unsecured term loan facility and our existing senior second lien credit facility, affiliates of such underwriter will receive a portion of the proceeds of this offering. Because J.P. Morgan Securities Inc. and its affiliates may receive more than 10% of the net proceeds in this offering, the underwriters may be deemed to have a ‘‘conflict of interest’’ under Rule 2710(h) of the Conduct Rules of the FINRA. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the conduct rules. Rule 2720 requires that the initial public offering price can be no higher than that recommended by a ‘‘qualified independent underwriter,’’ as defined by the FINRA. Banc of America Securities LLC has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part.

Legal matters

The validity of the shares of common stock being offered is being passed upon for us by Latham & Watkins LLP, New York, New York. Weil, Gotshal & Manges LLP, New York, New York, advised the underwriters in connection with this offering of the common stock.

Experts

The balance sheet of RHI Entertainment, Inc. as of April 30, 2008 has been included herein and in the registration statement related to this offering in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of RHI Entertainment, LLC and subsidiaries as of December 31, 2007 and 2006 (successor) and the related consolidated statements of operations, member’s equity (deficit) and comprehensive loss, and cash flows for the year ended December 31, 2007 (successor), the period from January 12, 2006 (inception) to December 31, 2006 (successor) and the consolidated statements of operations, member’s equity (deficit) and comprehensive loss and cash flows of Hallmark Entertainment LLC and its subsidiaries for the period from January 1, 2006 to January 11, 2006 (predecessor), and for the year ended December 31, 2005 (predecessor) have been included herein and in the registration statement related to this offering in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the financial statements of RHI Entertainment, LLC and subsidiaries refers to the adoption of Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payments, as of January 1, 2006 and RHI Entertainment, LLC’s acquisition, effective January 12, 2006 (inception), of the outstanding assets and liabilities of Hallmark Entertainment LLC and subsidiaries in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial statements for the period after the acquisition are presented on a different cost basis than that of the periods before the acquisition and, therefore, are not comparable.

Where you can find more information

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, referred to as the Securities Act, with respect to the shares of our common stock offered by this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents. We have included copies of those documents as exhibits to the registration statement.

The registration statement and the exhibits thereto filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. The registration statement and other information filed by us with the SEC are also available at the SEC’s website at http://www.sec.gov. You may request copies of the filing, at no cost, by telephone at (703) 748-0760 or by mail at RHI Entertainment, Inc., 1325 Avenue of the Americas, 21st Floor, New York, New York 10019.

As a result of this offering, we and our stockholders will become subject to the proxy solicitation rules, annual and periodic reporting requirements, restrictions of stock purchases and sales by affiliates and other requirements of the Exchange Act. We will furnish our stockholders with annual reports containing audited financial statements certified by independent auditors and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

Index to financial statements

Page
RHI Entertainment, Inc.
Report of independent registered public accounting firm	F-2
Balance sheet as of April 30, 2008	F-3
Notes to balance sheet	F-4
RHI Entertainment, LLC
Report of independent registered public accounting firm	F-5
Consolidated balance sheets as of March 31, 2008, December 31, 2007 and 2006 (successor) (unaudited)	F-6
Consolidated statements of operations for the three months ended March 31, 2008 and 2007 (successor) (unaudited), the year ended December 31, 2007 (successor), the period January 12, 2006 (inception) to December 31, 2006 (successor) and the year ended December 31, 2005 (predecessor)	F-7
Consolidated statements of member’s equity/(deficit) and comprehensive loss for the three months ended March 31, 2008 and 2007 (successor) (unaudited), the year ended December 31, 2007 (successor), the period January 12, 2006 (inception) to December 31, 2006 (successor) and the year ended December 31, 2005 (predecessor)	F-8
Consolidated statements of cash flows for the three months ended March 31, 2008 and 2007 (successor) (unaudited), the year ended December 31, 2007 (successor), the period January 12, 2006 (inception) to December 31, 2006 (successor) and the year ended December 31, 2005 (predecessor)	F-9
Notes to consolidated financial statements	F-11

Report of Independent Registered Public Accounting Firm

The Board of Directors
RHI Entertainment, Inc.:

We have audited the accompanying balance sheet of RHI Entertainment, Inc. as of April 30, 2008. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit of a balance sheet also includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of RHI Entertainment, Inc. as of April 30, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

New York, New York
May 12, 2008

RHI Entertainment, Inc.
Balance Sheet as of April 30, 2008

Assets
Cash	$1,000
Stockholder’s Equity
Common stock, par value $0.01 per share, 100 shares authorized, issued and outstanding	$1
Additional paid in capital	999
Total stockholder’s equity	$1,000

See accompanying notes to balance sheet.

RHI Entertainment, Inc.
Notes to Balance Sheet
As of April 30, 2008

(1)    Organization

RHI Entertainment, Inc. (RHI Inc. or the Company), was incorporated in the state of Delaware on August 24, 2007 for the sole purpose of becoming the managing member of RHI Entertainment Holdings II, LLC.

(2)    Basis of Presentation

The Company’s Balance Sheet has been prepared in accordance with U.S. generally accepted accounting principles. Separate Statements of Operations, Changes in Stockholder’s Equity and of Cash Flows have not been presented because this entity has had no activity.

(3)    Stockholder’s Equity

The Company has been capitalized with the issuance of 100 shares of Common Stock with a par value of $0.01 per share for a total of $1,000.

Report of Independent Registered Public Accounting Firm

The Member
RHI Entertainment, LLC:

We have audited the accompanying consolidated balance sheets of RHI Entertainment, LLC and subsidiaries as of December 31, 2007 and 2006 (Successor), and the related consolidated statements of operations, member’s equity (deficit) and comprehensive loss, and cash flows for the year ended December 31, 2007 and for the period from January 12, 2006 (inception) to December 31, 2006 (Successor periods); and the consolidated statement of operations, member’s equity (deficit) and comprehensive loss, and cash flows of Hallmark Entertainment LLC and subsidiaries (Predecessor) for the period from January 1, 2006 to January 11, 2006 and for the year ended December 31, 2005 (Predecessor periods). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned Successor consolidated financial statements present fairly, in all material respects, the financial position of RHI Entertainment, LLC and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the Successor periods, in conformity with U.S. generally accepted accounting principles. Further, in our opinion, the aforementioned Predecessor consolidated financial statements present fairly the results of operations and cash flows of Hallmark Entertainment LLC for the Predecessor periods, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 3 and 11 to the accompanying consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment as of January 1, 2006.

As discussed in Note 4 to the consolidated financial statements, effective January 12, 2006, RHI Entertainment, LLC acquired all of the outstanding assets and liabilities of Hallmark Entertainment LLC and subsidiaries in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial statements for the period after the acquisition are presented on a different cost basis than that for the periods before the acquisition and, therefore, are not comparable.

/s/ KPMG LLP

New York, New York
April 29, 2008, except for Note 17 which is as of May 8, 2008

RHI ENTERTAINMENT, LLC
Consolidated Balance Sheets
(Dollars in thousands)

	Pro Forma
	March 31, 2008(1)	March 31, 2008	December 31, 2007	December 31, 2006
	(Unaudited)	(Unaudited)
Assets
Cash	$10,548	$10,548	$1,407	$3,751
Accounts receivable, net of discount to present value of $5,822, $6,311 and $815, respectively	97,612	97,612	113,759	63,710
Film production costs, net	768,744	768,744	754,337	702,578
Property and equipment, net	389	389	399	473
Prepaid and other assets, net	17,815	17,815	20,055	24,378
Intangible assets, net	3,243	3,243	3,600	4,927
Goodwill	59,838	59,838	59,838	59,838
Total assets	$958,189	$958,189	$953,395	$859,655
Liabilities and Member’s Equity
Accounts payable and accrued liabilities	$51,364	$51,364	$40,172	$32,210
Accrued film production costs	135,944	135,944	132,656	104,577
Debt	646,322	675,437	655,951	565,000
Notes and amounts payable to affiliates, net	41,700	—	—	—
Deferred revenue	25,512	25,512	24,203	25,010
Total liabilities	900,842	888,257	852,982	726,797
Member’s equity	79,995	92,580	112,270	132,907
Accumulated other comprehensive loss	(22,648)	(22,648)	(11,857)	(49)
Total member’s equity	57,347	69,932	100,413	132,858
Total liabilities and member’s equity	$958,189	$958,189	$953,395	$859,655
(1)	The pro forma consolidated balance sheet gives effect to the accrual of $6.0 million payable to Kelso & Company, L.P. in exchange for the termination of our fee obligations under our existing financial advisory agreement (refer to Note 14) and $35.7 million to fund a distribution to RHI Entertainment, LLC’s parent company intended to return capital contributions by it used for the funding of capitalized film production costs incurred prior to the reorganization which it will use to repay its unsecured term loan facility (it is assumed that, as of March 31, 2008, the net proceeds from the unsecured term loan facility have been contributed to the Company and applied as a reduction of its outstanding debt. See Note 17) as if it was accrued on March 31, 2008. This amount is payable upon the consummation of the initial public offering of RHI Entertainment, Inc., a holding company that, following the reorganization of RHI Entertainment, LLC’s parent company, will consolidate the operations of RHI Entertainment, LLC.

See accompanying notes to consolidated financial statements.

RHI ENTERTAINMENT, LLC
Consolidated Statements of Operations
(Dollars in thousands)

	Successor				Predecessor
	Three Months Ended March 31, 2008	Three Months Ended March 31, 2007	Year Ended December 31, 2007	Period from January 12, 2006 (inception) to December 31, 2006	Year Ended December 31, 2005
	(Unaudited)	(Unaudited)
Revenue
Production revenue	$4,941	$—	$133,149	$108,035	$158,034
Library revenue	17,280	6,742	98,862	83,732	91,970
Total revenue (including $70,566 from affiliates in 2005)	22,221	6,742	232,011	191,767	250,004
Cost of sales (including film production cost impairment charges of $295,205 for the year ended December 31, 2005)	17,578	4,957	137,074	118,130	449,157
Gross profit (loss)	4,643	1,785	94,937	73,637	(199,153)
Other costs and expenses:
Selling, general and administrative	12,889	7,533	45,684	30,597	26,796
Compensation expense – Company founder (note 4)	—	—	—	12,351	—
Amortization of intangible assets	357	332	1,327	1,473	—
Goodwill impairment charge	—	—	—	—	141,365
Management fees & royalties paid to related parties	150	150	600	600	278
(Loss) income from operations	(8,753)	(6,230)	47,326	28,616	(367,592)
Other (expense) income:
Interest expense, net	(11,754)	(13,199)	(51,487)	(32,610)	(22,566)
Interest income	19	52	215	379	2,880
Loss on extinguishment of debt	—	—	(17,297)	—	—
Other income (expense), net	887	87	70	715	(1,812)
Loss before income taxes	(19,601)	(19,290)	(21,173)	(2,900)	(389,090)
Income tax (provision) benefit	(593)	2,010	(1,424)	(6,341)	—
Net loss	$(20,194)	$(17,280)	$(22,597)	$(9,241)	$(389,090)

See accompanying notes to consolidated financial statements.

RHI ENTERTAINMENT, LLC
Consolidated Statements of Member’s Equity (Deficit)
and Comprehensive Loss
(Dollars in thousands)

	Member’s equity (deficit)	Accumulated other comprehensive (loss) income	Total member’s equity (deficit)
Predecessor Company
Balance, January 1, 2005	$301,144	$(696)	$300,448
Net loss	(389,090)	—	(389,090)
Comprehensive loss			(389,090)
Contributed capital – assumption of liability (note 16)	3,000	—	3,000
Balance, December 31, 2005	$(84,946)	$(696)	$(85,642)

Successor Company
Balance, January 12, 2006 (inception)	$—	$—	$—
Net loss	(9,241)	—	(9,241)
Unrealized loss on interest rate swap contracts	—	(49)	(49)
Comprehensive loss			(9,290)
Capital contribution, net of organizational costs of $254	137,826	—	137,826
Contributed capital – Share-based compensation (note 11)	4,322	—	4,322
Balance, December 31, 2006	132,907	(49)	132,858
Net loss	(22,597)	—	(22,597)
Unrealized loss on interest rate swap contracts	—	(11,808)	(11,808)
Comprehensive loss			(34,405)
Capital contribution	20	—	20
Contributed capital – Share-based compensation (note 11)	1,940	—	1,940
Balance, December 31, 2007	$112,270	$(11,857)	$100,413
Net loss (unaudited)	(20,194)	—	(20,194)
Unrealized loss on interest rate swap contracts (unaudited)	—	(10,791)	(10,791)
Comprehensive loss (unaudited)			(30,985)
Capital contribution (unaudited)	20	—	20
Contributed capital – Share-based compensation (note 11) (unaudited)	484	—	484
Balance, March 31, 2008 (unaudited)	$92,580	$(22,648)	$69,932

See accompanying notes to consolidated financial statements.

RHI ENTERTAINMENT, LLC
Consolidated Statements of Cash Flows
(Dollars in thousands)

	Successor				Predecessor
	Three Months Ended March 31, 2008	Three Months Ended March 31, 2007	Year Ended December 31, 2007	Period from January 12, 2006 (inception) to December 31, 2006	Year Ended December 31, 2005
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(20,194)	$(17,280)	$(22,597)	$(9,241)	$(389,090)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization of fixed assets	49	50	204	172	189
Loss on disposal of fixed assets	—	2	2	6	7
Amortization of film production costs, including 2005 impairments	13,006	3,829	122.493	113,186	442,747
Loss on extinguishment of debt	—	—	17,297	—	—
Share-based compensation	484	485	1,940	4,322	—
Amortization of deferred debt financing costs	287	947	1,844	2,371	—
Amortization of debt discount	186	—	526	—	—
Amortization of intangible assets	357	332	1,327	1,473	—
Deferred income taxes	(1,156)	477	(1,354)	75	—
Impairment of goodwill	—	—	—	—	141,365
Legal expense assumed by Hallmark	—	—	—	—	3,000
(Decrease) increase of accounts receivable reserves	(489)	(17)	5,496	100	226
Change in operating assets and liabilities:
Decrease (increase) in accounts receivable	16,636	20,332	(55,545)	8,320	20,067
Decrease (increase) in prepaid and other assets	3,109	(810)	(9,585)	907	(563)
Increase in receivable from Crown Media	—	—	—	—	(17,167)
Additions to film production costs	(27,413)	(26,758)	(174,252)	(155,964)	(171,369)
Increase (decrease) in accounts payable and accrued liabilities	401	(11,853)	(3,846)	16,703	6,921
Increase (decrease) in accrued film production costs	3,288	(7,750)	28,079	(56,659)	(59,928)
Increase in notes and amounts payable to affiliates, net	—	—	—	—	26,507
Increase (decrease) in deferred revenue	1,309	16,376	(807)	(25,289)	11,914
Decrease in other deferred liabilities	—	—	—	—	(1,084)
Net cash (used in) provided by operating activities	(10,140)	(21,638)	(88,778)	(99,518)	13,742

See accompanying notes to consolidated financial statements.

RHI ENTERTAINMENT, LLC
Consolidated Statements of Cash Flows — (Continued)
(Dollars in thousands)

	Successor				Predecessor
	Three Months Ended March 31, 2008	Three Months Ended March 31, 2007	Year Ended December 31, 2007	Period from January 12, 2006 (inception) to December 31, 2006	Year Ended December 31, 2005
	(Unaudited)	(Unaudited)
Cash flows from investing activities
Acquisition of Hallmark Entertainment, LLC, net of cash acquired	—	—	—	(426,807)	—
Acquisition of Crown Media Distribution, LLC	—	—	—	(152,835)	—
Purchase of property and equipment	(39)	(61)	(132)	(223)	(206)
Net cash used in investing activities	(39)	(61)	(132)	(579,865)	(206)
Cash flows from financing activities
Borrowing from credit facilities	28,243	19,500	744,378	621,000	—
Repayments of credit facilities	(8,943)	—	(653,953)	(56,000)	—
Deferred debt financing costs	—	(97)	(3,879)	(19,692)	—
Member capital contributions	20	20	20	138,080	—
Organization costs	—	—	—	(254)	—
Borrowings from affiliates	—	—	—	—	58,800
Net cash provided by financing activities	19,320	19,423	86,566	683,134	58,800
Net increase (decrease) in cash	9,141	(2,276)	(2,344)	3,751	72,336
Cash, beginning of period	1,407	3,751	3,751	—	1,065
Cash, end of period	$10,548	$1,475	$1,407	$3,751	$73,401
Supplemental disclosure of cash flow information:
Cash paid for interest	$12,709	$12,957	$50,772	$25,595	$—
Cash paid for income taxes	1,557	4,798	6,247	1,578	—
Accrued interest converted to principal	—	—	—	—	11,243
Accounts receivable from Crown Media converted to note receivable	—	—	—	—	132,785
Contributed capital – assumption of liability by Hallmark Cards, Inc.	—	—	—	—	3,000
See accompanying notes to consolidated financial statements.

RHI ENTERTAINMENT, LLC
Notes to Consolidated Financial Statements

December 31, 2007 (Successor), December 31, 2006 (Successor)
and December 31, 2005 (Predecessor)

(Information as of March 31, 2008 and for the three months ended March 31,
2008 and the three months ended March 31, 2007 is unaudited)

(1)    Business and Organization

RHI Entertainment, LLC is engaged in the development, production and distribution of made-for-television movies, mini-series and other television programming (collectively, Films).

On August 3, 2001, Hallmark Cards, Inc. (Hallmark Cards) formed Hallmark Entertainment Holdings, Inc. (HEH) for the purpose of holding the investment in Hallmark Entertainment, Inc. (HEI) and the common stock of Crown Media Holdings, Inc. (Crown Media). During 2001, HEI was converted to a limited liability company and the name of the company was changed to Hallmark Entertainment, LLC (Hallmark Entertainment or the Predecessor Company), whose sole member was HEH.

On January 12, 2006, HEH sold its membership interests in Hallmark Entertainment to HEI Acquisition, LLC (see note 4). HEI Acquisition, LLC was immediately merged with and into Hallmark Entertainment and its name was concurrently changed to RHI Entertainment, LLC (RHI LLC or the Successor Company). RHI LLC’s sole member is RHI Entertainment Holdings, LLC (Holdings), a limited liability company controlled by affiliates of Kelso & Company L.P. (Kelso).

(2)    Basis of Presentation

The financial information presented herein has been prepared according to U.S. generally accepted accounting principles. In management’s opinion, the information presented herein reflects all adjustments necessary to fairly present the financial position and results of operations of the Successor Company and Predecessor Company (collectively, the Company).

The acquisition of the Company by Holdings constituted a change of control and required purchase accounting revaluation of the Company’s assets and liabilities (see note 4). Accordingly, these consolidated financial statements reflect operations and cash flow statements before (Predecessor) and after (Successor) the impact of the January 12, 2006 transaction (see note 4).

The consolidated financial statements of the Successor Company include the accounts of RHI LLC and its consolidated subsidiaries. All intercompany accounts and transactions have been eliminated.

The financial statements of the Predecessor Company are presented as if HEH and Hallmark Entertainment came into being on January 1, 2001 in a manner similar to a reorganization of entities under common control. The statements of operations include revenue and expenses directly attributable to the operations of Hallmark Entertainment. Certain general and administrative expenses incurred by Hallmark Entertainment have been allocated to HEH based on a pro rata allocation of salary and related expenses, reflecting the efforts of certain Hallmark Entertainment employees on HEH matters. Management believes its allocation methodology is reasonable and appropriate and the Company’s consolidated statements of operations reflect the costs that would have been incurred if Hallmark Entertainment had operated as an unaffiliated entity. The expenses allocated to HEH, primarily salary-related, were $5.4 million for the year ended December 31, 2005. Had the services not been rendered to HEH and the same cost structure been in place, the Company would have absorbed the allocated expenses for the year ended December 31, 2005.

RHI ENTERTAINMENT, LLC
Notes to Consolidated Financial Statements

December 31, 2007 (Successor), December 31, 2006 (Successor)
and December 31, 2005 (Predecessor)

(Information as of March 31, 2008 and for the three months ended March 31,
2008 and the three months ended March 31, 2007 is unaudited)

Our unaudited financial statements as of March 31, 2008 (successor) and for the three month period ended March 31, 2008 and for the three month period ended March 31, 2007 include, in the opinion of management, all adjustments consisting only of normal recurring adjustments, which the company considers necessary for a fair presentation of the financial position and results of operations of the company for these periods. Results for the three month period are not necessarily indicative of the results to be expected for the full year.

(3)    Summary of Significant Accounting Policies

(a)    Revenue Recognition and Customer Concentrations

Revenue from television and distribution licensing agreements is recognized in accordance with Statement of Position 00-02, Accounting by Producers or Distributors of Films. Accordingly, revenue is recognized when a film is available for exhibition by the licensee, the license fee is fixed and determinable, collectibility is reasonably assured and the cost of each film is known or reasonably determinable. Advertising revenue is recorded as the advertising is aired at the gross contractual amount, net of commissions paid to advertising agencies and audience deficiency obligations, if any. Payments received from licensees prior to the availability of a film are recorded as deferred revenue. Long-term receivables arising from licensing agreements are reflected at their net present value. At March 31, 2008, December 31, 2007, and December 31, 2006, $36.7 million, $36.6 million, and $11.2 million, respectively, of accounts receivable are due beyond one year.

The Company’s significant customers include networks and other licensees of programming. Customer concentrations are summarized as follows:

Period	Number of Customers	% of Total Revenue	Domestic Licensees	International Licensees
Successor:
Three months ended March 31, 2008 (unaudited)	10	66%	38%	28%
Three months ended March 31, 2007 (unaudited)	10	84%	13%	71%
Year ended December 31, 2007	10	74%	30%	44%
Period from January 12, 2006 (inception) through December 31, 2006	8	77%	39%	38%
Predecessor:
Year ended December 31, 2005	9	70%	50%	20%

RHI ENTERTAINMENT, LLC
Notes to Consolidated Financial Statements

December 31, 2007 (Successor), December 31, 2006 (Successor)
and December 31, 2005 (Predecessor)

(Information as of March 31, 2008 and for the three months ended March 31,
2008 and the three months ended March 31, 2007 is unaudited)

Customers contributing greater than 10% of total revenue are as follows:

Customer	Three Months ended March 31, 2008		Three Months ended March 31, 2007		Year ended December 31, 2007		Year ended December 31, 2006		Year ended December 31, 2005
	(unaudited)		(unaudited)
Customer A	(a	)	(a	)	$40,185		$74,131		$70,566
Customer B	(a	)	$2,985		(a	)	(a	)	(a	)
Customer C	$4,908		(a	)	(a	)	(a	)	(a	)
Customer D	2,820		(a	)	(a	)	(a	)	(a	)

(a)    Revenue from customer is less than 10% of total revenue in period noted.

Financial instruments, which potentially subject the Company to a concentration of credit risk, consist primarily of accounts receivable. At March 31, 2008, December 31, 2007 and December 31, 2006, approximately 44%, 43% and 44%, respectively, of the Company’s accounts receivable were due from foreign customers. At March 31, 2008, December 31, 2007 and December 31, 2006, the Company had $15.7 million, $21.5 million and $22.6 million, respectively, of accounts receivable due from Crown Media. The Company generally does not require collateral. Credit losses relating to accounts receivable have historically been nominal.

(b)    Cost of Sales

Cost of sales includes the amortization of capitalized film costs, as well as exploitation costs associated with bringing a film to market.

(c)    Advertising

Advertising costs are expensed as incurred and amounted to $1.4 million, $5,000, $5.1 million, $849,000, and $477,000 in the three months ended March 31, 2008, the three months ended March 31, 2007, the year ended December 31, 2007, the period from January 12, 2006 (inception) through December 31, 2006 and the year ended December 31, 2005, respectively.

(d)    Film Production Costs

The Company capitalizes costs incurred for the acquisition and development of story rights, film production costs, film production-related interest and overhead, residuals and participations. Film production costs have been reduced by the amount of production incentives and subsidies received. These production incentives and subsidies have taken different forms, including direct government rebates, sale and leaseback transactions and transferable tax credits. Residuals and participations represent contingent compensation payable to parties associated with the film including producers, writers, directors or actors. Residuals represent amounts payable to members of unions or ‘‘guilds’’ such as the Screen Actors Guild, Directors Guild of America and Writers Guild of America based on the performance of the film in certain media and/or the guild member’s salary level. Story development costs are stated at the lower of cost or net realizable value.

Capitalized film production costs are amortized in the proportion of each production’s current revenue to management’s estimate of total revenue. Estimates of total revenue and expense are periodically evaluated by management and can change significantly due to a variety of factors, including the level of market acceptance of films. These evaluations may result in revised

RHI ENTERTAINMENT, LLC
Notes to Consolidated Financial Statements

December 31, 2007 (Successor), December 31, 2006 (Successor)
and December 31, 2005 (Predecessor)

(Information as of March 31, 2008 and for the three months ended March 31,
2008 and the three months ended March 31, 2007 is unaudited)

amortization rates and, if applicable, write-downs to net realizable value. Amortization of capitalized film production costs begins when a film is released and the Company begins to recognize revenue from that film. Acquired film libraries are amortized as a single film asset using the same methodology described above over a period not exceeding 20 years.

The Company’s completed film library primarily consists of films that were made or acquired for initial exhibition on a broadcast or cable network in the United States. Films initially produced for domestic networks are licensed for pay television, free television and home video throughout the world.

(e)    Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts in the financial statements and footnotes thereto. Actual results could differ from those estimates.

(f)    Fair Value

In estimating the fair value of financial instruments, the Company has assumed that the carrying amount of cash, current receivables and payables approximates the fair value because of the short-term maturity of these instruments. Long-term receivables arising from licensing agreements are reflected at their net present value. The Company’s debt consists of obligations which carry floating interest rates and which approximate current market values.

(g)    Prepaid and Other Assets

Prepaid and other assets consist principally of prepaid assets, deferred debt financing costs, net, other receivables and deferred income taxes. The deferred debt financing costs are amortized on a straight-line basis, which approximates the effective interest method, over the life of the respective credit facilities and are classified as a component of interest expense.

(h)    Long-Lived and Indefinite Lived Assets

Property and equipment are recorded at cost. Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets, ranging from three to ten years. The cost of normal repairs and maintenance is expensed as incurred.

Intangible assets represent the fair value of a non-compete agreement and beneficial leases. The following criteria are considered in determining the recognition of intangible assets: (1) the intangible asset arises from contractual or other rights, or (2) the intangible asset is separable or divisible from the acquired entity and capable of being sold, transferred, licensed, returned or exchanged. Intangible assets are amortized using the straight-line method over their respective useful lives.

Goodwill, which represents the excess of cost over fair value of assets of businesses acquired, has an indefinite useful life and is not amortized.

(i)    Impairment of Goodwill and Other Long-Lived Assets

The Company reviews its long-lived assets, such as property and equipment and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount

RHI ENTERTAINMENT, LLC
Notes to Consolidated Financial Statements

December 31, 2007 (Successor), December 31, 2006 (Successor)
and December 31, 2005 (Predecessor)

(Information as of March 31, 2008 and for the three months ended March 31,
2008 and the three months ended March 31, 2007 is unaudited)

of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Goodwill is tested annually for impairment as of October 1, and is tested for impairment more frequently if events or circumstances indicate that the asset might be impaired. Statement of Financial Accounting Standards (SFAS) No. 142, ‘‘Goodwill and Other Intangible Assets,’’ requires that goodwill impairment be determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the amount of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.

(j)    Accounts Receivable

The Company regularly assesses the adequacy of its valuation allowance for uncollectible accounts receivable by evaluating historical bad debt experience, customer creditworthiness and changes in our customer payment history and records an allowance for doubtful accounts based on such factors. No allowance was required as of March 31, 2008, December 31, 2007 and December 31, 2006. No allowance was recorded during the three months ended March 31, 2008, the three months ended March 31, 2007, the year ended December 31, 2007, the period from January 12, 2006 (inception) through December 31, 2006 and the year ended December 31, 2005.

(k)    Derivatives

The Successor Company utilizes derivative financial instruments to reduce interest rate risk. The Company does not hold or issue derivative financial instruments for trading purposes. In accordance with SFAS No. 133, ‘‘Accounting for Derivative Instruments and Hedging Activities,’’ which was amended by SFAS No. 149, ‘‘Amendment of Statement 133 on Derivative Instruments and Hedging Activities,’’ the interest rate swaps held by the Company (see note 10) have been designated as cash flow hedges and qualify for hedge accounting in accordance with method 1 of SFAS No. 133 Implementation Issue No. G7. The critical terms of the interest rate swaps and hedged variable-rate debt coincide and it is expected that cash flows due to the hedge will exactly offset cash flows resulting from fluctuations in the variable rates.

Under hedge accounting, changes in the fair value of the interest rate swaps are reported as a component of accumulated other comprehensive loss in the Company’s consolidated balance sheet. The fair value of the swap contracts and any amounts payable to or receivable from counterparties are reflected as assets or liabilities in the Company’s consolidated balance sheet. Had the interest rate swaps failed to qualify for hedge accounting, changes to their fair value would be reflected in the consolidated statements of operations.

RHI ENTERTAINMENT, LLC
Notes to Consolidated Financial Statements

December 31, 2007 (Successor), December 31, 2006 (Successor)
and December 31, 2005 (Predecessor)

(Information as of March 31, 2008 and for the three months ended March 31,
2008 and the three months ended March 31, 2007 is unaudited)

The Company has determined that there are no transactions or events that are probable of occurring within the next twelve months that will result in the reclassification of unrealized losses recorded as of March 31, 2008 into results of operations. Upon termination of the interest rate swaps or variable-rate debt, all unrealized gains or losses and any cash payments or receipts will be recorded to results of operations.

The Predecessor Company did not utilize derivative financial instruments.

(l)    Income Taxes

The Successor Company is a limited liability company that is disregarded as an entity separate from its sole member, Holdings, which is treated as a partnership for U.S. income tax purposes. The Successor Company has a subsidiary, RHI International Distribution, Inc. (RID), which is a taxable corporation. Because partnerships are generally not subject to income tax, the income or loss of the Company, with the exception of RID, is included in the tax returns of the individual members of Holdings. As a result, except for the effect from RID, and from certain U.S. local and foreign income taxes of the Company, no provision has been made for any current or deferred U.S. federal or state income tax.

With respect to the local income taxes of the Company and the activities of RID, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates that the Company expects to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized is recognized based on existing facts and circumstances. Allowances, if any, are assessed and adjusted during each reporting period.

The Predecessor Company was a limited liability company and did not provide for any current or deferred U.S. federal, state, local or foreign income tax provision or benefit for 2005 because the income taxes were attributable to its member.

(m)    Comprehensive Loss

Comprehensive loss, which is reported on the accompanying consolidated statements of member’s equity (deficit) and comprehensive loss, consists of net loss and other losses affecting member’s equity that, under U.S. generally accepted accounting principles, are excluded from net loss.

(n)    Segment Information

The Company operates in a single segment: the development, production and distribution of made-for-television movies, mini-series and other television programming. Long-lived assets located in foreign countries are not material. Revenue earned from foreign licensees represented approximately 39%, 86%, 59%, 54% and 40% of total revenue for the three months ended March 31, 2008, the three months ended March 31, 2007, the year ended December 31, 2007, the period January 12, 2006 (inception) through December 31, 2006 and the year ended December 31, 2005, respectively. These revenues, generally denominated in U.S. dollars, were primarily from sales to customers in Europe.

RHI ENTERTAINMENT, LLC
Notes to Consolidated Financial Statements

December 31, 2007 (Successor), December 31, 2006 (Successor)
and December 31, 2005 (Predecessor)

(Information as of March 31, 2008 and for the three months ended March 31,
2008 and the three months ended March 31, 2007 is unaudited)

(o)    New Accounting Pronouncements Adopted

In February 2007, the FASB issued SFAS No. 159, ‘‘The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115’’, or SFAS 159. SFAS 159 permits entities to elect, at specified election dates, to measure eligible financial instruments and certain other items at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred. SFAS 159 was effective as of January 1, 2008 for the company and the adoption is optional. The company chose not to adopt SFAS 159 and will continue to account for our debt at amortized cost.

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, ‘‘Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109’’ (FIN 48). This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. For each tax position, an enterprise must determine whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to recognize within the financial statements. No benefits may be recognized for tax positions that do not meet the more likely than not threshold. The adoption of FIN 48 had no impact on the consolidated financial statements of the Company. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows (dollars in thousands):

Balance at January 1, 2007	$1,579
Increases/decreases in unrecognized tax benefit related to current year	—
Increases/decreases in unrecognized tax benefit of prior years	—
Decreases related to settlements and due to a lapse of the applicable statute of limitations	—
Balance at December 31, 2007	$1,579

Included in the total unrecognized tax benefits of $1.6 million was $667,000 that, if recognized, would have a favorable effect on the Company’s effective tax rate. The remaining unrecognized tax benefits would not affect the Company’s effective tax rate. There were no increases or decreases to gross unrecognized tax benefits during the three months ended March 31, 2008.

The Company’s practice is to recognize interest and penalties associated with income taxes as a component of income tax expense. At March 31, 2008, December 31, 2007 and January 1, 2007, approximately $641,000, $601,000 and $460,000, respectively, was accrued in the Company’s consolidated balance sheet for the payment of interest and penalties associated with income taxes.

The Company files federal income tax returns in the U.S. and various state, local and foreign income tax returns. The Company’s initial tax year was the period from January 12, 2006 (inception) to December 31, 2006 and, as a result, all of the U.S. federal, state and local income tax returns filed by the Company are subject to examination by the Internal Revenue Service and the state and local tax authorities until the expiration of the relevant statute of limitations.

RHI ENTERTAINMENT, LLC
Notes to Consolidated Financial Statements

December 31, 2007 (Successor), December 31, 2006 (Successor)
and December 31, 2005 (Predecessor)

(Information as of March 31, 2008 and for the three months ended March 31,
2008 and the three months ended March 31, 2007 is unaudited)

In September 2006, the FASB issued SFAS No. 157, ‘‘Fair Value Measurements’’, or SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. Under SFAS 157, fair value refers to the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity does business. It also clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of SFAS 157 could change current practices. SFAS 157 was effective for financial statements issued with fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, however, the effective date for SFAS 157 was deferred until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities. The company adopted SFAS 157 effective January 1, 2008 for financial assets and liabilities, which did not have an impact on its consolidated financial statements. The company will adopt for non-financial assets and liabilities effective January 1, 2009. The company does not anticipate the adoption of the remainder of SFAS 157 to have a material impact on its consolidated financial statements in future periods.

In June 2005, the FASB issued SFAS No. 154, ‘‘Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3’’ (SFAS No. 154). SFAS No. 154 applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting of a change in accounting principle. It requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires that a change in method of calculating depreciation, amortization or depletion for long-lived non-financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. SFAS No. 154 was effective for accounting changes and corrections of errors made by the Company beginning January 1, 2006. The adoption of SFAS No. 154 had no impact on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (SFAS No. 123(R)), ‘‘Share-Based Payments,’’ which replaces FASB Statement No. 123, ‘‘Accounting for Stock-Based Compensation’’ (SFAS No. 123) and supersedes Accounting Principles Board (APB) Opinion No. 25, ‘‘Accounting for Stock Issued to Employees’’ (APB No. 25). SFAS No. 123(R) eliminates the ability to account for share-based compensation transactions using APB No. 25 and requires that such transactions be accounted for using a fair value-based method. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Holdings adopted SFAS No. 123(R) at its inception.

RHI ENTERTAINMENT, LLC
Notes to Consolidated Financial Statements

December 31, 2007 (Successor), December 31, 2006 (Successor)
and December 31, 2005 (Predecessor)

(Information as of March 31, 2008 and for the three months ended March 31,
2008 and the three months ended March 31, 2007 is unaudited)

(4)    Acquisitions

Acquisition of Hallmark Entertainment

On January 12, 2006, HEI Acquisition, LLC acquired all of the membership interests in Hallmark Entertainment from HEH, subject to a Purchase and Sale Agreement (PSA) dated November 29, 2005 (the Acquisition). HEI Acquisition, LLC was immediately merged with and into Hallmark Entertainment and its name was concurrently changed to RHI LLC. RHI LLC’s sole member is Holdings, a limited liability company controlled by affiliates of Kelso.

Pursuant to the PSA, HEH agreed to retain certain assets and liabilities and any and all intercompany liabilities by and between Hallmark Entertainment and Hallmark Cards and its subsidiaries (excluding Crown Media). However, pursuant to the PSA, the note receivable between Crown Media and Hallmark Entertainment was retained by Hallmark Cards. Principally, the only Hallmark Entertainment intercompany balance that exists post transaction is the amount existing pursuant to program license and service agreements between Crown Media and the Company which was not encompassed by the Crown Media note receivable.

The aggregate purchase price of approximately $426.8 million, net of $70.7 million of cash acquired, was financed with $355.0 million of new borrowings by the Company (see note 10), $138.0 million of Holdings’ capital contributions and $30.6 million of cash from the Company’s operations. A portion of these proceeds was used to pay fees related to the closing of the Acquisition.

The purchase price under the PSA was fixed and there were no adjustments that would result in a change in the overall purchase price.

The Acquisition was accounted for as a purchase in accordance with SFAS No. 141, ‘‘Business Combinations.’’ The Acquisition was recorded by allocating the cost of the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values at the Acquisition date. The excess of the cost of the Acquisition over the net of amounts assigned to the fair value of the assets acquired and the liabilities assumed is recorded as goodwill. The valuation of assets and liabilities has been determined (with the use of an independent valuation completed during 2006) and the purchase price has been allocated as follows (dollars in thousands):

Accounts receivable	$63,379
Film production costs	516,621
Property and equipment	428
Prepaid and other assets	7,803
Intangible assets	6,400
Goodwill	59,838
Accounts payable and accrued liabilities	(15,222)
Accrued film production costs	(161,236)
Deferred revenue	(51,204)
Total purchase price, net of cash acquired	$426,807

RHI ENTERTAINMENT, LLC
Notes to Consolidated Financial Statements

December 31, 2007 (Successor), December 31, 2006 (Successor)
and December 31, 2005 (Predecessor)

(Information as of March 31, 2008 and for the three months ended March 31,
2008 and the three months ended March 31, 2007 is unaudited)

The Company acquired Hallmark Entertainment in order for it to execute its business strategy. The purchase price reflects the Company’s assessment that Hallmark Entertainment could be managed more efficiently and profitably when operated independently allowing the Company to refine its business model and production strategy by focusing on the most profitable content rather than volume, broadening and diversifying the type of content that it develops, produces and distributes and exploiting new distribution opportunities.

The Company incurred a total of $24.2 million of fees and expenses as a result of the Acquisition. These fees and expenses were primarily comprised of accounting, legal and professional fees, financial advisory and investment banking fees and fees paid to other service providers including $6.3 million paid to a related party (see note 14). Of the $24.2 million of fees and expenses incurred, $13.3 million was related to debt financing costs and was capitalized, $10.2 million was Acquisition-related and was capitalized as part of the purchase price and $254,000 was related to organization of the Company and has been recorded as a reduction to member’s equity.

Concurrent with the Acquisition, the Company paid and expensed $12.4 million related to a seven year, $1.2 million per year annuity contract purchased for the Company’s founder in accordance with a newly executed employment agreement as well as a one time payment associated with income taxes related to the annuity. The $12.4 million was immediately expensed as future services are not required by the Company’s founder and the Company is not a beneficiary of the annuity contract. Such expense is classified as Compensation expense — Company Founder in the Company’s consolidated statements of operations for the period from January 12, 2006 (inception) through December 31, 2006.

The amount recorded for goodwill is not subject to amortization and is reported at the reporting unit level. The acquisition was treated as an asset purchase for tax purposes resulting in tax deductible goodwill of $14.7 million. Refer to note 8 for additional information regarding the goodwill and intangibles recorded.

The operating results and cash flows of the Successor Company are included in the consolidated statements of operations from the acquisition date of January 12, 2006, also the date of inception of the Successor Company. The Predecessor Company’s operating results for the period January 1, 2006 to January 11, 2006 were as follows (dollars in thousands):

Revenue	$1,151
Cost of sales	2,484
Gross loss	(1,333)
Selling, general and administrative	1,180
Loss from operations	(2,513)
Other expense:
Interest expense	(619)
Loss before income taxes	(3,132)
Income tax expense	(81)
Net loss	$(3,213)

RHI ENTERTAINMENT, LLC
Notes to Consolidated Financial Statements

December 31, 2007 (Successor), December 31, 2006 (Successor)
and December 31, 2005 (Predecessor)

(Information as of March 31, 2008 and for the three months ended March 31,
2008 and the three months ended March 31, 2007 is unaudited)

The Predecessor Company’s cash flows for the period January 1, 2006 to January 11, 2006 were as follows (dollars in thousands):

Net loss	$(3,213)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization of fixed assets	5
Amortization of film production costs	905
Change in operating assets and liabilities:
Decrease in accounts receivable	3,111
Decrease in prepaid and other assets	116
Additions to film production costs	(986)
Increase in accounts payable and accrued liabilities	1,227
Decrease in accrued film production costs	(4,144)
Increase in notes and amounts payable to affiliates, net	856
Decrease in deferred revenue	(537)
Net cash used in operating activities	(2,660)
Cash at beginning of period	73,401
Cash at end of period	$70,741

The Predecessor Company’s member’s equity decreased $3.2 million during the period January 1, 2006 to January 11, 2006 reflecting the impact of the net loss noted above.

The Predecessor Company’s comprehensive loss for the period January 1, 2006 to January 11, 2006 was equal to net loss.

Pro Forma Information

The following unaudited pro forma financial information for the year ended December 31, 2005 gives effect to the Acquisition as if it had occurred on January 1, 2005 (dollars in thousands):

	(unaudited	)
Revenue	$250,004
Net income	$27,604

This unaudited pro forma financial information may not be indicative of the Company’s results of operations had the Acquisition occurred on January 1, 2005, nor is it intended to be a projection of future results.

Acquisition of Crown Media Distribution, LLC

On October 5, 2006, the Company entered into a definitive agreement with Crown Media to purchase Crown Media Distribution, LLC for $160.0 million (subject to certain accounts receivable adjustments). The assets of Crown Media Distribution, LLC are comprised of a completed film library consisting of approximately 550 titles and approximately 2,400 hours of programming (Crown Film Library) and trade accounts receivable. No liabilities or other assets were assumed in the transaction nor were any employees or business processes acquired.

RHI ENTERTAINMENT, LLC
Notes to Consolidated Financial Statements

December 31, 2007 (Successor), December 31, 2006 (Successor)
and December 31, 2005 (Predecessor)

(Information as of March 31, 2008 and for the three months ended March 31,
2008 and the three months ended March 31, 2007 is unaudited)

The acquisition was consummated on December 15, 2006 and was financed with a portion of the Company’s new Term Loan A2 borrowings (see note 10). The purchase price, net of working capital adjustments and inclusive of $619,000 of direct transaction costs was $152.8 million. As Crown Media Distribution, LLC does not meet the definition of a business under SFAS No. 141, the acquisition has been accounted for as an asset purchase and not a business combination. Approximately $8.8 million was allocated to trade accounts receivable based on their fair value and the residual $144.0 million was allocated to film production costs.

(5)    Film Production Costs, Net

Film production costs are comprised of the following (dollars in thousands):

	March 31, 2008	December 31, 2007	December 31, 2006
	(Unaudited)
Completed films	$849,646	$830,220	$651,457
Crown Film Library	144,084	144,084	144,084
Films in process and development	20,033	12,211	17,722
	1,013,763	986,515	813,263
Accumulated amortization	(245,019)	(232,178)	(110,685)
	$768,744	$754,337	$702,578

Overhead costs capitalized to film production costs for the three months ended March 31, 2008, the three months ended March 31, 2007, the year ended December 31, 2007, the period from January 12, 2006 (inception) through December 31, 2006 and the year ended December 31, 2005 totaled approximately $3.6 million, $3.4 million, $14.3 million, $12.1 million and $13.5 million, respectively. Interest capitalized to film production costs for the three months ended March 31, 2008, the three months ended March 31, 2007, the year ended December 31, 2007, the period from January 12, 2006 (inception) through December 31, 2006 and the year ended December 31, 2005 was approximately $141,000, $307,000, $2.0 million, $2.0 million and $2.4 million, respectively. During the three months ended March 31, 2008, the three months ended March 31, 2007, the year ended December 31, 2007, the period from January 12, 2006 (inception) through December 31, 2006 and the year ended December 31, 2005, amortization expense associated with completed films of $11.6 million, $3.8 million, $115.1 million, $110.7 million and $145.3 million, respectively, was recognized. Amortization for the Crown Film Library was $1.2 million, nil, and $6.4 million for the three months ended March 31, 2008, the three months ended March 31, 2007 and the year ended December 31, 2007.

In connection with the execution of the PSA (see note 4), the Company performed a review of its assets for recoverability and recorded an impairment charge of $295.2 million relating to its film assets during 2005. The impairment charge was based on estimates of fair value and included in cost of sales in the accompanying statement of operations for the year ended December 31, 2005. The fair value of the film assets was determined utilizing a discounted cash flow approach on an individual film basis. This approach estimated the present value of the projected cash flows expected to be generated from the film assets, considering the availabilities of specific film

RHI ENTERTAINMENT, LLC
Notes to Consolidated Financial Statements

December 31, 2007 (Successor), December 31, 2006 (Successor)
and December 31, 2005 (Predecessor)

(Information as of March 31, 2008 and for the three months ended March 31,
2008 and the three months ended March 31, 2007 is unaudited)

rights, individual sales histories and information about each title, such as the creative elements, to determine the relative quality of each title.

Approximately 27% of completed film production costs have been amortized through December 31, 2007. The Company further anticipates that approximately 10% of completed film production costs will be amortized through December 31, 2008. The Company anticipates that approximately 40% of completed film production costs as of December 31, 2007 will be amortized over the next three years and that 80% of film production costs will be amortized within five years. The Crown Film Library has a remaining amortization period of 19 years as of December 31, 2007.

Approximately 28% of completed film production costs have been amortized through March 31, 2008. The Company further anticipates that approximately 11% of completed film production costs will be amortized through March 31, 2009. The Company anticipates that approximately 44% of completed film production costs as of March 31, 2008 will be amortized over the next three years and that 80% of film production costs will be amortized within five years. The Crown Film Library has a remaining amortization period of 18 years and 9 months as of March 31, 2008.

(6)    Prepaid and Other Assets, Net

Prepaid and other assets are comprised of the following (dollars in thousands):

	March 31, 2008	December 31, 2007	December 31, 2006
	(Unaudited)
Other receivables	$6,506	$7,563	$5,415
Deferred debt financing costs, net of accumulated amortization	5,821	6,108	17,320
Deferred tax assets, net	3,609	2,453	1,099
Prepaid assets	1,879	3,931	544
	$17,815	$20,055	$24,378

(7)    Property and Equipment, Net

Property and equipment are comprised of the following (dollars in thousands):

	Average Useful Life	March 31, 2008	December 31, 2007	December 31, 2006
		(Unaudited)
Furniture and fixtures	10 years	$183	$177	$140
Leasehold improvements	Shorter of useful life or lease term	297	296	278
Computers and other equipment	3 years	330	298	224
		810	771	642
Accumulated depreciation and amortization		(421)	(372)	(169)
		$389	$399	$473

RHI ENTERTAINMENT, LLC
Notes to Consolidated Financial Statements

December 31, 2007 (Successor), December 31, 2006 (Successor)
and December 31, 2005 (Predecessor)

(Information as of March 31, 2008 and for the three months ended March 31,
2008 and the three months ended March 31, 2007 is unaudited)

During the three months ended March 31, 2008, the three months ended March 31, 2007, year ended December 31, 2007, the period from January 12, 2006 (inception) through December 31, 2006 and the year ended December 31, 2005, assets that had an original cost of approximately nil, $3,000, $3,000, $9,000 and $105,000, respectively, were retired. Losses of approximately nil, $2,000, $2,000, $6,000 and $7,000 during the three months ended March 31, 2008, the three months ended March 31, 2007, year ended December 31, 2007, the period from January 12, 2006 (inception) through December 31, 2006 and the year ended December 31, 2005, respectively, were recorded on these retirements and are included in selling, general and administrative expenses in the accompanying consolidated statements of operations. Depreciation expense was approximately $49,000, $50,000, $204,000, $172,000 and $189,000 for the three months ended March 31, 2008, the three months ended March 31, 2007, year ended December 31, 2007, the period from January 12, 2006 (inception) through December 31, 2006 and the year ended December 31, 2005, respectively.

(8)    Goodwill and Other Intangibles

Effective May 27, 1994, a subsidiary of Hallmark Cards purchased RHI Entertainment, Inc., a producer and distributor of Films, for approximately $366.0 million. At December 31, 2001, the remaining cost in excess of tangible net assets acquired was approximately $191.6 million and had been amortized on a straight-line basis over 20 years. Upon adoption of SFAS No. 142, the Company ceased amortizing goodwill. In connection with the execution of the PSA (see note 4), the Company performed a review of its assets for recoverability and an impairment charge of $141.4 million was recorded relating to goodwill during 2005. The impairment charge was based on estimates of fair value and is classified as goodwill impairment charge in the accompanying statements of operations.

In connection with the Acquisition on January 12, 2006 (see note 4) and resulting purchase price allocation, the remaining cost in excess of tangible net assets was approximately $66.2 million. A valuation resulted in the identification of two separately identifiable intangible assets consisting of a noncompete agreement with the Company’s chief executive officer and three beneficial lease agreements. The noncompete agreement has been ascribed a value of $5.4 million and is being amortized on a straight-line basis over its 5 year life. The beneficial lease agreements were ascribed an aggregate value of $1.0 million and are being amortized individually on a straight-line basis over their respective lives, which range from 11 to 47 months.

The remaining purchase price of approximately $59.8 million has been classified in the Company’s consolidated balance sheet as goodwill as of March 31, 2008, December 31, 2007 and December 31, 2006.

With respect to other intangible assets, accumulated amortization was $3.2 million, $2.8 million and $1.5 million at March 31, 2008, December 31, 2007 and December 31, 2006, respectively. The estimated aggregate amortization expense for the next five years from December 31, 2007 is as follows: $1.3 million in 2008; $1.2 million in 2009; $1.1 million in 2010 and nil in 2011 and 2012.

RHI ENTERTAINMENT, LLC
Notes to Consolidated Financial Statements

December 31, 2007 (Successor), December 31, 2006 (Successor)
and December 31, 2005 (Predecessor)

(Information as of March 31, 2008 and for the three months ended March 31,
2008 and the three months ended March 31, 2007 is unaudited)

(9)    Accrued Film Production Costs

Accrued film production costs are comprised of the following (dollars in thousands):

	March 31, 2008	December 31, 2007	December 31, 2006
	(Unaudited)
Residuals	$57,143	$56,564	$49,749
Participations	43,056	42,795	40,500
Production	35,745	33,297	14,328
	$135,944	$132,656	$104,577

As of March 31, 2008 and December 31, 2007, the Company estimates that approximately $21.0 million and $16.4 million of accrued participation and residual liabilities will be paid during the next twelve months.

Production represents amounts payable for costs incurred for the production of Films.

(10)    Debt

Debt consists of the following (dollars in thousands):

	March 31, 2008	December 31, 2007	December 31, 2006
	(Unaudited)
New Term Loan	$175,000	$175,000	$ —
New Second Lien Term Loan (net of $4,488 and $4,674 unamortized discount)	255,512	255,326	—
New Revolver	244,925	225,625	—
Term Loan A	—	—	75,000
Term Loan A2	—	—	210,000
Term Loan B	—	—	215,000
Second Lien Term Loan	—	—	65,000
	$675,437	$655,951	$565,000

On January 12, 2006, in connection with the Acquisition, the Company entered into a $380.0 million Credit Agreement (the First Lien Credit Agreement) with a banking syndicate including JPMorgan Chase Bank, N.A. as administrative agent. The First Lien Credit Agreement was composed of three facilities: (i) a five year $75.0 million term loan (Term Loan A), (ii) a six year $215.0 million term loan (Term Loan B) and (iii) a five year $90.0 million revolving credit facility, including a letter of credit sub-facility (Revolver). The proceeds of the Term Loan A and Term Loan B were used to fund the payment of a portion of the purchase price of Hallmark Entertainment. Revolver drawdowns were to be utilized for working capital purposes. These facilities were collateralized by a perfected security interest in substantially all of the Company’s and its subsidiaries’ assets.

RHI ENTERTAINMENT, LLC
Notes to Consolidated Financial Statements

December 31, 2007 (Successor), December 31, 2006 (Successor)
and December 31, 2005 (Predecessor)

(Information as of March 31, 2008 and for the three months ended March 31,
2008 and the three months ended March 31, 2007 is unaudited)

Also on January 12, 2006, in connection with the Acquisition, the Company entered into a $65.0 million Credit Agreement (the Second Lien Credit Agreement) with a banking syndicate with JPMorgan Chase Bank, N.A. as administrative agent. The Second Lien Credit Agreement was comprised of a six and a half-year $65.0 million term loan (Second Lien Term Loan), the proceeds of which were used to fund the payment of a portion of the purchase price of Hallmark Entertainment. The Second Lien Term Loan was collateralized by a perfected security interest in substantially all of the Company’s and its subsidiaries’ assets subordinated in right of payment to the First Lien Credit Agreement.

The Company incurred $13.3 million of debt issuance costs in connection with the First Lien Credit Agreement and the Second Lien Credit Agreement.

On September 21, 2006 the Company amended its First Lien Credit Agreement and Second Lien Credit Agreement to effect an increase of its Revolver capacity to $130.0 million from $90.0 million. In connection with these amendments, certain financial covenants were adjusted and the interest rate margins on each of the Term Loan A, Term Loan B, Revolver and Second Lien Term Loan were increased by 0.50%. The Company incurred $820,000 of debt issuance costs in connection with these amendments.

On December 15, 2006, in connection with the acquisition of Crown Media Distribution, LLC (see note 4), the Company amended its First Lien Credit Agreement and Second Lien Credit Agreement and entered into an additional five year $210.0 million term loan facility (Term Loan A2) under the First Lien Credit Agreement. In connection with these amendments, certain financial covenants were further adjusted and the interest rate margins on each of the Term Loan B and the Second Lien Term Loan were increased by 0.25%. There was no amendment made to the Term Loan A and Revolver interest rate margins. The Company incurred $5.6 million of debt issuance costs in connection with these amendments.

The Term Loan A amortized in three equal installments of $25.0 million on December 31, 2008, 2009 and 2010 and bore interest at either the Alternate Base Rate (ABR) or LIBOR plus an applicable margin of 1.75% or 2.75% per annum, respectively. The Term Loan A2 amortized in installments of $21.0 million, $42.0 million and $147.0 million on December 31, 2009,
December 31, 2010 and June 30, 2011, respectively, and bore interest at either the ABR or LIBOR plus an applicable margin of 1.75% or 2.75% per annum, respectively. The Term Loan B amortized in equal quarterly installments of $537,500 commencing on March 31, 2008 with the remaining $207.0 million due upon maturity at December 31, 2011. The Term Loan B bore interest at either the ABR or LIBOR plus an applicable margin of 2.25% or 3.25% per annum, respectively. The maturity date of the Revolver was December 31, 2010 and the Revolver bore interest at either the ABR or LIBOR plus an applicable margin of 1.75% or 2.75% per annum, respectively. The Second Lien Term Loan was to mature on June 30, 2012 and bore interest at either the ABR or LIBOR plus an applicable margin of 6.25% or 7.25% per annum, respectively. Interest payments for all loans were due quarterly commencing on April 12, 2006. The Revolver also required an annual commitment fee of 0.50% on the unused portion of the commitment.

At December 31, 2006, the interest rates associated with the Term Loan A, Term Loan A2, Term Loan B, and Second Lien Term Loan were 8.12%, 8.10%, 8.63% and 12.62%, respectively. At December 31, 2006 the Company had no amounts drawn down and no stand-by letters of credit issued under its Revolver and had availability of $130.0 million.

RHI ENTERTAINMENT, LLC
Notes to Consolidated Financial Statements

December 31, 2007 (Successor), December 31, 2006 (Successor)
and December 31, 2005 (Predecessor)

(Information as of March 31, 2008 and for the three months ended March 31,
2008 and the three months ended March 31, 2007 is unaudited)

The First Lien Credit Agreement and Second Lien Credit Agreement, as amended, included customary affirmative and negative covenants, including: (i) limitations on indebtedness, (ii) limitations on liens, (iii) limitations on investments, (iv) limitations on contingent obligations, (v) limitations on restricted junior payments and certain other payment restrictions, (vi) limitations on merger, consolidation or sale of assets, (vii) limitations on transactions with affiliates, (viii) limitations on the sale or discount of receivables, (ix) limitations on the disposal of capital stock of subsidiaries, (x) limitations on lines of business, (xi) limitations on capital expenditures, (xii) certain reporting requirements and (xiii) interest hedging requirements. Additionally, the First Lien Credit Agreement and Second Lien Credit Agreement included financial performance covenants, including: (i) a Minimum Consolidated Net Worth (as defined therein), (ii) a Fixed Charges Coverage Ratio (as defined therein) and (iii) a Liquidity Ratio (as defined therein).

2007 Credit Facility Amendments

On April 13, 2007, the Company amended its First Lien Credit Agreement and Second Lien Credit Agreement to effect a refinancing of its existing credit facilities. The amended First Lien Credit Agreement is now composed of two facilities: (i) a six-year $175.0 million term loan (New Term Loan) and (ii) a six year $275.0 million revolving credit facility, including a letter of credit sub-facility (New Revolver). The amended Second Lien Credit Agreement is now comprised of a seven-year $260.0 million term loan (New Second Lien Term Loan). The aggregate $606.4 million of proceeds of the New Term Loan, New Second Lien Term Loan (net of $5.2 million 2% original issue discount) and initial New Revolver drawdown was used to repay the existing $599.0 million of debt outstanding and accrued interest as of April 13, 2007, $650,000 of prepayment fees and approximately $7.3 million of bank and professional fees associated with the amendments. In 2007 the Company recorded a $17.3 million loss on extinguishment of debt in connection with the amendments. The charge was comprised of $13.3 million of unamortized deferred debt costs associated with the pre-amendment credit facility and $4.0 million of bank fees paid in connection with the April 13, 2007 amendments. Approximately $3.3 million of fees incurred in connection with these amendments were capitalized as deferred debt issuance costs. The $5.2 million original issue discount is amortized as interest expense over the seven year term of the New Second Lien Term Loan.

On October 12, 2007, the Company amended its First Lien Credit Agreement to effect a change in the definition of Minimum Consolidated Net Worth (as defined therein) and Borrowing Base (as defined therein) as used in calculating the financial performance covenants described below. The Company incurred $563,000 of debt issuance costs in connection with these amendments.

The New Term Loan amortizes in three installments of 10%, 20% and 70% on April 13, 2011, 2012 and 2013, respectively and bears interest at either the Alternate Base Rate (ABR) or LIBOR plus an applicable margin of 0.50% or 1.50% per annum, respectively. The maturity date of the New Revolver is April 13, 2013 and the New Revolver bears interest at either the ABR or LIBOR plus an applicable margin of 0.50% or 1.50% per annum, respectively. The Second Lien Term Loan matures on April 13, 2014 and bears interest at either the ABR or LIBOR plus an applicable margin of 3.00% or 4.00% per annum, respectively. Any prepayment of principal of the Second Lien Term Loan made prior to April 13, 2008 will require a 2% premium on the loans repaid, and any prepayment of principal made prior to April 13, 2009 will require a 1% premium on the loans repaid.

RHI ENTERTAINMENT, LLC
Notes to Consolidated Financial Statements

December 31, 2007 (Successor), December 31, 2006 (Successor)
and December 31, 2005 (Predecessor)

(Information as of March 31, 2008 and for the three months ended March 31,
2008 and the three months ended March 31, 2007 is unaudited)

Interest payments for all loans are due, at the Company’s election, according to interest periods of one, two, three or six months. The New Revolver also requires an annual commitment fee of 0.375% on the unused portion of the commitment. At December 31, 2007, the interest rates associated with the New Term Loan, New Revolver and New Second Lien Term Loan were 6.52%, 6.55%, and 9.02%, respectively. At December 31, 2007, the Company had availability of $49.4 million under its revolver and no stand-by letters of credit outstanding. At March 31, 2008, the interest rates associated with the New Term Loan, New Revolver and New Second Lien Term Loan were 4.75%, 4.67%, and 7.25%, respectively. At March 31, 2008, the Company had availability of $30.1 million under its revolver and no stand-by letters of credit outstanding.

The First Lien Credit Agreement and Second Lien Credit Agreement, as amended, include customary affirmative and negative covenants, including: (i) limitations on indebtedness, (ii) limitations on liens, (iii) limitations on investments, (iv) limitations on contingent obligations, (v) limitations on restricted junior payments and certain other payment restrictions, (vi) limitations on merger, consolidation or sale of assets, (vii) limitations on transactions with affiliates, (viii) limitations on the sale or discount of receivables, (ix) limitations on the disposal of capital stock of subsidiaries, (x) limitations on lines of business, (xi) limitations on capital expenditures and (xii) certain reporting requirements. Additionally, the First Lien Credit Agreement and Second Lien Credit Agreement include a Minimum Consolidated Net Worth financial performance covenant (as defined therein) and a Coverage Ratio covenant (as defined therein).

The Company was in compliance with all required financial covenants as of March 31, 2008.

As of March 31, 2008, annual maturities of debt obligations are set forth as follows (dollars in thousands):

Year Ending December 31,
2011	$17,500
2012	35,000
2013	367,425
2014	260,000
$679,925

Interest Rate Swaps

On March 1, 2006, the Company entered into four identical interest rate swap agreements to manage its exposure to interest rate movements associated with $210.0 million of its debt by effectively converting its variable rate to a fixed rate. These interest rate swaps provided for the exchange of variable rate payment for fixed rate payments. The variable rate was based on three month LIBOR and the fixed rate was 5.045%. The interest rate swaps matured quarterly commencing on April 13, 2006 and had a termination date of April 13, 2009. The aggregate fair market value of the interest rate swaps was approximately $49,000 as of December 31, 2006.

On January 10, 2007, the Company entered into four new interest rate swap agreements to manage its exposure to interest rate movements associated with its $210.0 million of Term Loan

RHI ENTERTAINMENT, LLC
Notes to Consolidated Financial Statements

December 31, 2007 (Successor), December 31, 2006 (Successor)
and December 31, 2005 (Predecessor)

(Information as of March 31, 2008 and for the three months ended March 31,
2008 and the three months ended March 31, 2007 is unaudited)

A2 debt by effectively converting its variable rate to a fixed rate. Each of these interest rate swaps had identical terms and provided for the exchange of variable rate payment for fixed rate payments. The variable rate was based on three month LIBOR and the fixed rate was 5.00%. The interest rate swaps commenced on March 22, 2007 and had a termination date of December 22, 2009.

On April 9, 2007, the Company terminated all existing interest rate swap agreements and a loss of $44,000 was recognized in 2007.

On April 10, 2007, the Company entered into two identical interest rate swap agreements to manage its exposure to interest rate movements associated with $435.0 million of its amended credit facilities by effectively converting its variable rate to a fixed rate. These interest rate swaps provide for the exchange of variable rate payment for fixed rate payments. The variable rate is based on three month LIBOR and the fixed rate is 4.9784%. The interest rate swaps commenced on April 27, 2007 and terminate on April 27, 2010. The aggregate fair market value of the interest rate swaps was approximately $(22.6) million and $(11.9) million as of March 31, 2008 and December 31, 2007. respectively.

The Company is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. However, the Company does not anticipate non-performance by the counterparties.

(11)    Share-based Compensation

Concurrent with the Acquisition (see note 4) and the signing of an employment agreement between the Company and its chief executive officer, Holdings issued to the Company’s chief executive officer 2,800,000 Class B Units of Holdings for no consideration. The Class B Units have no voting rights. The 2,800,000 Class B Units were independently valued at $2.4 million as of January 12, 2006. The valuation of the Class B Units was determined by first estimating the business enterprise value as of January 12, 2006 utilizing the income approach (discounted cash flow) and allocating that business enterprise value to the individual equity classes using option pricing theory and the Black-Scholes model. The key assumptions utilized include a business enterprise value of $493.0 million, a $1.00 price per Class B Unit, an estimated time to liquidity of 3.5 years, a risk-free rate of 4.4% and estimated volatility of 28.5%. The $2.4 million fair value was recorded as contributed capital from Holdings to the Company. This amount was then immediately expensed as the units were vested upon issuance. The expense is included in selling, general and administrative expense in the Company’s consolidated statement of operations for the period from January 12, 2006 (inception) through December 31, 2006.

Holdings also authorized 1,000 Value Units allocable at the Holdings’ Board of Directors’ discretion to members of the Company’s management who hold Holdings’ Preferred Units. During the period from January 12, 2006 (inception) through December 31, 2006, 875 Value Units were granted. During 2007, an additional 75 Value Units were granted. During the three months ended March 31, 2008, 15 Value Units were forfeited by a member of management. The Value Units represent profit interests in Holdings that entitle such members to receive a percentage of Holdings’ member distributions after the holders of Holdings’ Preferred Units and Class B Units have received pre-determined internal rates of return on their investments. The Value Units do

RHI ENTERTAINMENT, LLC
Notes to Consolidated Financial Statements

December 31, 2007 (Successor), December 31, 2006 (Successor)
and December 31, 2005 (Predecessor)

(Information as of March 31, 2008 and for the three months ended March 31,
2008 and the three months ended March 31, 2007 is unaudited)

not have voting rights and must be forfeited upon termination of a holder’s employment with the Company. The only exception to the aforementioned forfeiture clause is with respect to 250 Value Units granted to the Company’s chief executive officer. In accordance with the chief executive officer’s employment agreement, he may retain up to 250 of his Value Units upon termination if his employment extends through January 12, 2009 and he is not terminated for cause. The independent valuation of the Value Units was determined by first estimating the business enterprise value as of January 12, 2006 utilizing the income approach (discounted cash flow) and allocating that business enterprise value to the individual equity classes using option pricing theory and the Black-Scholes model. The key assumptions utilized include a business enterprise value of $493.0 million, an estimated time to liquidity of 3.5 years, a risk-free rate of 4.4% and estimated volatility of 28.5%. The price per unit assumption is not applicable to Value Units because no capital contributions are required upon grant or exercise. In accordance with SFAS No. 123(R), the $5.8 million grant date fair value of the 250 Value Units will be recorded as contributed capital from Holdings’ to the Company over the three year vesting period. Approximately $484,000, $485,000, $1.9 million and $1.9 million was amortized during the three months ended March 31, 2008, the three months ended March 31, 2007, the year ended December 31, 2007, and the period from January 12, 2006 (inception) through December 31, 2006, respectively, of which approximately 50% was classified as selling, general and administrative expense on the Company’s consolidated statement of operations and 50% was capitalized as film production cost overhead. The remaining 685 Value Units granted are not within the scope of SFAS No. 123(R) because they have no vesting provisions and are forfeitable upon termination. As such, accounting for such Value Units will occur when such future distributions to the Value Unit holders occur, if any.

(12)    Retirement Plan

The Company has a savings and investment plan (401(k) plan), which allows eligible employees to allocate up to 50% of their salary through payroll deductions. The Company matches 50% of employees’ pre-tax contributions, up to plan limits. During the three months ended March 31, 2008, the three months ended March 31, 2007, the year ended December 31, 2007, the period from January 12, 2006 (inception) through December 31, 2006 and the year ended December 31, 2005, the Company matched 50% of employees’ pre-tax contributions totaling approximately $180,000 $154,000, $390,000, $285,000 and $368,000, respectively. The Company may make additional matching contributions of up to 50% at the discretion of its Board of Directors. The Company made additional matching contributions of $390,000, $272,000 and $368,000 for the year ended December 31, 2007, the period from January 12, 2006 (inception) through December 31, 2006 and the year ended December 31, 2005, respectively. The accruals for the 2007 and 2006 matching contributions are included in accounts payable and accrued liabilities as of December 31, 2007 and 2006 in the accompanying consolidated balance sheets.

(13)    Predecessor Company Related Party Transactions

(a)    Program License Agreement with Crown Media

Crown Media licenses programming from the Company for distribution in the United States under an Amended and Restated Program License Agreement (the Program Agreement),

RHI ENTERTAINMENT, LLC
Notes to Consolidated Financial Statements

December 31, 2007 (Successor), December 31, 2006 (Successor)
and December 31, 2005 (Predecessor)

(Information as of March 31, 2008 and for the three months ended March 31,
2008 and the three months ended March 31, 2007 is unaudited)

dated as of January 1, 2005. Under the Program Agreement, Crown Media licenses certain Films owned or controlled by the Company, as well as original Films produced for initial domestic exhibition on the Hallmark Channel. The Program Agreement has a term of four years, and expires on December 31, 2008. Crown Media’s rights and obligations related to the Films licensed pursuant to the Program Agreement will remain in effect after the contract expires.

The Company had a program license agreement with Crown Media International (CMI). Pursuant to this agreement, CMI licensed rights to exhibit the Company’s programming in the international territories in which Crown Media operated. On April 26, 2005, Crown Media completed the sale of its international business to a group of investors and the program license agreement with CMI was terminated.

During the year ended December 31, 2005, the Company recognized revenue of $70.6 million related to program license fees with Crown Media. Also during 2005, the Company received approximately $93.4 million for program license fees from Crown Media.

During 2005, approximately $132.8 million of program license fees outstanding from Crown Media from prior years were converted to an interest bearing note receivable. During 2005, approximately $2.4 million of interest income was recorded on this note receivable. The note bore interest at LIBOR plus 3%. Both interest and principal on this note were due on August 31, 2006. The note was extinguished in connection with the Acquisition (see note 4).

(b)    Program License Fees Received and Costs Paid on Behalf of Crown Media

The Company provided Crown Media with services related to the administration, distribution and other exploitation of its film assets. The Company has received program license fees on behalf of Crown Media and paid for certain costs on behalf of Crown Media. The agreement was terminated on December 15, 2006 in connection with the Company’s acquisition of Crown Media Distribution, LLC (see note 4).

(c)    Service Agreement with Crown Media

The Company received annual service fees in connection with its agreement to provide Crown Media with services related to the administration, distribution, and other exploitation of its film assets as discussed above. The annual service fee under the agreement was initially $1.5 million. This was reduced effective April 25, 2005 to $750,000 as a result of Crown Media’s sale of its international business. During 2005, the Company recorded $992,000 as a reduction to selling, general and administrative expenses reflecting the service fee earned from Crown Media. The agreement was terminated on December 15, 2006 in connection with the Company’s acquisition of Crown Media Distribution, LLC (see note 4).

(d)    Revolving Note

The Company had a $470.0 million revolving note commitment from HC Crown (HC). The note bore interest at 130% of the applicable federal rate and compounded on an annual basis. The weighted average interest rate on borrowings was 4.62% for 2005. The note and any unpaid interest was due on demand. Interest expense under the revolving note was approximately $21.2 million for the year ended December 31, 2005. During the year ended December 31, 2005, approximately $9.5 million of interest was converted to principal. This note was extinguished in connection with the Acquisition (see note 4).

RHI ENTERTAINMENT, LLC
Notes to Consolidated Financial Statements

December 31, 2007 (Successor), December 31, 2006 (Successor)
and December 31, 2005 (Predecessor)

(Information as of March 31, 2008 and for the three months ended March 31,
2008 and the three months ended March 31, 2007 is unaudited)

(e)    Note Payable

The Company had a $75.0 million promissory note payable to HC. The note bore interest at 130% of the applicable federal rate and compounded on an annual basis. The weighted average interest rate on borrowings was 4.62% for 2005. The note and any unpaid interest were due on demand. Interest expense under the promissory note was approximately $3.1 million for the year ended December 31, 2005. During the year ended December 31, 2005, $1.7 million of interest was converted to principal. This note was extinguished in connection with the Acquisition (see note 4).

(14)    Successor Company Related Party Transactions

The Company has agreed to pay Kelso an annual management fee of $600,000 in connection with planning, strategy, oversight and support to management. This management fee is paid on a quarterly basis. A total of $150,000, $150,000, $600,000 and $600,000 of this management fee is recorded as management fees and royalties paid to related parties in the consolidated statements of operations for the three months ended March 31, 2008, the three months ended March 31, 2007, the year ended December 31, 2007 and the period from January 12, 2006 (inception) through December 31, 2006, respectively.

Concurrent with the closing of the Acquisition, the Company paid Kelso $6.0 million for financial advisory services provided to the Company. Of this $6.0 million, $3.6 million was related to the Acquisition and included in the purchase price, $1.8 million was related to the Company’s new credit facility and recorded as deferred debt financing costs and $600,000 was related to the negotiation of the Company’s executive employment contracts and expensed. Additionally, the Company agreed to reimburse Kelso $436,000 during the period January 12, 2006 (inception) through December 31, 2006 for various out-of-pocket costs they incurred as a result of the Acquisition and ongoing advisory services. Approximately $282,000 of these out-of-pocket costs were associated with the Acquisition and included in the purchase price. The remainder of out-of-pocket cost reimbursements were expensed and are included in selling, general and administrative expense in the consolidated statement of operations for the period January 12, 2006 (inception) through December 31, 2006. Out-of-pocket costs incurred in the year ended December 31, 2007 and the three months ended March 31, 2008 were insignificant.

(15)    Successor Company Income Taxes

The Company is a limited liability company that is disregarded as an entity separate from its sole member, Holdings, which is treated as a partnership for U.S. income tax purposes and is generally not subject to federal and state income taxes. However, a portion of the Company’s income is earned by a wholly-owned corporate subsidiary, RID, which is subject to U.S. federal, state and local income taxes.

The income tax expense for the three months ended March 31, 2008 consists primarily of a provision for foreign taxes related to license fees from customers located outside the United States.

RHI ENTERTAINMENT, LLC
Notes to Consolidated Financial Statements

December 31, 2007 (Successor), December 31, 2006 (Successor)
and December 31, 2005 (Predecessor)

(Information as of March 31, 2008 and for the three months ended March 31,
2008 and the three months ended March 31, 2007 is unaudited)

The provision for income taxes for the year ended December 31, 2007 and the period from January 12, 2006 (inception) through December 31, 2006 are as follows (dollars in thousands):

	Year Ended December 31, 2007	Period from January 12, 2006 (inception) to December 31, 2006
Current tax provision (benefit)
Federal	$(320)	$1,366
State and local	1,168	2,385
Foreign	1,930	2,515
Total current	2,778	6,266
Deferred tax benefit
Federal	(1,241)	(965)
State and local	(113)	1,040
Foreign	—	—
Total deferred	(1,354)	75
Total tax provision	$1,424	$6,341

The 2007 and 2006 tax provisions include foreign withholding taxes of approximately $1.8 million and $1.6 million, respectively. These taxes represent withholding taxes deducted from license fees received from non-U.S. customers.

Reconciliation of the provision for income taxes to the statutory federal income tax rate for the year ended December 31, 2007 and the period from January 12, 2006 (inception) through December 31, 2006 are as follows (dollars in thousands):

	Year Ended December 31, 2007	Period from January 12, 2006 (inception) to December 31, 2006
Benefit on loss before income taxes at statutory federal income tax rate	$(7,199)	$(1,107)
Earnings not subject to tax at the partnership level	7,699	9,260
Change in tax status	—	(6,268)
State and local income taxes, (net of federal benefit)	703	1,337
Foreign income and withholding taxes net of U.S. foreign tax credits	144	1,825
Change in valuation allowance	—	1,300
Other	77	(6)
Total tax provision	$1,424	$6,341

RHI ENTERTAINMENT, LLC
Notes to Consolidated Financial Statements

December 31, 2007 (Successor), December 31, 2006 (Successor)
and December 31, 2005 (Predecessor)

(Information as of March 31, 2008 and for the three months ended March 31,
2008 and the three months ended March 31, 2007 is unaudited)

The components of deferred tax assets are as follows (dollars in thousands):

	December 31, 2007	December 31, 2006
Net operating losses	$2,167	$955
Deferred revenue	1,575	1,241
Accrued liabilities and reserves	1,121	(101)
Film production costs	337	272
Other	193	32
	5,393	2,399
Valuation allowance	(2,940)	(1,300)
Net deferred tax asset	$2,453	$1,099

The net change in the valuation allowance for the three months ended March 31, 2008, the year ended December 31, 2007 and the period from January 12, 2006 (inception) through December 31, 2006 was a decrease of $82,000, an increase of $1.6 million and $1.3 million, respectively, which is attributable to deferred tax assets generated by RHI LLC. While RHI LLC is not subject to federal or state income tax, it is subject to New York City Unincorporated Business Tax (UBT). In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the remaining net deferred tax asset.

At December 31, 2007 the Company had a New York City UBT net operating loss carryforward of $46.1 million. This loss will be carried forward and will expire in varying amounts starting in 2026. The net operating loss was primarily related to deductions for deferred revenue and the exclusion of intercompany royalty income. Management expects this loss to expire unused.

(16)    Commitments and Contingencies

The Company is involved in various legal proceedings and claims incidental to the normal conduct of its business. Although it is impossible to predict the outcome of any outstanding legal proceedings, the Company believes that such outstanding legal proceedings and claims, individually and in the aggregate, are not likely to have a material effect on its financial position or results of operations.

On November 28, 2007, the Company received a complaint from Flextech Rights Limited (Flextech) asserting claims for breach of contract arising out of a Distribution Agreement dated November 22, 1996 between Flextech and the Predecessor Company. Flextech formally served the Company on December 19, 2007. Flextech alleges damages in the amount of $5.2 million for unpaid fees under the Distribution Agreement in connection with minimum guarantees made by the Company for its original programming. The Company has reached a tentative settlement agreement that will result in the dismissal of this lawsuit with prejudice. The Company expects a

RHI ENTERTAINMENT, LLC
Notes to Consolidated Financial Statements

December 31, 2007 (Successor), December 31, 2006 (Successor)
and December 31, 2005 (Predecessor)

(Information as of March 31, 2008 and for the three months ended March 31,
2008 and the three months ended March 31, 2007 is unaudited)

settlement agreement to be fully executed in the 2nd quarter of 2008. The Company has sufficient accruals as of December 31, 2007 and March 31, 2008 to cover the anticipated settlement amount.

During 2005, Hallmark Cards settled, on behalf of the Company, a third party claim alleging breach of contract. This settlement, totaling $3.0 million, is reflected in selling, general and administrative expenses for the year ended December 31, 2005 in the accompanying statements of operations and as a contribution to member’s equity as of December 31, 2005.

(a)    ION Commitments

On October 19, 2006, the Company entered into an agreement with ION Media Networks, Inc. (ION), a domestic television broadcaster. Under the terms of this arrangement, the Company has agreed to provide titles from its film library and certain new productions to program the Friday, Saturday and Sunday 7-11 PM time periods on all ION television stations for a period of two years commencing on June 29, 2007. As consideration for the use of the Company’s programming, ION has agreed to allow the Company to control and sell all but two minutes per hour of the advertising during the time periods which the Company’s programming airs. ION and the Company will share in the advertising proceeds received. The Company is the principal in its sale of the advertising time, as it bears all of the risks associated with the sale and collection of the advertising revenue. As such, revenue is recorded as the advertising is aired at the gross contractual amount, net of commissions paid to advertising agencies and audience deficiency obligations, if any. The Company has agreed to pay ION a non-refundable annual advance against ION’s share of future advertising proceeds with ION receiving minimum guarantee payments from the Company beginning in February 2007. The minimum guarantee payments amount to $9.4 million in 2007, $13.5 million in 2008 and $3.5 million in 2009. The Company expenses ION’s share of advertising proceeds as incurred as cost of sales in its consolidated statements of operations. To the extent that such amounts due to ION do not exceed the annual advance in each contract year, the minimum guarantee payments are amortized on a straight-line basis. During each year of the arrangement, the Company is contractually obligated to buy a minimum of $2.0 million of advertising time from ION and spend at least $1.0 million for the third party marketing and promotion of the Company’s programming that will air on ION. The $2.0 million annual advertising time obligation is being expensed on a straight-line basis over each contract year. The $1.0 million annual marketing and promotion obligation is expensed as incurred.

(b)    Lease Commitments

The Company leases office facilities and various types of office equipment under noncancelable operating leases. The leases expire at various dates through 2017, and some contain escalation clauses and renewal options. Rent expense amounted to approximately $3.0 million, $2.8 million and $2.8 million for the year ended December 31, 2007, the period from January 12, 2006 (inception) through December 31, 2006 and the year ended December 31, 2005, respectively. The Company also subleases office space. Sublease income amounted to approximately $1.0 million, $1.1 million and $0.4 million for the year ended December 31, 2007, the period from January 12, 2006 (inception) through December 31, 2006 and the year ended December 31, 2005, respectively. The minimum sublease rentals due the Company total approximately $0.9 million and

RHI ENTERTAINMENT, LLC
Notes to Consolidated Financial Statements

December 31, 2007 (Successor), December 31, 2006 (Successor)
and December 31, 2005 (Predecessor)

(Information as of March 31, 2008 and for the three months ended March 31,
2008 and the three months ended March 31, 2007 is unaudited)

$0.3 million in 2008 and 2009, respectively (these amounts are not reflected in the schedule below). At December 31, 2007, the minimum annual rental commitments under the leases are as follows (dollars in thousands):

2008	$2,913
2009	1,232
2010	359
2011	351
2012	309
Beyond 2012	1,381
Total	$6,545

(17)    Subsequent Event

On May 8, 2008, the Company’s sole member, RHI Entertainment Holdings, LLC borrowed $30 million under a new senior unsecured term loan facility and distributed the proceeds, net of fees and expenses of the financing, to the Company as a capital contribution.

Interest on borrowings under the unsecured credit facility accrues at the rate of 19% per annum through the first anniversary of the facility. The unsecured credit facility is subject to a prepayment premium in connection with any prepayment prior to May 8, 2009 equal to the difference between the aggregate amount of interest that otherwise would have been payable on the prepaid loans during the period from the closing date to the first anniversary date of the facility and the amount of interest actually paid on such loans during the period from the closing date to and including the date of prepayment.

To the extent permitted under the First Lien Credit Agreement and the Second Lien Credit Agreement, the Company will make restricted payments to RHI Entertainment Holdings, LLC to allow it to pay the principal and interest on the unsecured credit facility. The Company can not make certain changes to the First Lien Credit Agreement, including increasing the amount of indebtedness, increasing the rate of interest or redemption premium or shortening the maturity of the underlying loans, without payment in full of the obligations under the unsecured credit facility.

13,500,000 shares

RHI Entertainment, Inc.

Common stock

Prospectus

JPMorgan	Banc of America Securities LLC

Cowen and Company	Thomas Weisel Partners LLC

June 17, 2008

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any free writing prospectus prepared by us or on our behalf. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Through and including July 11, 2008 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade in our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.